Exhibit T3E.4

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

)
In re:	)	Chapter 11
)
GOODMAN NETWORKS INCORPORATED, et al.,[1]	)	Case No. 17-31575 (MI)
)
Debtors.	)	(Jointly Administered)
)

NOTICE OF FILING OF SECOND AMENDMENT

TO PLAN SUPPLEMENT FOR THE DEBTORS’ JOINT

PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION

PLEASE TAKE NOTICE that the above-captioned debtors and debtors in possession (collectively, the “Debtors”) hereby files the plan supplement (the “Second Amended Plan Supplement”) in support of the Debtors’ Amended Joint Prepackaged Chapter 11 Plan of Reorganization [Docket No. 214] (including all exhibits and supplements thereto, the “Plan”).2 The rights of all parties in interest, including, but not limited to, the Required Consenting Noteholders, the Required Consenting Equityholders, and the Debtors, with respect to the form of documents contained in the Plan Supplement are expressly preserved. The filing of the Plan Supplement does not constitute an exercise of any consent rights, a waiver of such consent rights, or an exercise or waiver of any other rights of the Required Consenting Noteholders, the Required Consenting Equityholders, or the Debtors under the Plan

PLEASE TAKE FURTHER NOTICE that on April 6, 2017, the Debtors filed the Plan Supplement for the Debtors’ Joint Prepackaged Chapter 11 Plan of Reorganization [Docket No. 157] (the “Initial Plan Supplement”), and that on May 2, 2017, the Debtors filed the Amendment to Plan Supplement for the Debtors’ Amended Joint Prepackaged Chapter 11 Plan of Reorganization [Docket No. 217] (the “First Amended Plan Supplement”), which included amended versions of certain of the documents included in the Initial Plan Supplement. Certain documents in this Second Amended Plan Supplement feature revisions to the documents contained in the Initial Plan Supplement and the First Amended Plan Supplement, as applicable. As noted below, the Debtors have included redlines reflecting such changes against those versions last filed in the Initial Plan Supplement and the First Amended Plan Supplement, as applicable.

[1]	The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, include: Goodman Networks Incorporated (9460); Goodman Networks Services, LLC (8389); and Multiband Field Services, Inc. (1746). The location of the Debtors’ service address is 2801 Network Blvd., Suite 300, Frisco, Texas 75034.
[2]	Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

PLEASE TAKE FURTHER NOTICE that on May 4, 2017, the Bankruptcy Court entered its Findings of Fact, Conclusions of Law, and Order Approving the Debtors’ Disclosure Statement for, and Confirming, the Debtors’ Amended Joint Prepackaged Chapter 11 Plan of Reorganization [Docket No. 236], which confirmed the Plan.

PLEASE TAKE FURTHER NOTICE that this Second Amended Plan Supplement includes the following documents, as may be modified, amended, or supplemented from time to time:

•	Exhibit A – Exit Facility Credit Agreement

•	Exhibit A-1 – Redline of Exit Facility Credit Agreement

•	Exhibit B – New Secured Notes Indenture

•	Exhibit B-1 – Redline of New Secured Notes Indenture

•	Exhibit C – Intercreditor Agreement

•	Exhibit C-1 – Redline of Intercreditor Agreement

•	Exhibit D – Certificate of Formation of Reorganized Goodman

•	Exhibit D-1 – Redline of Certificate of Formation of Reorganized Goodman

•	Exhibit E – Bylaws of Reorganized Goodman

•	Exhibit E-1 – Redline of Bylaws of Reorganized Goodman

•	Exhibit F – Shareholders Agreement

•	Exhibit F-1 – Redline of Shareholders Agreement

•	Exhibit G – Identity of directors, managers, and officers of Reorganized Goodman

•	Exhibit G-1 – Redline to Identity of directors, managers, and officers of Reorganized Goodman

•	Exhibit H – Goodman MBE Group Consulting Contract

•	Exhibit H-1 – Redline of Goodman MBE Group Consulting Contract

•	Exhibit I – Rejected Executory Contract and Unexpired Lease List

•	Exhibit I-1 – Redline of Rejected Executory Contract and Unexpired Lease List

•	Exhibit J – Assumed Executory Contract and Unexpired Lease List

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•	Exhibit J-1 – Redline of Assumed Executory Contract and Unexpired Lease List

•	Exhibit L – Stock Escrow Agreement

PLEASE TAKE FURTHER NOTICE that subject to the applicable consent rights contained in the Plan, the Debtors reserve all rights to amend, modify, or supplement the Plan Supplement, and any of the documents contained therein, in accordance with the terms of the Plan, at any time before the Effective Date of the Plan, or any such other date as may be provided for by the Plan or by order of the Bankruptcy Court. If any document in the Plan Supplement is altered, modified, or supplemented in any material respect, the Debtors will file a revised version of such document with the Bankruptcy Court.

PLEASE TAKE FURTHER NOTICE that the forms of the documents contained in the Second Amended Plan Supplement are integral to, and are considered part of, the confirmed Plan.

PLEASE TAKE FURTHER NOTICE that the Plan, the Second Amended Plan Supplement, the Disclosure Statement, and other documents and materials filed in these chapter 11 cases may be obtained at no charge from Kurtzman Carson Consultants LLC, the notice and balloting agent retained by the Debtors in these chapter 11 cases (the “Noticing and Balloting Agent”) by: (a) accessing the Noticing and Balloting Agent’s website at http://www.kccllc.net/goodman; (b) writing to the Noticing and Balloting Agent at 1290 Avenue of the Americas, 9th Floor, New York, NY, 10104; (c) emailing the Noticing and Balloting Agent at goodmanballots@kccllc.com; or (d) calling the Noticing and Balloting Agent at 877-833-4150. You may also obtain copies of any pleadings filed in these chapter 11 cases for a fee at https://ecf.txsb.uscourts.gov.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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Houston, Texas	/s/ Stephen M. Pezanosky
Dated: May 30, 2017	Stephen M. Pezanosky (TX Bar No. 15881850)
J. Frasher Murphy (TX Bar No. 24013214)
Matthew T. Ferris (TX Bar No. 24045870)
HAYNES AND BOONE, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
	Telephone:	(214) 651-5000
	Facsimile:	(214) 651-5940
	Email:	stephen.pezanosky@haynesboone.com
frasher.murphy@haynesboone.com
matt.ferris@haynesboone.com

-and-

Patrick J. Nash, Jr., P.C. (admitted pro hac vice)
Joseph M. Graham (admitted pro hac vice)
KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
300 North LaSalle
Chicago, Illinois 60654
	Telephone:	(312) 862-2000
	Facsimile:	(312) 862-2200
	Email:	patrick.nash@kirkland.com
joe.graham@kirkland.com

-and-

Joshua A. Sussberg, P.C. (admitted pro hac vice)
Alexander N. Cross (admitted pro hac vice)
KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP
601 Lexington Avenue
New York, New York 10022
	Telephone:	(212) 446-4800
	Facsimile:	(212) 446-4900
	Email:	joshua.sussberg@kirkland.com
alex.cross@kirkland.com

Co-Counsel to the Debtors and Debtors in Possession

Certificate of Service

I certify that on May 30, 2017, I caused a copy of the foregoing document to be served by the Electronic Case Filing System for the United States Bankruptcy Court for the Southern District of Texas.

/s/ Stephen M. Pezanosky
One of its Counsel

Exhibit A

Exit Facility Credit Agreement

CREDIT AND SECURITY AGREEMENT

dated as of May 31, 2017

by and among

GOODMAN NETWORKS INCORPORATED, MULTIBAND FIELD SERVICES,

INCORPORATED and GOODMAN NETWORKS SERVICES, LLC

each as Borrower, and collectively as Borrowers,

and

MIDCAP FINANCIAL TRUST,

as Agent and as a Lender,

and

THE ADDITIONAL LENDERS

FROM TIME TO TIME PARTY HERETO

i

ii

iii

iv

REFERENCE IS MADE TO THE INTERCREDITOR AGREEMENT, DATED AS OF MAY 31, 2017 (AS AMENDED, MODIFIED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME), AMONG MIDCAP FINANCIAL TRUST (TOGETHER WITH ITS SUCCESSORS AND ASSIGNS), AS THE ABL REPRESENTATIVE (AS DEFINED THEREIN), UMB BANK, NATIONAL ASSOCIATION, AS THE NOTES REPRESENTATIVE (AS DEFINED THEREIN), GOODMAN NETWORKS INCORPORATED (“COMPANY”) AND THE SUBSIDIARIES OF COMPANY NAMED THEREIN (AS AMENDED FROM TIME TO TIME, THE “INTERCREDITOR AGREEMENT”). EACH PERSON THAT BENEFITS FROM THE SECURITY HEREUNDER, BY ACCEPTING THE BENEFITS OF THE SECURITY PROVIDED HEREBY, (I) CONSENTS (OR IS DEEMED TO CONSENT), TO THE SUBORDINATION OF LIENS PROVIDED FOR IN THE INTERCREDITOR AGREEMENT, (II) AGREES (OR IS DEEMED TO AGREE) THAT IT WILL BE BOUND BY, AND WILL TAKE NO ACTIONS CONTRARY TO, THE PROVISIONS OF THE INTERCREDITOR AGREEMENT, (III) AUTHORIZES (OR IS DEEMED TO AUTHORIZE) THE ABL REPRESENTATIVE ON BEHALF OF SUCH PERSON TO ENTER INTO, AND PERFORM UNDER, THE INTERCREDITOR AGREEMENT AND (IV) ACKNOWLEDGES (OR IS DEEMED TO ACKNOWLEDGE) THAT A COPY OF THE INTERCREDITOR AGREEMENT WAS DELIVERED, OR MADE AVAILABLE, TO SUCH PERSON. NOTWITHSTANDING ANY OTHER PROVISION CONTAINED HEREIN, THIS AGREEMENT, THE LIENS CREATED HEREBY AND THE RIGHTS, REMEDIES, DUTIES AND OBLIGATIONS PROVIDED FOR HEREIN ARE SUBJECT IN ALL RESPECTS TO THE PROVISIONS OF THE INTERCREDITOR AGREEMENT. IN THE EVENT OF ANY CONFLICT OR INCONSISTENCY BETWEEN THE PROVISIONS OF THIS AGREEMENT AND THE INTERCREDITOR AGREEMENT, THE PROVISIONS OF THE INTERCREDITOR AGREEMENT SHALL CONTROL.

CREDIT AND SECURITY AGREEMENT

THIS CREDIT AND SECURITY AGREEMENT (as the same may be amended, supplemented, restated or otherwise modified from time to time, the “Agreement”) is dated as of May 31, 2017 by and among GOODMAN NETWORKS INCORPORATED, a Texas corporation (“Goodman”), MULTIBAND FIELD SERVICES, INCORPORATED, a Delaware corporation (“Multiband”), GOODMAN NETWORKS SERVICES, LLC, a Delaware limited liability company “GNS”, and any additional borrower that may hereafter be added to this Agreement (each individually as a “Borrower”, and collectively as “Borrowers”), MIDCAP FINANCIAL TRUST, a Delaware statutory trust, individually as a Lender, and as Agent, and the financial institutions or other entities from time to time parties hereto, each as a Lender.

RECITALS

A. Capitalized terms used and not defined in the preamble and these recitals shall have the respective meanings set forth for such terms in Section 1.1 of this Agreement.

B. On March 13, 2017, Goodman, Multiband, and GNS (collectively, the “Goodman Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (“Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (such court, together with any other court having exclusive jurisdiction over any Case from time to time and any federal appellate court thereof, the “Bankruptcy Court”) and commenced cases, jointly administered under Case No. 17-31575 (collectively, the “Cases”), and have continued in the possession and operation of their assets and in the management of their businesses pursuant to sections 1107 and 1108 of the Bankruptcy Code.

B. The Bankruptcy Court entered the Confirmation Order on May 4, 2017 (as that term is defined below) in the Cases. The Confirmation Order, among other things, approves the Goodman Debtors’ Plan (as that term is defined below) of reorganization for the resolution of claims pursuant to chapter 11 of the Bankruptcy Code.

C. Borrowers have requested that Lenders make available to Borrowers a revolving credit facility as the Exit Facility (as that term is defined below). Lenders are willing to extend such a revolving credit facility to Borrowers under the terms and conditions herein set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Borrowers, Lenders and Agent agree that this Agreement is the Exit Facility Agreement (as that term is defined in the Plan) and further agree as follows:

ARTICLE 1 - DEFINITIONS

Section 1.1 Certain Defined Terms. The following terms have the following meanings:

“ABL Priority Collateral” has the meaning set forth in the Intercreditor Agreement.

“Acceleration Event” means the occurrence of an Event of Default (a) in respect of which Agent has declared all or any portion of the Obligations to be immediately due and payable pursuant to Section 10.2, (b) pursuant to Section 10.1(a), and in respect of which Agent has suspended or terminated the Revolving Loan Commitment pursuant to Section 10.2, and/or (c) pursuant to either Section 10.1(e) and/or Section 10.1(f).

“Account Debtor” means “account debtor”, as defined in Article 9 of the UCC, and any other obligor in respect of an Account.

“Accounts” means, collectively, (a) any right to payment of a monetary obligation, whether or not earned by performance, (b) without duplication, any “account” (as defined in the UCC), any accounts receivable (whether in the form of payments for services rendered or goods sold, rents, license fees or otherwise), any “payment intangibles” (as defined in the UCC) and all other rights to payment and/or reimbursement of every kind and description, whether or not earned by performance, (c) all accounts, “general intangibles” (as defined in the UCC), Intellectual Property, rights, remedies, Guarantees, “supporting obligations” (as defined in the UCC), “letter-of-credit rights” (as defined in the UCC) and security interests in respect of the foregoing, all rights of enforcement and collection, all books and records evidencing or related to the foregoing, and all rights under the Financing Documents in respect of the foregoing, (d) all information and data compiled or derived by any Borrower or to which any Borrower is entitled in respect of or related to the foregoing, and (e) all proceeds of any of the foregoing.

“Acknowledgment and Reaffirmation Agreement” means that certain Acknowledgement and Reaffirmation Agreement to be executed and delivered by Goodman to the Agent in connection with the Reincorporation, in substantially the form of Exhibit F hereto.

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“Agent” means MCF, in its capacity as administrative agent for itself and for Lenders hereunder, as such capacity is established in, and subject to the provisions of, Article 11, and the successors and assigns of MCF in such capacity. The Agent is the Exit Facility Agent (as that term is defined in the Plan).

“Affiliate” means, with respect to any Person, (a) any Person that directly or indirectly controls such Person, (b) any Person which is controlled by or is under common control with such controlling Person, and (c) each of such Person’s (other than, with respect to any Lender, any Lender’s) officers or directors (or Persons functioning in substantially similar roles) and the spouses, parents, descendants and siblings of such officers, directors or other Persons. As used in this definition, the term “control” of a Person means the possession, directly or indirectly, of the power to vote ten percent (10%) or more of any class of voting securities of such Person or to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Alcatel” means Alcatel-Lucent USA Inc. and its successors and assigns.

“Anti-Terrorism Laws” means any Laws relating to terrorism or money laundering, including, without limitation, Executive Order No. 13224 (effective September 24, 2001), the USA PATRIOT Act, the Laws comprising or implementing the Bank Secrecy Act, and the Laws administered by OFAC.

“Applicable Margin” means with respect to Revolving Loans and all other Obligations four and eighty-five hundredths percent (4.85%).

“Asset Disposition” means any sale, lease, license, transfer, assignment or other consensual disposition by any Credit Party of any asset.

“Bankruptcy Code” means title 11 of the United States Code entitled “Bankruptcy”, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto.

“Bankruptcy Court” has the meaning set forth in the Recitals to this Agreement.

“Base LIBOR Rate” means, for each Interest Period, the rate per annum, determined by Agent in accordance with its customary procedures, and utilizing such electronic or other quotation sources as it considers appropriate (rounded upwards, if necessary, to the next 1/100%), to be the rate at which Dollar deposits (for delivery on the first day of such Interest Period or, if such day is not a Business Day on the preceding Business Day) in the amount of $1,000,000 are offered to major banks in the London interbank market on or about 11:00 a.m. (Eastern time) two (2) Business Days prior to the commencement of such Interest Period, for a term comparable to such Interest Period, which determination shall be conclusive in the absence of manifest error.

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“Base Rate” means the per annum rate of interest announced, from time to time, within Wells Fargo at its principal office in San Francisco as its “prime rate,” with the understanding that the “prime rate” is one of Wells Fargo’s base rates (not necessarily the lowest of such rates) and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto and is evidenced by the recording thereof after its announcement in such internal publications as Wells Fargo may designate; provided, however, that Agent may, upon prior written notice to Borrower, choose a reasonably comparable index or source to use as the basis for the Base Rate.

“Blocked Person” means any Person: (a) listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (c) with which any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (d) that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, or (e) that is named a “specially designated national” or “blocked person” on the most current list published by OFAC or other similar list or is named as a “listed person” or “listed entity” on other lists made under any Anti-Terrorism Law.

“Borrower” and “Borrowers” mean the entity(ies) described in the first paragraph of this Agreement and each of their successors and permitted assigns.

“Borrower Representative” means Goodman Networks Incorporated, in its capacity as Borrower Representative pursuant to the provisions of Section 2.9, or any successor Borrower Representative selected by Borrowers and approved by Agent.

“Borrowing Base” means:

(a) the product of (i) eighty-five percent (85%) multiplied by (ii) the aggregate net amount at such time of the Eligible Accounts, less the amount, if any, of the Dilution Reserve; plus

(b) the lesser of (A) the product of (i) eighty-five percent (85%) multiplied by (ii) the Orderly Liquidation Value of the Eligible Inventory, or (B) the product of (i) sixty-five percent (65%) multiplied by (ii) the value of the Eligible Inventory, valued at the lower of first-in-first-out cost or market cost, and after factoring in all rebates, discounts and other incentives or rewards associated with the purchase of the applicable Inventory provided, however, that such amount shall not exceed forty percent (40%) of the value of the total amount of the Borrowing Base; minus

(c) the amount of any reserves and/or adjustments provided for in this Agreement.

“Borrowing Base Certificate” means a certificate, duly executed by a Responsible Officer of Borrower Representative, appropriately completed and substantially in the form of Exhibit C hereto.

“Business Day” means any day except a Saturday, Sunday or other day on which either the New York Stock Exchange is closed, or on which commercial banks in Washington, DC and New York City are authorized by law to close.

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“Cases” has the meaning set forth in the Recitals to this Agreement.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C.A. § 9601 et seq., as the same may be amended from time to time.

“Change in Control” means the occurrence of any of the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Goodman and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)), other than a Principal or a Related Party of a Principal;

(b) the adoption of a plan relating to the liquidation or dissolution of Goodman;

(c) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined above)), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting securities of Goodman, measured by voting power rather than number of shares;

(d) Goodman ceases to own, directly or indirectly, 100% of the capital stock of any of the other Credit Parties;

(e) Goodman consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Goodman, in any such event pursuant to a transaction in which any of the outstanding voting securities of Goodman or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting securities of Goodman outstanding immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the outstanding shares of the voting securities of such surviving or transferee Person (immediately after giving effect to such transaction); or

(f) the first day on which a majority of the members of the Board of Directors of Goodman are not Continuing Directors.

As used herein, “beneficial ownership” shall have the meaning provided in Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934.

“Closing Date” means the date of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means all property, now existing or hereafter acquired, mortgaged or pledged to, or purported to be subjected to a Lien in favor of, Agent, for the benefit of Agent and Lenders, pursuant to this Agreement and the Security Documents, including, without limitation, all of the property described in Schedule 9.1 hereto.

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“Commitment Annex” means Annex A to this Agreement.

“Commitment Expiry Date” means April 1, 2020.

“Compliance Certificate” means a certificate, duly executed by a Responsible Officer of Borrower Representative, appropriately completed and substantially in the form of Exhibit B hereto.

“Confirmation Order” means that certain order of the Bankruptcy Court entered on May 4, 2017 at Docket No. 236 confirming the Plan under section 1129 of the Bankruptcy Code and approving the Disclosure Statement, with respect to the Goodman Debtors.

“Consolidated Subsidiary” means, at any date, any Subsidiary the accounts of which would be consolidated with those of Goodman (or any other Person, as the context may require hereunder) in its consolidated financial statements if such statements were prepared as of such date.

“Contingent Obligation” means, with respect to any Person, any direct or indirect liability of such Person: (a) with respect to any Debt of another Person (a “Third Party Obligation”) if the purpose or intent of such Person incurring such liability, or the effect thereof, is to provide assurance to the obligee of such Third Party Obligation that such Third Party Obligation will be paid or discharged, or that any agreement relating thereto will be complied with, or that any holder of such Third Party Obligation will be protected, in whole or in part, against loss with respect thereto; (b) with respect to any undrawn portion of any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for the reimbursement of any drawing; (c) under any Swap Contract, to the extent not yet due and payable; (d) to make take-or-pay or similar payments if required regardless of nonperformance by any other party or parties to an agreement; or (e) for any obligations of another Person pursuant to any Guarantee or pursuant to any agreement to purchase, repurchase or otherwise acquire any obligation or any property constituting security therefor, to provide funds for the payment or discharge of such obligation or to preserve the solvency, financial condition or level of income of another Person. The amount of any Contingent Obligation shall be equal to the amount of the obligation so Guaranteed or otherwise supported or, if not a fixed and determinable amount, the maximum amount so Guaranteed or otherwise supported.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Goodman who:

(a)	was a member of the Board of Directors of Goodman as of the date of this Agreement; or

(b)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Controlled Foreign Corporation” means “controlled foreign corporation” as defined in the Code.

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“Controlled Group” means all members of any group of corporations and all members of a group of trades or businesses (whether or not incorporated) under common control which, together with any Borrower, are treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“Credit Exposure” means, at any time, any portion of the Revolving Loan Commitment that remains outstanding, or any Reimbursement Obligation or other Obligation that remains unpaid or any Letter of Credit or Support Agreement not supported with cash collateral required by this Agreement that remains outstanding; provided, however, that no Credit Exposure shall be deemed to exist solely due to the existence of contingent indemnification liability, absent the assertion of a claim, or the known existence of a claim is reasonably likely to be asserted, with respect thereto.

“Credit Party” means any Guarantor under a Guarantee of the Obligations or any part thereof, any Borrower and any other Person (other than Agent, a Lender or a participant of a Lender), whether now existing or hereafter acquired or formed, that becomes obligated as a borrower, guarantor, surety, indemnitor, pledgor, assignor or other obligor under any Financing Document; and “Credit Parties” means all such Persons, collectively.

“Debt” of a Person means at any date, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising and paid on a timely basis and in the Ordinary Course of Business, (d) all capital leases of such Person, (e) all non-contingent obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit, banker’s acceptance or similar instrument, (f) all equity securities of such Person subject to repurchase or redemption other than at the sole option of such Person, (g) all obligations secured by a Lien on any asset of such Person, whether or not such obligation is otherwise an obligation of such Person, (h) ”earnouts”, purchase price adjustments, profit sharing arrangements, deferred purchase money amounts and similar payment obligations or continuing obligations of any nature of such Person arising out of purchase and sale contracts, (i) all Debt of others Guaranteed by such Person, (j) off-balance sheet liabilities and/or Pension Plan or Multiemployer Plan liabilities of such Person, (k) obligations arising under non-compete agreements, and (l) obligations arising under bonus, deferred compensation, incentive compensation or similar arrangements, other than those arising in the Ordinary Course of Business. Without duplication of any of the foregoing, Debt of Borrowers shall include any and all Loans and Letter of Credit Liabilities.

“Default” means any condition or event which with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

“Deposit Account” means a “deposit account” (as defined in Article 9 of the UCC), an investment account, or other account in which funds are held or invested for credit to or for the benefit of any Borrower.

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“Deposit Account Control Agreement” means an agreement, in form and substance satisfactory to Agent, among Agent, any Borrower and each financial institution in which such Borrower maintains a Deposit Account, which agreement provides that (a) such financial institution shall comply with instructions originated by Agent directing disposition of the funds in such Deposit Account without further consent by the applicable Borrower, and (b) such financial institution shall agree that it shall have no Lien on, or right of setoff or recoupment against, such Deposit Account or the contents thereof, other than in respect of usual and customary service fees and returned items for which Agent has been given value, in each such case expressly consented to by Agent, and containing such other terms and conditions as Agent may require, including as to any such agreement pertaining to any Lockbox Account, providing that such financial institution shall wire, or otherwise transfer, in immediately available funds, on a daily basis to the Payment Account all funds received or deposited into such Lockbox or Lockbox Account.

“Dilution” means, as of any date of determination, a percentage, based upon the experience during any prior period selected from time to time by Agent in its Permitted Discretion, that is the result of dividing the Dollar amount of (a) bad debt write-downs, discounts, advertising allowances, credits, or other dilutive items with respect to Borrowers’ Accounts during such period, by (b) Borrowers’ billings, unbilled receivables and costs in excess of billings with respect to Accounts during such period.

“Dilution Reserve” means, as of any date of determination, an amount sufficient to reduce the advance rate against Eligible Accounts by one (1) percentage point for each percentage point by which Dilution is in excess of five (5%) percent.

“Dollars” or “$” means the lawful currency of the United States of America.

“DTV” means DIRECTV, LLC, and its Affiliates and successors in interests.”.

“DTV Account” means an Account of a Borrower owed by DTV.

“Eligible Account” means, subject to the criteria below, an account receivable of a Borrower, which was generated in the Ordinary Course of Business, which was generated originally in the name of a Borrower and not acquired via assignment or otherwise, and which Agent, in its Permitted Discretion, deems to be an Eligible Account. The net amount of an Eligible Account at any time shall be the face amount of such Eligible Account as originally billed minus all cash collections and other proceeds of such Account received from or on behalf of the Account Debtor thereunder as of such date and any and all concession reserves imposed in accordance with GAAP (except to the extent already reflected in the Dilution Reserve), returns, rebates, discounts (which may, at Agent’s option, be calculated on shortest terms), credits, allowances or excise taxes of any nature at any time issued, owing, claimed by Account Debtors, granted, outstanding or payable in connection with such Accounts at such time. Without limiting the generality of the foregoing, no Account shall be an Eligible Account if:

(a) the Account remains unpaid (i) (x) with respect to Accounts billed on a milestone basis, more than ninety (90) days after the applicable milestone achieved on which the Account becomes billable; provided, however that Accounts billed on a milestone basis shall not be allowed in Eligible Accounts to the extent they exceed ten percent (10%) of the value of the total amount of the Borrowing Base, (y) with respect to any other Accounts (other than Sprint

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Accounts), including, but not limited to, DTV Accounts, more than ninety (90) days past the claim or invoice date (but in no event more than one hundred and twenty (120) days after the applicable goods or services have been rendered or delivered) or (z) with respect to Sprint Accounts, more than one hundred and eighty (180) days past the claim or invoice date (but in no event more than two hundred and ten (210) days after the applicable goods or services have been rendered or delivered), or (ii) more than sixty (60) days past the due date therefor;

(b) the Account is subject to any defense, set-off, recoupment, counterclaim, deduction, discount, credit, chargeback, freight claim, allowance, or adjustment of any kind (but only to the extent of such defense, set-off, recoupment, counterclaim, deduction, discount, credit, chargeback, freight claim, allowance, or adjustment; provided, however that the first $4,000,000 of any set-off on the DTV Accounts shall not be counted against the DTV Accounts), or the applicable Borrower is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process;

(c) if the Account arises from the sale of goods, any part of any goods the sale of which has given rise to the Account has been returned, rejected, lost, or damaged (but only to the extent that such goods have been so returned, rejected, lost or damaged);

(d) if the Account arises from the sale of goods, the sale was not an absolute, bona fide sale, or the sale was made on consignment or on approval or on a sale-or-return or bill-and-hold or progress billing basis, or the sale was made subject to any other repurchase or return agreement, or the goods have not been shipped to the Account Debtor or its designee or the sale was not made in compliance with applicable Laws;

(e) if the Account arises from the performance of services, (i) the services have not actually been performed or the services were undertaken in violation of any Law or (ii) the Account represents a progress billing; provided, however that progress billings shall be allowed in Eligible Accounts to the extent they do not exceed five percent (5%) of the value of the total amount of the Borrowing Base;

(f) the Account is subject to a Lien other than a Permitted Lien, or Agent does not have a first priority, perfected Lien on such Account;

(g) the Account is evidenced by Chattel Paper or an Instrument of any kind, or has been reduced to judgment, unless such Chattel Paper or Instrument has been delivered to Agent;

(h) (i) the Account Debtor is (i) an Affiliate or Subsidiary of a Credit Party (other than Alcatel so long as Alcatel and its Affiliates maintain an aggregate level of ownership of equity interests in Goodman equal to or less than 10%), or (ii) if the Account Debtor holds any Debt of a Credit Party or if a Credit Party is otherwise obligated to such Account Debtor (but only to the extent of such Debt or obligation);

(i) more than fifty percent (50%) of the aggregate balance of all Accounts owing from the Account Debtor obligated on the Account are ineligible under subclause (a) above (in which case all Accounts from such Account Debtor shall be ineligible);

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(j) without limiting the provisions of clause (i) above, fifty percent (50%) or more of the aggregate unpaid Accounts from the Account Debtor obligated on the Account are not deemed Eligible Accounts under this Agreement for any reason;

(k) with respect to (i) any Account Debtor other than DTV and Sprint, the total unpaid Accounts of such Account Debtor obligated on the Account exceed twenty percent (20%) of the net amount of all Eligible Accounts owing from all Account Debtors, including DTV and Sprint (but only the amount of the Accounts of such Account Debtor exceeding such twenty percent (20%) limitation shall be considered ineligible), (ii) DTV, the total unpaid Accounts of DTV obligated on the Account exceed eighty percent (80%), of the net amount of all Eligible Accounts owing from all Account Debtors (but only the amount of the Accounts of DTV exceeding such eighty percent (80%) limitation shall be considered ineligible) or (iii) Sprint, the total unpaid Account of Sprint obligated on the Account exceed thirty percent (30%), of the net amount of all Eligible Accounts owing from all Account Debtors (but only the amount of the Account of Sprint exceeding such thirty percent (30%) limitation shall be considered ineligible); provided, however, that if Sprint’s corporate debt rating issued by S&P and Moody’s is investment grade, such percentage shall be fifty percent (50%);

(l) any covenant, representation or warranty contained in the Financing Documents with respect to such Account has been breached in any respect;

(m) the Account is unbilled or has not been invoiced to the Account Debtor (or in the case of DTV, a completed work order has not been received) in accordance with the procedures and requirements of the applicable Account Debtor, unless, in the case of DTV, it is an Eligible DTV Unbilled Account;

(n) the Account is an obligation of an Account Debtor that is the federal, state or local government or any political subdivision thereof, unless Borrower assigns its right to payment of such Account to Agent pursuant to the Assignment of Claims Act of 1940, as amended (31 U.S.C. Sub-Section 3727 et seq. and 41 U.S.C. Sub-Section 15 et seq.) (“Assignment of Claims Act”) or has otherwise complied with other applicable statutes or ordinances;

(o) the Account is an obligation of an Account Debtor that has suspended business, made a general assignment for the benefit of creditors, is unable to pay its debts as they become due or as to which a petition has been filed (voluntary or involuntary) under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the Account is an Account as to which any facts, events or occurrences exist which could reasonably be expected to impair the validity, enforceability or collectability of such Account or reduce the amount payable or delay payment thereunder;

(p) Accounts which are owed by an Account Debtor which (i) does not maintain its chief executive office and principal place of business in the United States of America, or (ii) is not organized under the laws of the United States of America or any State of the United States of America unless, in either case, such Account is either backed by a letter of credit acceptable to Agent in its sole discretion which is in the possession of, has been assigned to and is directly drawable by Agent, or insured pursuant to a credit insurance policy acceptable to Agent in its sole discretion and such insurance has been assigned to Agent;

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(q) the Account is payable in a currency other than United States dollars;

(r) the Account Debtor is an individual;

(s) the Borrower owning such Account has not signed and delivered to Agent notices, in the form reasonably requested by Agent, directing the Account Debtors to make payment to the applicable Lockbox Account;

(t) the Account includes late charges or finance charges (but only such portion of the Account shall be ineligible);

(u) the Account arises out of the sale of any Inventory upon which any other Person holds, claims or asserts a Lien other than the subordinated Lien of the Senior Note Collateral Agent; or

(v) the Account or Account Debtor fails to meet such other specifications and requirements which may from time to time be established by Agent in its Permitted Discretion.

“Eligible DTV Unbilled Account” means a DTV Account of a Borrower arising in the ordinary course of such Borrower’s business and which Agent, in its Permitted Discretion, shall deem to be an Eligible DTV Unbilled Account, based on such considerations as Agent may from time to time deem appropriate; provided, that any such Account shall cease to be an Eligible DTV Unbilled Account on the date which it becomes evidenced by an invoice, completed work order or similar document. Without limiting the foregoing, each Eligible DTV Unbilled Account shall be an Account that (i) is properly billable in accordance with the applicable contract (with no additional performance required by any Person, and no condition to payment, other than receipt of an appropriate invoice or completed work order), (ii) would constitute an Eligible Account, except such Account has not been billed or evidenced by a completed work order or similar document, (iii) will be billed or evidenced by a completed work order or similar document in the next ten (10) Business Days and (iv) may, in accordance with GAAP, be included as current assets of such Borrower, even though such amount has not been billed; provided, however, that Accounts that are unbilled or not invoiced or evidenced by a completed work order or similar document during such ten (10) Business Day period shall be properly recorded on Borrowers’ accounting systems at all times.

“Eligible Inventory” means Inventory owned by a Borrower and acquired and dispensed by such Borrower in the Ordinary Course of Business that Agent, in its Permitted Discretion, deems to be Eligible Inventory. Without limiting the generality of the foregoing, no Inventory shall be Eligible Inventory if:

(a) such Inventory is not owned by a Borrower free and clear of all Liens and rights of any other Person (including the rights of a purchaser that has made progress payments and the rights of a surety that has issued a bond to assure such Borrower’s performance with respect to that Inventory);

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(b) such Inventory is placed on consignment or is in transit;

(c) such Inventory is covered by a negotiable document of title, unless such document has been delivered to Agent with all necessary endorsements, free and clear of all Liens except those in favor of Agent and the subordinated Lien of the Senior Note Collateral Agent;

(d) such Inventory is excess, obsolete, unsalable, shopworn, seconds, damaged, unfit for sale, unfit for further processing, is of substandard quality or is not of good and merchantable quality, free from any defects;

(e) such Inventory consists of marketing materials, display items or packing or shipping materials, manufacturing supplies or Work-In-Process;

(f) such Inventory is not subject to a first priority Lien in favor of Agent;

(g) such Inventory consists of goods that can be transported or sold only with licenses that are not readily available or of any substances defined or designated as hazardous or toxic waste, hazardous or toxic material, hazardous or toxic substance, or similar term, by any environmental law or any Governmental Authority applicable to Borrowers or their business, operations or assets;

(h) such Inventory is not covered by casualty insurance acceptable to Agent;

(i) any covenant, representation or warranty contained in the Financing Documents with respect to such Inventory has been breached in any material respect;

(j) such Inventory is located (i) outside of the continental United States or (ii) on premises where the aggregate amount of all Inventory (valued at cost) of Borrowers located thereon is less than $10,000;

(k) such Inventory is located on premises with respect to which Agent has not received a landlord, warehouseman, bailee or mortgagee letter acceptable in form and substance to Agent within sixty (60) days after the Closing Date;

(l) such Inventory consists of (A) discontinued items, (B) slow-moving or excess items held in inventory, or (C) used items held for resale. For purposes of clarification, (i) any Inventory (other than cellular antennae) in excess of the most recent six (6) months of sales for such Inventory and any Inventory that has not been produced within the prior six (6) months shall be deemed ineligible and (ii) any Inventory classified as cellular antennae in excess of the most recent twelve (12) months of sales for such Inventory and any Inventory that has not been produced within the prior twelve (12) months shall be deemed ineligible;

(m) such Inventory does not consist of finished goods or raw materials currently saleable in their current condition;

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(n) such Inventory does not meet all standards imposed by any Governmental Authority, including with respect to its production, acquisition or importation (as the case may be);

(o) such Inventory is purchased from DTV, but not fully paid for by Borrowers;

(p) such Inventory (i) consists of products for which Borrowers have a greater than six (6) month supply on hand (other than Inventory classified as cellular antennae) or (ii) with respect to Inventory classified as cellular antennae, consists of products for which Borrowers have a greater than twelve (12) month supply on hand;

(q) such Inventory is held for rental or lease by or on behalf of Borrowers;

(r) such Inventory is subject to any licensing, patent, royalty, trademark, trade name or copyright agreement with any third parties, which agreement restricts the ability of Agent or any Lender to sell or otherwise dispose of such Inventory; or

(s) such Inventory fails to meet such other specifications and requirements which may from time to time be established by Agent in its Permitted Discretion. Agent and Borrowers agree that Inventory shall be subject to periodic appraisal by Agent and that valuation of Inventory shall be subject to adjustment pursuant to the results of such appraisal. Notwithstanding the foregoing, the valuation of Inventory shall be subject to any legal limitations on sale and transfer of such Inventory.

“Environmental Laws” means any present and future federal, state and local laws, statutes, ordinances, rules, regulations, standards, policies and other governmental directives or requirements, as well as common law, pertaining to the environment, natural resources, pollution, health (including any environmental clean-up statutes and all regulations adopted by any local, state, federal or other Governmental Authority, and any statute, ordinance, code, order, decree, law rule or regulation all of which pertain to or impose liability or standards of conduct concerning medical waste or medical products, equipment or supplies), safety or clean-up that apply to any Borrower and relate to Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C. § 11001 et seq.), the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), the Residential Lead-Based Paint Hazard Reduction Act (42 U.S.C. § 4851 et seq.), any analogous state or local laws, any amendments thereto, and the regulations promulgated pursuant to said laws, together with all amendments from time to time to any of the foregoing and judicial interpretations thereof.

“Environmental Liens” means all Liens and other encumbrances imposed pursuant to any Environmental Law, whether due to any act or omission of any Borrower or any other Person.

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“ERISA” means the Employee Retirement Income Security Act of 1974, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto, and any and all rules or regulations promulgated from time to time thereunder.

“ERISA Plan” means any “employee benefit plan”, as such term is defined in Section 3(3) of ERISA (other than a Multiemployer Plan), which any Borrower maintains, sponsors or contributes to, or, in the case of an employee benefit plan which is subject to Section 412 of the Code or Title IV of ERISA, to which any Borrower or any member of the Controlled Group may have any liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five (5) years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

“Event of Default” has the meaning set forth in Section 10.1.

“Exit Facility” has the meaning set forth in the Recitals and in Section 2.1(b)(i).

“Financing Documents” means this Agreement, any Notes, the Security Documents, any subordination or intercreditor agreement pursuant to which any Debt and/or any Liens securing such Debt is subordinated to all or any portion of the Obligations and all other documents, instruments and agreements (other than any Swap Contract) related to the Obligations and heretofore executed, executed concurrently herewith or executed at any time and from time to time hereafter, as any or all of the same may be amended, supplemented, restated or otherwise modified from time to time. The Financing Documents are Exit Facility Documents (as that term is defined in the Plan).

“GAAP” means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the United States accounting profession), which are applicable to the circumstances as of the date of determination.

“General Intangible” means any “general intangible” as defined in Article 9 of the UCC, and any personal property, including things in action, other than accounts, chattel paper, commercial tort claims, deposit accounts, documents, goods, instruments, investment property, letter-of-credit rights, letters of credit, money, and oil, gas or other minerals before extraction, but including payment intangibles and software.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, and any agency, department or Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other Person owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, whether domestic or foreign.

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“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation (whether arising by virtue of partnership arrangements, by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise), or (b) entered into for the purpose of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided, however, that the term Guarantee shall not include endorsements for collection or deposit in the Ordinary Course of Business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any Credit Party that has executed or delivered, or shall in the future execute or deliver, any Guarantee of any portion of the Obligations.

“Hazardous Materials” means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives, flammable materials; radioactive materials; polychlorinated biphenyls and compounds containing them; lead and lead-based paint; asbestos or asbestos-containing materials; underground or above-ground storage tanks, whether empty or containing any substance; any substance the presence of which is prohibited by any Environmental Laws; toxic mold, any substance that requires special handling; and any other material or substance now or in the future defined as a “hazardous substance,” “hazardous material,” “hazardous waste,” “toxic substance,” “toxic pollutant,” “contaminant,” “pollutant” or other words of similar import within the meaning of any Environmental Law, including: (a) any “hazardous substance” defined as such in (or for purposes of) CERCLA, or any so-called “superfund” or “superlien” Law, including the judicial interpretation thereof; (b) any “pollutant or contaminant” as defined in 42 U.S.C.A. § 9601(33); (c) any material now defined as “hazardous waste” pursuant to 40 C.F.R. Part 260; (d) any petroleum or petroleum by-products, including crude oil or any fraction thereof; (e) natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel; (f) any “hazardous chemical” as defined pursuant to 29 C.F.R. Part 1910; (g) any toxic or harmful substances, wastes, materials, pollutants or contaminants (including, without limitation, asbestos, polychlorinated biphenyls (“PCB’s”), flammable explosives, radioactive materials, infectious substances, materials containing lead-based paint or raw materials which include hazardous constituents); and (h) any other toxic substance or contaminant that is subject to any Environmental Laws or other past or present requirement of any Governmental Authority.

“Hazardous Materials Contamination” means contamination (whether now existing or hereafter occurring) of the improvements, buildings, facilities, personalty, soil, groundwater, air or other elements on or of the relevant property by Hazardous Materials, or any derivatives thereof, or on or of any other property as a result of Hazardous Materials, or any derivatives thereof, generated on, emanating from or disposed of in connection with the relevant property.

“HSP Agreements” means the collective reference to that that certain Home Services Provider Agreement, between Goodman and DTV, in existence on the date of this Agreement, and any other similar agreements, including master service agreements, entered into with DTV or other with customers, satisfactory to the Agent, in the same line of business as DTV after the date of this Agreement.

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“Immaterial Subsidiary” means, as of any date, any Subsidiary of Goodman whose (a) total assets, as of that date, are less than $100,000, (ii) whose total revenues for the most recent 12-month period do not exceed $100,000 and (c) does not hold any assets, including for the avoidance of doubt licenses, general intangibles or contract rights, material to the business of the Borrowers; provided, however, that a Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, (i) guarantees or otherwise provides direct credit support for any Debt of any Borrower or (ii) receives financial assistance or assets from any Borrower.

“Instrument” means “instrument”, as defined in Article 9 of the UCC.

“Intellectual Property” means, with respect to any Person, all patents, patent applications and like protections, including improvements divisions, continuation, renewals, reissues, extensions and continuations in part of the same, trademarks, trade names, trade styles, trade dress, service marks, logos and other business identifiers and, to the extent permitted under applicable law, any applications therefor, whether registered or not, and the goodwill of the business of such Person connected with and symbolized thereby, copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative works, whether published or unpublished, technology, know-how and processes, operating manuals, trade secrets, computer hardware and software, rights to unpatented inventions and all applications and licenses therefor, used in or necessary for the conduct of business by such Person and all claims for damages by way of any past, present or future infringement of any of the foregoing.

“Intercreditor Agreement” means that certain Intercreditor Agreement, dated as of the date of this Agreement, by and among Agent, Borrowers and UMB Bank, National Association, as trustee and as collateral agent for the Notes Secured Parties (as that term is defined in the Intercreditor Agreement) and the Notes Representative (as that term is defined in the Intercreditor Agreement), and as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Interest Period” means any period commencing on the first day of a calendar month and ending on the last day of such calendar month.

“Inventory” means “inventory” as defined in Article 9 of the UCC.

“Investment” means any investment in any Person, whether by means of acquiring (whether for cash, property, services, securities or otherwise), making or holding Debt, securities, capital contributions, loans, time deposits, advances, Guarantees or otherwise. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect thereto.

“Laws” means any and all federal, state, provincial, territorial, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, codes, injunctions, permits, governmental agreements and governmental restrictions, whether now or hereafter in effect, which are applicable to any Credit Party in any particular circumstance. “Laws” includes, without limitation, Environmental Laws.

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“LC Issuer” means one or more banks, trust companies or other Persons in each case expressly identified by Agent from time to time, in its sole discretion, as an LC Issuer for purposes of issuing one or more Letters of Credit hereunder. Without limitation of Agent’s discretion to identify any Person as an LC Issuer, no Person shall be designated as an LC Issuer unless such Person maintains reporting systems acceptable to Agent with respect to letter of credit exposure and agrees to provide regular reporting to Agent satisfactory to it with respect to such exposure.

“Lender” means each of (a) MCF, in its capacity as a lender hereunder, (b) each other Person party hereto in its capacity as a lender hereunder, (c) each other Person that becomes a party hereto as Lender pursuant to Section 11.17, and (d) the respective successors of all of the foregoing, and “Lenders” means all of the foregoing. In addition to the foregoing, solely for the purpose of identifying the Persons entitled to share in payments and collections from the Collateral as more fully set forth in this Agreement and the Security Documents, the term “Lender” shall include Eligible Swap Counterparties. In connection with any such distribution of payments and collections, Agent shall be entitled to assume that no amounts are due to any Eligible Swap Counterparty unless such Eligible Swap Counterparty has notified Agent of the amount of any such liability owed to it prior to such distribution. The Lenders are Exit Facility Lenders (as that term is defined in the Plan).

“Lender Letter of Credit” means a Letter of Credit issued by an LC Issuer that is also, at the time of issuance of such Letter of Credit, a Lender.

“Letter of Credit” means a standby letter of credit issued for the account of any Borrower by an LC Issuer which expires by its terms within one year after the date of issuance and in any event at least thirty (30) days prior to the Commitment Expiry Date. Notwithstanding the foregoing, a Letter of Credit may provide for automatic extensions of its expiry date for one or more successive one (1) year periods, provided, however, that the LC Issuer that issued such Letter of Credit has the right to terminate such Letter of Credit on each such annual expiration date and no renewal term may extend the term of the Letter of Credit to a date that is later than the thirtieth (30th) day prior to the Commitment Expiry Date. Each Letter of Credit shall be either a Lender Letter of Credit or a Supported Letter of Credit.

“Letter of Credit Liabilities” means, at any time of calculation, the sum of (a) without duplication, the amount then available for drawing under all outstanding Lender Letters of Credit and all Supported Letters of Credit, in each case without regard to whether any conditions to drawing thereunder can then be met, plus (b) without duplication, the aggregate unpaid amount of all reimbursement obligations in respect of previous drawings made under all such Lender Letters of Credit and Supported Letters of Credit.

“LIBOR Rate” means, for each Loan, a per annum rate of interest equal to the greater of (a) 0.5% and (b) the rate determined by Agent (rounded upwards, if necessary, to the next 1/100th%) by dividing (i) the Base LIBOR Rate for the Interest Period, by (ii) the sum of one minus the daily average during such Interest Period of the aggregate maximum reserve requirement (expressed as a decimal) then imposed under Regulation D of the Board of Governors of the Federal Reserve System (or any successor thereto) for “Eurocurrency Liabilities” (as defined therein).

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“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, in respect of such asset. For the purposes of this Agreement and the other Financing Documents, any Borrower or any Subsidiary shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

“Litigation” means any action, suit or proceeding before any court, mediator, arbitrator or Governmental Authority.

“Loan Account” has the meaning set forth in Section 2.6(b).

“Loan(s)” means the Revolving Loans, or any combination of the foregoing, as the context may require.

“Lockbox” has the meaning set forth in Section 2.11.

“Lockbox Account” means an account or accounts maintained at the Lockbox Bank into which collections of Accounts are paid, which account or accounts shall be, if requested by Agent, opened in the name of Agent (or a nominee of Agent).

“Lockbox Bank” has the meaning set forth in Section 2.11.

“Material Adverse Effect” means with respect to any event, act, condition or occurrence of whatever nature (including any adverse determination in any litigation, arbitration, or governmental investigation or proceeding), whether singly or in conjunction with any other event or events, act or acts, condition or conditions, occurrence or occurrences, whether or not related, a material adverse change in, or a material adverse effect upon, any of (a) the financial condition, operations, business, or properties of any of the Credit Parties, (b) the rights and remedies of Agent or Lenders under any Financing Document or the ability of Agent or Lenders to enforce the Obligations or realize upon the Collateral, or the ability of any Credit Party to perform any of its obligations under any Financing Document to which it is a party, (c) the legality, validity or enforceability of any Financing Document, (d) the existence, perfection or priority of any security interest granted in any Financing Document, or (e) the value of any material Collateral.

“Material Contracts” has the meaning set forth in Section 3.17.

“Maximum Lawful Rate” has the meaning set forth in Section 2.7.

“MCF” means MidCap Financial Trust, a Delaware statutory trust, and its successors and assigns.

“Minimum Liquidity” means the sum of Revolving Loan Availability plus cash and cash equivalents that are (a) owned by any Borrower, (b) ABL Priority Collateral subject to perfected Liens in favor of Agent and the Senior Note Collateral Agent and no other Liens, and (c) not pledged to or held by Agent or by the Senior Note Collateral Agent to secure a specified Obligation.

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“Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA to which any Borrower or any other member of the Controlled Group (or any Person who in the last five years was a member of the Controlled Group) is making or accruing an obligation to make contributions or has within the preceding five plan years (as determined on the applicable date of determination) made contributions.

“Notes” has the meaning set forth in Section 2.3.

“Notice of Borrowing” means a notice of a Responsible Officer of Borrower Representative, appropriately completed and substantially in the form of Exhibit D hereto.

“Notice of LC Credit Event” means a notice from a Responsible Officer of Borrower Representative to Agent with respect to any issuance, increase or extension of a Letter of Credit specifying: (a) the date of issuance or increase of a Letter of Credit; (b) the identity of the LC Issuer with respect to such Letter of Credit, (c) the expiry date of such Letter of Credit; (d) the proposed terms of such Letter of Credit, including the face amount; and (e) the transactions that are to be supported or financed with such Letter of Credit or increase thereof.

“Obligations” means all obligations, liabilities and indebtedness (monetary (including, without limitation, the payment of interest and other amounts arising after the commencement of any case with respect to any Credit Party under the Bankruptcy Code or any similar statute which would accrue and become due but for the commencement of such case, whether or not such amounts are allowed or allowable in whole or in part in such case) or otherwise) of each Credit Party under this Agreement or any other Financing Document, in each case howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due. In addition to, but without duplication of, the foregoing, the Obligations shall include, without limitation, all obligations, liabilities and indebtedness arising from or in connection with (a) all Support Agreements, (b) all Lender Letters of Credit, and (c) all Swap Contracts entered into with any Eligible Swap Counterparty.

“OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control.

“OFAC Lists” means, collectively, the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001) and/or any other list of terrorists or other restricted Persons maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Executive Orders.

“Operative Documents” means the Financing Documents, Subordinated Debt Documents, and any documents effecting any purchase or sale or other transaction that is closing contemporaneously with the closing of the financing under this Agreement.

“Ordinary Course of Business” means, in respect of any transaction involving any Credit Party, the ordinary course of business of such Credit Party, as conducted by such Credit Party in accordance with past practices.

“Orderly Liquidation Value” means the net amount (after all costs of sale), expressed in terms of money, which Agent, in its Permitted Discretion, estimates can be realized from a sale, as of a specific date, given a reasonable period to find a purchaser(s), with the seller being compelled to sell on an as-is/where-is basis.

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“Organizational Documents” means, with respect to any Person other than a natural person, the documents by which such Person was organized (such as a certificate of incorporation, certificate of limited partnership or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) and which relate to the internal governance of such Person (such as by-laws, a partnership agreement or an operating, limited liability company or members agreement), including any and all shareholder agreements or voting agreements relating to the capital stock or other equity interests of such Person.

“Original Senior Note Indenture” means that certain Indenture, dated as of June 23, 2011, between the Borrower, as issuer and the Original Senior Note Indenture Trustee, as supplemented by that certain First Supplemental Indenture, dated as of August 30, 2013, by that certain Second Supplemental Indenture, dated as of September 30, 2013 and as further amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified prior to the date hereof as permitted by the Intercreditor Agreement.

“Original Senior Note Indenture Trustee” shall mean Wells Fargo Bank, National Association, in its capacity as trustee under the Original Senior Note Indenture, and shall include its successors and assigns.

“Payment Account” means the account specified on the signature pages hereof into which all payments by or on behalf of each Borrower to Agent under the Financing Documents shall be made, or such other account as Agent shall from time to time specify by notice to Borrower Representative.

“PBGC” means the Pension Benefit Guaranty Corporation and any Person succeeding to any or all of its functions under ERISA.

“Pension Plan” means any ERISA Plan that is subject to Section 412 of the Code or Title IV of ERISA.

“Permits” means all governmental licenses, authorizations, provider numbers, supplier numbers, registrations, permits, drug or device authorizations and approvals, certificates, franchises, qualifications, accreditations, consents and approvals of a Credit Party required under all applicable Laws and required for such Credit Party in order to carry on its business as now conducted.

“Permitted Asset Dispositions” means the following Asset Dispositions, provided, however, that at the time of such Asset Disposition, no Default or Event of Default exists or would result from such Asset Disposition: (a) dispositions of Inventory in the Ordinary Course of Business and not pursuant to any bulk sale, (b) dispositions of furniture, fixtures and equipment in the Ordinary Course of Business that the applicable Borrower or Subsidiary determines in good faith is no longer used or useful in the business of such Borrower and its Subsidiaries, (c) dispositions approved by Agent,(d) the sale of receivables resulting from that certain supplier agreement with Goodman, as supplier, and Citibank, N.A., or other financial

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institutions from time to time parties to such agreement or similar supplier agreements, in each case with respect to certain receivables from AT&T Services, Inc. or its Affiliates, on terms and conditions substantially similar to the terms and conditions of such agreements in existence on the Closing Date or on other terms approved by the Agent; and (e) other dispositions of assets (other than of assets consisting of ABL Priority Collateral) permitted under the Senior Note Indenture as in effect on the Closing Date.

“Permitted Contest” means, with respect to any tax obligation or other obligation allegedly or potentially owing from any Borrower or its Subsidiary to any governmental tax authority or other third party, a contest maintained in good faith by appropriate proceedings promptly instituted and diligently conducted and with respect to which such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made on the books and records and financial statements of the applicable Credit Party(ies); provided, however, that (a) compliance with the obligation that is the subject of such contest is effectively stayed during such challenge; (b) Borrowers’ and its Subsidiaries’ title to, and its right to use, the Collateral is not adversely affected thereby and Agent’s Lien and priority on the Collateral are not adversely affected, altered or impaired thereby; (c) Borrowers have given prior written notice to Agent of a Borrower’s or its Subsidiary’s intent to so contest the obligation; (d) the Collateral or any part thereof or any interest therein shall not be in any danger of being sold, forfeited or lost by reason of such contest by Borrowers or its Subsidiaries; (e) Borrowers have given Agent notice of the commencement of such contest and upon request by Agent, from time to time, notice of the status of such contest by Borrowers and/or confirmation of the continuing satisfaction of this definition; and (f) upon a final determination of such contest, Borrowers and its Subsidiaries shall promptly comply with the requirements thereof.

“Permitted Contingent Obligations” means (a) Contingent Obligations arising in respect of the Debt under the Financing Documents; (b) Contingent Obligations resulting from endorsements for collection or deposit in the Ordinary Course of Business; (c) Contingent Obligations outstanding on the date of this Agreement and set forth on Schedule 5.1 (but not including any refinancings, extensions, increases or amendments to the indebtedness underlying such Contingent Obligations other than extensions of the maturity thereof without any other change in terms); (d) Contingent Obligations incurred in the Ordinary Course of Business with respect to surety and appeal bonds, performance bonds and other similar obligations not to exceed $250,000 in the aggregate at any time outstanding; (e) Contingent Obligations arising under indemnity agreements with title insurers to cause such title insurers to issue to Agent mortgagee title insurance policies; (f) Contingent Obligations arising with respect to customary indemnification obligations in favor of purchasers in connection with dispositions of personal property assets permitted under Section 5.6; (g) so long as there exists no Event of Default both immediately before and immediately after giving effect to any such transaction, Contingent Obligations existing or arising under any Swap Contract, provided, however, that such obligations are (or were) entered into by Borrower or an Affiliate in the Ordinary Course of Business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person and not for purposes of speculation; (h) other Contingent Obligations not permitted by clauses (a) through (g) above, not to exceed $250,000 in the aggregate at any time outstanding; and (i) other Contingent Obligations, if any, permitted under the Senior Note Indenture as in effect on the Closing Date.

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“Permitted Debt” means: (a) Borrowers’ and its Subsidiaries’ Debt to Agent and each Lender under this Agreement and the other Financing Documents; (b) Debt incurred as a result of endorsing negotiable instruments received in the Ordinary Course of Business; (c) purchase money Debt not to exceed $500,000 at any time (whether in the form of a loan or a lease) used solely to acquire equipment used in the Ordinary Course of Business and secured only by such equipment; (d) Debt existing on the date of this Agreement and described on Schedule 5.1 (but not including any refinancings, extensions, increases or amendments to such Debt other than extensions of the maturity thereof without any other change in terms), including, without limitation, debt issued by the Borrower pursuant to the Senior Note Indenture; (e) so long as there exists no Event of Default both immediately before and immediately after giving effect to any such transaction, Debt existing or arising under any Swap Contract, provided, however, that such obligations are (or were) entered into by Borrower or an Affiliate in the Ordinary Course of Business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person and not for purposes of speculation; (f) Debt in the form of insurance premiums financed through the applicable insurance company; (g) trade accounts payable arising and paid on a timely basis and in the Ordinary Course of Business; (h) Subordinated Debt; (i) Debt incurred in the ordinary course of Borrower’s business pursuant to any service or facility extended to Borrowers or procured for Borrowers by means of a full-recourse agreement in an aggregate amount not to exceed $250,000 at any time outstanding with respect to (i) credit cards, (ii) credit card processing services or (iii) ACH transactions; (j) any incurrence of Debt in the ordinary course of business of Borrowers with respect to obligations arising under the HSP Agreements, in an aggregate amount not to exceed, at any one time outstanding, the greater of (x) the sum of (1) $25.0 million plus (2) $5.0 million with respect to other customers under HSP Agreements and (y) 7.5% of revenue of Borrowers on a consolidated basis attributable to the HSP Agreements for the last twelve months; and (k) any other Debt otherwise permitted to be incurred under the Senior Note Indenture as in effect on the Closing Date.

“Permitted Discretion” means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment.

“Permitted Distributions” means the following Restricted Distributions: (a) dividends by any Subsidiary of any Borrower to such parent Borrower; (b) dividends payable solely in common stock; (c) repurchases of stock of former employees, directors or consultants pursuant to stock purchase agreements so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to such repurchase, provided, however, that such repurchase does not exceed $500,000 in the aggregate per fiscal year; (d) dividends or distributions paid to a Borrower’s shareholder(s) or member(s) solely to the extent and at the times necessary for such shareholder(s) or member(s) to pay its or their respective federal (and, if applicable, state) income taxes arising from such shareholder(s)’ or member(s)’ respective allocable shares of such Borrower’s income that are taxable directly to such shareholder(s) or member(s), provided, however, that no Event of Default shall exist, and no act, event or condition shall have occurred or exist which with notice or the lapse of time, or both, would constitute an Event of Default; (e) (i) issuances of the PIK Preferred Stock and (ii) pay-in-kind accretion in respect thereof; (f) (i) redemptions of the PIK Preferred Stock pursuant to the terms of (x) the Senior Note Indenture as in effect on the Closing Date with Excess Cash Flow (as that term is defined in the Senior Note Indenture on the Closing Date) or Excess Proceeds (as that

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term is defined in the Senior Note Indenture on the Closing Date) or (y) the PIK Preferred Stock documentation, in each case to the extent not otherwise prohibited by the terms the Senior Note Indenture or by applicable law, (ii) to the extent not already included in the foregoing clause (e)(ii), payments of non-cash dividends in respect of the PIK Preferred Stock and (iii) if the Senior Interest Coverage Ratio (as that term is defined in the Senior Note Indenture on the Closing Date) for Goodman’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date such dividend is made is greater than or equal to 2.50 to 1.00, determined on a pro forma basis (including the payment of dividends pursuant to this clause (f)(iii)), payments of cash dividends in respect of the PIK Preferred Stock; (g) redemptions, purchases and payments with respect to the Senior Notes pursuant to the terms of Section 4.10, Section 4.15 (provided that asset sales proceeds with respect to ABL Priority Collateral shall be applied to the Obligations), or Section 4.19 (provided that, without the prior written consent of the Required Lenders, no proceeds of the Revolving Loans and no ABL Priority Collateral shall be used for such purposes) of the Senior Note Indenture as in effect on the Closing Date; and (h) payments of interest on the Senior Notes and all indemnifications, reimbursements, expenses and other liabilities required to be paid in accordance with the Senior Note Indenture as in effect on the Closing Date.

“Permitted Investments” means: (a) Investments shown on Schedule 5.7 and existing on the Closing Date; (b) cash and cash equivalents; (c) Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the Ordinary Course of Business; (d) Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the Ordinary Course of Business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of Borrowers or their Subsidiaries pursuant to employee stock purchase plans or agreements approved by Borrowers’ Board of Directors (or other governing body), but the aggregate of all such loans outstanding may not exceed $500,000 at any time; (e) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the Ordinary Course of Business; (f) Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the Ordinary Course of Business, provided, however, that this subpart (f) shall not apply to Investments of Borrowers in any Subsidiary; (g) Investments consisting of deposit accounts in which Agent has received a Deposit Account Control Agreement; (h) Investments by any Borrower in any other Borrower or any Subsidiary made in compliance with Section 4.11(c); (i) other Investments (other than to an Immaterial Subsidiary or Controlled Foreign Corporation) in an amount not exceeding $500,000 in the aggregate; and (j) Investments permitted under the Senior Note Indenture as in effect on the Closing Date.

“Permitted Liens” means: (a) deposits or pledges of cash to secure obligations under workmen’s compensation, social security or similar laws, or under unemployment insurance (but excluding Liens arising under ERISA) pertaining to a Borrower’s or its Subsidiary’s employees, if any; (b) deposits or pledges of cash to secure bids, tenders, contracts (other than contracts for the payment of money or the deferred purchase price of property or services), leases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the Ordinary Course of Business; (c) carrier’s, warehousemen’s, mechanic’s, workmen’s, materialmen’s or other like Liens on Collateral, other than any Collateral which is part of the Borrowing Base,

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arising in the Ordinary Course of Business with respect to obligations which are not due, or which are being contested pursuant to a Permitted Contest; (d) Liens on Collateral, other than Accounts, for taxes or other governmental charges not at the time delinquent or thereafter payable without penalty or the subject of a Permitted Contest; (e) attachments, appeal bonds, judgments and other similar Liens on Collateral other than Accounts, for sums not exceeding $250,000 in the aggregate arising in connection with court proceedings; provided, however, that the execution or other enforcement of such Liens is effectively stayed and the claims secured thereby are the subject of a Permitted Contest; (f) (i) Liens in favor of the Senior Note Collateral Agent, but only if subject to the Intercreditor Agreement and (ii) other Liens expressly permitted by the terms of the Intercreditor Agreement; (g) Liens and encumbrances in favor of Agent under the Financing Documents; (h) Liens on Collateral, other than Collateral which is part of the Borrowing Base, existing on the Closing Date and set forth on Schedule 5.2; (i) any Lien on any equipment securing Debt permitted under subpart (c) of the definition of Permitted Debt, provided, however, that such Lien attaches concurrently with or within twenty (20) days after the acquisition thereof, (j) Liens incurred in the ordinary course of business of Borrowers with respect to obligations arising under the HSP Agreements to the extent those Liens secure only obligations under the HSP Agreements that are permitted by clause (j) of the definition of “Permitted Debt;” (k) Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings; (l) filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases; (m) bankers’ Liens and rights of setoff arising as a matter of law, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made; and (n) any other Liens (other than Liens on ABL Priority Collateral) to the extent permitted under the Senior Note Indenture as in effect on the Closing Date.

“Permitted Modifications” means (a) such amendments or other modifications to a Borrower’s or Subsidiary’s Organizational Documents as are required under this Agreement or by applicable Law and fully disclosed to Agent within thirty (30) days after such amendments or modifications have become effective, (b) such amendments or modifications to a Borrower’s or Subsidiary’s Organizational Documents (other than those involving a change in the name of a Borrower or Subsidiary or involving a reorganization of a Borrower or Subsidiary under the laws of a different jurisdiction) that would not adversely affect the rights and interests of the Agent or Lenders and fully disclosed to Agent within thirty (30) days after such amendments or modifications have become effective and (c) subject to the Borrowers satisfying and completing each of the Reincorporation Requirements, Goodman may such amendments or other modifications to a Goodman’s Organizational Documents in order consummate the Reincorporation.

“Person” means any natural person, corporation, limited liability company, professional association, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, and any Governmental Authority.

“PIK Preferred Stock” means, collectively, three series of new payment-in-kind preferred stock issued by the Borrowers having an initial liquidation value of (a) $80,000,000, in respect of the holders of senior secured notes under the Original Senior Note Indenture, (b) $20,000,000, in respect of certain Principals and (c) $5,000,000, in respect of the management incentive plan of the Borrowers, which preferred stock shall, in the case of clause (a), be issued by the Borrowers on the date hereof.

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“Plan” means the Debtors’ Amended Joint Prepackaged Chapter 11 Plan of Reorganization dated May 2, 2017 Docket No. 214.

“Plan Effective Date” means the “Effective Date” as set forth in the Plan.

“Pro Rata Share” means with respect to a Lender’s obligation to make Revolving Loans, such Lender’s right to receive the unused line fee described in Section 2.2(b), such Lender’s obligation to purchase interests and participations in Letters of Credit and related Support Agreement liabilities and obligations, and such Lender’s obligation to share in Letter of Credit Liabilities and to receive the related Letter of Credit fee described in Section 2.5(b), the Revolving Loan Commitment Percentage of such Lender, (c) with respect to a Lender’s right to receive payments of principal and interest with respect to Revolving Loans, such Lender’s Revolving Loan Exposure with respect thereto; and (d) for all other purposes (including, without limitation, the indemnification obligations arising under Section 11.6) with respect to any Lender, the percentage obtained by dividing (i) the sum of the Revolving Loan Commitment Amount of such Lender (or, in the event the Revolving Loan Commitment shall have been terminated, such Lender’s then existing Revolving Loan Outstandings), by (ii) the sum of the Revolving Loan Commitment (or, in the event the Revolving Loan Commitment shall have been terminated, the then existing Revolving Loan Outstandings) of all Lenders.

“Principal” means any member of the immediate family of John A. Goodman who is a shareholder of Goodman on the date of this Agreement.

“Reimbursement Obligations” means, at any date, the obligations of each Borrower then outstanding to reimburse (a) Agent for payments made by Agent under a Support Agreement, and/or (b) any LC Issuer, for payments made by such LC Issuer under a Lender Letter of Credit.

“Reincorporation” means the reincorporation of Goodman from a Texas domiciled corporation to a Delaware domiciled corporation, which reincorporation is to be accomplished by the conversion of Goodman from a Texas corporation into a Delaware corporation.

“Reincorporation Effective Date” means the effective date and time of the consummation of the Reincorporation.

“Reincorporation Requirements” means the satisfaction or completion, including the provision of each of the items listed below, on or before the effective date of the Reincorporation, all to the satisfaction of the Agent in its sole and absolute discretion:

(a)	Notice. Goodman shall deliver notice of its intention to consummate the Reincorporation the at least 30 days’ prior to the effective date of the Reincorporation.

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(b)	Stockholder Approval; Reincorporation. Credit Parties shall deliver evidence to Agent that (i) Goodman’s stockholders have validly approved the Reincorporation, and (ii) the Reincorporation shall have occurred and become effective under applicable Law.

(c)	Opinion. The Agent shall have received favorable legal opinion of Haynes and Boone, LLP, counsel to Goodman, dated the effective date of the Reincorporation and covering (i) that the Reincorporation has become effective under Delaware law, (ii) the enforceability of the Financing Documents against Goodman (after giving effect to the Reincorporation), and (iii) such other matters relating to the transactions contemplated hereby as the Agent may reasonably request, and in form and scope reasonably satisfactory to the Agent and its counsel.

(d)	Closing Certificate. The Agent shall have received a Certificate, dated the effective date of the Reincorporation, duly executed by a Responsible Officer of Goodman certifying as to (i) the consummation of the items described in subclause (b) above, and attaching true, correct and complete copies of the related amendment to Goodman’s Certificate of Incorporation and the related Reincorporation documents filed with the States of Texas and Delaware to accomplish the Reincorporation, (ii) the resolutions adopted by the governing board of Goodman referenced in subclause (b) above remain in full force and effect and have not been amended, rescinded or revoked and (iii) there have been no changes to the information set forth on the Schedule 3.1 to the Credit Agreement, except for the change in domicile of Goodman from Texas to Delaware in connection with the Reincorporation.

(e)	Reaffirmation and Assumption Agreement; Secretary Certificate and Board Resolutions. The Agent shall have received (i) the Acknowledgment and Reaffirmation Agreement, dated as of the effective date of the Reincorporation, whereby Goodman following the Reincorporation, assumes and reaffirms and agrees to be bound by all Financing Documents to which Goodman is a party, and (ii) a Secretary Certificate for Goodman attaching the certificate of formation, organization or jurisdictional equivalent of Goodman and all amendments thereto certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state or other jurisdiction of its incorporation or organization, together with the bylaws, operating agreement or equivalent document, in each case, certified by the relevant secretary or manager of Goodman as of a recent date, good standing certificates or jurisdictional equivalent for Goodman, issued by the relevant Secretary of State and or equivalent governmental authority in which Goodman is organized, as of a recent date, and resolutions of the board of directors approving the Acknowledgment and Reaffirmation Agreement and this Amendment, all in form and substance satisfactory to the Agent.

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“Related Party” means:

(a)	any controlling stockholder, at least 51% owned (and controlled) Subsidiary, or in the case of an individual, any immediate family member or descendant of any Principal and the heirs, executors and administrators and beneficiaries of the estate of such Principal or any such family member; or

(b)	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding at least an 51% (and controlling) interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (a).

“Required Lenders” means at any time, (A) if there exists fewer than three (3) Lenders, all Lenders, and (B) if there exist three (3) or more Lenders, Lenders holding (a) fifty (50%) or more of the Revolving Loan Commitment, or (b) if the Revolving Loan Commitment has been terminated, 50 percent (50%) or more of the sum of (x) the then aggregate outstanding principal balance of the Loans plus (y) the then aggregate amount of Letter of Credit Liabilities.

“Responsible Officer” means any of the Chief Executive Officer, Chief Financial Officer or any other officer of the applicable Borrower acceptable to Agent.

“Restricted Distribution” means as to any Person (a) any dividend or other distribution (whether in cash, securities or other property) on any equity interest in such Person (except those payable solely in its equity interests of the same class), (b) any payment by such Person on account of (i) the purchase, redemption, retirement, defeasance, surrender, cancellation, termination or acquisition of any equity interests in such Person or any claim respecting the purchase or sale of any equity interest in such Person, or (ii) any option, warrant or other right to acquire any equity interests in such Person, (c) any management fees, salaries or other fees or compensation to any Person holding an equity interest in a Borrower or a Subsidiary of a Borrower (other than (i) payments of salaries to individuals, (ii) directors fees, and (iii) advances and reimbursements to employees or directors, all in the Ordinary Course of Business), an Affiliate of a Borrower or an Affiliate of any Subsidiary of a Borrower, (d) any lease or rental payments to an Affiliate or Subsidiary of a Borrower, or (e) (i) payments in respect of the Senior Notes and (ii) repayments of or debt service on Subordinated Debt unless permitted under and made pursuant to a Subordination Agreement applicable to such loans or other indebtedness.

“Revolving Lender” means each Lender having a Revolving Loan Commitment Amount in excess of $0 (or, in the event the Revolving Loan Commitment shall have been terminated at any time, each Lender at such time having Revolving Loan Outstandings in excess of $0).

“Revolving Loan Availability” means, at any time, the Revolving Loan Limit minus the Revolving Loan Outstandings.

“Revolving Loan Borrowing” means a borrowing of a Revolving Loan.

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“Revolving Loan Commitment” means, as of any date of determination, the aggregate Revolving Loan Commitment Amounts of all Lenders as of such date.

“Revolving Loan Commitment Amount” means, as to any Lender, the dollar amount set forth opposite such Lender’s name on the Commitment Annex under the column “Revolving Loan Commitment Amount” (if such Lender’s name is not so set forth thereon, then the dollar amount on the Commitment Annex for the Revolving Loan Commitment Amount for such Lender shall be deemed to be $0), as such amount may be adjusted from time to time by any amounts assigned (with respect to such Lender’s portion of Revolving Loans outstanding and its commitment to make Revolving Loans) pursuant to the terms of any and all effective assignment agreements to which such Lender is a party.

“Revolving Loan Commitment Percentage” means, as to any Lender, (a) on the Closing Date, the percentage set forth opposite such Lender’s name on the Commitment Annex under the column “Revolving Loan Commitment Percentage” (if such Lender’s name is not so set forth thereon, then, on the Closing Date, such percentage for such Lender shall be deemed to be zero), and (b) on any date following the Closing Date, the percentage equal to the Revolving Loan Commitment Amount of such Lender on such date divided by the Revolving Loan Commitment on such date.

“Revolving Loan Exposure” means, with respect to any Lender on any date of determination, the percentage equal to the amount of such Lender’s Revolving Loan Outstandings on such date divided by the aggregate Revolving Loan Outstandings of all Lenders on such date.

“Revolving Loan Limit” means, at any time, the lesser of (a) the Revolving Loan Commitment and (b) the Borrowing Base.

“Revolving Loan Outstandings” means, at any time of calculation, (a) the sum of the then existing aggregate outstanding principal amount of Revolving Loans plus the then existing Letter of Credit Liabilities, and (b) when used with reference to any single Lender, the sum of the then existing outstanding principal amount of Revolving Loans advanced by such Lender plus the then existing Letter of Credit Liabilities for the account of such Lender.

“Revolving Loans” has the meaning set forth in Section 2.1(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Account” means a “securities account” (as defined in Article 9 of the UCC), an investment account, or other account in which investment property or securities are held or invested for credit to or for the benefit of any Borrower.

“Securities Account Control Agreement” means an agreement, in form and substance satisfactory to Agent, among Agent, any applicable Borrower and each securities intermediary in which such Borrower maintains a Securities Account pursuant to which Agent shall obtain “control” (as defined in Article 9 of the UCC) over such Securities Account.

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“Security Document” means this Agreement and any other agreement, document or instrument executed concurrently herewith or at any time hereafter pursuant to which one or more Credit Parties or any other Person either (a) Guarantees payment or performance of all or any portion of the Obligations, and/or (b) provides, as security for all or any portion of the Obligations, a Lien on any of its assets in favor of Agent for its own benefit and the benefit of the Lenders, as any or all of the same may be amended, supplemented, restated or otherwise modified from time to time.

“Senior Note Collateral Agent” means the Senior Note Indenture Trustee in its capacity as collateral agent under the Senior Note Indenture, and shall include its successors and assigns.

“Senior Note Collateral Documents” means, collectively, the “Notes Security Documents” (as that term is defined in the Intercreditor Agreement) in favor of the Senior Note Collateral Agent for the benefit of the Notes Secured Parties (as that term is defined in the Intercreditor Agreement).

“Senior Note Documents” means, collectively, the Senior Note Collateral Documents, the Senior Notes, the Senior Note Indenture, and any and all other agreements, instruments and documents executed in connection therewith, as the same may be amended, restated, supplemented, or otherwise modified from time to time in accordance with the Intercreditor Agreement.

“Senior Note Indenture” means that certain Indenture, dated as of May 31, 2017, between the Borrower, as issuer and the Senior Note Indenture Trustee, as may the same may be amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time as permitted by the Intercreditor Agreement.

“Senior Note Indenture Trustee” means UMB Bank, National Association, in its capacity as indenture trustee under the Senior Notes, together with its successors, assigns, or any replacement indenture trustee appointed pursuant to the terms of the New Secured Notes Documents.

“Senior Notes” means those certain 8.0% senior secured notes due 2022 in an initial aggregate principal amount of $112,500,000 issued pursuant to the Senior Note Indenture in accordance with the Plan on the date hereof, and any “Additional Notes” (as such term is defined in the Senior Note Indenture as in effect on the Closing Date), as may be issued, amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time as permitted by the Intercreditor Agreement. The Senior Notes are the “New Secured Notes” as that term defined in the Plan.

“Senior Noteholder” means the holders of the Senior Notes from time to time.

“Solvent” means, with respect to any Person, that such Person (a) owns and will own assets the fair saleable value of which are (i) greater than the total amount of its liabilities (including Contingent Obligations), and (ii) greater than the amount that will be required to pay the probable liabilities of its then existing debts as they become absolute and matured considering all financing alternatives and potential asset sales reasonably available to it; (b) has capital that is not unreasonably small in relation to its business as presently conducted or after giving effect to any contemplated transaction; and (c) does not intend to incur and does not believe that it will incur debts beyond its ability to pay such debts as they become due.

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“Specified Material Contract” means any contract or agreement which, at any time, accounts for at least twenty-five (25%) of the revenue of Borrower during any fiscal quarter period (as each of the same may, respectively, be further amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time).

“Sprint” means Sprint/United Management Company, a Kansas corporation, and its successors and assigns.

“Subordinated Debt” means any Debt of Borrowers incurred pursuant to the terms of the Subordinated Debt Documents and with the prior written consent of Agent, all of which documents must be in form and substance acceptable to Agent in its sole discretion. As of the Closing Date, there is no Subordinated Debt.

“Subordinated Debt Documents” means any documents evidencing and/or securing Debt governed by a Subordination Agreement, all of which documents must be in form and substance acceptable to Agent in its sole discretion. As of the Closing Date, there are no Subordinated Debt Documents.

“Subordination Agreement” means any agreement between Agent and another creditor of Borrowers, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof, pursuant to which the Debt owing from any Borrower(s) and/or the Liens securing such Debt granted by any Borrower(s) to such creditor are subordinated in any way to the Obligations and the Liens created under the Security Documents, the terms and provisions of such Subordination Agreements to have been agreed to by and be acceptable to Agent in the exercise of its sole discretion.

“Subsidiary” means, with respect to any Person, (a) any corporation of which an aggregate of more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, capital stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of more than fifty percent (50%) of such capital stock whether by proxy, agreement, operation of law or otherwise, and (b) any partnership or limited liability company in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%) or of which any such Person is a general partner or may exercise the powers of a general partner. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of a Borrower.

“Support Agreement” has the meaning set forth in Section 2.5(a).

“Supported Letter of Credit” means a Letter of Credit issued by an LC Issuer in reliance on one or more Support Agreements.

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“Swap Contract” means any “swap agreement”, as defined in Section 101 of the Bankruptcy Code, that is obtained by Borrower to provide protection against fluctuations in interest or currency exchange rates, but only if Agent provides its prior written consent to the entry into such “swap agreement”.

“Taxes” has the meaning set forth in Section 2.8.

“Termination Date” means the earlier to occur of (a) the Commitment Expiry Date, (b) any date on which Agent accelerates the maturity of the Loans pursuant to Section 10.2, or (c) the termination date stated in any notice of termination of this Agreement provided by Borrowers in accordance with Section 2.12.

“UCC” means the Uniform Commercial Code of the State of Maryland or of any other state the laws of which are required to be applied in connection with the perfection of security interests in any Collateral.

“United States” means the United States of America.

“Work-In-Process” means Inventory that is not a product that is finished and approved by a Borrower in accordance with applicable Laws and such Borrower’s normal business practices for release and delivery to customers.

Section 1.2 Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder (including, without limitation, determinations made pursuant to the exhibits hereto) shall be made, and all financial statements required to be delivered hereunder shall be prepared on a consolidated basis in accordance with GAAP applied on a basis consistent with the most recent audited consolidated financial statements of each Borrower and its Consolidated Subsidiaries delivered to Agent and each of the Lenders on or prior to the Closing Date. If at any time any change in GAAP would affect the computation of any financial ratio or financial requirement set forth in any Financing Document, and either Borrowers or the Required Lenders shall so request, the Agent, the Lenders and Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders); provided, however, that until so amended, (a) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (b) Borrowers shall provide to the Agent and the Lenders financial statements and other documents required under this Agreement which include a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any other Financial Accounting Standard having a similar result or effect) to value any Debt or other liabilities of any Credit Party or any Subsidiary of any Credit Party at “fair value”, as defined therein.

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Section 1.3 Other Definitional and Interpretive Provisions. References in this Agreement to “Articles”, “Sections”, “Annexes”, “Exhibits”, or “Schedules” shall be to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement unless otherwise specifically provided. Any term defined herein may be used in the singular or plural. “Include”, “includes” and “including” shall be deemed to be followed by “without limitation”. Except as otherwise specified or limited herein, references to any Person include the successors and assigns of such Person. References “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively. Unless otherwise specified herein, the settlement of all payments and fundings hereunder between or among the parties hereto shall be made in lawful money of the United States and in immediately available funds. References to any statute or act shall include all related current regulations and all amendments and any successor statutes, acts and regulations. All amounts used for purposes of financial calculations required to be made herein shall be without duplication. References to any statute or act, without additional reference, shall be deemed to refer to federal statutes and acts of the United States. References to any agreement, instrument or document shall include all schedules, exhibits, annexes and other attachments thereto. As used in this Agreement, the meaning of the term “material” or the phrase “in all material respects” is intended to refer to an act, omission, violation or condition which reflects or could reasonably be expected to result in a Material Adverse Effect. References to capitalized terms that are not defined herein, but are defined in the UCC, shall have the meanings given them in the UCC. All references herein to times of day shall be references to daylight or standard time, as applicable.

Section 1.4 Time is of the Essence. Time is of the essence in Borrower’s and each other Credit Party’s performance under this Agreement and all other Financing Documents.

ARTICLE 2 - LOANS AND LETTERS OF CREDIT

Section 2.1 Loans.

(a) [Reserved].

(b) Revolving Loans.

(i) Revolving Loans and Borrowings. On the terms and subject to the conditions set forth herein, each Lender severally agrees to make loans to Borrowers from time to time as set forth herein (each a “Revolving Loan”, and collectively, “Revolving Loans”) equal to such Lender’s Revolving Loan Commitment Percentage of Revolving Loans requested by Borrowers hereunder, provided, however, that after giving effect thereto, the Revolving Loan Outstandings shall not exceed the Revolving Loan Limit. The agreements of Lenders to make Revolving Loans constitute the Exit Facility under the Plan. Borrowers shall deliver to Agent a Notice of Borrowing with respect to each proposed Revolving Loan Borrowing, such Notice of Borrowing to be delivered before 1:00 p.m. (Eastern time) two (2) Business Days prior to the date of such proposed borrowing. Each Borrower and each Revolving Lender hereby authorizes Agent to make Revolving Loans on behalf of Revolving Lenders, at any time in its sole discretion, (A) as provided in Section 2.5(c), with respect to obligations arising under Support Agreements and/or Lender Letters of Credit, and (B) to pay principal owing in respect of the Loans and interest, fees, expenses and other charges payable by any Credit Party from time to time arising under this Agreement or any other Financing Document. The

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Borrowing Base shall be determined by Agent based on the most recent Borrowing Base Certificate delivered to Agent in accordance with this Agreement and such other information as may be available to Agent. Without limiting any other rights and remedies of Agent hereunder or under the other Financing Documents, the Revolving Loans shall be subject to Agent’s continuing right to withhold from the Borrowing Base reserves, and to increase and decrease such reserves from time to time, if and to the extent that in Agent’s good faith credit judgment and discretion, such reserves or adjustments are necessary.

(ii) Mandatory Revolving Loan Repayments and Prepayments.

(A) The Revolving Loan Commitment shall terminate on the Termination Date. On such Termination Date, there shall become due, and Borrowers shall pay, the entire outstanding principal amount of each Revolving Loan, together with accrued and unpaid Obligations pertaining thereto incurred to, but excluding the Termination Date; provided, however, that such payment is made not later than 12:00 Noon (Eastern time) on the Termination Date.

(B) If at any time the Revolving Loan Outstandings exceed the Revolving Loan Limit, then, on the next succeeding Business Day, Borrowers shall repay the Revolving Loans or cash collateralize Letter of Credit Liabilities in the manner specified in Section 2.5(e) or cause the cancellation of outstanding Letters of Credit, or any combination of the foregoing, in an aggregate amount equal to such excess.

(C) Principal payable on account of Revolving Loans shall be payable by Borrowers to Agent (I) immediately upon the receipt by any Borrower or Agent of any payments on or proceeds from any of the Accounts, to the extent of such payments or proceeds, as further described in Section 2.11 below, and (II) in full on the Termination Date.

(iii) Optional Prepayments. Borrowers may from time to time prepay the Revolving Loans in whole or in part; provided, however, that any such partial prepayment shall be in an amount equal to $100,000 or a higher integral multiple of $25,000.

(iv) LIBOR Rate.

(A) Except as provided in subsection (C) below, Revolving Loans shall accrue interest at the LIBOR Rate plus the Applicable Margin.

(B) The LIBOR Rate may be adjusted by Agent with respect to any Lender on a prospective basis to take into account any additional or increased costs to such Lender of maintaining or obtaining any eurodollar deposits or increased costs, in each case, due to changes in applicable Law occurring subsequent to the commencement of the then applicable Interest Period, including changes in tax laws (except changes of general applicability in corporate income tax laws) and changes in the reserve requirements imposed by the Board of

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Governors of the Federal Reserve System (or any successor), which additional or increased costs would increase the cost of funding loans bearing interest based upon the LIBOR Rate; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “change in applicable Law”, regardless of the date enacted, adopted or issued. In any such event, the affected Lender shall give Borrowers and Agent notice of such a determination and adjustment and Agent promptly shall transmit the notice to each other Lender and, upon its receipt of the notice from the affected Lender, Borrowers may, by notice to such affected Lender (I) require such Lender to furnish to Borrowers a statement setting forth the basis for adjusting such LIBOR Rate and the method for determining the amount of such adjustment, or (II) repay the Loans bearing interest based upon the LIBOR Rate with respect to which such adjustment is made.

(C) In the event that any change in market conditions or any law, regulation, treaty, or directive, or any change therein or in the interpretation of application thereof, shall at any time after the date hereof, in the reasonable opinion of any Lender, make it unlawful or impractical for such Lender to fund or maintain Loans bearing interest based upon the LIBOR Rate or to continue such funding or maintaining, or to determine or charge interest rates at the LIBOR Rate, such Lender shall give notice of such changed circumstances to Agent and Borrowers and Agent promptly shall transmit the notice to each other Lender and (I) in the case of any outstanding Loans of such Lender bearing interest based upon the LIBOR Rate, the date specified in such Lender’s notice shall be deemed to be the last day of the Interest Period of such Loans, and interest upon such Lender’s Loans thereafter shall accrue interest at Base Rate plus the Applicable Margin, and (II) such Loans shall continue to accrue interest at Base Rate plus the Applicable Margin until such Lender determines that it would no longer be unlawful or impractical to maintain such Loans at the LIBOR Rate.

(D) Anything to the contrary contained herein notwithstanding, neither Agent nor any Lender is required actually to acquire eurodollar deposits to fund or otherwise match fund any Obligation as to which interest accrues based on the LIBOR Rate.

(v) [Reserved].

(c) [Reserved].

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Section 2.2 Interest, Interest Calculations and Certain Fees.

(a) Interest. From and following the Closing Date, except as expressly set forth in this Agreement, Loans and the other Obligations shall bear interest at the sum of the LIBOR Rate plus the Applicable Margin. Interest on the Loans shall be paid in arrears on the first (1st) day of each month and on the maturity of such Loans, whether by acceleration or otherwise. Interest on all other Obligations shall be payable upon demand. For purposes of calculating interest and without implying any limitation on the provisions of Section 2.11(d), all funds transferred to the Payment Account for application to any Revolving Loans shall be subject to a seven (7) Business Day clearance period and all interest accruing on such funds during such clearance period shall accrue for the benefit of Agent, and not for the benefit of the Lenders.

(b) Unused Line Fee. From and following the Closing Date, Borrowers shall pay Agent, for the benefit of all Lenders committed to make Revolving Loans, in accordance with their respective Pro Rata Shares, a fee in an amount equal to (i) (A) the Revolving Loan Commitment minus (B) the average daily balance of the sum of the Revolving Loan Outstandings during the preceding month, multiplied by (ii) one half of one percent (0.50%) per annum. Such fee is to be paid monthly in arrears on the first day of each month.

(c) Commitment Fee. Immediately following the closing of this Agreement, Lenders, in accordance with their respective Pro Rata Shares, shall refund to Borrowers the commitment fee in the amount of $150,000 received by the Lenders pursuant to their proposal letter dated March 2, 2017 with respect to the facility provided under this Agreement.

(d) [Reserved].

(e) [Reserved].

(f) Deferred Revolving Loan Origination Fee. If Lenders’ funding obligations in respect of the Revolving Loan Commitment under this Agreement terminate for any reason (whether by voluntary termination by Borrowers, by reason of the occurrence of an Event of Default or otherwise) prior to the Commitment Expiry Date, Borrowers shall pay to Agent, for the benefit of all Lenders committed to make Revolving Loans on the Closing Date, a fee as compensation for the costs of such Lenders being prepared to make funds available to Borrowers under this Agreement, equal to an amount determined by multiplying the Revolving Loan Commitment by the following applicable percentage amount: 1.5% for the first year following the Closing Date and 1.0% thereafter. All fees payable pursuant to this paragraph shall be deemed fully earned and non-refundable as of the Closing Date.

(g) [Reserved].

(h) [Reserved].

(i) Audit Fees. Borrowers shall pay to Agent, for its own account and not for the benefit of any other Lenders, all reasonable fees and expenses in connection with audits and inspections of Borrowers’ books and records (provided, however, unless a Default or an Event of Default exists, Borrowers shall not be responsible for the fees and expenses of more than two such audit and inspection in any calendar year, and the amount that Borrowers shall be liable with respect to any single audit and inspection of books and records shall not exceed $30,000),

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audits, valuations or appraisals of the Collateral (provided that unless an Event of Default has occurred and is continuing, Borrowers shall not be required to pay for more than two such valuations and appraisals of the Collateral during any calendar year and the amount that Borrowers shall be liable with respect to any single valuation and appraisal of the Collateral shall not exceed $30,000), audits of Borrowers’ compliance with applicable Laws and such other matters as Agent shall deem appropriate, which shall be due and payable on the first Business Day of the month following the date of issuance by Agent of a written request for payment thereof to Borrowers.

(j) Wire Fees. Borrowers shall pay to Agent, for its own account and not for the account of any other Lenders, on written demand, fees for incoming and outgoing wires made for the account of Borrowers, such fees to be based on Agent’s then current wire fee schedule (available upon written request of the Borrowers).

(k) Late Charges. If payments of principal (other than a final installment of principal upon the Termination Date), interest due on the Obligations, or any other amounts due hereunder or under the other Financing Documents are not timely made and remain overdue for a period of five (5) days, Borrowers, without notice or demand by Agent, promptly shall pay to Agent, for its own account and not for the benefit of any other Lenders, as additional compensation to Agent in administering the Obligations, an amount equal to three percent (3.0%) of each delinquent payment.

(l) Computation of Interest and Related Fees. All interest and fees under each Financing Document shall be calculated on the basis of a 360-day year for the actual number of days elapsed. The date of funding of a Loan shall be included in the calculation of interest. The date of payment of a Loan shall be excluded from the calculation of interest. If a Loan is repaid on the same day that it is made, one (1) day’s interest shall be charged.

(m) [Reserved].

Section 2.3 Notes. The portion of the Loans made by each Lender shall be evidenced, if so requested by such Lender, by one or more promissory notes executed by Borrowers on a joint and several basis (each, a “Note”) in an original principal amount equal to such Lender’s Revolving Loan Commitment Amount.

Section 2.4 [Reserved].

Section 2.5 Letters of Credit and Letter of Credit Fees.

(a) Letter of Credit. On the terms and subject to the conditions set forth herein, the Revolving Loan Commitment may be used by Borrowers, in addition to the making of Revolving Loans hereunder, for the issuance, prior to that date which is one year prior to the Termination Date, by (i) Agent, of letters of credit, Guarantees or other agreements or arrangements (each, a “Support Agreement”) to induce an LC Issuer to issue or increase the amount of, or extend the expiry date of, one or more Letters of Credit and (ii) a Lender, identified by Agent, as an LC Issuer, of one or more Lender Letters of Credit, so long as, in each case:

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(i) Agent shall have received a Notice of LC Credit Event at least five (5) Business Days before the relevant date of issuance, increase or extension; and

(ii) after giving effect to such issuance, increase or extension, (A) the aggregate Letter of Credit Liabilities do not exceed $5,000,000, and (B) the Revolving Loan Outstandings do not exceed the Revolving Loan Limit.

Nothing in this Agreement shall be construed to obligate any Lender to issue, increase the amount of or extend the expiry date of any Letter of Credit, which act or acts, if any, shall be subject to agreements to be entered into from time to time between Borrowers and such Lender. Each Lender that is an LC Issuer hereby agrees to give Agent prompt written notice of each issuance of a Lender Letter of Credit by such Lender and each payment made by such Lender in respect of Lender Letters of Credit issued by such Lender.

Notwithstanding anything to the contrary set forth herein, Borrowers agree and acknowledge that no part of the Revolving Loan Commitment will be available for the issuance of a Letter of Credit until such times as Agent notifies Borrower Representative that a Lender party to this Agreement is an LC Issuer.

(b) Letter of Credit Fee. Borrowers shall pay to Agent, for the benefit of the Revolving Lenders in accordance with their respective Pro Rata Shares, a letter of credit fee with respect to the Letter of Credit Liabilities for each Letter of Credit, computed for each day from the date of issuance of such Letter of Credit to the date that is the last day a drawing is available under such Letter of Credit, at a rate per annum equal to the Applicable Margin then applicable to Loans bearing interest based upon the LIBOR Rate. Such fee shall be payable in arrears on the last day of each calendar month prior to the Termination Date and on such date. In addition, Borrowers agree to pay promptly to the LC Issuer any fronting or other fees that it may charge in connection with any Letter of Credit.

(c) Reimbursement Obligations of Borrowers. If either (i) Agent shall make a payment to an LC Issuer pursuant to a Support Agreement, or (ii) any Lender shall notify Agent that it has made payment in respect of, a Lender Letter of Credit, (A) the applicable Borrower shall reimburse Agent or such Lender, as applicable, for the amount of such payment by the end of the day on which Agent or such Lender shall make such payment and (B) Borrowers shall be deemed to have immediately requested that Revolving Lenders make a Revolving Loan, in a principal amount equal to the amount of such payment (but solely to the extent such Borrower shall have failed to directly reimburse Agent or, with respect to Lender Letters of Credit, the applicable LC Issuer, for the amount of such payment). Agent shall promptly notify Revolving Lenders of any such deemed request and each Revolving Lender hereby agrees to make available to Agent not later than noon (Eastern time) on the Business Day following such notification from Agent such Revolving Lender’s Pro Rata Share of such Revolving Loan. Each Revolving Lender hereby absolutely and unconditionally agrees to fund such Revolving Lender’s Pro Rata Share of the Loan described in the immediately preceding sentence, unaffected by any circumstance whatsoever, including, without limitation, (x) the occurrence and continuance of a Default or Event of Default, (y) the fact that, whether before or after giving effect to the making of any such Revolving Loan, the Revolving Loan Outstandings exceed or will exceed the Revolving Loan Limit, and/or (z) the non-satisfaction of any conditions set forth in Section 7.2.

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Agent hereby agrees to apply the gross proceeds of each Revolving Loan deemed made pursuant to this Section 2.5(c) in satisfaction of Borrowers’ reimbursement obligations arising pursuant to this Section 2.5(c). Borrowers shall pay interest, on demand, on all amounts so paid by Agent pursuant to any Support Agreement or to any applicable Lender in honoring a draw request under any Lender Letter of Credit for each day from the date of such payment until Borrowers reimburse Agent or the applicable Lender therefor (whether pursuant to clause (A) or (B) of the first sentence of this subsection (c)) at a rate per annum equal to the sum of two percent (2%) plus the interest rate applicable to Revolving Loans for such day.

(d) Reimbursement and Other Payments by Borrowers. The obligations of each Borrower to reimburse Agent and/or the applicable LC Issuer pursuant to Section 2.5(c) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement, under all circumstances whatsoever, including the following:

(i) any lack of validity or enforceability of, or any amendment or waiver of or any consent to departure from, any Letter of Credit or any related document;

(ii) the existence of any claim, set-off, defense or other right which any Borrower may have at any time against the beneficiary of any Letter of Credit, the LC Issuer (including any claim for improper payment), Agent, any Lender or any other Person, whether in connection with any Financing Document or any unrelated transaction, provided, however, that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

(iii) any statement or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(iv) any affiliation between the LC Issuer and Agent; or

(v) to the extent permitted under applicable law, any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.

(e) Deposit Obligations of Borrowers. In the event any Letters of Credit are outstanding at the time that Borrowers prepay in full or are required to repay the Obligations or the Revolving Loan Commitment is terminated, Borrowers shall (i) deposit with Agent for the benefit of all Revolving Lenders cash in an amount equal to one hundred ten percent (110%) of the aggregate outstanding Letter of Credit Liabilities to be available to Agent, for its benefit and the benefit of issuers of Letters of Credit, to reimburse payments of drafts drawn under such Letters of Credit and pay any fees and expenses related thereto, and (ii) prepay the fee payable under Section 2.5(b) with respect to such Letters of Credit for the full remaining terms of such Letters of Credit assuming that the full amount of such Letters of Credit as of the date of such repayment or termination remain outstanding until the end of such remaining terms. Upon termination of any such Letter of Credit and so long as no Event of Default has occurred and is continuing, the unearned portion of such prepaid fee attributable to such Letter of Credit shall be refunded to Borrowers, together with the deposit described in the preceding clause (i) attributable to such Letter of Credit, but only to the extent not previously applied by Agent in the manner described herein.

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(f) Participations in Support Agreements and Lender Letters of Credit.

(i) Concurrently with the issuance of each Supported Letter of Credit, Agent shall be deemed to have sold and transferred to each Revolving Lender, and each such Revolving Lender shall be deemed irrevocably and immediately to have purchased and received from Agent, without recourse or warranty, an undivided interest and participation in, to the extent of such Lender’s Pro Rata Share, Agent’s Support Agreement liabilities and obligations in respect of such Supported Letter of Credit and Borrowers’ Reimbursement Obligations with respect thereto. Concurrently with the issuance of each Lender Letter of Credit, the LC Issuer in respect thereof shall be deemed to have sold and transferred to each Revolving Lender, and each such Revolving Lender shall be deemed irrevocably and immediately to have purchased and received from such LC Issuer, without recourse or warranty, an undivided interest and participation in, to the extent of such Lender’s Pro Rata Share, such Lender Letter of Credit and Borrowers’ Reimbursement Obligations with respect thereto. Any purchase obligation arising pursuant to the immediately two preceding sentences shall be absolute and unconditional and shall not be affected by any circumstances whatsoever.

(ii) If either (A) Agent makes any payment or disbursement under any Support Agreement and/or (B) an LC Issuer makes any payment or disbursement under any Lender Letter of Credit, and (I) Borrowers have not reimbursed Agent or the applicable LC Issuer, as applicable, in full for such payment or disbursement in accordance with Section 2.5(c), or (II) any reimbursement under any Support Agreement or Lender Letter of Credit received by Agent or any LC Issuer, as applicable, from any Credit Party is or must be returned or rescinded upon or during any bankruptcy or reorganization of any Credit Party or otherwise, each Revolving Lender shall be irrevocably and unconditionally obligated to pay to Agent or the applicable LC Issuer, as applicable, its Pro Rata Share of such payment or disbursement (but no such payment shall diminish the Obligations of Borrowers under Section 2.5(c)). To the extent any such Revolving Lender shall not have made such amount available to Agent or the applicable LC Issuer, as applicable, before 12:00 Noon (Eastern time) on the Business Day on which such Lender receives notice from Agent or the applicable LC Issuer, as applicable, of such payment or disbursement, or return or rescission, as applicable, such Lender agrees to pay interest on such amount to Agent or the applicable LC Issuer, as applicable, forthwith on demand accruing daily at the Federal Funds Rate, for the first three (3) days following such Lender’s receipt of such notice, and thereafter at the Base Rate plus the Applicable Margin in respect of Revolving Loans. Any such Revolving Lender’s failure to make available to Agent or the applicable LC Issuer, as applicable, its Pro Rata Share of any such payment or disbursement, or return or rescission, as applicable, shall not relieve any other Lender of its obligation hereunder to make available such other Revolving Lender’s Pro Rata Share of such payment, but no Revolving Lender shall be responsible for the failure of any other Lender to make available such other Lender’s Pro Rata Share of any such payment or disbursement, or return or rescission.

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Section 2.6 General Provisions Regarding Payment; Loan Account.

(a) All payments to be made by each Borrower under any Financing Document, including payments of principal and interest made hereunder and pursuant to any other Financing Document, and all fees, expenses, indemnities and reimbursements, shall be made without set-off, recoupment or counterclaim. If any payment hereunder becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension. Any payments received in the Payment Account before 12:00 Noon (Eastern time) on any date shall be deemed received by Agent on such date, and any payments received in the Payment Account at or after 12:00 Noon (Eastern time) on any date shall be deemed received by Agent on the next succeeding Business Day.

(b) Agent shall maintain a loan account (the “Loan Account”) on its books to record Loans and other extensions of credit made by the Lenders hereunder or under any other Financing Document, and all payments thereon made by each Borrower. All entries in the Loan Account shall be made in accordance with Agent’s customary accounting practices as in effect from time to time. The balance in the Loan Account, as recorded in Agent’s books and records at any time shall be conclusive and binding evidence of the amounts due and owing to Agent by each Borrower absent manifest error; provided, however, that any failure to so record or any error in so recording shall not limit or otherwise affect any Borrower’s duty to pay all amounts owing hereunder or under any other Financing Document. Agent shall endeavor to provide Borrowers with a monthly statement regarding the Loan Account (but neither Agent nor any Lender shall have any liability if Agent shall fail to provide any such statement). Unless any Borrower notifies Agent of any objection to any such statement (specifically describing the basis for such objection) within ninety (90) days after the date of receipt thereof, it shall be deemed final, binding and conclusive upon Borrowers in all respects as to all matters reflected therein.

Section 2.7 Maximum Interest. In no event shall the interest charged with respect to the Loans or any other Obligations of any Borrower under any Financing Document exceed the maximum amount permitted under the laws of the State of Maryland or of any other applicable jurisdiction. Notwithstanding anything to the contrary herein or elsewhere, if at any time the rate of interest payable hereunder or under any Note or other Financing Document (the “Stated Rate”) would exceed the highest rate of interest permitted under any applicable law to be charged (the “Maximum Lawful Rate”), then for so long as the Maximum Lawful Rate would be so exceeded, the rate of interest payable shall be equal to the Maximum Lawful Rate; provided, however, that if at any time thereafter the Stated Rate is less than the Maximum Lawful Rate, each Borrower shall, to the extent permitted by law, continue to pay interest at the Maximum Lawful Rate until such time as the total interest received is equal to the total interest which would have been received had the Stated Rate been (but for the operation of this provision) the interest rate payable. Thereafter, the interest rate payable shall be the Stated Rate unless and until the Stated Rate again would exceed the Maximum Lawful Rate, in which event this provision shall again apply. In no event shall the total interest received by any Lender exceed the amount which it could lawfully have received had the interest been calculated for the full term hereof at the Maximum Lawful Rate. If, notwithstanding the prior sentence, any Lender has received interest hereunder in excess of the Maximum Lawful Rate, such excess amount

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shall be applied to the reduction of the principal balance of the Loans or to other amounts (other than interest) payable hereunder, and if no such principal or other amounts are then outstanding, such excess or part thereof remaining shall be paid to Borrowers. In computing interest payable with reference to the Maximum Lawful Rate applicable to any Lender, such interest shall be calculated at a daily rate equal to the Maximum Lawful Rate divided by the number of days in the year in which such calculation is made.

Section 2.8 Taxes; Capital Adequacy.

(a) All payments of principal and interest on the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future income, excise, stamp, documentary, payroll, employment, property or franchise taxes and other taxes, fees, duties, levies, assessments, withholdings or other charges of any nature whatsoever (including interest and penalties thereon) imposed by any taxing authority, excluding taxes imposed on or measured by Agent’s or any Lender’s net income by the jurisdictions under which Agent or such Lender is organized or conducts business (other than solely as the result of entering into any of the Financing Documents or taking any action thereunder) (all non-excluded items being called “Taxes”). If any withholding or deduction from any payment to be made by any Borrower hereunder is required in respect of any Taxes pursuant to any applicable Law, then Borrowers will: (i) pay directly to the relevant authority the full amount required to be so withheld or deducted; (ii) promptly forward to Agent an official receipt or other documentation satisfactory to Agent evidencing such payment to such authority; and (iii) pay to Agent for the account of Agent and Lenders such additional amount or amounts as is necessary to ensure that the net amount actually received by Agent and each Lender will equal the full amount Agent and such Lender would have received had no such withholding or deduction been required. If any Taxes are directly asserted against Agent or any Lender with respect to any payment received by Agent or such Lender hereunder, Agent or such Lender may pay such Taxes and Borrowers will promptly pay such additional amounts (including any penalty, interest or expense) as is necessary in order that the net amount received by such Person after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such Person would have received had such Taxes not been asserted so long as such amounts have accrued on or after the day which is two hundred seventy (270) days prior to the date on which Agent or such Lender first made written demand therefor.

(b) If any Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to Agent, for the account of Agent and the respective Lenders, the required receipts or other required documentary evidence, Borrowers shall indemnify Agent and Lenders for any incremental Taxes, interest or penalties that may become payable by Agent or any Lender as a result of any such failure.

(c) Each Lender that (i) is organized under the laws of a jurisdiction other than the United States, and (ii)(A) is a party hereto on the Closing Date or (B) purports to become an assignee of an interest as a Lender under this Agreement after the Closing Date (unless such Lender was already a Lender hereunder immediately prior to such assignment) (each such Lender a “Foreign Lender”) shall execute and deliver to each of Borrowers and Agent one or more (as Borrowers or Agent may reasonably request) United States Internal Revenue Service Forms W-8ECI, W-8BEN, W-8IMY (as applicable) and other applicable forms,

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certificates or documents prescribed by the United States Internal Revenue Service or reasonably requested by Agent certifying as to such Lender’s entitlement to a complete exemption from withholding or deduction of Taxes. Borrowers shall not be required to pay additional amounts to any Lender pursuant to this Section 2.8 with respect to United States withholding and income Taxes to the extent that the obligation to pay such additional amounts would not have arisen but for the failure of such Lender to comply with this paragraph other than as a result of a change in law.

(d) If any Lender shall determine in its commercially reasonable judgment that the adoption or taking effect of, or any change in, any applicable Law regarding capital adequacy, in each instance, after the Closing Date, or any change after the Closing Date in the interpretation, administration or application thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation, administration or application thereof, or the compliance by any Lender or any Person controlling such Lender with any request, guideline or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency adopted or otherwise taking effect after the Closing Date, has or would have the effect of reducing the rate of return on such Lender’s or such controlling Person’s capital as a consequence of such Lender’s obligations hereunder or under any Support Agreement or Lender Letter of Credit to a level below that which such Lender or such controlling Person could have achieved but for such adoption, taking effect, change, interpretation, administration, application or compliance (taking into consideration such Lender’s or such controlling Person’s policies with respect to capital adequacy) then from time to time, upon written demand by such Lender (which demand shall be accompanied by a statement setting forth the basis for such demand and a calculation of the amount thereof in reasonable detail, a copy of which shall be furnished to Agent), Borrowers shall promptly pay to such Lender such additional amount as will compensate such Lender or such controlling Person for such reduction, so long as such amounts have accrued on or after the day which is two hundred seventy (270) days prior to the date on which such Lender first made demand therefor; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “change in applicable Law”, regardless of the date enacted, adopted or issued.

(e) If any Lender requires compensation under Section 2.8(d), or requires any Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.8(a), then, upon the written request of Borrower Representative, such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder (subject to the terms of this Agreement) to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or materially reduce amounts payable pursuant to any such subsection, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender (as determined in its sole discretion). Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

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Section 2.9 Appointment of Borrower Representative.

(a) Each Borrower hereby irrevocably appoints and constitutes Goodman as the Borrower Representative hereunder, and in such capacity, Goodman shall serve as each Borrower’s agent and attorney-in-fact to request and receive Loans in the name or on behalf of such Borrower and any other Borrowers, deliver Notices of Borrowing, Notices of LC Credit Events and Borrowing Base Certificates, give instructions with respect to the disbursement of the proceeds of the Loans, requesting Letters of Credit, giving and receiving all other notices and consents hereunder or under any of the other Financing Documents and taking all other actions (including in respect of compliance with covenants) in the name or on behalf of any Borrower or Borrowers pursuant to this Agreement and the other Financing Documents. Agent and Lenders may disburse the Loans to such bank account of Borrower Representative or a Borrower or otherwise make such Loans to a Borrower, and LC Issuer may provide such Letters of Credit for the account of a Borrower, in each case as Borrower Representative may designate or direct, without notice to any other Borrower. Notwithstanding anything to the contrary contained herein, Agent may at any time and from time to time require that Loans to or for the account of any Borrower be disbursed directly to an operating account of such Borrower.

(b) Goodman hereby accepts the appointment by Borrowers to serve as the Borrower Representative, and shall serve as the agent and attorney-in-fact of Borrowers pursuant to this Section 2.9. Borrower Representative shall ensure that the disbursement of any Loans that are at any time requested by or to be remitted to or for the account of a Borrower, or the issuance of any Letter of Credit requested on behalf of a Borrower hereunder, shall be remitted or issued to or for the account of such Borrower.

(c) Each Borrower hereby irrevocably appoints and constitutes Borrower Representative as its agent to receive statements on account and all other notices from Agent, Lenders and LC Issuer with respect to the Obligations or otherwise under or in connection with this Agreement and the other Financing Documents.

(d) Any notice, election, representation, warranty, agreement or undertaking made or delivered by or on behalf of any Borrower by Borrower Representative shall be deemed for all purposes to have been made or delivered by such Borrower, as the case may be, and shall be binding upon and enforceable against such Borrower to the same extent as if made or delivered directly by such Borrower.

(e) No resignation by or termination of the appointment of Borrower Representative as agent and attorney-in-fact as aforesaid shall be effective, except after ten (10) Business Days’ prior written notice to Agent. If the Borrower Representative resigns under this Agreement, Borrowers shall be entitled to appoint a successor Borrower Representative (which shall be a Borrower and shall be reasonably acceptable to Agent as such successor). Upon the acceptance of its appointment as successor Borrower Representative hereunder, such successor Borrower Representative shall succeed to all the rights, powers and duties of the retiring Borrower Representative and the term “Borrower Representative” shall mean such successor Borrower Representative for all purposes of this Agreement and the other Financing Documents, and the retiring or terminated Administrative Loan Party’s appointment, powers and duties as Administrative Loan Party shall be thereupon terminated.

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Section 2.10 Joint and Several Liability; Rights of Contribution; Subordination and Subrogation.

(a) Borrowers are defined collectively to include all Persons named as one of the Borrowers herein; provided, however, that any references herein to “any Borrower”, “each Borrower” or similar references, shall be construed as a reference to each individual Person named as one of the Borrowers herein. Each Person so named shall be jointly and severally liable for all of the obligations of Borrowers under this Agreement. Each Borrower, individually, expressly understands, agrees and acknowledges, that the credit facilities would not be made available on the terms herein in the absence of the collective credit of all of the Persons named as the Borrowers herein, the joint and several liability of all such Persons, and the cross-collateralization of the collateral of all such Persons. Accordingly, each Borrower individually acknowledges that the benefit to each of the Persons named as one of the Borrowers as a whole constitutes reasonably equivalent value, regardless of the amount of the credit facilities actually borrowed by, advanced to, or the amount of collateral provided by, any individual Borrower. In addition, each entity named as one of the Borrowers herein hereby acknowledges and agrees that all of the representations, warranties, covenants, obligations, conditions, agreements and other terms contained in this Agreement shall be applicable to and shall be binding upon and measured and enforceable individually against each Person named as one of the Borrowers herein as well as all such Persons when taken together. By way of illustration, but without limiting the generality of the foregoing, the terms of Section 10.1 of this Agreement are to be applied to each individual Person named as one of the Borrowers herein (as well as to all such Persons taken as a whole), such that the occurrence of any of the events described in Section 10.1 of this Agreement as to any Person named as one of the Borrowers herein shall constitute an Event of Default even if such event has not occurred as to any other Persons named as the Borrowers or as to all such Persons taken as a whole.

(b) Notwithstanding any provisions of this Agreement to the contrary, it is intended that the joint and several nature of the liability of each Borrower for the Obligations and the Liens granted by Borrowers to secure the Obligations, not constitute a Fraudulent Conveyance (as defined below). Consequently, Agent, Lenders and each Borrower agree that if the liability of a Borrower for the Obligations, or any Liens granted by such Borrower securing the Obligations would, but for the application of this sentence, constitute a Fraudulent Conveyance, the liability of such Borrower and the Liens securing such liability shall be valid and enforceable only to the maximum extent that would not cause such liability or such Lien to constitute a Fraudulent Conveyance, and the liability of such Borrower and this Agreement shall automatically be deemed to have been amended accordingly. For purposes hereof, the term “Fraudulent Conveyance” means a fraudulent conveyance under Section 548 of chapter 11 of title 11 of the Bankruptcy Code or a fraudulent conveyance or fraudulent transfer under the applicable provisions of any fraudulent conveyance or fraudulent transfer law or similar law of any state, nation or other governmental unit, as in effect from time to time.

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(c) Agent is hereby authorized, without notice or demand (except as otherwise specifically required under this Agreement) and without affecting the liability of any Borrower hereunder, at any time and from time to time, to (i) renew, extend or otherwise increase the time for payment of the Obligations; (ii) with the written agreement of any Borrower, change the terms relating to the Obligations or otherwise modify, amend or change the terms of any Note or other agreement, document or instrument now or hereafter executed by any Borrower and delivered to Agent for any Lender; (iii) accept partial payments of the Obligations; (iv) take and hold any Collateral for the payment of the Obligations or for the payment of any guaranties of the Obligations and exchange, enforce, waive and release any such Collateral; (v) apply any such Collateral and direct the order or manner of sale thereof as Agent, in its sole discretion, may determine; and (vi) settle, release, compromise, collect or otherwise liquidate the Obligations and any Collateral therefor in any manner, all guarantor and surety defenses being hereby waived by each Borrower. Without limitations of the foregoing, with respect to the Obligations, each Borrower hereby makes and adopts each of the agreements and waivers set forth in each Guarantee, the same being incorporated hereby by reference. Except as specifically provided in this Agreement or any of the other Financing Documents, Agent shall have the exclusive right to determine the time and manner of application of any payments or credits, whether received from any Borrower or any other source, and such determination shall be binding on all Borrowers. All such payments and credits may be applied, reversed and reapplied, in whole or in part, to any of the Obligations that Agent shall determine, in its sole discretion, without affecting the validity or enforceability of the Obligations of the other Borrower.

(d) Each Borrower hereby agrees that, except as hereinafter provided, its obligations hereunder shall be unconditional, irrespective of (i) the absence of any attempt to collect the Obligations from any obligor or other action to enforce the same; (ii) the waiver or consent by Agent with respect to any provision of any instrument evidencing the Obligations, or any part thereof, or any other agreement heretofore, now or hereafter executed by a Borrower and delivered to Agent; (iii) failure by Agent to take any steps to perfect and maintain its security interest in, or to preserve its rights to, any security or collateral for the Obligations; (iv) the institution of any proceeding under the Bankruptcy Code, or any similar proceeding, by or against a Borrower or Agent’s election in any such proceeding of the application of Section 1111(b)(2) of the Bankruptcy Code; (v) any borrowing or grant of a security interest by a Borrower as debtor-in-possession, under Section 364 of the Bankruptcy Code; (vi) the disallowance, under Section 502 of the Bankruptcy Code, of all or any portion of Agent’s claim(s) for repayment of any of the Obligations; or (vii) any other circumstance other than payment in full of the Obligations which might otherwise constitute a legal or equitable discharge or defense of a guarantor or surety.

(e) The Borrowers hereby agree, as between themselves, that to the extent that Agent, on behalf of Lenders, shall have received from any Borrower any Recovery Amount (as defined below), then the paying Borrower shall have a right of contribution against each other Borrower in an amount equal to such other Borrower’s contributive share of such Recovery Amount; provided, however, that in the event any Borrower suffers a Deficiency Amount (as defined below), then the Borrower suffering the Deficiency Amount shall be entitled to seek and receive contribution from and against the other Borrowers in an amount equal to the Deficiency Amount; and provided, further, that in no event shall the aggregate amounts so reimbursed by reason of the contribution of any Borrower equal or exceed an amount that would, if paid,

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constitute or result in Fraudulent Conveyance. Until all Obligations have been paid and satisfied in full (other than contingent indemnification obligations for which no claim has been asserted or the known existence of a claim is reasonably likely to be asserted), no payment made by or for the account of a Borrower including, without limitation, (i) a payment made by such Borrower on behalf of the liabilities of any other Borrower, or (ii) a payment made by any other Guarantor under any Guarantee, shall entitle such Borrower, by subrogation or otherwise, to any payment from such other Borrower or from or out of such other Borrower’s property. The right of each Borrower to receive any contribution under this Section 2.10(e) or by subrogation or otherwise from any other Borrower shall be subordinate in right of payment to the Obligations and such Borrower shall not exercise any right or remedy against such other Borrower or any property of such other Borrower by reason of any performance of such Borrower of its joint and several obligations hereunder, until the Obligations have been indefeasibly paid and satisfied in full, and no Borrower shall exercise any right or remedy with respect to this Section 2.10(e) until the Obligations have been indefeasibly paid and satisfied in full (other than contingent indemnification obligations for which no claim has been asserted or the known existence of a claim is reasonably likely to be asserted). As used in this Section 2.10(e), the term “Recovery Amount” means the amount of proceeds received by or credited to Agent from the exercise of any remedy of the Lenders under this Agreement or the other Financing Documents, including, without limitation, the sale of any Collateral. As used in this Section 2.10(e), the term “Deficiency Amount” means any amount that is less than the entire amount a Borrower is entitled to receive by way of contribution or subrogation from, but that has not been paid by, the other Borrowers in respect of any Recovery Amount attributable to the Borrower entitled to contribution, until the Deficiency Amount has been reduced to $0 through contributions and reimbursements made under the terms of this Section 2.10(e) or otherwise.

Section 2.11 Collections and Lockbox Account.

(a) Borrowers shall maintain a lockbox (the “Lockbox”) with a United States depository institution designated from time to time by Agent (the “Lockbox Bank”), subject to the provisions of this Agreement, and shall execute with the Lockbox Bank a Deposit Account Control Agreement and such other agreements related to such Lockbox as Agent may require. Borrowers shall ensure that all collections of Accounts (other than Accounts for which the Account Debtor is a Governmental Account Debtor) are paid directly from Account Debtors (i) into the Lockbox for deposit into the Lockbox Account and/or (ii) directly into the Lockbox Account; provided, however, unless Agent shall otherwise direct by written notice to Borrowers, Borrowers shall be permitted to cause Account Debtors who are individuals to pay Accounts directly to Borrowers, which Borrowers shall then administer and apply in the manner required below. All funds deposited into a Lockbox Account shall be transferred into the Payment Account by the close of each Business Day.

(b) [Reserved]

(c) Notwithstanding anything in any lockbox agreement or Deposit Account Control Agreement to the contrary, Borrowers agree that they shall be liable for any fees and charges in effect from time to time and charged by the Lockbox Bank in connection with the Lockbox, the Lockbox Account, and that Agent shall have no liability therefor. Borrowers hereby indemnify and agree to hold Agent harmless from any and all liabilities, claims, losses

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and demands whatsoever, including reasonable attorneys’ fees and expenses, arising from or relating to actions of Agent or the Lockbox Bank pursuant to this Section or any lockbox agreement or Deposit Account Control Agreement or similar agreement, except to the extent of such losses arising solely from Agent’s gross negligence or willful misconduct.

(d) Agent shall apply, on a daily basis, all funds transferred into the Payment Account pursuant to this Section to reduce the outstanding Revolving Loans in such order of application as Agent shall elect. If as the result of collections of Accounts pursuant to the terms and conditions of this Section, a credit balance exists with respect to the Loan Account such credit balance shall not accrue interest in favor of Borrowers but (i) when such credit balance exceeds $500,000 or (ii) upon receiving the notification from Borrower, Agent shall remit and transfer such funds into a deposit account designated by Borrower Representative within three business days so long as no Event of Default exists.

(e) To the extent that any collections of Accounts or proceeds of other Collateral are not sent directly to the Lockbox or Lockbox Account but are received by any Borrower, such collections shall be held in trust for the benefit of Agent pursuant to an express trust created hereby and immediately remitted, in the form received, to applicable Lockbox or Lockbox Account. No such funds received by any Borrower shall be commingled with other funds of the Borrowers. If any funds received by any Borrower are commingled with other funds of the Borrowers, or are required to be deposited to a Lockbox or Lockbox Account and are not so deposited within two (2) Business Days, then Borrowers shall pay to Agent, for its own account and not for the account of any other Lenders, a compliance fee equal to $500 for each day that any such conditions exist.

(f) Borrowers acknowledge and agree that compliance with the terms of this Section is essential, and that Agent and Lenders will suffer immediate and irreparable injury and have no adequate remedy at law, if any Borrower, through acts or omissions, causes or permits Account Debtors to send payments other than to the Lockbox or Lockbox Accounts or if any Borrower fails to promptly deposit collections of Accounts or proceeds of other Collateral in the Lockbox Account as herein required. Accordingly, in addition to all other rights and remedies of Agent and Lenders hereunder, Agent shall have the right to seek specific performance of the Borrowers’ obligations under this Section, and any other equitable relief as Agent may deem necessary or appropriate, and Borrowers waive any requirement for the posting of a bond in connection with such equitable relief.

(g) Borrowers shall not, and Borrowers shall not suffer or permit any Credit Party to, (i) withdraw any amounts from any Lockbox Account, (ii) change the procedures or sweep instructions under the agreements governing any Lockbox Accounts, or (iii) send to or deposit in any Lockbox Account any funds other than payments made with respect to and proceeds of Accounts or other Collateral; provided, however, that so long as no Default or Event of Default exists, until Borrowers submit to Agent the initial Notice of Borrowing pursuant to Section 7.2(a), each of the Lockbox Accounts shall only be subject to a springing control Deposit Account Control Agreement and, subject to the other terms and conditions of this Agreement and the applicable Deposit Account Control Agreements, the Borrowers shall be permitted to provide instructions, notices and directions to the depositary bank(s) with respect to the transfer or withdrawal of funds from such Deposit Accounts; provided further, however, that,

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notwithstanding anything herein to the contrary, Agent shall not be obligated to make any advances under this Agreement, including, but not limited to, in connection with the initial Notice of Borrowing, until such date that (i) is five (5) Business Days following the date that Agent has submitted to the applicable depositary account bank(s) maintaining the Lockbox Accounts a “Notice of Exclusive Control” or equivalent notice described in the applicable Deposit Account Control Agreement with respect to the Lockbox Accounts and (ii) the Agent in its sole discretion is satisfied that the account bank(s) where the Lockbox Accounts are held are following the sweep instructions set forth in each such “Notice of Exclusive Control” or equivalent notice. Borrowers shall, and shall cause each Credit Party to, cooperate with Agent in the identification and reconciliation on a daily basis of all amounts received in or required to be deposited into the Lockbox Accounts. If more than five percent (5%) of the collections of Accounts received by Borrowers during any given fifteen (15) day period is not identified or reconciled to the reasonable satisfaction of Agent within ten (10) Business Days of receipt, Agent shall not be obligated to make further advances under this Agreement until such amount is identified or is reconciled to the reasonable satisfaction of Agent, as the case may be. In addition, if any such amount cannot be identified or reconciled to the reasonable satisfaction of Agent, Agent may utilize its own staff or, if it deems necessary, engage an outside auditor, in either case at Borrowers’ expense (which in the case of Agent’s own staff shall be in accordance with Agent’s then prevailing customary charges (plus documented expenses)), to make such examination and report as may be necessary to identify and reconcile such amount.

(h) If any Borrower breaches its obligation to direct payments of the proceeds of the Collateral to the Lockbox Account, Agent, as the irrevocably made, constituted and appointed true and lawful attorney for Borrowers, may, by the signature or other act of any of Agent’s authorized representatives (without requiring any of them to do so), direct any Account Debtor to pay proceeds of the Collateral to Borrowers by directing payment to the Lockbox Account.

Section 2.12 Termination; Restriction on Termination.

(a) Termination by Lenders. In addition to the rights set forth in Section 10.2, Agent may, and at the direction of Required Lenders shall, terminate this Agreement without notice upon or after the occurrence and during the continuance of an Event of Default.

(b) Termination by Borrowers. Upon at least ten (10) Business Days’ prior written notice to Agent and Lenders, Borrowers may, at its option, terminate this Agreement; provided, however, that no such termination shall be effective until Borrowers have (i) paid or collateralized to Agent’s satisfaction all of the Obligations in immediately available funds, all Letters of Credit and Support Agreements have expired, terminated or have been cash collateralized to Agent’s satisfaction, (ii) complied with Section 2.2(f). Any notice of termination given by Borrowers shall be irrevocable unless all Lenders otherwise agree in writing and no Lender shall have any obligation to make any Loans on or after the termination date stated in such notice. Borrowers may elect to terminate this Agreement in its entirety only. No section of this Agreement may be terminated singly.

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(c) Effectiveness of Termination. All of the Obligations shall be immediately due and payable upon the Termination Date. All undertakings, agreements, covenants, warranties and representations of Borrowers contained in the Financing Documents shall survive any such termination and Agent shall retain its Liens in the Collateral and Agent and each Lender shall retain all of its rights and remedies under the Financing Documents notwithstanding such termination until all Obligations have been discharged or paid, in full (other than contingent indemnification obligations for which no claim has been asserted or the known existence of a claim is reasonably likely to be asserted), in immediately available funds, including, without limitation, all Obligations under Section 2.2(f) and the terms of any fee letter resulting from such termination. Notwithstanding the foregoing or the payment in full of the Obligations, Agent shall not be required to terminate its Liens in the Collateral unless, with respect to any loss or damage Agent may incur as a result of dishonored checks or other items of payment received by Agent from Borrower or any Account Debtor and applied to the Obligations, Agent shall, at its option, (i) have received a written agreement satisfactory to Agent, executed by Borrowers and by any Person whose loans or other advances to Borrowers are used in whole or in part to satisfy the Obligations, indemnifying Agent and each Lender from any such loss or damage or (ii) have retained cash Collateral or other Collateral for such period of time as Agent, in its discretion, may deem necessary to protect Agent and each Lender from any such loss or damage.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

To induce Agent and Lenders to enter into this Agreement and to make the Loans and other credit accommodations contemplated hereby, each Borrower hereby represents and warrants to Agent and each Lender that:

Section 3.1 Existence and Power. Each Credit Party is an entity as specified on Schedule 3.1, is duly organized, validly existing and in good standing under the laws of the jurisdiction specified on Schedule 3.1 and no other jurisdiction, has the same legal name as it appears in such Credit Party’s Organizational Documents and an organizational identification number (if any), in each case as specified on Schedule 3.1, and has all powers and all Permits required for the operation of its business as presently conducted or as proposed to be conducted, except where the failure to have such Permits would not reasonably be expected to have a Material Adverse Effect. Each Credit Party is qualified to do business as a foreign entity in each jurisdiction in which it is required to be so qualified, which jurisdictions as of the Closing Date are specified on Schedule 3.1, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.1, no Credit Party (a) has had, over the five (5) year period preceding the Closing Date, any name other than its current name, or (b) was incorporated or organized under the laws of any jurisdiction other than its current jurisdiction of incorporation or organization.

Section 3.2 Organization and Governmental Authorization; No Contravention. The execution, delivery and performance by each Credit Party of the Operative Documents to which it is a party are within its powers, have been duly authorized by all necessary action pursuant to its Organizational Documents, require no further action by or in respect of, or filing with, any Governmental Authority and do not violate, conflict with or cause a breach or a default under (a) any Law applicable to any Credit Party or any of the Organizational Documents of any Credit Party, or (b) any agreement or instrument binding upon it, except for such violations, conflicts, breaches or defaults as would not, with respect to this clause (b), reasonably be expected to have a Material Adverse Effect.

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Section 3.3 Binding Effect. Each of the Operative Documents to which any Credit Party is a party constitutes a valid and binding agreement or instrument of such Credit Party, enforceable against such Credit Party in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws relating to the enforcement of creditors’ rights generally and by general equitable principles.

Section 3.4 Capitalization. The authorized equity securities of Goodman and each of its Subsidiaries as of the Closing Date are as set forth on Schedule 3.4. All issued and outstanding equity securities of each of the Credit Parties are duly authorized and validly issued, fully paid, nonassessable, free and clear of all Liens other than those in favor of Agent for the benefit of Agent and Lenders or in favor of the Senior Note Collateral Agent on behalf of the Senior Noteholders, and such equity securities were issued in compliance with all applicable Laws. The identity of the holders of the equity securities of Goodman and the percentage of their fully-diluted ownership of the equity securities of each of the Credit Parties, and the ownership of each Subsidiary, as of the Closing Date is set forth on Schedule 3.4. No shares of the capital stock or other equity securities of any Credit Party, other than those described above, are issued and outstanding as of the Closing Date. Except as set forth on Schedule 3.4, as of the Closing Date there are no preemptive or other outstanding rights, options, warrants, conversion rights or similar agreements or understandings for the purchase or acquisition from any Credit Party of any equity securities of any such entity.

Section 3.5 Financial Information. All information delivered to Agent and pertaining to the financial condition of any Credit Party fairly presents the financial position of such Credit Party as of such date in conformity with GAAP (and as to unaudited financial statements, subject to normal year-end adjustments and the absence of footnote disclosures). Since December 31, 2016, there has been no material adverse change in the business, operations, properties or financial condition of any Credit Party.

Section 3.6 Litigation. Except as set forth on Schedule 3.6 as of the Closing Date, and except as hereafter disclosed to Agent in writing, there is no Litigation pending against, or to such Borrower’s knowledge threatened against or affecting, any Credit Party or, to such Borrower’s knowledge, any party to any Operative Document other than a Credit Party. There is no Litigation pending in which an adverse decision could reasonably be expected to result in a Material Adverse Effect or which in any manner draws into question the validity of any of the Operative Documents.

Section 3.7 Ownership of Property. Each Borrower and each of its Subsidiaries is the lawful owner of, has good and marketable title to and is in lawful possession of, or has valid leasehold interests in, all properties and other assets (real or personal, tangible, intangible or mixed) purported or reported to be owned or leased (as the case may be) by such Person.

Section 3.8 No Default. No Event of Default, or to such Borrower’s knowledge, Default, has occurred and is continuing. No Credit Party is in breach or default under or with respect to any contract, agreement, lease or other instrument to which it is a party or by which its property is bound or affected, which breach or default could reasonably be expected to have a Material Adverse Effect.

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Section 3.9 Labor Matters. As of the Closing Date, there are no strikes or other labor disputes pending or, to any Borrower’s knowledge, threatened against any Credit Party. Hours worked and payments made to the employees of the Credit Parties have not been in violation of the Fair Labor Standards Act or any other applicable Law dealing with such matters. All payments due from the Credit Parties, or for which any claim may be made against any of them, on account of wages and employee and retiree health and welfare insurance and other benefits have been paid or accrued as a liability on their books, as the case may be. The consummation of the transactions contemplated by the Financing Documents will not give rise to a right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which it is a party or by which it is bound.

Section 3.10 Regulated Entities. No Credit Party is an “investment company” or a company “controlled” by an “investment company” or a “subsidiary” of an “investment company,” all within the meaning of the Investment Company Act of 1940.

Section 3.11 Margin Regulations. None of the proceeds from the Loans have been or will be used, directly or indirectly, for the purpose of purchasing or carrying any “margin stock” (as defined in Regulation U of the Federal Reserve Board), for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any “margin stock” or for any other purpose which might cause any of the Loans to be considered a “purpose credit” within the meaning of Regulation T, U or X of the Federal Reserve Board.

Section 3.12 Compliance With Laws; Anti-Terrorism Laws.

(a) Each Credit Party is in compliance with the requirements of all applicable Laws, except for such Laws the noncompliance with which would not reasonable be expected to have a Material Adverse Effect.

(b) None of the Credit Parties and, to the knowledge of the Credit Parties, none of their Affiliates (i) is in violation of any Anti-Terrorism Law, (ii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law, (iii) is a Blocked Person, or is controlled by a Blocked Person, (iv) is acting or will act for or on behalf of a Blocked Person, (v) is associated with, or will become associated with, a Blocked Person or (vi) is providing, or will provide, material, financial or technical support or other services to or in support of acts of terrorism of a Blocked Person. No Credit Party nor, to the knowledge of any Credit Party, any of its Affiliates or agents acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement, (A) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, or (B) deals in, or otherwise engages in any transaction relating to, any property or interest in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Anti-Terrorism Law.

Section 3.13 Taxes. All federal, state and local tax returns, reports and statements required to be filed by or on behalf of each Credit Party have been filed with the appropriate Governmental Authorities in all jurisdictions in which such returns, reports and statements are required to be filed and, except to the extent subject to a Permitted Contest, all Taxes (including

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real property Taxes) and other charges shown to be due and payable in respect thereof have been timely paid prior to the date on which any fine, penalty, interest, late charge or loss may be added thereto for nonpayment thereof. Except to the extent subject to a Permitted Contest, all state and local sales and use Taxes required to be paid by each Credit Party have been paid. All federal and state returns have been filed by each Credit Party for all periods for which returns were due with respect to employee income tax withholding, social security and unemployment taxes, and, except to the extent subject to a Permitted Contest, the amounts shown thereon to be due and payable have been paid in full or adequate provisions therefor have been made.

Section 3.14 Compliance with ERISA.

(a) Each ERISA Plan (and the related trusts and funding agreements) complies in form and in operation with, has been administered in compliance with, and the terms of each ERISA Plan satisfy, the applicable requirements of ERISA and the Code in all material respects. Each ERISA Plan which is intended to be qualified under Section 401(a) of the Code is so qualified, and the United States Internal Revenue Service has issued a favorable determination letter with respect to each such ERISA Plan which may be relied on currently. No Credit Party has incurred liability for any material excise tax under any of Sections 4971 through 5000 of the Code.

(b) Except as would not reasonable be expected, individually or in the aggregate, to have a Material Adverse Effect, each Borrower and each Subsidiary is in compliance with the applicable provisions of ERISA and the provision of the Code relating to ERISA Plans and the regulations and published interpretations therein. During the thirty-six (36) month period prior to the Closing Date or the making of any Loan or the issuance of any Letter of Credit, (i) no steps have been taken to terminate any Pension Plan, and (ii) no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a Lien under Section 302(f) of ERISA. No condition exists or event or transaction has occurred with respect to any Pension Plan which could result in the incurrence by any Credit Party of any material liability, fine or penalty. No Credit Party has incurred liability to the PBGC (other than for current premiums) with respect to any employee Pension Plan. All contributions (if any) have been made on a timely basis to any Multiemployer Plan that are required to be made by any Credit Party or any other member of the Controlled Group under the terms of the plan or of any collective bargaining agreement or by applicable Law; no Credit Party nor any member of the Controlled Group has withdrawn or partially withdrawn from any Multiemployer Plan, incurred any withdrawal liability with respect to any such plan or received notice of any claim or demand for withdrawal liability or partial withdrawal liability from any such plan, and no condition has occurred which, if continued, could result in a withdrawal or partial withdrawal from any such plan, and no Credit Party nor any member of the Controlled Group has received any notice that any Multiemployer Plan is in reorganization, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, that any such plan is or has been funded at a rate less than that required under Section 412 of the Code, that any such plan is or may be terminated, or that any such plan is or may become insolvent.

Section 3.15 Consummation of Operative Documents; Brokers. Except for fees payable to Agent and/or Lenders, no broker, finder or other intermediary has brought about the obtaining, making or closing of the transactions contemplated by the Operative Documents, and no Credit Party has or will have any obligation to any Person in respect of any finder’s or brokerage fees, commissions or other expenses in connection herewith or therewith.

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Section 3.16 [Reserved].

Section 3.17 Material Contracts. Except for the Operative Documents and the other agreements set forth on Schedule 3.17 (collectively with the Operative Documents, the “Material Contracts”), as of the Closing Date there are no (a) employment agreements covering the management of any Credit Party, (b) collective bargaining agreements or other similar labor agreements covering any employees of any Credit Party, (c) agreements for managerial, consulting or similar services to which any Credit Party is a party or by which it is bound, (d) agreements regarding any Credit Party, its assets or operations or any investment therein to which any of its equity holders is a party or by which it is bound, (e) real estate leases, Intellectual Property licenses or other lease or license agreements to which any Credit Party is a party, either as lessor or lessee, or as licensor or licensee (other than licenses arising from the purchase of “off the shelf” products), (f) customer, distribution, marketing or supply agreements to which any Credit Party is a party, in each case with respect to the preceding clauses (a) through (f) requiring payment of more than $5,000,000 in any year, (g) partnership agreements to which any Credit Party is a general partner or joint venture agreements to which any Credit Party is a party, (h) third party billing arrangements to which any Credit Party is a party, or (i) any other agreements or instruments to which any Credit Party is a party, and the breach, nonperformance or cancellation of which, or the failure of which to renew, could reasonably be expected to have a Material Adverse Effect. Schedule 3.17 sets forth, with respect to each real estate lease agreement to which any Borrower is a party (as a lessee) as of the Closing Date, the address of the subject property and the annual rental (or, where applicable, a general description of the method of computing the annual rental). The consummation of the transactions contemplated by the Financing Documents will not give rise to a right of termination in favor of any party to any Material Contract (other than any Credit Party), except for such Material Contracts the noncompliance with which would not reasonably be expected to have a Material Adverse Effect.

Section 3.18 Compliance with Environmental Requirements; No Hazardous Materials. Except in each case as set forth on Schedule 3.18:

(a) no notice, notification, demand, request for information, citation, summons, complaint or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending, or to such Borrower’s knowledge, threatened by any Governmental Authority or other Person with respect to any (i) alleged violation by any Credit Party of any Environmental Law, (ii) alleged failure by any Credit Party to have any Permits required in connection with the conduct of its business or to comply with the terms and conditions thereof, (iii) any generation, treatment, storage, recycling, transportation or disposal of any Hazardous Materials, or (iv) release of Hazardous Materials; and

(b) no property now owned or leased by any Credit Party and, to the knowledge of each Borrower, no such property previously owned or leased by any Credit Party, to which any Credit Party has, directly or indirectly, transported or arranged for the transportation of any Hazardous Materials, is listed or, to such Borrower’s knowledge, proposed

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for listing, on the National Priorities List promulgated pursuant to CERCLA, or CERCLIS (as defined in CERCLA) or any similar state list or is the subject of federal, state or local enforcement actions or, to the knowledge of such Borrower, other investigations which may lead to claims against any Credit Party for clean-up costs, remedial work, damage to natural resources or personal injury claims, including, without limitation, claims under CERCLA.

For purposes of this Section 3.18, each Credit Party shall be deemed to include any business or business entity (including a corporation) that is, in whole or in part, a predecessor of such Credit Party.

Section 3.19 Intellectual Property. Each Credit Party owns, is licensed to use or otherwise has the right to use, all Intellectual Property that is material to the financial condition, business or operations of such Credit Party. All Intellectual Property existing as of the Closing Date which is issued, registered or pending with any United States or foreign Governmental Authority (including, without limitation, any and all applications for the registration of any Intellectual Property with any such United States or foreign Governmental Authority) and all licenses under which any Borrower is the licensee of any such registered Intellectual Property (or any such application for the registration of Intellectual Property) owned by another Person are set forth on Schedule 3.19. Such Schedule 3.19 indicates in each case whether such registered Intellectual Property (or application therefor) is owned or licensed by such Credit Party. Except as indicated on Schedule 3.19, the applicable Credit Party is the sole and exclusive owner of the entire and unencumbered right, title and interest in and to each such registered Intellectual Property (or application therefor) purported to be owned by such Credit Party, free and clear of any Liens other than the Liens in favor of the Agent on behalf of the Lenders and in favor of the Senior Note Collateral Agent on behalf of the Senior Noteholders. All registered Intellectual Property of each Credit Party is duly and properly registered, filed or issued in the appropriate office and jurisdictions for such registrations, filings or issuances, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. No Credit Party is party to, nor bound by, any material license or other agreement with respect to which any Credit Party is the licensee that prohibits or otherwise restricts such Credit Party from granting a security interest in such Borrower’s interest in such license or agreement or other property. To such Borrower’s knowledge, each Credit Party conducts its business without infringement or claim of infringement of any Intellectual Property rights of others and there is no infringement or claim of infringement by others of any Intellectual Property rights of any Credit Party, which infringement or claim of infringement could reasonably be expected to have a Material Adverse Effect.

Section 3.20 Solvency. After giving effect to the Loan advance and the liabilities and obligations of each Borrower under the Operative Documents, the Credit Parties, on a consolidated basis, are Solvent.

Section 3.21 Full Disclosure. None of the written information (financial or otherwise) furnished by or on behalf of any Credit Party to Agent or any Lender in connection with the consummation of the transactions contemplated by the Operative Documents, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which such statements were made. All financial projections delivered to Agent and the Lenders by

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Borrowers (or their agents) have been prepared on the basis of the assumptions stated therein. Such projections represent each Borrower’s best estimate of such Borrower’s future financial performance and such assumptions are believed by such Borrower to be fair and reasonable in light of current business conditions; provided, however, that Borrowers can give no assurance that such projections will be attained.

Section 3.22 Interest Rate. The rate of interest paid under the Notes and the method and manner of the calculation thereof do not violate any usury or other law or applicable Laws, any of the Organizational Documents, or any of the Operative Documents.

Section 3.23 Subsidiaries. Borrowers do not own any stock, partnership interests, limited liability company interests or other equity securities except for Permitted Investments.

Section 3.24 Representations and Warranties Incorporated from Operative Documents. As of the Closing Date, each of the representations and warranties made in the Operative Documents by each of the parties thereto is true and correct in all material respects (except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty shall be true, correct and complete in all respects), and such representations and warranties are hereby incorporated herein by reference with the same effect as though set forth in their entirety herein, as qualified therein, except to the extent that such representation or warranty relates to a specific date, in which case such representation and warranty shall be true as of such earlier date.

ARTICLE 4 - AFFIRMATIVE COVENANTS

Each Borrower agrees that, so long as any Credit Exposure exists:

Section 4.1 Financial Statements and Other Reports. Each Borrower will deliver to Agent: (a) as soon as available, but no later than forty-five (45) days after the last day of each month, a company prepared consolidated balance sheet, cash flow and income statement (including year-to-date results) covering Borrowers’ and its Consolidated Subsidiaries’ consolidated operations during the period, prepared under GAAP, consistently applied, setting forth in comparative form the corresponding figures as at the end of the corresponding month of the previous fiscal year and the projected figures for such period based upon the projections required hereunder, all in reasonable detail, certified by a Responsible Officer and in a form acceptable to Agent; (b) together with the financial reporting package described in (a) above, evidence of payment and satisfaction of all payroll, withholding and similar taxes due and owing by all Borrowers with respect to the payroll period(s) occurring during such month; (c) as soon as available, but no later than one hundred twenty (120) days after the last day of Borrower’s fiscal year, audited consolidated financial statements prepared under GAAP, consistently applied, together with an unqualified opinion on the financial statements from an independent certified public accounting firm acceptable to Agent in its reasonable discretion; (d) within five (5) days of delivery or filing thereof, copies of all statements, reports and notices made available to Borrower’s noteholders, security holders or to any holders of Subordinated Debt; (e) a prompt written report of any legal actions pending or threatened against any Borrower or any of its Subsidiaries that could reasonably be expected to result in damages or costs to any Borrower or any of its Subsidiaries of Seven Hundred Fifty Thousand Dollars ($750,000) or more; (f) prompt

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written notice of an event that materially and adversely affects the value of any Intellectual Property that is material to the business of the Borrowers; and (g) budgets, sales projections, operating plans and other financial information and information, reports or statements regarding the Borrowers, their business and the Collateral as Agent may from time to time reasonably request. Each Borrower will, within forty-five (45) days after the last day of each month, deliver to Agent with the monthly financial statements described in clause (a) above, a duly completed Compliance Certificate signed by a Responsible Officer. Promptly upon their becoming available, Borrowers shall deliver to Agent copies of all Swap Contracts and Material Contracts (to the extent not previously delivered to Agent on the Closing Date). Each Borrower will, within twenty (20) calendar days after the last day of each month, deliver to Agent a duly completed Borrowing Base Certificate signed by a Responsible Officer, with aged listings of accounts receivable and accounts payable (by invoice date). Borrowers shall, every ninety (90) days on a schedule to be designated by Agent, and at such other times as Agent shall request, deliver to Agent a schedule of Eligible Accounts denoting, for the twenty (20) largest Account Debtors, such information as Agent may request in its Permitted Discretion with respect to such Account Debtors.

Section 4.2 Payment and Performance of Obligations. Each Borrower (a) will pay and discharge, and cause each Subsidiary to pay and discharge, on a timely basis as and when due, all of their respective obligations and liabilities, except for such obligations and/or liabilities (i) that may be the subject of a Permitted Contest, and (ii) the nonpayment or nondischarge of which would not reasonable be expected to have a Material Adverse Effect or result in a Lien against any Collateral, except for Permitted Liens, (b) without limiting anything contained in the foregoing clause (a), pay all amounts due and owing in respect of Taxes (including without limitation, payroll and withholdings tax liabilities) on a timely basis as and when due, and in any case prior to the date on which any fine, penalty, interest, late charge or loss may be added thereto for nonpayment thereof, (c) will maintain, and cause each Subsidiary to maintain, in accordance with GAAP, appropriate reserves for the accrual of all of their respective obligations and liabilities, and (d) will not breach or permit any Subsidiary to breach, or permit to exist any default under (after giving effect to cure periods thereunder), the terms of any lease, commitment, contract, instrument or obligation to which it is a party, or by which its properties or assets are bound, except for such breaches or defaults which would not reasonable be expected to have a Material Adverse Effect.

Section 4.3 Maintenance of Existence. Each Credit Party will preserve, renew and keep in full force and effect and in good standing, their respective existence and their respective rights, privileges and franchises required for the normal conduct of business.

Section 4.4 Maintenance of Property; Insurance.

(a) Each Borrower will keep, and will cause each Subsidiary to keep, all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted. If all or any part of the Collateral useful or necessary in its business, or upon which any Borrowing Base is calculated, becomes damaged or destroyed, each Borrower will, and will cause each Subsidiary to, promptly and completely repair and/or restore the affected Collateral in a good and workmanlike manner, regardless of whether Agent agrees to disburse insurance proceeds or other sums to pay costs of the work of repair or reconstruction.

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(b) Upon completion of any Permitted Contest, Borrowers shall, and will cause each Subsidiary to, promptly pay the amount due, if any, and deliver to Agent proof of the completion of the contest and payment of the amount due, if any, following which Agent shall return the security, if any, deposited with Agent pursuant to the definition of Permitted Contest.

(c) Each Borrower will maintain (i) casualty insurance on all real and personal property on an all risks basis (including the perils of flood, windstorm and quake), covering the repair and replacement cost of all such property and coverage, business interruption and rent loss coverages with extended period of indemnity (for the period required by Agent from time to time) and indemnity for extra expense, in each case without application of coinsurance and with agreed amount endorsements, (ii) general and professional liability insurance (including products/completed operations liability coverage), and (iii) such other insurance coverage in such amounts and with respect to such risks as Agent may request from time to time, pursuant to the Insurance Requirements attached hereto as Schedule 4.4; provided, however, that, in no event shall such insurance be in amounts or with coverage less than, or with carriers with qualifications inferior to, any of the insurance or carriers in existence as of the Closing Date (or required to be in existence after the Closing Date under a Financing Document). All such insurance shall be provided by insurers having an A.M. Best policyholders rating reasonably acceptable to Agent.

(d) On or prior to the Closing Date, and at all times thereafter, each Borrower will cause Agent to be named as an additional insured, assignee and lender loss payee (which shall include, as applicable, identification as mortgagee), as applicable, on each insurance policy required to be maintained pursuant to this Section 4.4 pursuant to endorsements in form and substance acceptable to Agent. Borrowers shall deliver to Agent and the Lenders (i) on the Closing Date, a certificate from Borrowers’ insurance broker dated such date showing the amount of coverage as of such date, and that such policies will include effective waivers (whether under the terms of any such policy or otherwise) by the insurer of all claims for insurance premiums against all loss payees and additional insureds and all rights of subrogation against all loss payees and additional insureds, and that if all or any part of such policy is canceled, terminated or expires, the insurer will forthwith give notice thereof to each additional insured, assignee and loss payee and that no cancellation, reduction in amount or material change in coverage thereof shall be effective until at least thirty (30) days after receipt by each additional insured, assignee and loss payee of written notice thereof, (ii) on an annual basis, and upon the request of any Lender through Agent from time to time full information as to the insurance carried, (iii) within five (5) days of receipt of notice from any insurer, a copy of any notice of cancellation, nonrenewal or material change in coverage from that existing on the date of this Agreement, (iv) forthwith, notice of any cancellation or nonrenewal of coverage by any Borrower, and (v) at least 60 days prior to expiration of any policy of insurance, evidence of renewal of such insurance upon the terms and conditions herein required.

(e) In the event any Borrower fails to provide Agent with evidence of the insurance coverage required by this Agreement, Agent may purchase insurance at Borrowers’ expense to protect Agent’s interests in the Collateral. This insurance may, but need not, protect such Borrower’s interests. The coverage purchased by Agent may not pay any claim made by such Borrower or any claim that is made against such Borrower in connection with the Collateral. Such Borrower may later cancel any insurance purchased by Agent, but only after

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providing Agent with evidence that such Borrower has obtained insurance as required by this Agreement. If Agent purchases insurance for the Collateral, Borrowers will be responsible for the costs of that insurance to the fullest extent provided by law, including interest and other charges imposed by Agent in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance may be added to the Obligations. The costs of the insurance may be more than the cost of insurance such Borrower is able to obtain on its own.

Section 4.5 Compliance with Laws and Material Contracts. Each Borrower will comply, and cause each Subsidiary to comply, with the requirements of all applicable Laws and Material Contracts, except to the extent that failure to so comply would not reasonable be expected to (a) have a Material Adverse Effect, or (b) result in any Lien upon either (i) a material portion of the assets of any such Person in favor of any Governmental Authority, or (ii) any Collateral which is part of the Borrowing Base.

Section 4.6 Inspection of Property, Books and Records. Each Borrower will keep, and will cause each Subsidiary to keep, proper books of record substantially in accordance with GAAP in which full, true and correct entries shall be made of all dealings and transactions in relation to its business and activities; and will permit, and will cause each Subsidiary to permit, at the sole cost of the applicable Borrower or any applicable Subsidiary (subject to the provisions of Section 2.2(i)), representatives of Agent and of any Lender to visit and inspect any of their respective properties, to examine and make abstracts or copies from any of their respective books and records, to conduct a collateral audit and analysis of their respective operations and the Collateral, to verify the amount and age of the Accounts, the identity and credit of the respective Account Debtors, to review the billing practices of Borrowers and to discuss their respective affairs, finances and accounts with their respective officers, employees and independent public accountants as often as may reasonably be desired. In the absence of a Default or an Event of Default, Agent or any Lender exercising any rights pursuant to this Section 4.6 shall give the applicable Borrower or any applicable Subsidiary commercially reasonable prior notice of such exercise and shall conduct such inspection during normal business hours. No notice shall be required during the existence and continuance of any Default or any time during which Agent reasonably believes a Default exists. Borrowers shall at all times provide Agent with independent access to its books and records in electronic format, and all electronic information relating to Collateral, through an online electronic or virtual interphase which Borrowers maintain (or a professional cloud computing vendor on behalf of Borrowers maintains) for the purpose of tracking or monitoring the Collateral. If such electronic or virtual interphase has been terminated or is not accessible by Agent, Borrowers shall immediately cause to be provided a landlord’s agreement or mortgagee’s agreement, as applicable, acceptable in form and substance to Agent with respect to any location of the Borrowers where there are any books and records of Borrowers regarding any of the Collateral.

Section 4.7 Use of Proceeds. Borrowers shall use the proceeds of Revolving Loans solely for (a) transaction fees incurred in connection with the Financing Documents and the refinancing on the Closing Date of certain Debt, and (b) for working capital needs and the general corporate purposes of Borrowers. No portion of the proceeds of the Loans will be (i) used for family, personal, agricultural or household use or (ii) used for the benefit of any Person that is not a Borrower.

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Section 4.8 Estoppel Certificates. After written request by Agent, Borrowers, within fifteen (15) days and at their expense, will furnish Agent with a statement, duly acknowledged and certified, setting forth (a) the amount of the original principal amount of the Notes, and the unpaid principal amount of the Notes, (b) the rate of interest of the Notes, (c) the date payments of interest and/or principal were last paid, (d) any offsets or defenses to the payment of the Obligations, and if any are alleged, the nature thereof, (e) that the Notes and this Agreement have not been modified or if modified, giving particulars of such modification, and (f) that there has occurred and is then continuing no Default or if such Default exists, the nature thereof, the period of time it has existed, and the action being taken to remedy such Default. After written request by Agent, Borrowers, within fifteen (15) days and at their expense, will furnish Agent with a certificate, signed by a Responsible Officer of Borrowers, updating all of the representations and warranties contained in this Agreement and the other Financing Documents and certifying that all of the representations and warranties contained in this Agreement and the other Financing Documents, as updated pursuant to such certificate, are true, accurate and complete as of the date of such certificate.

Section 4.9 Notices of Litigation and Defaults. Borrowers will give prompt written notice to Agent (a) of any litigation or governmental proceedings pending or threatened (in writing) against Borrowers or other Credit Party which would reasonably be expected to have a Material Adverse Effect with respect to Borrowers or any other Credit Party or which in any manner calls into question the validity or enforceability of any Financing Document, (b) upon any Borrower becoming aware of the existence of any Default or Event of Default, (c) if to any Borrower’s knowledge, any Credit Party is in breach or default under or with respect to (i) any Material Contract or (ii) any other contract, agreement, lease or other instrument to which it is a party or by which its property is bound or affected, which breach or default could reasonably be expected to have a Material Adverse Effect, (d) of any strikes or other labor disputes pending or, to any Borrower’s knowledge, threatened against any Credit Party, (e) if there is any infringement or claim of infringement by any other Person with respect to any Intellectual Property rights of any Credit Party that could reasonably be expected to have a Material Adverse Effect, and (f) of all returns, recoveries, disputes and claims that involve more than $500,000. Borrowers represent and warrant that Schedule 4.9 sets forth a complete list of all matters existing as of the Closing Date for which notice could be required under this Section and all litigation or governmental proceedings pending or threatened (in writing) against Borrowers or other Credit Party as of the Closing Date.

Section 4.10 Hazardous Materials; Remediation.

(a) If any release or disposal of Hazardous Materials shall occur or shall have occurred on any real property or any other assets of any Borrower or any other Credit Party, such Borrower will cause, or direct the applicable Credit Party to cause, the prompt containment and removal of such Hazardous Materials and the remediation of such real property or other assets as is necessary to comply with all Environmental Laws and to preserve the value of such real property or other assets. Without limiting the generality of the foregoing, each Borrower shall, and shall cause each other Credit Party to, comply with each Environmental Law requiring the performance at any real property by any Borrower or any other Credit Party of activities in response to the release or threatened release of a Hazardous Material.

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(b) Borrowers will provide Agent within thirty (30) days after written demand therefor with a bond, letter of credit or similar financial assurance evidencing to the reasonable satisfaction of Agent that sufficient funds are available to pay the cost of removing, treating and disposing of any Hazardous Materials or Hazardous Materials Contamination and discharging any assessment which may be established on any property as a result thereof, such demand to be made, if at all, upon Agent’s reasonable business determination that the failure to remove, treat or dispose of any Hazardous Materials or Hazardous Materials Contamination, or the failure to discharge any such assessment could reasonably be expected to have a Material Adverse Effect.

Section 4.11 Further Assurances.

(a) Each Borrower will, and will cause each Subsidiary to, at its own cost and expense, promptly and duly take, execute, acknowledge and deliver all such further acts, documents and assurances as may from time to time be necessary or as Agent or the Required Lenders may from time to time reasonably request in order to carry out the intent and purposes of the Financing Documents and the transactions contemplated thereby, including all such actions to (i) establish, create, preserve, protect and perfect a first priority Lien (subject only to Permitted Liens) in favor of Agent for itself and for the benefit of the Lenders on the Collateral (including Collateral acquired after the date hereof), and (ii) unless Agent shall agree otherwise in writing, cause all Subsidiaries (subject to the terms and conditions of this Agreement other than Immaterial Subsidiaries and Controlled Foreign Corporations) of Borrowers to be jointly and severally obligated with the other Borrowers under all covenants and obligations under this Agreement, including the obligation to repay the Obligations. Without limiting the generality of the foregoing, (x) Borrowers shall, at the time of the delivery of any Compliance Certificate disclosing the acquisition by an Credit Party of any registered Intellectual Property or application for the registration of Intellectual Property, deliver to Agent a duly completed and executed supplement to the applicable Credit Party’s Patent Security Agreement or Trademark Security Agreement in the form of the respective Exhibit thereto, and (y) at the request of Agent, following the disclosure by Borrowers on any Compliance Certificate of the acquisition by any Credit Party of any rights under a license as a licensee with respect to any registered Intellectual Property or application for the registration of any Intellectual Property owned by another Person, Borrowers shall execute any documents requested by Agent to establish, create, preserve, protect and perfect a first priority lien (subject to the terms of the Intercreditor Agreement) in favor of Agent, to the extent legally possible, in such Borrower’s rights under such license and shall use their commercially reasonable best efforts to obtain the written consent of the licensor which such license to the granting in favor of Agent of a Lien on such Borrower’s rights as licensee under such license.

(b) Upon receipt of an affidavit of an authorized representative of Agent or a Lender as to the loss, theft, destruction or mutilation of any Note or any other Financing Document which is not of public record, and, in the case of any such mutilation, upon surrender and cancellation of such Note or other applicable Financing Document, Borrowers will issue, in lieu thereof, a replacement Note or other applicable Financing Document, dated the date of such lost, stolen, destroyed or mutilated Note or other Financing Document in the same principal amount thereof and otherwise of like tenor.

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(c) Within ten (10) days following the formation or acquisition of a new Subsidiary (other than a Immaterial Subsidiary), Borrowers shall (i) pledge, have pledged or cause or have caused to be pledged to the Agent pursuant to a pledge agreement in form and substance satisfactory to the Agent, all of the outstanding shares of equity interests or other equity interests of such new Subsidiary owned directly or indirectly by any Borrower and, subject to the terms of the Intercreditor Agreement, deliver all certificates representing such equity interests along with, delivery of undated stock or equivalent powers for such certificates, executed in blank; (ii) unless Agent shall agree otherwise in writing, cause the new Subsidiary to take such other actions (including entering into or joining any Security Documents) as are necessary or advisable in the reasonable opinion of the Agent in order to grant the Agent, acting on behalf of the Lenders, a first priority Lien (subject to the terms and conditions of the Intercreditor Agreement) on all real and personal property of such Subsidiary in existence as of such date and in all after acquired property, which first priority Liens are required to be granted pursuant to this Agreement; (iii) unless Agent shall agree otherwise in writing, cause such new Subsidiary to either (at the election of Agent) become a Borrower hereunder with joint and several liability for all obligations of Borrowers hereunder and under the other Financing Documents pursuant to a joinder agreement or other similar agreement in form and substance satisfactory to Agent or to become a Guarantor of the obligations of Borrowers hereunder and under the other Financing Documents pursuant to a guaranty and suretyship agreement in form and substance satisfactory to Agent; and (iv) cause the new Subsidiary to deliver certified copies of such Subsidiary’s certificate or articles of incorporation, certificate of formation or certificate of limited partnership (as the case may be), together with good standing certificates, by-laws (or other operating agreement or governing documents), resolutions of the Board of Directors or other governing body, approving and authorize the execution and delivery of the Security Documents, incumbency certificates and to execute and/or deliver such other documents and legal opinions or to take such other actions as may be requested by the Agent, in each case, in form and substance reasonably satisfactory to the Agent.

(d) Upon the request of Agent, Borrowers shall obtain a landlord’s agreement or mortgagee agreement, as applicable, from the lessor of each leased property or mortgagee of owned property with respect to any business location where any portion of the Collateral included in or proposed to be included in the Borrowing Base, or the records relating to such Collateral and/or software and equipment relating to such records or Collateral, is stored or located, which agreement or letter shall be reasonably satisfactory in form and substance to Agent. Borrowers shall timely and fully pay and perform its obligations under all leases and other agreements with respect to each leased location where any Collateral, or any records related thereto, is or may be located.

Section 4.12 [Reserved]

Section 4.13 Power of Attorney. Each of the authorized representatives of Agent is hereby irrevocably made, constituted and appointed the true and lawful attorney for Borrowers (without requiring any of them to act as such) with full power of substitution to do the following: (a) endorse the name of Borrowers upon any and all checks, drafts, money orders, and other instruments for the payment of money that are payable to Borrowers and constitute collections on Borrowers’ Accounts; (b) so long as Agent has provided not less than three (3) Business Days’ prior written notice to Borrower to perform the same and Borrower has failed to take such

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action, execute in the name of Borrowers any schedules, assignments, instruments, documents, and statements that Borrowers are obligated to give Agent under this Agreement; (c) after the occurrence and during the continuance of an Event of Default, take any action Borrowers are required to take under this Agreement; (d) so long as Agent has provided not less than three (3) Business Days’ prior written notice to Borrower to perform the same and Borrower has failed to take such action, do such other and further acts and deeds in the name of Borrowers that Agent may deem necessary or desirable to enforce any Account or other Collateral or perfect Agent’s security interest or Lien in any Collateral; and (e) after the occurrence and during the continuance of an Event of Default, do such other and further acts and deeds in the name of Borrowers that Agent may deem necessary or desirable to enforce its rights with regard to any Account or other Collateral. This power of attorney shall be irrevocable and coupled with an interest.

Section 4.14 Borrowing Base Collateral Administration.

(a) All data and other information relating to Accounts or other intangible Collateral shall at all times be kept by Borrowers, at their respective principal offices and shall not be moved from such locations without (i) providing prior written notice to Agent, and (ii) obtaining the prior written consent of Agent, which consent shall not be unreasonably withheld.

(b) Borrowers shall provide prompt written notice to each Person who either is currently an Account Debtor or becomes an Account Debtor at any time following the date of this Agreement that directs each Account Debtor to make payments into the Lockbox, and hereby authorizes Agent, upon Borrowers’ failure to send such notices within ten (10) Business Days after the date of this Agreement (or ten (10) Business Days after the Person becomes an Account Debtor), to send any and all similar notices to such Person. Following the occurrence and continuation of an Event of Default, Agent reserves the right to notify Account Debtors that Agent has been granted a Lien upon all Accounts.

(c) Borrowers will conduct a physical count of the Inventory at least twice per year and at such other times as Agent reasonably requests, and Borrowers shall provide to Agent a written accounting of such physical count in form and substance satisfactory to Agent. Each Borrower will use commercially reasonable efforts to at all times keep its Inventory in good and marketable condition. In addition to the foregoing, from time to time, Agent may require Borrowers to obtain and deliver to Agent appraisal reports in form and substance and from appraisers reasonably satisfactory to Agent stating the then current fair market values of all or any portion of Inventory owned by each Borrower or any Subsidiaries.

(d) In addition to the foregoing, from time to time, Agent may require Borrowers to obtain and deliver to Agent appraisal reports, at the Borrowers’ expense (subject to the provisions of Section 2.2(i)), in form and substance and from appraisers reasonably satisfactory to Agent stating the then current fair market values of all or any portion of Inventory, Intellectual Property and furniture, fixtures and equipment owned by each Borrower or any Subsidiaries.

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Section 4.15 Maintenance of Management. Borrowers will cause its business to be continuously managed by its present chief executive officer and chief financial officer or such other individuals serving in such capacities as shall be reasonably satisfactory to Agent. Borrowers will notify Agent promptly in writing of any change in its board of directors or executive officers.

Section 4.16 Government Receivables.

To the extent included as Eligible Accounts, Borrowers shall take all steps necessary to protect Agent’s interest in the Collateral under the Federal Assignment of Claims Act if applicable, the Uniform Commercial Code and all other applicable state or local statutes or ordinances and deliver to Agent appropriately endorsed, any instrument or chattel paper connected with any Account arising out of contracts between any Borrower and the United States, any state or any department, agency or instrumentality of any of them.

ARTICLE 5 - NEGATIVE COVENANTS

Each Borrower agrees that, so long as any Credit Exposure exists:

Section 5.1 Debt; Contingent Obligations. No Borrower will, or will permit any Subsidiary to, directly or indirectly, create, incur, assume, guarantee or otherwise become or remain directly or indirectly liable with respect to, any Debt, except for Permitted Debt. No Borrower will, or will permit any Subsidiary to, directly or indirectly, create, assume, incur or suffer to exist any Contingent Obligations, except for Permitted Contingent Obligations.

Section 5.2 Liens. No Borrower will, or will permit any Subsidiary to, directly or indirectly, create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, except for Permitted Liens.

Section 5.3 Restricted Distributions. No Borrower will, or will permit any Subsidiary to, directly or indirectly, declare, order, pay, make or set apart any sum for any Restricted Distribution, except for Permitted Distributions.

Section 5.4 Restrictive Agreements. No Borrower will, or will permit any Subsidiary to, directly or indirectly (a) enter into or assume any agreement (other than the Financing Documents, the Senior Note Documents and any agreements for purchase money debt permitted under clause (c) of the definition of Permitted Debt) prohibiting the creation or assumption of any Lien upon its properties or assets, whether now owned or hereafter acquired, or (b) create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind (except as provided by the Financing Documents and the Senior Note Documents) on the ability of any Subsidiary to: (i) pay or make Restricted Distributions to any Borrower or any Subsidiary; (ii) pay any Debt owed to any Borrower or any Subsidiary; (iii) make loans or advances to any Borrower or any Subsidiary; or (iv) transfer any of its property or assets to any Borrower or any Subsidiary.

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Section 5.5 Payments and Modifications of Subordinated Debt. No Borrower will, or will permit any Subsidiary to, directly or indirectly (a) declare, pay, make or set aside any amount for payment in respect of Subordinated Debt, except for payments made in full compliance with and expressly permitted under the Subordination Agreement, (b) amend or otherwise modify the terms of any Subordinated Debt, except for amendments or modifications made in full compliance with the Subordination Agreement, (c) declare, pay, make or set aside any amount for payment in respect of any Debt hereinafter incurred that, by its terms, or by separate agreement, is subordinated to the Obligations, except for payments made in full compliance with and expressly permitted under the subordination provisions applicable thereto, or (d) amend or otherwise modify the terms of any such Debt if the effect of such amendment or modification is to (i) increase the interest rate or fees on, or change the manner or timing of payment of, such Debt, (ii) accelerate or shorten the dates upon which payments of principal or interest are due on, or the principal amount of, such Debt, (iii) change in a manner adverse to any Credit Party or Agent any event of default or add or make more restrictive any covenant with respect to such Debt, (iv) change the prepayment provisions of such Debt or any of the defined terms related thereto, (v) change the subordination provisions thereof (or the subordination terms of any guaranty thereof), or (vi) change or amend any other term if such change or amendment would materially increase the obligations of the obligor or confer additional material rights on the holder of such Debt in a manner adverse to Borrowers, any Subsidiaries, Agents or Lenders. Borrowers shall, prior to entering into any such amendment or modification, deliver to Agent reasonably in advance of the execution thereof, any final or execution form copy thereof.

Section 5.6 Consolidations, Mergers and Sales of Assets; Change in Control. No Borrower will, or will permit any Subsidiary to, directly or indirectly (a) consolidate or merge or amalgamate with or into any other Person, except for (i) any merger between Borrowers, provided, that a Borrower must be the surviving entity of any such merger to which it is a party, (ii) any merger between a Borrower and a Subsidiary of a Borrower that is not a Credit Party so long as such Borrower is the surviving entity of any such merger, (iii) any merger between Subsidiaries of any Credit Parties that are not Credit Parties; or (b) consummate any Asset Dispositions other than Permitted Asset Dispositions. No Borrower will suffer or permit to occur any Change in Control with respect to itself, any Subsidiary or any Guarantor.

Section 5.7 Purchase of Assets, Investments. No Borrower will, or will permit any Subsidiary to, directly or indirectly (a) acquire or enter into any agreement to acquire any assets other than in the Ordinary Course of Business or as permitted under clause (h) of the definition of Permitted Investments; (b) engage or enter into any agreement to engage in any joint venture or partnership with any other Person; or (c) acquire or own or enter into any agreement to acquire or own any Investment in any Person other than Permitted Investments.

Section 5.8 Transactions with Affiliates. Except as otherwise disclosed on Schedule 5.8, and except for transactions that are disclosed to Agent in advance of being entered into and which contain terms that are no less favorable to the applicable Borrower or any Subsidiary, as the case may be, than those which might be obtained from a third party not an Affiliate of any Credit Party, no Borrower will, or will permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of any Borrower.

Section 5.9 Modification of Organizational Documents. No Credit Party will directly or indirectly, amend or otherwise modify any Organizational Documents of such Person, except for Permitted Modifications.

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Section 5.10 Modification of Certain Agreements. No Borrower will, or will permit any Subsidiary to, directly or indirectly, amend or otherwise modify any Material Contract, which amendment or modification in any case: (a) is contrary to the terms of this Agreement or any other Financing Document; or (b) could reasonably be expected to be adverse to the rights, interests or privileges of the Agent or the Lenders or their ability to enforce the same. Each Borrower shall, prior to entering into any amendment or other modification of any of the foregoing documents, deliver to Agent reasonably in advance of the execution thereof, any final or execution form copy of amendments or other modifications to such documents, and such Borrower agrees not to take, nor permit any of its Subsidiaries to take, any such action with respect to any such documents without obtaining such approval from Agent.

Section 5.11 Conduct of Business. No Borrower will, or will permit any Subsidiary to, directly or indirectly, engage in any line of business other than those businesses engaged in on the Closing Date and described on Schedule 5.11 and businesses reasonably related thereto. No Borrower will, or will permit any Subsidiary to, other than in the Ordinary Course of Business, change its normal billing payment and reimbursement policies and procedures with respect to its Accounts (including, without limitation, the amount and timing of finance charges, fees and write-offs).

Section 5.12 Lease Payments. No Borrower will, or will permit any Subsidiary to, directly or indirectly, incur or assume (whether pursuant to a Guarantee or otherwise) any liability for rental payments except in the Ordinary Course of Business.

Section 5.13 Limitation on Sale and Leaseback Transactions. No Borrower will, or will permit any Subsidiary to, directly or indirectly, enter into any arrangement with any Person whereby, in a substantially contemporaneous transaction, any Borrower or any Subsidiaries sells or transfers all or substantially all of its right, title and interest in an asset and, in connection therewith, acquires or leases back the right to use such asset.

Section 5.14 Deposit Accounts and Securities Accounts; Payroll and Benefits Accounts. No Borrower will, or will permit any Subsidiary to, directly or indirectly, establish any new Deposit Account or Securities Account without prior written notice to Agent, and unless Agent, such Borrower or such Subsidiary and the bank, financial institution or securities intermediary at which the account is to be opened enter into a Deposit Account Control Agreement or Securities Account Control Agreement prior to or concurrently with the establishment of such Deposit Account or Securities Account. Borrowers represent and warrant that Schedule 5.14 lists all of the Deposit Accounts and Securities Accounts of each Borrower as of the Closing Date. The provisions of this Section requiring Deposit Account Control Agreements shall not apply to Deposit Accounts that hold amounts at all times less than $10,000 per account, and less than $50,000 for all such accounts in the aggregate, or any Deposit Accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Borrowers’ employees and identified to Agent by Borrowers as such; provided, however, (i) that at all times that any Obligations remain outstanding, Borrower shall maintain one or more separate Deposit Accounts to hold any and all amounts to be used for payroll, payroll taxes and other employee wage and benefit payments, and shall not commingle any monies allocated for such purposes with funds in any other Deposit Account and (ii) Borrowers shall provide Agent with such information, including but not limited to, the balances of such Deposit Accounts at such times as Agent may request in its discretion.

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Section 5.15 Compliance with Anti-Terrorism Laws. Agent hereby notifies Borrowers that pursuant to the requirements of Anti-Terrorism Laws, and Agent’s policies and practices, Agent is required to obtain, verify and record certain information and documentation that identifies Borrowers and its principals, which information includes the name and address of each Borrower and its principals and such other information that will allow Agent to identify such party in accordance with Anti-Terrorism Laws. No Borrower will, or will permit any Subsidiary to, directly or indirectly, knowingly enter into any Material Contracts with any Blocked Person or any Person listed on the OFAC Lists. Each Borrower shall immediately notify Agent if such Borrower has knowledge that any Borrower, any additional Credit Party or any of their respective Affiliates or agents acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement is or becomes a Blocked Person or (a) is convicted on, (b) pleads nolo contendere to, (c) is indicted on, or (d) is arraigned and held over on charges involving money laundering or predicate crimes to money laundering. No Borrower will, or will permit any Subsidiary to, directly or indirectly, (i) conduct any business or engage in any transaction or dealing with any Blocked Person, including, without limitation, the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Anti-Terrorism Law, or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or other Anti-Terrorism Law.

Section 5.16 Agreements Regarding Receivables. No Borrower may backdate, postdate or redate any of its invoices. No Borrower may make any sales on extended dating or credit terms beyond that customary in such Borrower’s industry and consented to in advance by Agent. In addition to the Borrowing Base Certificate to be delivered in accordance with this Agreement, Borrower Representative shall notify Agent promptly upon any Borrower’s learning thereof, in the event any Eligible Account becomes ineligible for any reason, other than the aging of such Account, and of the reasons for such ineligibility. Borrower Representative shall also notify Agent promptly of all material disputes and claims with respect to the Accounts of any Borrower, and such Borrower will settle or adjust such material disputes and claims at no expense to Agent; provided, however, no Borrower may, without Agent’s consent, grant (a) any discount, credit or allowance in respect of its Accounts (i) which is outside the ordinary course of business or (ii) which discount, credit or allowance exceeds an amount equal to $250,000 in the aggregate with respect to any individual Account or (b) any materially adverse extension, compromise or settlement to any customer or account debtor with respect to any then Eligible Account. Nothing permitted by this Section 5.16, however, may be construed to alter in any the criteria for Eligible Accounts or Eligible Inventory provided in Section 1.1

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ARTICLE 6 - FINANCIAL COVENANTS

Section 6.1 Additional Defined Terms. The following additional definitions are hereby appended to Section 1.1 of this Agreement:

“Defined Period” means, for purposes of calculating the Fixed Charge Coverage Ratio for any given calendar month, the twelve-month period immediately preceding any such calendar month.

“EBITDA” has the meaning provided in the Compliance Certificate.

“Fixed Charge Coverage Ratio” means the ratio of Operating Cash Flow (as defined in the Compliance Certificate) to Fixed Charges (as defined in the Compliance Certificate) for each Defined Period.

Section 6.2 Fixed Charge Coverage Ratio. Borrowers will not permit the Fixed Charge Coverage Ratio for any Defined Period, as tested as of the last day of each calendar quarter commencing June 30, 2018, to be less than 1.00 to 1.00.

Section 6.3 Minimum Liquidity. The Credit Parties shall (a) on the date any Notice of Borrowing is delivered to Agent, have Minimum Liquidity equal to or in excess of $5,000,000 and (b) as of the last day of each calendar quarter, have Minimum Liquidity equal to or in excess of $9,000,000. Without limiting Section 6.4, such Minimum Liquidity calculations shall be supported by evidence satisfactory to Agent in its Permitted Discretion. Without limiting any other rights of the Agent hereunder to institute reserves, including, but not limited to, under the definitions of “Eligible Account” and “Eligible Inventory”, Agent shall at any time be permitted in its Permitted Discretion to cause all or any portion of the $5,000,000 Minimum Liquidity requirement to be effected as an immediate reserve against the Borrowing Base but when calculating Minimum Liquidity itself the amount of such reserve will not be deducted from Revolving Loan Availability.

Section 6.4 Evidence of Compliance. Borrowers shall furnish to Agent, together with the financial reporting required of Borrowers in Section 4.1 hereof and with each Notice of Borrowing, a Compliance Certificate with respect to the financial reporting required of Borrowers in Section 4.1 hereof or a certification in each Notice of Borrowing as evidence of Borrowers’ compliance with the covenants in this Article and evidence that no Event of Default specified in this Article has occurred. The Compliance Certificate or Notice of Borrowing, as the case may be, shall include, without limitation, (a) a statement and report, on a form approved by Agent, detailing Borrowers’ calculations, and (b) if requested by Agent, back-up documentation (including, without limitation, invoices, receipts and other evidence of costs incurred during such month as Agent shall reasonably require) evidencing the propriety of the calculations.

ARTICLE 7 - CONDITIONS

Section 7.1 Conditions to Closing. The obligation of each Lender to make the initial Loans, of Agent to issue any Support Agreements on the Closing Date and of any LC Issuer to issue any Lender Letter of Credit on the Closing Date shall be subject to the receipt by Agent of each agreement, document and instrument set forth on the closing checklist prepared by Agent or its counsel, each in form and substance satisfactory to Agent, and such other closing deliverables reasonably requested by Agent and Lenders, and to the satisfaction of the following conditions precedent, each to the satisfaction of Agent and Lenders and their respective counsel in their sole discretion:

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(a) with respect to the Cases:

(i) the Confirmation Order (A) shall be in form and substance acceptable to Agent and Lenders solely with respect to the provisions related to the Exit Facility including, without limitation, the provisions with respect to use of the proceeds of Revolving Loan Borrowings and ABL Priority Collateral to pay Permitted Distributions , (B) shall have been entered by the Bankruptcy Court, which Confirmation Order shall be in full force and effect, shall not have been modified, reversed, stayed or vacated, and shall authorize Borrowers’ entry into and performance under this Agreement and the other Financing Documents and (C) shall contain no provisions that adversely affect Agent and Lenders in any material respect or may reasonably be expected to adversely affect the interests of Agent or Lenders in any material respect, which have not been approved by Agent and Lenders in writing;

(ii) no motion, action or proceeding shall be pending against Borrowers or any other Credit Party by any creditor or other party in interest in the Bankruptcy Court or any other court of competent jurisdiction which adversely affects or may reasonably be expected to adversely affect the interests of Agent or Lenders in any material respect which has not been approved by Agent and Lenders in writing;

(iii) the Plan (A) shall be in form and substance acceptable to Agent and Lender solely with respect to the provisions related to the Exit Facility use of the proceeds of Revolving Loan Borrowing and ABL Priority Collateral to pay Permitted Distributions, (B) shall contain the material terms set forth in the Restructuring Support and Forbearance Agreement dated January 24, 2017, and (C) shall be substantially consummated substantially concurrently with the occurrence of the Closing Date, and any Debt of the Borrowers that is outstanding immediately after consummation of the Plan shall not exceed the amount contemplated or otherwise permitted by the Plan;

(iv) all conditions precedent to the Plan Effective Date shall have been fulfilled or waived in writing; and

(v) neither the Plan nor the Confirmation Order shall have been waived, amended, supplemented or otherwise modified in any respect that is adverse to the rights and interests of Lenders unless consented to in writing by Lenders;

(b) all tax liabilities asserted against Borrower by the State of Texas in the amount of $5.0 million or greater, including the disputed sales tax liability with the State of Texas, shall have been resolved in a manner acceptable to Agent in its sole discretion on or prior to the Closing Date, provided that if the required supermajority of the holders of Borrower’s 12.125% secured notes due 2018 (described in the Plan) is satisfied with the resolution of such Texas tax liability, then this clause 7.1(b) shall be deemed to be satisfied;

(c) the payment of all fees, expenses and other amounts due and payable under each Financing Document;

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(d) since March 31, 2017, the absence of any material adverse change in any aspect of the business, operations, properties or financial condition of any Credit Party, or any event or condition which would reasonably be expected to result in such a material adverse change; and

(e) the receipt of the initial Borrowing Base Certificate, prepared as of the Closing Date.

(f) evidence that Borrowers have Revolving Loan Availability and cash reserves in an aggregate of at least $20,000,000.

(g) the receipt of the final executed copies of the Intercreditor Agreement, the Senior Note Security Documents, Senior Note Indenture, and the Senior Notes, all of which shall be satisfactory in form and substance to Agent.

Each Lender, by delivering its signature page to this Agreement, shall be deemed to have acknowledged receipt of, and consented to and approved, each Financing Document, each additional Operative Document and each other document, agreement and/or instrument required to be approved by Agent, Required Lenders or Lenders, as applicable, on the Closing Date.

Section 7.2 Conditions to Each Loan, Support Agreement and Lender Letter of Credit. The obligation of the Lenders to make a Loan (other than Revolving Loans made pursuant to Section 2.5(c)) or an advance in respect of any Loan, of Agent to issue any Support Agreement or of any LC Issuer to issue any Lender Letter of Credit (including on the Closing Date) is subject to the satisfaction of the following additional conditions:

(a) in the case of a Revolving Loan Borrowing, receipt by Agent of a Notice of Borrowing (or telephonic notice if permitted by this Agreement) and updated Borrowing Base Certificate and, in the case of any Support Agreement or Lender Letter of Credit, receipt by Agent of a Notice of LC Credit Event in accordance with Section 2.5(a);

(b) the fact that, immediately after such borrowing and after application of the proceeds thereof or after such issuance, the Revolving Loan Outstandings will not exceed the Revolving Loan Limit;

(c) the fact that, immediately before and after such advance, no Default or Event of Default shall have occurred and be continuing;

(d) the fact that the representations and warranties of each Credit Party contained in the Financing Documents shall be true, correct and complete in all material respects (except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty shall be true, correct and complete in all respects) on and as of the date of such borrowing or issuance, except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty shall be true and correct in all material respects (except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty shall be true, correct and complete in all respects) as of such earlier date; and

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(e) the fact that no adverse change in the financial condition, properties, business, or operations of Borrowers or any other Credit Party shall have occurred and be continuing with respect to Borrowers or any Credit Party since the date of this Agreement.

Each giving of a Notice of LC Credit Event hereunder, each giving of a Notice of Borrowing hereunder and each acceptance by any Borrower of the proceeds of any Loan made hereunder shall be deemed to be (y) a representation and warranty by each Borrower on the date of such notice or acceptance as to the facts specified in this Section, and (z) a restatement by each Borrower that each and every one of the representations made by it in any of the Financing Documents is true and correct in all material respects (except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty shall be true, correct and complete in all respects) as of such date (except to the extent that such representations and warranties expressly relate solely to an earlier date).

Section 7.3 Searches. Before the Closing Date, and thereafter (as and when determined by Agent in its discretion), Agent shall have the right to perform, all at Borrowers’ expense, the searches described in clauses (a), (b), and (c) below against Borrowers and any other Credit Party, the results of which are to be consistent with Borrowers’ representations and warranties under this Agreement and the satisfactory results of which shall be a condition precedent to all advances of Loan proceeds, all issuances of Lender Letters of Credit and all undertakings in respect of Support Agreements: (a) UCC searches with the Secretary of State of the jurisdiction in which the applicable Person is organized; (b) judgment, pending litigation, federal tax lien, and corporate and partnership tax lien searches, in each jurisdiction searched under clause (a) above; and (c) searches of applicable corporate, limited liability company, partnership and related records to confirm the continued existence, organization and good standing of the applicable Person and the exact legal name under which such Person is organized.

Section 7.4 Post-Closing Requirements. Borrowers shall complete each of the post-closing obligations and/or provide to Agent each of the documents, instruments, agreements and information listed on Schedule 7.4 attached hereto on or before the date set forth for each such item thereon, each of which shall be completed or provided in form and substance satisfactory to Agent.

ARTICLE 8 - [RESERVED]

ARTICLE 9 - SECURITY AGREEMENT

Section 9.1 Generally. As security for the payment and performance of the Obligations, and without limiting any other grant of a Lien and security interest in any Security Document, Borrowers hereby assign and grant to Agent, for the benefit of itself and Lenders, a continuing first priority Lien (subject to the terms of the Intercreditor Agreement) on and security interest in, upon, and to the personal property set forth on Schedule 9.1 attached hereto and made a part hereof.

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Section 9.2 Representations and Warranties and Covenants Relating to Collateral.

(a) Schedule 9.2 sets forth (i) each chief executive office and principal place of business of each Borrower and each of their respective Subsidiaries, and (ii) all of the addresses (including all warehouses) at which any of the Collateral is located and/or books and records of Borrowers regarding any of the Collateral are kept, which such Schedule 9.2 indicates in each case which Borrower(s) have Collateral and/or books and records located at such address, and, in the case of any such address not owned by one or more of the Borrowers(s), indicates the nature of such location (e.g., leased business location operated by Borrower(s), third party warehouse, consignment location, processor location, etc.) and the name and address of the third party owning and/or operating such location.

(b) Without limiting the generality of Section 3.2, except as indicated on Schedule 3.19 with respect to any rights of any Borrower as a licensee under any license of Intellectual Property owned by another Person, and except for the filing of financing statements under the UCC, no authorization, approval or other action by, and no notice to or filing with, any Governmental Authority or consent of any other Person is required for (i) the grant by each Borrower to Agent of the security interests and Liens in the Collateral provided for under this Agreement and the other Security Documents (if any), or (ii) the exercise by Agent of its rights and remedies with respect to the Collateral provided for under this Agreement and the other Security Documents or under any applicable Law, including the UCC and neither any such grant of Liens in favor of Agent or exercise of rights by Agent shall violate or cause a default under any agreement between any Borrower and any other Person relating to any such collateral, including any license to which a Borrower is a party, whether as licensor or licensee, with respect to any Intellectual Property, whether owned by such Borrower or any other Person.

(c) As of the Closing Date, no Borrower has any ownership interest in any Chattel Paper (as defined in Article 9 of the UCC), letter of credit rights, commercial tort claims, Instruments, documents or investment property (other than equity interests in any Subsidiaries of such Borrower disclosed on Schedule 3.4) and Borrowers shall give notice to Agent promptly (but in any event not later than the delivery by Borrowers of the next Compliance Certificate required pursuant to Section 4.1 above) upon the acquisition by any Borrower of any such Chattel Paper, letter of credit rights, commercial tort claims, Instruments, documents, investment property. Subject to the terms of the Intercreditor Agreement, no Person other than Agent or (if applicable) any Lender has “control” (as defined in Article 9 of the UCC) over any Deposit Account, investment property (including Securities Accounts and commodities account), letter of credit rights or electronic chattel paper in which any Borrower has any interest (except for such control arising by operation of law in favor of any bank or securities intermediary or commodities intermediary with whom any Deposit Account, Securities Account or commodities account of Borrowers is maintained).

(d) Borrowers shall not, and shall not permit any Credit Party to, take any of the following actions or make any of the following changes unless Borrowers have given at least thirty (30) days prior written notice to Agent of Borrowers’ intention to take any such action (which such written notice shall include an updated version of any Schedule impacted by such change) and have executed any and all documents, instruments and agreements and taken any other actions which Agent may request after receiving such written notice in order to protect and preserve the Liens, rights and remedies of Agent with respect to the Collateral: (i) change the legal name or organizational identification number of any Borrower as it appears in official

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filings in the jurisdiction of its organization, (ii) change the jurisdiction of incorporation or formation of any Borrower or Credit Party or allow any Borrower or Credit Party to designate any jurisdiction as an additional jurisdiction of incorporation for such Borrower or Credit Party, or change the type of entity that it is, or (iii) change its chief executive office, principal place of business, or the location of its records concerning the Collateral or move any Collateral to or place any Collateral on any location that is not then listed on the Schedules and/or establish any business location at any location that is not then listed on the Schedules.

(e) Borrowers shall not adjust, settle or compromise the amount or payment of any Account, or release wholly or partly any Account Debtor, or allow any credit or discount thereon (other than adjustments, settlements, compromises, credits and discounts in the Ordinary Course of Business, made while no Default exists and in amounts which are not material with respect to the Account and which, after giving effect thereto, do not cause the Borrowing Base to be less than the Revolving Loan Outstandings) without the prior written consent of Agent. Without limiting the generality of this Agreement or any other provisions of any of the Financing Documents relating to the rights of Agent after the occurrence and during the continuance of an Event of Default, Agent shall have the right at any time after the occurrence and during the continuance of an Event of Default to: (i) exercise the rights of Borrowers with respect to the obligation of any Account Debtor to make payment or otherwise render performance to Borrowers and with respect to any property that secures the obligations of any Account Debtor or any other Person obligated on the Collateral, and (ii) adjust, settle or compromise the amount or payment of such Accounts.

(f) Without limiting the generality of Sections 9.2(c) and 9.2(e):

(i) Subject to the terms and conditions of the Intercreditor Agreement, Borrowers shall deliver to Agent all tangible Chattel Paper and all Instruments and documents owned by any Borrower and constituting part of the Collateral duly endorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance satisfactory to Agent. Borrowers shall provide Agent with “control” (as defined in Article 9 of the UCC) of all electronic Chattel Paper owned by any Borrower and constituting part of the Collateral by having Agent identified as the assignee on the records pertaining to the single authoritative copy thereof and otherwise complying with the applicable elements of control set forth in the UCC. Borrowers also shall deliver to Agent all security agreements, if any, securing any such Chattel Paper and securing any such Instruments. Borrowers will mark conspicuously all such Chattel Paper and all such Instruments and documents with a legend, in form and substance satisfactory to Agent, indicating that such Chattel Paper and such instruments and documents are subject to the security interests and Liens in favor of Agent created pursuant to this Agreement and the Security Documents. Borrowers shall comply with all the provisions of Section 5.14 with respect to the Deposit Accounts and Securities Accounts of Borrowers.

(ii) Borrowers shall deliver to Agent all letters of credit on which any Borrower is the beneficiary and which give rise to letter of credit rights owned by such Borrower which constitute part of the Collateral in each case duly endorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance satisfactory to Agent. Borrowers shall take any and all actions as may be necessary or desirable, or that Agent may request, from time to time, to cause Agent to obtain exclusive “control” (as defined in Article 9 of the UCC) of any such letter of credit rights in a manner acceptable to Agent.

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(iii) Borrowers shall promptly advise Agent upon any Borrower becoming aware that it has any interests in any commercial tort claim in excess of $50,000 that constitutes part of the Collateral, which such notice shall include descriptions of the events and circumstances giving rise to such commercial tort claim and the dates such events and circumstances occurred, the potential defendants with respect such commercial tort claim and any court proceedings that have been instituted with respect to such commercial tort claims, and Borrowers shall, with respect to any such commercial tort claim, execute and deliver to Agent such documents as Agent shall request to perfect, preserve or protect the Liens, rights and remedies of Agent with respect to any such commercial tort claim.

(iv) Except for Accounts and Inventory in an aggregate amount of $50,000, no Accounts or Inventory or other Collateral shall at any time be in the possession or control of any warehouse, consignee, bailee or any of Borrowers’ agents or processors without prior written notice to Agent and the receipt by Agent, if Agent has so requested, of warehouse receipts, consignment agreements or bailee lien waivers (as applicable) satisfactory to Agent prior to the commencement of such possession or control. Borrower has notified Agent that Inventory is currently located at the locations set forth on Schedule 9.2. Borrowers shall, upon the request of Agent, notify any such warehouse, consignee, bailee, agent or processor of the security interests and Liens in favor of Agent created pursuant to this Agreement and the Security Documents, instruct such Person to hold all such Collateral for Agent’s account subject to Agent’s instructions and shall obtain an acknowledgement from such Person that such Person holds the Collateral for Agent’s benefit.

(v) Borrowers shall cause all equipment and other tangible Personal Property other than Inventory to be maintained and preserved in the same condition, repair and in working order as when new, ordinary wear and tear excepted, and shall promptly make or cause to be made all repairs, replacements and other improvements in connection therewith that are necessary or desirable to such end. Upon request of Agent and subject to the terms of the Intercreditor Agreement, Borrowers shall promptly deliver to Agent any and all certificates of title, applications for title or similar evidence of ownership of all such tangible Personal Property with a fair market value in excess of $50,000 and shall cause Agent to be named as lienholder on any such certificate of title or other evidence of ownership. Borrowers shall not permit any such tangible Personal Property to become fixtures to real estate unless such real estate is subject to a Lien in favor of Agent.

(vi) Each Borrower hereby authorizes Agent to file without the signature of such Borrower one or more UCC financing statements relating to liens on personal property relating to all or any part of the Collateral, which financing statements may list Agent as the “secured party” and such Borrower as the “debtor” and which describe and indicate the collateral covered thereby as all or any part of the Collateral

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under the Financing Documents (including an indication of the collateral covered by any such financing statement as “all assets” of such Borrower now owned or hereafter acquired), in such jurisdictions as Agent from time to time determines are appropriate, and to file without the signature of such Borrower any continuations of or corrective amendments to any such financing statements, in any such case in order for Agent to perfect, preserve or protect the Liens, rights and remedies of Agent with respect to the Collateral. Each Borrower also ratifies its authorization for Agent to have filed in any jurisdiction any initial financing statements or amendments thereto if filed prior to the date hereof.

(vii) As of the Closing Date, no Borrower holds, and after the Closing Date Borrowers shall promptly notify Agent in writing upon creation or acquisition by any Borrower of, any Collateral which constitutes a claim against any Governmental Authority, including, without limitation, the federal government of the United States or any instrumentality or agency thereof, the assignment of which claim is restricted by any applicable Law, including, without limitation, the federal Assignment of Claims Act and any other comparable Law. Upon the request of Agent, Borrowers shall take such steps as may be necessary or desirable, or that Agent may request, to comply with any such applicable Law.

(viii) Borrowers shall furnish to Agent from time to time any statements and schedules further identifying or describing the Collateral and any other information, reports or evidence concerning the Collateral as Agent may reasonably request from time to time.

ARTICLE 10 - EVENTS OF DEFAULT

Section 10.1 Events of Default. For purposes of the Financing Documents, the occurrence of any of the following conditions and/or events, whether voluntary or involuntary, by operation of law or otherwise, shall constitute an “Event of Default”:

(a) (i) any Borrower shall fail to pay when due any principal, interest, premium or fee under any Financing Document or any other amount payable under any Financing Document, (ii) there shall occur any default in the performance of or compliance with any of the following sections of this Agreement: Section 2.11, Section 4.2(b), Section 4.4(c), Section 4.6 and Article 5, or (iii) there shall occur any default in the performance of or compliance with Section 4.1 of this Agreement and Borrower Representative has received written notice from Agent or Required Lenders of such default;

(b) any Credit Party defaults in the performance of or compliance with any term contained in this Agreement or in any other Financing Document (other than occurrences described in other provisions of this Section 10.1 for which a different grace or cure period is specified or for which no grace or cure period is specified and thereby constitute immediate Events of Default) and such default is not remedied by the Credit Party or waived by Agent within twenty (20) days after the earlier of (i) receipt by Borrower Representative of notice from Agent or Required Lenders of such default, or (ii) actual knowledge of any Borrower or any other Credit Party of such default;

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(c) any representation, warranty, certification or statement made by any Credit Party or any other Person in any Financing Document or in any certificate, financial statement or other document delivered pursuant to any Financing Document is incorrect in any respect (or in any material respect if such representation, warranty, certification or statement is not by its terms already qualified as to materiality) when made (or deemed made);

(d) (i) failure of any Credit Party to pay when due or within any applicable grace period any principal, interest or other amount on Debt (other than the Loans) or in respect of any Swap Contract, or the occurrence of any breach, default, condition or event with respect to any Debt (other than the Loans) or in respect of any Swap Contract, if the effect of such failure or occurrence is to cause or to permit the holder or holders of any such Debt, or the counterparty under any such Swap Contract, to cause, Debt or other liabilities having an individual principal amount in excess of $750,000 (or any amount, solely with respect to Swap Contracts) or having an aggregate principal amount in excess of $750,000 (or any amount, solely with respect to Swap Contracts) to become or be declared due prior to its stated maturity, or (ii) the occurrence of any breach or default under any terms or provisions of any Subordinated Debt Document or under any agreement subordinating the Subordinated Debt to all or any portion of the Obligations or the occurrence of any event requiring the prepayment of any Subordinated Debt;

(e) any Credit Party or any Subsidiary of a Borrower shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action to authorize any of the foregoing;

(f) an involuntary case or other proceeding shall be commenced against any Credit Party or any Subsidiary of a Borrower seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty (60) days; or an order for relief shall be entered against any Credit Party or any Subsidiary of a Borrower under applicable federal bankruptcy, insolvency or other similar law in respect of (i) bankruptcy, liquidation, winding-up, dissolution or suspension of general operations, (ii) composition, rescheduling, reorganization, arrangement or readjustment of, or other relief from, or stay of proceedings to enforce, some or all of the debts or obligations, or (iii) possession, foreclosure, seizure or retention, sale or other disposition of, or other proceedings to enforce security over, all or any substantial part of the assets of such Credit Party or Subsidiary;

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(g) (i) institution of any steps by any Person to terminate a Pension Plan if as a result of such termination any Credit Party or any member of the Controlled Group could be required to make a contribution to such Pension Plan, or could incur a liability or obligation to such Pension Plan, in excess of $250,000, (ii) a contribution failure occurs with respect to any Pension Plan sufficient to give rise to a Lien under Section 302(f) of ERISA, or (iii) there shall occur any withdrawal or partial withdrawal from a Multiemployer Plan and the withdrawal liability (without unaccrued interest) to Multiemployer Plans as a result of such withdrawal (including any outstanding withdrawal liability that any Credit Party or any member of the Controlled Group have incurred on the date of such withdrawal) exceeds $250,000;

(h) one or more judgments or orders for the payment of money (not paid or fully covered by insurance maintained in accordance with the requirements of this Agreement and as to which the relevant insurance company has acknowledged coverage) aggregating in excess of $750,000 shall be rendered against any or all Credit Parties and either (i) enforcement proceedings shall have been commenced by any creditor upon any such judgments or orders, or (ii) there shall be any period of thirty (30) consecutive days during which a stay of enforcement of any such judgments or orders, by reason of a pending appeal, bond or otherwise, shall not be in effect;

(i) any Lien created by any of the Security Documents shall at any time fail to constitute a valid and perfected Lien on all of the Collateral purported to be encumbered thereby, subject to no prior or equal Lien except Permitted Liens, or any Credit Party shall so assert;

(j) the institution by any Governmental Authority of criminal proceedings against any Credit Party;

(k) an event of default occurs under any Guarantee of any portion of the Obligations;

(l) any Borrower makes any payment on account of any Debt that has been subordinated to any of the Obligations, other than payments specifically permitted by the terms of such subordination;

(m) if any Borrower is or becomes an entity whose equity is registered with the SEC, and/or is publicly traded on and/or registered with a public securities exchange, such Borrower’s equity fails to remain registered with the SEC in good standing, and/or such equity fails to remain publicly traded on and registered with a public securities exchange;

(n) the occurrence of any fact, event or circumstance that could reasonably be expected to result in a Material Adverse Effect, if such default shall have continued unremedied for a period of ten (10) Business Days after written notice from Agent;

(o) there shall occur any “Event of Default” (as such term is used in the Senior Note Documents) under the Senior Note Documents beyond any applicable cure or grace period provided for under the Senior Note Documents; provided however, that no cure or grace period shall be given effect for more than 30 days;

(p) [reserved];

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(q) any of the Financing Documents shall cease to be legal, valid and binding agreements enforceable against the party executing the same or such party’s successors and assigns (as permitted under the Financing Documents) in accordance with the respective terms thereof or shall in any way be terminated (except in accordance with its terms) or become or be declared ineffective or inoperative or shall in any way be challenged or contested or cease to give or provide the respective Liens, security interests, rights, titles, interests, remedies, powers or privileges intended to be created thereby;

(r) (i) the termination or non-renewal of any Specified Material Contract which is not renewed or replaced within thirty (30) days from the occurrence of such non-renewal or termination; (ii) any material default by any party to any Specified Material Contract subject to the expiration of any applicable cure period, including as set forth in clause (i); or (iii) a material default in the obligations of Borrower under any other material agreement to which it is a party shall occur the loss of which would reasonably be expected cause a Material Adverse Effect which default is not cured within any applicable grace period;

(s) [reserved];

(t) any material portion of the Collateral shall be seized or taken by a Governmental Authority;

(u) the operations of any Borrower’s or any Guarantor’s manufacturing facility are interrupted at any time for more than fifteen (15) days during any period of thirty (30) consecutive days, unless such Borrower or such Guarantor shall (i) be entitled to receive for such period of interruption, proceeds of business interruption insurance sufficient to assure that its per diem cash needs during such period is at least equal to its average per diem cash needs for the consecutive three month period immediately preceding the initial date of interruption and (ii) receive such proceeds in the amount described in clause (i) preceding not later than thirty (30) days following the initial date of any such interruption; provided, however, that notwithstanding the provisions of clauses (i) and (ii) of this subclause (u), an Event of Default shall be deemed to have occurred if any Credit Party shall be receiving the proceeds of business interruption insurance for a period of thirty (30) consecutive days;

(v) there shall occur a material adverse change in the financial condition or business prospects of any Borrower, or if Agent in good faith deems the Lenders insecure as a result of acts or events bearing upon the financial condition of any Borrower or the repayment of the Notes, which default shall have continued unremedied for a period of ten (10) days after written notice from Agent.

Notwithstanding the foregoing, if a Credit Party fails to comply with any same provision of this Agreement two (2) times in any twelve (12) month period and Agent has given to Borrower Representative in connection with each such failure any notice to which Borrowers would be entitled under this Section before such failure could become an Event of Default, then all subsequent failures by a Credit Party to comply with such provision of this Agreement shall effect an immediate Event of Default (without the expiration of any applicable cure period) with respect to all subsequent failures by a Credit Party to comply with such provision of this Agreement, and Agent thereupon may exercise any remedy set forth in this Article 10 without affording Borrowers any opportunity to cure such Event of Default.

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All cure periods provided for in this Section 10.1 shall run concurrently with any cure period provided for in any applicable Financing Documents under which the default occurred.

Section 10.2 Acceleration and Suspension or Termination of Revolving Loan Commitment. Upon the occurrence and during the continuance of an Event of Default, Agent may, and shall if requested by Required Lenders, (a) by notice to Borrower Representative suspend or terminate the Revolving Loan Commitment and the obligations of Agent and the Lenders with respect thereto, in whole or in part (and, if in part, each Lender’s Revolving Loan Commitment shall be reduced in accordance with its Pro Rata Share), and/or (b) by notice to Borrower Representative declare all or any portion of the Obligations to be, and the Obligations shall thereupon become, immediately due and payable, with accrued interest thereon, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Borrower and Borrowers will pay the same; provided, however, that in the case of any of the Events of Default specified in Section 10.1(e) or 10.1(f) above, without any notice to any Borrower or any other act by Agent or the Lenders, the Revolving Loan Commitment and the obligations of Agent and the Lenders with respect thereto shall thereupon immediately and automatically terminate and all of the Obligations shall become immediately and automatically due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Borrower and Borrowers will pay the same.

Section 10.3 UCC Remedies.

(a) Upon the occurrence of and during the continuance of an Event of Default under this Agreement or the other Financing Documents, Agent, in addition to all other rights, options, and remedies granted to Agent under this Agreement or at law or in equity, may exercise, either directly or through one or more assignees or designees, all rights and remedies granted to it under all Financing Documents and under the UCC in effect in the applicable jurisdiction(s) and under any other applicable law; including, without limitation:

(i) the right to take possession of, send notices regarding, and collect directly the Collateral, with or without judicial process;

(ii) the right to (by its own means or with judicial assistance) enter any of Borrowers’ premises and take possession of the Collateral, or render it unusable, or to render it usable or saleable, or dispose of the Collateral on such premises in compliance with subsection (iii) below and to take possession of Borrowers’ original books and records, to obtain access to Borrowers’ data processing equipment, computer hardware and software relating to the Collateral and to use all of the foregoing and the information contained therein in any manner Agent deems appropriate, without any liability for rent, storage, utilities, or other sums, and Borrowers shall not resist or interfere with such action (if Borrowers’ books and records are prepared or maintained by an accounting service, contractor or other third party agent, Borrowers hereby irrevocably authorize such service, contractor or other agent, upon notice by Agent to such Person that an Event of Default has occurred and is continuing, to deliver to Agent or its designees such books and records, and to follow Agent’s instructions with respect to further services to be rendered);

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(iii) the right to require Borrowers at Borrowers’ expense to assemble all or any part of the Collateral and make it available to Agent at any place designated by Lender;

(iv) the right to notify postal authorities to change the address for delivery of Borrowers’ mail to an address designated by Agent and to receive, open and dispose of all mail addressed to any Borrower; and/or

(v) the right to enforce Borrowers’ rights against Account Debtors and other obligors, including, without limitation, (i) the right to collect Accounts directly in Agent’s own name (as agent for Lenders) and to charge the collection costs and expenses, including attorneys’ fees, to Borrowers, and (ii) the right, in the name of Agent or any designee of Agent or Borrowers, to verify the validity, amount or any other matter relating to any Accounts by mail, telephone, telegraph or otherwise, including, without limitation, verification of Borrowers’ compliance with applicable Laws. Borrowers shall cooperate fully with Agent in an effort to facilitate and promptly conclude such verification process. Such verification may include contacts between Agent and applicable federal, state and local regulatory authorities having jurisdiction over the Borrowers’ affairs, all of which contacts Borrowers hereby irrevocably authorize.

(b) Each Borrower agrees that a notice received by it at least ten (10) days before the time of any intended public sale, or the time after which any private sale or other disposition of the Collateral is to be made, shall be deemed to be reasonable notice of such sale or other disposition. If permitted by applicable law, any perishable Collateral which threatens to speedily decline in value or which is sold on a recognized market may be sold immediately by Agent without prior notice to Borrowers. At any sale or disposition of Collateral, Agent may (to the extent permitted by applicable law) purchase all or any part of the Collateral, free from any right of redemption by Borrowers, which right is hereby waived and released. Each Borrower covenants and agrees not to interfere with or impose any obstacle to Agent’s exercise of its rights and remedies with respect to the Collateral. Agent shall have no obligation to clean-up or otherwise prepare the Collateral for sale. Agent may comply with any applicable state or federal law requirements in connection with a disposition of the Collateral and compliance will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral. Agent may sell the Collateral without giving any warranties as to the Collateral. Agent may specifically disclaim any warranties of title or the like. This procedure will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral. If Agent sells any of the Collateral upon credit, Borrowers will be credited only with payments actually made by the purchaser, received by Agent and applied to the indebtedness of the purchaser. In the event the purchaser fails to pay for the Collateral, Agent may resell the Collateral and Borrowers shall be credited with the proceeds of the sale. Borrowers shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all Obligations.

(c) Upon the occurrence and during the continuance of an Event of Default, without restricting the generality of the foregoing and for the purposes aforesaid, each Borrower hereby appoints and constitutes Agent its lawful attorney-in-fact with full power of substitution in the Collateral, to (i) use unadvanced funds remaining under this Agreement or which may be reserved, escrowed or set aside for any purposes hereunder at any time, or to advance funds in

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excess of the face amount of the Notes, (ii) pay, settle or compromise all existing bills and claims, which may be Liens or security interests, or to avoid such bills and claims becoming Liens against the Collateral, (iii) execute all applications and certificates in the name of such Borrower and to prosecute and defend all actions or proceedings in connection with the Collateral, and (iv) do any and every act which such Borrower might do in its own behalf; it being understood and agreed that this power of attorney in this subsection (c) shall be a power coupled with an interest and cannot be revoked.

(d) Upon the occurrence of and during the continuance of an Event of Default, Agent and each Lender is hereby granted a non-exclusive, royalty-free license or other right to use, without charge, Borrowers’ labels, mask works, rights of use of any name, any other Intellectual Property and advertising matter, and any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Agent’s exercise of its rights under this Article, Borrowers’ rights under all licenses (whether as licensor or licensee) and all franchise agreements inure to Agent’s and each Lender’s benefit.

Section 10.4 Cash Collateral. If (a) any Event of Default specified in Section 10.1(e) or 10.1(f) shall occur, (b) the Obligations shall have otherwise been accelerated pursuant to Section 10.2, or (c) the Revolving Loan Commitment and the obligations of Agent and the Lenders with respect thereto shall have been terminated pursuant to Section 10.2, then without any request or the taking of any other action by Agent or the Lenders, Borrowers shall immediately comply with the provisions of Section 2.5(e) with respect to the deposit of cash collateral to secure the existing Letter of Credit Liability and future payment of related fees.

Section 10.5 Default Rate of Interest. At the election of Agent or Required Lenders, after the occurrence of an Event of Default and for so long as it continues, (a) the Loans and other Obligations shall bear interest at rates that are three percent (3.0%) per annum in excess of the rates otherwise payable under this Agreement, and (b) the fee described in Section 2.5(b) shall increase by a rate that is three percent (3.0%) in excess of the rate otherwise payable under such Section; provided, however, that in the case of any Event of Default specified in Section 10.1(e) or 10.1(f) above, such default rates shall apply immediately and automatically without the need for any election or action of any kind on the part of Agent or any Lender.

Section 10.6 Setoff Rights. During the continuance of any Event of Default, each Lender is hereby authorized by each Borrower at any time or from time to time, with reasonably prompt subsequent notice to such Borrower (any prior or contemporaneous notice being hereby expressly waived) to set off and to appropriate and to apply any and all (a) balances held by such Lender or any of such Lender’s Affiliates at any of its offices for the account of such Borrower or any of its Subsidiaries (regardless of whether such balances are then due to such Borrower or its Subsidiaries), and (b) other property at any time held or owing by such Lender to or for the credit or for the account of such Borrower or any of its Subsidiaries, against and on account of any of the Obligations; except that no Lender shall exercise any such right without the prior written consent of Agent. Any Lender exercising a right to set off shall purchase for cash (and the other Lenders shall sell) interests in each of such other Lender’s Pro Rata Share of the Obligations as would be necessary to cause all Lenders to share the amount so set off with each other Lender in accordance with their respective Pro Rata Share of the Obligations. Each Borrower agrees, to the fullest extent permitted by law, that any Lender and any of such Lender’s Affiliates may exercise its right to set off with respect to the Obligations as provided in this Section 10.6.

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Section 10.7 Application of Proceeds.

(a) Notwithstanding anything to the contrary contained in this Agreement, upon the occurrence and during the continuance of an Event of Default, each Borrower irrevocably waives the right to direct the application of any and all payments at any time or times thereafter received by Agent from or on behalf of such Borrower or any Guarantor of all or any part of the Obligations, and, as between Borrowers on the one hand and Agent and Lenders on the other, Agent shall have the continuing and exclusive right to apply and to reapply any and all payments received against the Obligations in such manner as Agent may deem advisable notwithstanding any previous application by Agent.

(b) Following the occurrence and continuance of an Event of Default, but absent the occurrence and continuance of an Acceleration Event, Agent shall apply any and all payments received by Agent in respect of the Obligations, and any and all proceeds of Collateral received by Agent, in such order as Agent may from time to time elect.

(c) Notwithstanding anything to the contrary contained in this Agreement, if an Acceleration Event shall have occurred, and so long as it continues, Agent shall apply any and all payments received by Agent in respect of the Obligations, and any and all proceeds of Collateral received by Agent, in the following order: first, to all fees, costs, indemnities, liabilities, obligations and expenses incurred by or owing to Agent with respect to this Agreement, the other Financing Documents or the Collateral; second, to all fees, costs, indemnities, liabilities, obligations and expenses incurred by or owing to any Lender with respect to this Agreement, the other Financing Documents or the Collateral; third, to accrued and unpaid interest on the Obligations (including any interest which, but for the provisions of the Bankruptcy Code, would have accrued on such amounts); fourth, to the principal amount of the Obligations outstanding and to provide cash collateral to secure any and all Letter of Credit Liability and future payment of related fees, as provided for in Section 2.5(e); fifth to any other indebtedness or obligations of Borrowers owing to Agent or any Lender under the Financing Documents; and sixth, to the Obligations owing to any Eligible Swap Counterparty in respect of any Swap Contract. Any balance remaining shall be delivered to Borrowers or to whomever may be lawfully entitled to receive such balance or as a court of competent jurisdiction may direct. In carrying out the foregoing, (y) amounts received shall be applied in the numerical order provided until exhausted prior to the application to the next succeeding category, and (z) each of the Persons entitled to receive a payment in any particular category shall receive an amount equal to its Pro Rata Share of amounts available to be applied pursuant thereto for such category.

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Section 10.8 Waivers.

(a) Except as otherwise provided for in this Agreement and to the fullest extent permitted by applicable law, each Borrower waives: (i) presentment, demand and protest, and notice of presentment, dishonor, intent to accelerate, acceleration, protest, default, nonpayment, maturity, release, compromise, settlement, extension or renewal of any or all Financing Documents, the Notes or any other notes, commercial paper, accounts, contracts, documents, Instruments, Chattel Paper and Guarantees at any time held by Lenders on which any Borrower may in any way be liable, and hereby ratifies and confirms whatever Lenders may do in this regard; (ii) all rights to notice and a hearing prior to Agent’s or any Lender’s taking possession or control of, or to Agent’s or any Lender’s replevy, attachment or levy upon, any Collateral or any bond or security which might be required by any court prior to allowing Agent or any Lender to exercise any of its remedies; and (iii) the benefit of all valuation, appraisal and exemption Laws. Each Borrower acknowledges that it has been advised by counsel of its choices and decisions with respect to this Agreement, the other Financing Documents and the transactions evidenced hereby and thereby.

(b) Each Borrower for itself and all its successors and assigns, (i) agrees that its liability shall not be in any manner affected by any indulgence, extension of time, renewal, waiver, or modification granted or consented to by Lender; (ii) consents to any indulgences and all extensions of time, renewals, waivers, or modifications that may be granted by Agent or any Lender with respect to the payment or other provisions of the Financing Documents, and to any substitution, exchange or release of the Collateral, or any part thereof, with or without substitution, and agrees to the addition or release of any Borrower, endorsers, guarantors, or sureties, or whether primarily or secondarily liable, without notice to any other Borrower and without affecting its liability hereunder; (iii) agrees that its liability shall be unconditional and without regard to the liability of any other Borrower, Agent or any Lender for any tax on the indebtedness; and (iv) to the fullest extent permitted by law, expressly waives the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing.

(c) To the extent that Agent or any Lender may have acquiesced in any noncompliance with any requirements or conditions precedent to the closing of the Loans or to any subsequent disbursement of Loan proceeds, such acquiescence shall not be deemed to constitute a waiver by Agent or any Lender of such requirements with respect to any future disbursements of Loan proceeds and Agent may at any time after such acquiescence require Borrowers to comply with all such requirements. Any forbearance by Agent or Lender in exercising any right or remedy under any of the Financing Documents, or otherwise afforded by applicable law, including any failure to accelerate the maturity date of the Loans, shall not be a waiver of or preclude the exercise of any right or remedy nor shall it serve as a novation of the Notes or as a reinstatement of the Loans or a waiver of such right of acceleration or the right to insist upon strict compliance of the terms of the Financing Documents. Agent’s or any Lender’s acceptance of payment of any sum secured by any of the Financing Documents after the due date of such payment shall not be a waiver of Agent’s and such Lender’s right to either require prompt payment when due of all other sums so secured or to declare a default for failure to make prompt payment. The procurement of insurance or the payment of taxes or other Liens or charges by Agent as the result of an Event of Default shall not be a waiver of Agent’s right to accelerate the maturity of the Loans, nor shall Agent’s receipt of any condemnation awards, insurance proceeds, or damages under this Agreement operate to cure or waive any Credit Party’s default in payment of sums secured by any of the Financing Documents.

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(d) Without limiting the generality of anything contained in this Agreement or the other Financing Documents, each Borrower agrees that if an Event of Default is continuing (i) Agent and Lenders shall not be subject to any “one action” or “election of remedies” law or rule, and (ii) all Liens and other rights, remedies or privileges provided to Agent or Lenders shall remain in full force and effect until Agent or Lenders have exhausted all remedies against the Collateral and any other properties owned by Borrowers and the Financing Documents and other security instruments or agreements securing the Loans have been foreclosed, sold and/or otherwise realized upon in satisfaction of Borrowers’ obligations under the Financing Documents.

(e) Nothing contained herein or in any other Financing Document shall be construed as requiring Agent or any Lender to resort to any part of the Collateral for the satisfaction of any of Borrowers’ obligations under the Financing Documents in preference or priority to any other Collateral, and Agent may seek satisfaction out of all of the Collateral or any part thereof, in its absolute discretion in respect of Borrowers’ obligations under the Financing Documents. In addition, Agent shall have the right from time to time to partially foreclose upon any Collateral in any manner and for any amounts secured by the Financing Documents then due and payable as determined by Agent in its sole discretion, including, without limitation, the following circumstances: (i) in the event any Borrower defaults beyond any applicable grace period in the payment of one or more scheduled payments of principal and/or interest, Agent may foreclose upon all or any part of the Collateral to recover such delinquent payments, or (ii) in the event Agent elects to accelerate less than the entire outstanding principal balance of the Loans, Agent may foreclose all or any part of the Collateral to recover so much of the principal balance of the Loans as Lender may accelerate and such other sums secured by one or more of the Financing Documents as Agent may elect. Notwithstanding one or more partial foreclosures, any unforeclosed Collateral shall remain subject to the Financing Documents to secure payment of sums secured by the Financing Documents and not previously recovered.

(f) To the fullest extent permitted by law, each Borrower, for itself and its successors and assigns, waives in the event of foreclosure of any or all of the Collateral any equitable right otherwise available to any Credit Party which would require the separate sale of any of the Collateral or require Agent or Lenders to exhaust their remedies against any part of the Collateral before proceeding against any other part of the Collateral; and further in the event of such foreclosure each Borrower does hereby expressly consent to and authorize, at the option of Agent, the foreclosure and sale either separately or together of each part of the Collateral.

Section 10.9 Injunctive Relief. The parties acknowledge and agree that, in the event of a breach or threatened breach of any Credit Party’s obligations under any Financing Documents, Agent and Lenders may have no adequate remedy in money damages and, accordingly, shall be entitled to an injunction (including, without limitation, a temporary restraining order, preliminary injunction, writ of attachment, or order compelling an audit) against such breach or threatened breach, including, without limitation, maintaining any cash management and collection procedure described herein. However, no specification in this Agreement of a specific legal or equitable remedy shall be construed as a waiver or prohibition against any other legal or equitable remedies in the event of a breach or threatened breach of any provision of this Agreement. Each Credit Party waives, to the fullest extent permitted by law, the requirement of the posting of any bond in connection with such injunctive relief. By joining in the Financing Documents as a Credit Party, each Credit Party specifically joins in this Section as if this Section were a part of each Financing Document executed by such Credit Party.

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Section 10.10 Marshalling; Payments Set Aside. Neither Agent nor any Lender shall be under any obligation to marshal any assets in payment of any or all of the Obligations. To the extent that Borrower makes any payment or Agent enforces its Liens or Agent or any Lender exercises its right of set-off, and such payment or the proceeds of such enforcement or set-off is subsequently invalidated, declared to be fraudulent or preferential, set aside, or required to be repaid by anyone, then to the extent of such recovery, the Obligations or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor, shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or set-off had not occurred.

ARTICLE 11 - AGENT

Section 11.1 Appointment and Authorization. Each Lender hereby irrevocably appoints and authorizes Agent to enter into each of the Financing Documents to which it is a party (other than this Agreement) on its behalf and to take such actions as Agent on its behalf and to exercise such powers under the Financing Documents as are delegated to Agent by the terms thereof, together with all such powers as are reasonably incidental thereto. Subject to the terms of Section 11.16 and to the terms of the other Financing Documents, Agent is authorized and empowered to amend, modify, or waive any provisions of this Agreement or the other Financing Documents on behalf of Lenders. The provisions of this Article 11 are solely for the benefit of Agent and Lenders and neither any Borrower nor any other Credit Party shall have any rights as a third party beneficiary of any of the provisions hereof. In performing its functions and duties under this Agreement, Agent shall act solely as agent of Lenders and does not assume and shall not be deemed to have assumed any obligation toward or relationship of agency or trust with or for any Borrower or any other Credit Party. Agent may perform any of its duties hereunder, or under the Financing Documents, by or through its agents, servicers, trustees, investment managers or employees.

Section 11.2 Agent and Affiliates. Agent shall have the same rights and powers under the Financing Documents as any other Lender and may exercise or refrain from exercising the same as though it were not Agent, and Agent and its Affiliates may lend money to, invest in and generally engage in any kind of business with each Credit Party or Affiliate of any Credit Party as if it were not Agent hereunder.

Section 11.3 Action by Agent. The duties of Agent shall be mechanical and administrative in nature. Agent shall not have by reason of this Agreement a fiduciary relationship in respect of any Lender. Nothing in this Agreement or any of the Financing Documents is intended to or shall be construed to impose upon Agent any obligations in respect of this Agreement or any of the Financing Documents except as expressly set forth herein or therein.

Section 11.4 Consultation with Experts. Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

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Section 11.5 Liability of Agent. Neither Agent nor any of its directors, officers, agents, trustees, investment managers, servicers or employees shall be liable to any Lender for any action taken or not taken by it in connection with the Financing Documents, except that Agent shall be liable with respect to its specific duties set forth hereunder but only to the extent of its own gross negligence or willful misconduct in the discharge thereof as determined by a final non-appealable judgment of a court of competent jurisdiction. Neither Agent nor any of its directors, officers, agents, trustees, investment managers, servicers or employees shall be responsible for or have any duty to ascertain, inquire into or verify (a) any statement, warranty or representation made in connection with any Financing Document or any borrowing hereunder; (b) the performance or observance of any of the covenants or agreements specified in any Financing Document; (c) the satisfaction of any condition specified in any Financing Document; (d) the validity, effectiveness, sufficiency or genuineness of any Financing Document, any Lien purported to be created or perfected thereby or any other instrument or writing furnished in connection therewith; (e) the existence or non-existence of any Default or Event of Default; or (f) the financial condition of any Credit Party. Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a bank wire, facsimile or electronic transmission or similar writing) believed by it to be genuine or to be signed by the proper party or parties. Agent shall not be liable for any apportionment or distribution of payments made by it in good faith and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Lender to whom payment was due but not made, shall be to recover from other Lenders any payment in excess of the amount to which they are determined to be entitled (and such other Lenders hereby agree to return to such Lender any such erroneous payments received by them).

Section 11.6 Indemnification. Each Lender shall, in accordance with its Pro Rata Share, indemnify Agent (to the extent not reimbursed by Borrowers) upon demand against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from Agent’s gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction) that Agent may suffer or incur in connection with the Financing Documents or any action taken or omitted by Agent hereunder or thereunder. If any indemnity furnished to Agent for any purpose shall, in the opinion of Agent, be insufficient or become impaired, Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against even if so directed by Required Lenders until such additional indemnity is furnished.

Section 11.7 Right to Request and Act on Instructions. Agent may at any time request instructions from Lenders with respect to any actions or approvals which by the terms of this Agreement or of any of the Financing Documents Agent is permitted or desires to take or to grant, and if such instructions are promptly requested, Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any Person for refraining from any action or withholding any approval under any of the Financing Documents until it shall have received such instructions from Required Lenders or all or such other portion of the Lenders as shall be prescribed by this Agreement. Without limiting the foregoing, no Lender shall have any right of action whatsoever against Agent as a

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result of Agent acting or refraining from acting under this Agreement or any of the other Financing Documents in accordance with the instructions of Required Lenders (or all or such other portion of the Lenders as shall be prescribed by this Agreement) and, notwithstanding the instructions of Required Lenders (or such other applicable portion of the Lenders), Agent shall have no obligation to take any action if it believes, in good faith, that such action would violate applicable Law or exposes Agent to any liability for which it has not received satisfactory indemnification in accordance with the provisions of Section 11.6.

Section 11.8 Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under the Financing Documents.

Section 11.9 Collateral Matters. Lenders irrevocably authorize Agent, at its option and in its discretion, to (a) release any Lien granted to or held by Agent under any Security Document (i) upon termination of the Loan Commitment and payment in full of all Obligations (other than contingent indemnification obligations for which no claim has been asserted or the known existence of a claim is reasonably likely to be asserted), and, to the extent required by Agent in its sole discretion, the expiration, termination or cash collateralization (to the satisfaction of Agent) of all Swap Contracts secured, in whole or in part, by any Collateral; or (ii) constituting property sold or disposed of as part of or in connection with any disposition permitted under any Financing Document (it being understood and agreed that Agent may conclusively rely without further inquiry on a certificate of a Responsible Officer as to the sale or other disposition of property being made in full compliance with the provisions of the Financing Documents); and (b) subordinate any Lien granted to or held by Agent under any Security Document to a Permitted Lien that is allowed to have priority over the Liens granted to or held by Agent pursuant to the definition of “Permitted Liens”. Upon request by Agent at any time, Lenders will confirm Agent’s authority to release and/or subordinate particular types or items of Collateral pursuant to this Section 11.9.

Section 11.10 Agency for Perfection. Agent and each Lender hereby appoint each other Lender as agent for the purpose of perfecting Agent’s security interest in assets which, in accordance with the Uniform Commercial Code in any applicable jurisdiction, can be perfected by possession or control. Should any Lender (other than Agent) obtain possession or control of any such assets, such Lender shall notify Agent thereof, and, promptly upon Agent’s request therefor, shall deliver such assets to Agent or in accordance with Agent’s instructions or transfer control to Agent in accordance with Agent’s instructions. Each Lender agrees that it will not have any right individually to enforce or seek to enforce any Security Document or to realize upon any Collateral for the Loan unless instructed to do so by Agent (or consented to by Agent), it being understood and agreed that such rights and remedies may be exercised only by Agent.

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Section 11.11 Notice of Default. Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default except with respect to defaults in the payment of principal, interest and fees required to be paid to Agent for the account of Lenders, unless Agent shall have received written notice from a Lender or a Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. Agent will notify each Lender of its receipt of any such notice. Agent shall take such action with respect to such Default or Event of Default as may be requested by Required Lenders (or all or such other portion of the Lenders as shall be prescribed by this Agreement) in accordance with the terms hereof. Unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interests of Lenders.

Section 11.12 Assignment by Agent; Resignation of Agent; Successor Agent.

(a) Agent may at any time assign its rights, powers, privileges and duties hereunder to (i) another Lender, or (ii) any Person to whom Agent, in its capacity as a Lender, has assigned (or will assign, in conjunction with such assignment of agency rights hereunder) 50% or more of its Loan (such assignment of the Loan being subject to Section 11.17(a)), in each case without the consent of the Lenders or further consent of Borrowers. Following any such assignment, Agent shall give notice to the Lenders and Borrowers. An assignment by Agent pursuant to this subsection (a) shall not be deemed a resignation by Agent for purposes of subsection (b) below.

(b) Without limiting the rights of Agent to designate an assignee pursuant to subsection (a) above, Agent may at any time give notice of its resignation to the Lenders and Borrowers. Upon receipt of any such notice of resignation, Required Lenders shall have the right to appoint a successor Agent. If no such successor shall have been so appointed by Required Lenders and shall have accepted such appointment within ten (10) Business Days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent; provided, however, that if Agent shall notify Borrowers and the Lenders that no Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice from Agent that no Person has accepted such appointment and, from and following delivery of such notice, (i) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Financing Documents, and (ii) all payments, communications and determinations provided to be made by, to or through Agent shall instead be made by or to each Lender directly, until such time as Required Lenders appoint a successor Agent as provided for above in this paragraph.

(c) Upon (i) an assignment permitted by subsection (a) above, or (ii) the acceptance of a successor’s appointment as Agent pursuant to subsection (b) above, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder and under the other Financing Documents (if not already discharged therefrom as provided above in this paragraph). The fees payable by Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrowers and such successor. After the retiring Agent’s resignation hereunder and under the other Financing Documents, the provisions of this Article and Section 11.12 shall continue in effect for the benefit of such retiring Agent and its sub-agents in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting or was continuing to act as Agent.

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Section 11.13 Payment and Sharing of Payment.

(a) Revolving Loan Advances, Payments and Settlements; Interest and Fee Payments.

(i) Agent shall have the right, on behalf of Revolving Lenders to disburse funds to Borrowers for all Revolving Loans requested or deemed requested by Borrowers pursuant to the terms of this Agreement. Agent shall be conclusively entitled to assume, for purposes of the preceding sentence, that each Revolving Lender, other than any Non-Funding Lenders, will fund its Pro Rata Share of all Revolving Loans requested by Borrowers. Each Revolving Lender shall reimburse Agent on demand, in accordance with the provisions of the immediately following paragraph, for all funds disbursed on its behalf by Agent pursuant to the first sentence of this clause (i), or if Agent so requests, each Revolving Lender will remit to Agent its Pro Rata Share of any Revolving Loan before Agent disburses the same to a Borrower. If Agent elects to require that each Revolving Lender make funds available to Agent, prior to a disbursement by Agent to a Borrower, Agent shall advise each Revolving Lender by telephone, facsimile or e-mail of the amount of such Revolving Lender’s Pro Rata Share of the Revolving Loan requested by such Borrower no later than noon (Eastern time) on the date of funding of such Revolving Loan, and each such Revolving Lender shall pay Agent on such date such Revolving Lender’s Pro Rata Share of such requested Revolving Loan, in same day funds, by wire transfer to the Payment Account, or such other account as may be identified by Agent to Revolving Lenders from time to time. If any Lender fails to pay the amount of its Pro Rata Share of any funds advanced by Agent pursuant to the first sentence of this clause (i) within one (1) Business Day after Agent’s demand, Agent shall promptly notify Borrower Representative, and Borrowers shall immediately repay such amount to Agent. Any repayment required by Borrowers pursuant to this Section 11.13 shall be accompanied by accrued interest thereon from and including the date such amount is made available to a Borrower to but excluding the date of payment at the rate of interest then applicable to Revolving Loans. Nothing in this Section 11.13 or elsewhere in this Agreement or the other Financing Documents shall be deemed to require Agent to advance funds on behalf of any Lender or to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that Agent or any Borrower may have against any Lender as a result of any default by such Lender hereunder.

(ii) On a Business Day of each week as selected from time to time by Agent, or more frequently (including daily), if Agent so elects (each such day being a “Settlement Date”), Agent will advise each Revolving Lender by telephone, facsimile or e-mail of the amount of each such Revolving Lender’s percentage interest of the Revolving Loan balance as of the close of business of the Business Day immediately preceding the Settlement Date. In the event that payments are necessary to adjust the amount of such Revolving Lender’s actual percentage interest of the Revolving Loans to such Lender’s required percentage interest of the Revolving Loan balance as of any

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Settlement Date, the Revolving Lender from which such payment is due shall pay Agent, without setoff or discount, to the Payment Account before 1:00 p.m. (Eastern time) on the Business Day following the Settlement Date the full amount necessary to make such adjustment. Any obligation arising pursuant to the immediately preceding sentence shall be absolute and unconditional and shall not be affected by any circumstance whatsoever. In the event settlement shall not have occurred by the date and time specified in the second preceding sentence, interest shall accrue on the unsettled amount at the rate of interest then applicable to Revolving Loans.

(iii) On each Settlement Date, Agent shall advise each Revolving Lender by telephone, facsimile or e-mail of the amount of such Revolving Lender’s percentage interest of principal, interest and fees paid for the benefit of Revolving Lenders with respect to each applicable Revolving Loan, to the extent of such Revolving Lender’s Revolving Loan Exposure with respect thereto, and shall make payment to such Revolving Lender before 1:00 p.m. (Eastern time) on the Business Day following the Settlement Date of such amounts in accordance with wire instructions delivered by such Revolving Lender to Agent, as the same may be modified from time to time by written notice to Agent; provided, however, that, in the case such Revolving Lender is a Defaulted Lender, Agent shall be entitled to set off the funding short-fall against that Defaulted Lender’s respective share of all payments received from any Borrower.

(iv) On the Closing Date, Agent, on behalf of Lenders, may elect to advance to Borrowers the full amount of the initial Loans to be made on the Closing Date prior to receiving funds from Lenders, in reliance upon each Lender’s commitment to make its Pro Rata Share of such Loans to Borrowers in a timely manner on such date. If Agent elects to advance the initial Loans to Borrower in such manner, Agent shall be entitled to receive all interest that accrues on the Closing Date on each Lender’s Pro Rata Share of such Loans unless Agent receives such Lender’s Pro Rata Share of such Loans before 3:00 p.m. (Eastern time) on the Closing Date.

(v) It is understood that for purposes of advances to Borrowers made pursuant to this Section 11.13, Agent will be using the funds of Agent, and pending settlement, (A) all funds transferred from the Payment Account to the outstanding Revolving Loans shall be applied first to advances made by Agent to Borrowers pursuant to this Section 11.13, and (B) all interest accruing on such advances shall be payable to Agent.

(vi) The provisions of this Section 11.13(a) shall be deemed to be binding upon Agent and Lenders notwithstanding the occurrence of any Default or Event of Default, or any insolvency or bankruptcy proceeding pertaining to any Borrower or any other Credit Party.

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(b) [Reserved].

(c) Return of Payments.

(i) If Agent pays an amount to a Lender under this Agreement in the belief or expectation that a related payment has been or will be received by Agent from a Borrower and such related payment is not received by Agent, then Agent will be entitled to recover such amount from such Lender on demand without setoff, counterclaim or deduction of any kind, together with interest accruing on a daily basis at the Federal Funds Rate.

(ii) If Agent determines at any time that any amount received by Agent under this Agreement must be returned to any Borrower or paid to any other Person pursuant to any insolvency law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Financing Document, Agent will not be required to distribute any portion thereof to any Lender. In addition, each Lender will repay to Agent on demand any portion of such amount that Agent has distributed to such Lender, together with interest at such rate, if any, as Agent is required to pay to any Borrower or such other Person, without setoff, counterclaim or deduction of any kind.

(d) Defaulted Lenders. The failure of any Defaulted Lender to make any payment required by it hereunder shall not relieve any other Lender of its obligations to make payment, but neither any other Lender nor Agent shall be responsible for the failure of any Defaulted Lender to make any payment required hereunder. Notwithstanding anything set forth herein to the contrary, a Defaulted Lender shall not have any voting or consent rights under or with respect to any Financing Document or constitute a “Lender” (or be included in the calculation of “Required Lenders” hereunder) for any voting or consent rights under or with respect to any Financing Document.

(e) Sharing of Payments. If any Lender shall obtain any payment or other recovery (whether voluntary, involuntary, by application of setoff or otherwise) on account of any Loan (other than pursuant to the terms of Section 2.8(d)) in excess of its Pro Rata Share of payments entitled pursuant to the other provisions of this Section 11.13, such Lender shall purchase from the other Lenders such participations in extensions of credit made by such other Lenders (without recourse, representation or warranty) as shall be necessary to cause such purchasing Lender to share the excess payment or other recovery ratably with each of them; provided, however, that if all or any portion of the excess payment or other recovery is thereafter required to be returned or otherwise recovered from such purchasing Lender, such portion of such purchase shall be rescinded and each Lender which has sold a participation to the purchasing Lender shall repay to the purchasing Lender the purchase price to the ratable extent of such return or recovery, without interest. Each Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this clause (e) may, to the fullest extent permitted by law, exercise all its rights of payment (including pursuant to Section 10.6) with respect to such participation as fully as if such Lender were the direct creditor of Borrowers in the amount of such participation). If under any applicable bankruptcy, insolvency or other similar law, any Lender receives a secured claim in lieu of a setoff to which this clause (e) applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this clause (e) to share in the benefits of any recovery on such secured claim.

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Section 11.14 Right to Perform, Preserve and Protect. If any Credit Party fails to perform any obligation hereunder or under any other Financing Document, Agent itself may, but shall not be obligated to, cause such obligation to be performed at Borrowers’ expense. Agent is further authorized by Borrowers and the Lenders to make expenditures from time to time which Agent, in its reasonable business judgment, deems necessary or desirable to (a) preserve or protect the business conducted by Borrowers, the Collateral, or any portion thereof, and/or (b) enhance the likelihood of, or maximize the amount of, repayment of the Loan and other Obligations. Each Borrower hereby agrees to reimburse Agent on demand for any and all costs, liabilities and obligations incurred by Agent pursuant to this Section 11.14. Each Lender hereby agrees to indemnify Agent upon demand for any and all costs, liabilities and obligations incurred by Agent pursuant to this Section 11.14, in accordance with the provisions of Section 11.6.

Section 11.15 Additional Titled Agents. Except for rights and powers, if any, expressly reserved under this Agreement to any bookrunner, arranger or to any titled agent named on the cover page of this Agreement, other than Agent (collectively, the “Additional Titled Agents”), and except for obligations, liabilities, duties and responsibilities, if any, expressly assumed under this Agreement by any Additional Titled Agent, no Additional Titled Agent, in such capacity, has any rights, powers, liabilities, duties or responsibilities hereunder or under any of the other Financing Documents. Without limiting the foregoing, no Additional Titled Agent shall have nor be deemed to have a fiduciary relationship with any Lender. At any time that any Lender serving as an Additional Titled Agent shall have transferred to any other Person (other than any Affiliates) all of its interests in the Loan, such Lender shall be deemed to have concurrently resigned as such Additional Titled Agent.

Section 11.16 Amendments and Waivers.

(a) No provision of this Agreement or any other Financing Document may be materially amended, waived or otherwise modified unless such amendment, waiver or other modification is in writing and is signed or otherwise approved by Borrowers, the Required Lenders and any other Lender to the extent required under Section 11.16(b); provided, however, that Agent shall be entitled, in its sole and absolute discretion, to provide its written consent to a proposed Swap Contract, in each case without the consent of any other Lender.

(b) In addition to the required signatures under Section 11.16(a), no provision of this Agreement or any other Financing Document may be amended, waived or otherwise modified unless such amendment, waiver or other modification is in writing and is signed or otherwise approved by the following Persons:

(i) if any amendment, waiver or other modification would increase a Lender’s funding obligations in respect of any Loan, by such Lender; and/or

(ii) if the rights or duties of Agent or LC Issuer are affected thereby, by Agent and LC Issuer, as the case may be;

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provided, however, that, in each of (i) and (ii) above, no such amendment, waiver or other modification shall, unless signed or otherwise approved in writing by all the Lenders directly affected thereby, (A) reduce the principal of, rate of interest on or any fees with respect to any Loan or Reimbursement Obligation or forgive any principal, interest (other than default interest) or fees (other than late charges) with respect to any Loan or Reimbursement Obligation; (B) postpone the date fixed for, or waive, any payment (other than any mandatory prepayment pursuant to Section 2.1(b)(ii)) of principal of any Loan or of any Reimbursement Obligation, or of interest on any Loan or Reimbursement Obligation (other than default interest) or any fees provided for hereunder (other than late charges) or postpone the date of termination of any commitment of any Lender hereunder; (C) change the definition of the term Required Lenders or the percentage of Lenders which shall be required for Lenders to take any action hereunder; (D) release all or substantially all of the Collateral, authorize any Borrower to sell or otherwise dispose of all or substantially all of the Collateral or release any Guarantor of all or any portion of the Obligations or its Guarantee obligations with respect thereto, except, in each case with respect to this clause (D), as otherwise may be provided in this Agreement or the other Financing Documents (including in connection with any disposition permitted hereunder); (E) amend, waive or otherwise modify this Section 11.16(b) or the definitions of the terms used in this Section 11.16(b) insofar as the definitions affect the substance of this Section 11.16(b); (F) consent to the assignment, delegation or other transfer by any Credit Party of any of its rights and obligations under any Financing Document or release any Borrower of its payment obligations under any Financing Document, except, in each case with respect to this clause (F), pursuant to a merger or consolidation permitted pursuant to this Agreement; or (G) amend any of the provisions of Section 10.7 or amend any of the definitions Pro Rata Share, Revolving Loan Commitment, Revolving Loan Commitment Amount, Revolving Loan Commitment Percentage or that provide for the Lenders to receive their Pro Rata Shares of any fees, payments, setoffs or proceeds of Collateral hereunder. It is hereby understood and agreed that all Lenders shall be deemed directly affected by an amendment, waiver or other modification of the type described in the preceding clauses (C), (D), (E), (F) and (G) of the preceding sentence.

(c) [Reserved].

Section 11.17 Assignments and Participations.

(a) Assignments.

(i) Any Lender may at any time assign to one or more Eligible Assignees all or any portion of such Lender’s Loan together with all related obligations of such Lender hereunder; provided, however, that, so long as no Default or Event of Default has occurred and is continuing, Agent will give notice to Borrower Representative and Borrower Representative’s consent shall be required (such consent not to be unreasonably withheld, conditioned or delayed) for such an assignment; provided further, however, that neither notice nor consent shall not be required for any assignment to (A) a Lender, (B) an Affiliate of a Lender, (C) an Approved Fund or (D) any Person (other than a natural person) that is acquiring all or substantially all of such Lender’s loan portfolio. Borrower Representative shall provide or withhold its consent to Agent within ten (10) Business Days of being given such notice, and failure to provide a response shall be deemed to be consent to the assignment. Notwithstanding the

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foregoing, for any assignment requiring Borrower Representative’s consent that Borrower Representative duly withholds in accordance with this Section 11.17(a)(i), such assignment, at the option of the Lender and Eligible Assignee acting together by giving notice to the Borrowers and Agent, will still be given full effect and consummated and, in such case, the Borrowers shall no longer be obligated to pay the fees required under Section 2.2(f) hereof. Except as Agent may otherwise agree, the amount of any such assignment (determined as of the date of the applicable Assignment Agreement or, if a “Trade Date” is specified in such Assignment Agreement, as of such Trade Date) shall be in a minimum aggregate amount equal to $1,000,000 or, if less, the assignor’s entire interests in the outstanding Loan; provided, however, that, in connection with simultaneous assignments to two or more related Approved Funds, such Approved Funds shall be treated as one assignee for purposes of determining compliance with the minimum assignment size referred to above. Borrowers and Agent shall be entitled to continue to deal solely and directly with such Lender in connection with the interests so assigned to an Eligible Assignee until Agent shall have received and accepted an effective Assignment Agreement executed, delivered and fully completed by the applicable parties thereto and a processing fee of $3,500 to be paid by the assigning Lender; provided, however, that only one processing fee shall be payable in connection with simultaneous assignments to two or more related Approved Funds.

(ii) From and after the date on which the conditions described above have been met, (A) such Eligible Assignee shall be deemed automatically to have become a party hereto and, to the extent of the interests assigned to such Eligible Assignee pursuant to such Assignment Agreement, shall have the rights and obligations of a Lender hereunder, and (B) the assigning Lender, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, shall be released from its rights and obligations hereunder (other than those that survive termination pursuant to Section 12.1). Upon the request of the Eligible Assignee (and, as applicable, the assigning Lender) pursuant to an effective Assignment Agreement, each Borrower shall execute and deliver to Agent for delivery to the Eligible Assignee (and, as applicable, the assigning Lender) Notes in the aggregate principal amount of the Eligible Assignee’s Loan (and, as applicable, Notes in the principal amount of that portion of the principal amount of the Loan retained by the assigning Lender). Upon receipt by the assigning Lender of such Note, the assigning Lender shall return to Borrower Representative any prior Note held by it.

(iii) Agent, acting solely for this purpose as an agent of Borrower, shall maintain at the office of its servicer located in Bethesda, Maryland a copy of each Assignment Agreement delivered to it and a register for the recordation of the names and addresses of each Lender, and the commitments of, and principal amount of the Loan owing to, such Lender pursuant to the terms hereof. The entries in such register shall be conclusive, and Borrower, Agent and Lenders may treat each Person whose name is recorded therein pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. Such register shall be available for inspection by Borrower and any Lender, at any reasonable time upon reasonable prior notice to Agent.

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(iv) Notwithstanding the foregoing provisions of this Section 11.17(a) or any other provision of this Agreement, any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided, however, that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(v) Notwithstanding the foregoing provisions of this Section 11.17(a) or any other provision of this Agreement, Agent has the right, but not the obligation, to effectuate assignments of Loan via an electronic settlement system acceptable to Agent as designated in writing from time to time to the Lenders by Agent (the “Settlement Service”). At any time when the Agent elects, in its sole discretion, to implement such Settlement Service, each such assignment shall be effected by the assigning Lender and proposed assignee pursuant to the procedures then in effect under the Settlement Service, which procedures shall be consistent with the other provisions of this Section 11.17(a). Each assigning Lender and proposed Eligible Assignee shall comply with the requirements of the Settlement Service in connection with effecting any assignment of Loan pursuant to the Settlement Service. With the prior written approval of Agent, Agent’s approval of such Eligible Assignee shall be deemed to have been automatically granted with respect to any transfer effected through the Settlement Service. Assignments and assumptions of the Loan shall be effected by the provisions otherwise set forth herein until Agent notifies Lenders of the Settlement Service as set forth herein.

(b) Participations. Any Lender may at any time, without the consent of, or notice to, any Borrower or Agent, sell to one or more Persons (other than any Borrower or any Borrower’s Affiliates) participating interests in its Loan, commitments or other interests hereunder (any such Person, a “Participant”). In the event of a sale by a Lender of a participating interest to a Participant, (i) such Lender’s obligations hereunder shall remain unchanged for all purposes, (ii) Borrowers and Agent shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations hereunder, and (iii) all amounts payable by each Borrower shall be determined as if such Lender had not sold such participation and shall be paid directly to such Lender. Each Borrower agrees that if amounts outstanding under this Agreement are due and payable (as a result of acceleration or otherwise), each Participant shall be deemed to have the right of set-off in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement; provided, however, that such right of set-off shall be subject to the obligation of each Participant to share with Lenders, and Lenders agree to share with each Participant, as provided in Section 11.5.

(c) Replacement of Lenders. Within thirty (30) days after: (i) receipt by Agent of notice and demand from any Lender for payment of additional costs as provided in Section 2.8(d), which demand shall not have been revoked, (ii) any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.8(a), (iii) any Lender is a Defaulted Lender, and the circumstances causing such status shall not have been cured or waived; or (iv) any failure by any Lender to consent to a requested amendment, waiver or modification to any Financing Document in which

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Required Lenders have already consented to such amendment, waiver or modification but the consent of each Lender, or each Lender affected thereby, is required with respect thereto (each relevant Lender in the foregoing clauses (i) through (iv) being an “Affected Lender”) each of Borrower Representative and Agent may, at its option, notify such Affected Lender and, in the case of Borrowers’ election, the Agent, of such Person’s intention to obtain, at Borrowers’ expense, a replacement Lender (“Replacement Lender”) for such Lender, which Replacement Lender shall be an Eligible Assignee and, in the event the Replacement Lender is to replace an Affected Lender described in the preceding clause (iv), such Replacement Lender consents to the requested amendment, waiver or modification making the replaced Lender an Affected Lender. In the event Borrowers or Agent, as applicable, obtains a Replacement Lender within ninety (90) days following notice of its intention to do so, the Affected Lender shall sell, at par, and assign all of its Loan and funding commitments hereunder to such Replacement Lender in accordance with the procedures set forth in Section 11.17(a); provided, however, that (A) Borrowers shall have reimbursed such Lender for its increased costs and additional payments for which it is entitled to reimbursement under Section 2.8(a) or Section 2.8(d), as applicable, of this Agreement through the date of such sale and assignment, and (B) Borrowers shall pay to Agent the $3,500 processing fee in respect of such assignment. In the event that a replaced Lender does not execute an Assignment Agreement pursuant to Section 11.17(a) within five (5) Business Days after receipt by such replaced Lender of notice of replacement pursuant to this Section 11.17(c) and presentation to such replaced Lender of an Assignment Agreement evidencing an assignment pursuant to this Section 11.17(c), such replaced Lender shall be deemed to have consented to the terms of such Assignment Agreement, and any such Assignment Agreement executed by Agent, the Replacement Lender and, to the extent required pursuant to Section 11.17(a), Borrowers, shall be effective for purposes of this Section 11.17(c) and Section 11.17(a). Upon any such assignment and payment, such replaced Lender shall no longer constitute a “Lender” for purposes hereof, other than with respect to such rights and obligations that survive termination as set forth in Section 12.1.

(d) Credit Party Assignments. No Credit Party may assign, delegate or otherwise transfer any of its rights or other obligations hereunder or under any other Financing Document without the prior written consent of Agent and each Lender.

Section 11.18 Funding and Settlement Provisions Applicable When Non-Funding Lenders Exist.

So long as Agent has not waived the conditions to the funding of Revolving Loans set forth in Section 7.2, any Lender may deliver a notice to Agent stating that such Lender shall cease making Revolving Loans due to the non-satisfaction of one or more conditions to funding Loans set forth in Section 7.2, and specifying any such non-satisfied conditions. Any Lender delivering any such notice shall become a non-funding Lender (a “Non-Funding Lender”) for purposes of this Agreement commencing on the Business Day following receipt by Agent of such notice, and shall cease to be a Non-Funding Lender on the date on which such Lender has either revoked the effectiveness of such notice or acknowledged in writing to each of Agent the satisfaction of the condition(s) specified in such notice, or Required Lenders waive the conditions to the funding of such Loans giving rise to such notice by Non-Funding Lender. Each Non-Funding Lender shall remain a Lender for purposes of this Agreement to the extent that such Non-Funding Lender has Revolving Loans Outstanding in excess of $0; provided, however, that during any period of time that any Non-Funding Lender exists, and notwithstanding any provision to the contrary set forth herein, the following provisions shall apply:

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(a) For purposes of determining the Pro Rata Share of each Revolving Lender under clause (c) of the definition of such term, each Non-Funding Lender shall be deemed to have a Revolving Loan Commitment Amount as in effect immediately before such Lender became a Non-Funding Lender.

(b) Except as provided in clause (a) above, the Revolving Loan Commitment Amount of each Non-Funding Lender shall be deemed to be $0.

(c) The Revolving Loan Commitment at any date of determination during such period shall be deemed to be equal to the sum of (i) the aggregate Revolving Loan Commitment Amounts of all Lenders, other than the Non-Funding Lenders as of such date plus (ii) the aggregate Revolving Loan Outstandings of all Non-Funding Lenders as of such date.

(d) [Reserved]

(e) Agent shall have no right to make or disburse Revolving Loans for the account of any Non-Funding Lender pursuant to Section 2.1(b)(i) to pay interest, fees, expenses and other charges of any Credit Party, other than reimbursement obligations that have arisen pursuant to Section 2.5(c) in respect of Letters of Credit issued at the time such Non-Funding Lender was not then a Non-Funding Lender.

(f) Agent shall have no right to (i) make or disburse Revolving Loans as provided in Section 2.1(b)(i) for the account of any Revolving Lender that was a Non-Funding Lender at the time of issuance of any Letter of Credit for which funding or reimbursement obligations have arisen pursuant to Section 2.5(c), or (ii) assume that any Revolving Lender that was a Non-Funding Lender at the time of issuance of such Letter of Credit will fund any portion of the Revolving Loans to be funded pursuant to Section 2.5(c) in respect of such Letter of Credit. In addition, no Revolving Lender that was a Non-Funding Lender at the time of issuance of any Letter of Credit for which funding or reimbursement obligations have arisen pursuant to Section 2.5(c), shall have an obligation to fund any portion of the Revolving Loans to be funded pursuant to Section 2.5(c) in respect to such Letter of Credit, or to make any payment to Agent or the L/C Issuer, as applicable, under Section 2.5(f)(ii) in respect of such Letter of Credit, or be deemed to have purchased any interest or participation in such Letter of Credit from Agent or the L/C Issuer, as applicable, under Section 2.5(f)(i).

(g) To the extent that Agent applies proceeds of Collateral or other payments received by Agent to repayment of Revolving Loans pursuant to Section 10.7, such payments and proceeds shall be applied first in respect of Revolving Loans made at the time any Non-Funding Lenders exist, and second in respect of all other outstanding Revolving Loans.

Section 11.19 Buy-Out Upon Refinancing. MCF shall have the right to purchase from the other Lenders all of their respective interests in the Loan at par in connection with any refinancing of the Loan upon one or more new economic terms, but which refinancing is structured as an amendment and restatement of the Loan rather than a payoff of the Loan.

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Section 11.20 Definitions.

As used in this Article 11, the following terms have the following meanings:

“Approved Fund” means any (a) investment company, fund, trust, securitization vehicle or conduit that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the Ordinary Course of Business, or (b) any Person (other than a natural person) which temporarily warehouses loans for any Lender or any entity described in the preceding clause (a) and that, with respect to each of the preceding clauses (a) and (b), is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender, or (iii) a Person (other than a natural person) or an Affiliate of a Person (other than a natural person) that administers or manages a Lender.

“Assignment Agreement” means an assignment agreement in form and substance acceptable to Agent.

“Defaulted Lender” means, so long as such failure shall remain in existence and uncured, any Lender which shall have failed to make any Loan or other credit accommodation, disbursement, settlement or reimbursement required pursuant to the terms of any Financing Document.

“Eligible Assignee” means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund, (d) any Person (other than a natural person) that is acquiring all or substantially all of such Lender’s loan portfolio and (e) any other Person (other than a natural person) approved by Agent; provided, however, that notwithstanding the foregoing, (x) ”Eligible Assignee” shall not include any Borrower or any of a Borrower’s Affiliates, and (y) no proposed assignee intending to assume all or any portion of the Revolving Loan Commitment shall be an Eligible Assignee unless such proposed assignee either already holds a portion of such Revolving Loan Commitment, or has been approved as an Eligible Assignee by Agent.

“Federal Funds Rate” means, for any day, the rate of interest per annum (rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided, however, that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day, and (b) if no such rate is so published on such next preceding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to Agent on such day on such transactions as determined by Agent.

ARTICLE 12 - MISCELLANEOUS

Section 12.1 Survival. All agreements, representations and warranties made herein and in every other Financing Document shall survive the execution and delivery of this Agreement and the other Financing Documents and the other Operative Documents. The provisions of Section 2.9 and Articles 11 and 12 shall survive the payment of the Obligations (both with respect to any Lender and all Lenders collectively) and any termination of this Agreement and any judgment with respect to any Obligations, including any final foreclosure judgment with respect to any Security Document, and no unpaid or unperformed, current or future, Obligations will merge into any such judgment.

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Section 12.2 No Waivers. No failure or delay by Agent or any Lender in exercising any right, power or privilege under any Financing Document shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein and therein provided shall be cumulative and not exclusive of any rights or remedies provided by law. Any reference in any Financing Document to the “continuing” nature of any Event of Default shall not be construed as establishing or otherwise indicating that any Borrower or any other Credit Party has the independent right to cure any such Event of Default, but is rather presented merely for convenience should such Event of Default be waived in accordance with the terms of the applicable Financing Documents.

Section 12.3 Notices.

(a) All notices, requests and other communications to any party hereunder shall be in writing (including prepaid overnight courier, facsimile transmission or similar writing) and shall be given to such party at its address, facsimile number or e-mail address set forth on the signature pages hereof (or, in the case of any such Lender who becomes a Lender after the date hereof, in an assignment agreement or in a notice delivered to Borrower Representative and Agent by the assignee Lender forthwith upon such assignment) or at such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to Agent and Borrower Representative; provided, however, that notices, requests or other communications shall be permitted by electronic means only in accordance with the provisions of Section 12.3(b) and (c). Each such notice, request or other communication shall be effective (i) if given by facsimile, when such notice is transmitted to the facsimile number specified by this Section and the sender receives a confirmation of transmission from the sending facsimile machine, or (ii) if given by mail, prepaid overnight courier or any other means, when received or when receipt is refused at the applicable address specified by this Section 12.3(a).

(b) Notices and other communications to the parties hereto may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved from time to time by Agent, provided, however, that the foregoing shall not apply to notices sent directly to any Lender if such Lender has notified the Agent that it is incapable of receiving notices by electronic communication. The Agent or Borrower Representative may, in their discretion, agree to accept notices and other communications to them hereunder by electronic communications pursuant to procedures approved by it, provided, however, that approval of such procedures may be limited to particular notices or communications.

(c) Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the

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deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor, provided, however, that if any such notice or other communication is not sent or posted during normal business hours, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day.

Section 12.4 Severability. In case any provision of or obligation under this Agreement or any other Financing Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

Section 12.5 Headings. Headings and captions used in the Financing Documents (including the Exhibits, Schedules and Annexes hereto and thereto) are included for convenience of reference only and shall not be given any substantive effect.

Section 12.6 Confidentiality.

(a) [Reserved]

(b) The Agent and each Lender acknowledge that US securities laws prohibit any Person who has received from an issuer any material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities. As a result of the Borrowers’ providing certain of the financial information required by this Agreement to the Agent and the Lenders, the Agent and the Lenders may be in possession of material, non-public information pertaining to the Borrowers. Accordingly, the Agent and each Lender agree not to (i) communicate any of such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell any of Goodman’s securities and (ii) purchase or sell any of Goodman’s securities unless and until such information has been publicly disclosed by Goodman.

(c) In addition to the obligation set forth in Section 12.6(b), Agent and each Lender shall hold all non-public information regarding the Credit Parties and their respective businesses identified as such by Borrowers and obtained by Agent or any Lender pursuant to the requirements hereof in accordance with such Person’s customary procedures for handling information of such nature, except that disclosure of such information may be made (i) to their respective agents, employees, Subsidiaries, Affiliates, attorneys, auditors, professional consultants, rating agencies, insurance industry associations and portfolio management services, (ii) to prospective transferees or purchasers of any interest in the Loans, the Agent or a Lender, provided, however, that any such Persons are bound by obligations of confidentiality, (iii) as required by Law, subpoena, judicial order or similar order and in connection with any litigation, (iv) as may be required in connection with the examination, audit or similar investigation of such Person, and (v) to a Person that is a trustee, investment advisor or investment manager, collateral manager, servicer, noteholder or secured party in a Securitization (as hereinafter defined) in connection with the administration, servicing and reporting on the assets serving as collateral for

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such Securitization. For the purposes of this Section, “Securitization” shall mean (A) the pledge of the Loans as collateral security for loans to a Lender, or (B) a public or private offering by a Lender or any of its Affiliates or their respective successors and assigns, of securities which represent an interest in, or which are collateralized, in whole or in part, by the Loans. Confidential information shall not include information that either: (y) is in the public domain, or becomes part of the public domain after disclosure to such Person through no fault of such Person, or (z) is disclosed to such Person by a Person other than a Credit Party, provided, however, Agent does not have actual knowledge that such Person is prohibited from disclosing such information. The obligations of Agent and Lenders under this Section 12.6 shall supersede and replace the obligations of Agent and Lenders under any confidentiality agreement in respect of this financing executed and delivered by Agent or any Lender prior to the date hereof.

Section 12.7 Waiver of Consequential and Other Damages. To the fullest extent permitted by applicable law, no Borrower shall assert, and each Borrower hereby waives, any claim against any Indemnitee (as defined below), on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of this Agreement, any other Financing Document or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Financing Documents or the transactions contemplated hereby or thereby.

Section 12.8 GOVERNING LAW; SUBMISSION TO JURISDICTION.

(a) THIS AGREEMENT, EACH NOTE AND EACH OTHER FINANCING DOCUMENT, AND ALL DISPUTES AND OTHER MATTERS RELATING HERETO OR THERETO OR ARISING THEREFROM (WHETHER SOUNDING IN CONTRACT LAW, TORT LAW OR OTHERWISE), SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

(b) EACH BORROWER HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF MONTGOMERY, STATE OF MARYLAND AND IRREVOCABLY AGREES THAT, SUBJECT TO AGENT’S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER FINANCING DOCUMENTS SHALL BE LITIGATED IN SUCH COURTS. EACH BORROWER EXPRESSLY SUBMITS AND CONSENTS TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS. EACH BORROWER HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON SUCH BORROWER BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH BORROWER AT THE ADDRESS SET FORTH IN THIS AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

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(c) Each Borrower, Agent and each Lender agree that each Loan (including those made on the Closing Date) shall be deemed to be made in, and the transactions contemplated hereunder and in any other Financing Document shall be deemed to have been performed in, the State of Maryland.

Section 12.9 WAIVER OF JURY TRIAL. (a) EACH BORROWER, AGENT AND THE LENDERS HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE FINANCING DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. EACH BORROWER, AGENT AND EACH LENDER ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THE OTHER FINANCING DOCUMENTS, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH BORROWER, AGENT AND EACH LENDER WARRANTS AND REPRESENTS THAT IT HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

(b) [Reserved].

Section 12.10 Publication; Advertisement.

(a) Publication. No Credit Party will directly or indirectly publish, disclose or otherwise use in any public disclosure, advertising material, promotional material, press release or interview, any reference to the name, logo or any trademark of MCF or any of its Affiliates or any reference to this Agreement or the financing evidenced hereby, in any case except (i) as may be required in order to comply with the rules and regulations of filings made with the Securities and Exchange Commission, (ii) as required by Law, subpoena or judicial or similar order, in which case the applicable Credit Party shall give Agent prior written notice of such publication or other disclosure, or (iii) with MCF’s prior written consent.

(b) Advertisement. Each Lender and each Credit Party hereby authorizes MCF to publish the name of such Lender and Credit Party, the existence of the financing arrangements referenced under this Agreement, the primary purpose and/or structure of those arrangements, the amount of credit extended under each facility, the title and role of each party to this Agreement, and the total amount of the financing evidenced hereby in any “tombstone”, comparable advertisement or press release which MCF elects to submit for publication. In addition, each Lender and each Credit Party agrees that MCF may provide lending industry trade organizations with information necessary and customary for inclusion in league table measurements after the Closing Date. With respect to any of the foregoing, MCF shall provide Borrowers with an opportunity to review and confer with MCF regarding the contents of any such tombstone, advertisement or information, as applicable, prior to its submission for publication and, following such review period, MCF may, from time to time, publish such information in any media form desired by MCF, until such time that Borrowers shall have requested MCF cease any such further publication.

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Section 12.11 Counterparts; Integration. This Agreement and the other Financing Documents may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures by facsimile or by electronic mail delivery of an electronic version of any executed signature page shall bind the parties hereto. This Agreement and the other Financing Documents constitute the entire agreement and understanding among the parties hereto and supersede any and all prior agreements and understandings, oral or written, relating to the subject matter hereof.

Section 12.12 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 12.13 Lender Approvals. Unless expressly provided herein to the contrary, any approval, consent, waiver or satisfaction of Agent or Lenders with respect to any matter that is the subject of this Agreement, the other Financing Documents may be granted or withheld by Agent and Lenders in their sole and absolute discretion and credit judgment.

Section 12.14 Expenses; Indemnity.

(a) Borrowers hereby agree to promptly pay (i) all reasonable and documented costs and expenses of Agent (including, without limitation, the reasonable and documented fees, costs and expenses of counsel to, and independent appraisers and consultants retained by Agent) in connection with the examination, review, due diligence investigation, documentation, negotiation, closing and syndication of the transactions contemplated by the Financing Documents, in connection with the performance by Agent of its rights and remedies under the Financing Documents and in connection with the continued administration of the Financing Documents including (A) any amendments, modifications, consents and waivers to and/or under any and all Financing Documents, and (B) any periodic public record searches conducted by or at the request of Agent (including, without limitation, title investigations, UCC searches, fixture filing searches, judgment, pending litigation and tax lien searches and searches of applicable corporate, limited liability, partnership and related records concerning the continued existence, organization and good standing of certain Persons); (ii) without limitation of the preceding clause (i), all reasonable and documented costs and expenses of Agent in connection with the creation, perfection and maintenance of Liens pursuant to the Financing Documents; (iii) without limitation of the preceding clause (i), all reasonable and documented costs and expenses of Agent in connection with (A) protecting, storing, insuring, handling, maintaining or selling any Collateral, (B) any litigation, dispute, suit or proceeding relating to any Financing Document, and (C) any workout, collection, bankruptcy, insolvency and other enforcement proceedings under any and all of the Financing Documents; (iv) without limitation of the preceding clause (i), all reasonable and documented costs and expenses of Agent in connection with Agent’s reservation of funds in anticipation of the funding of the initial Loans to be made hereunder; and (v) all documented costs and expenses incurred by Lenders in

102

connection with any litigation, dispute, suit or proceeding relating to any Financing Document and in connection with any workout, collection, bankruptcy, insolvency and other enforcement proceedings under any and all Financing Documents, whether or not Agent or Lenders are a party thereto. If Agent or any Lender uses in-house counsel for any of these purposes, Borrowers further agree that the Obligations include reasonable charges for such work.

(b) Each Borrower hereby agrees to indemnify, pay and hold harmless Agent and Lenders and the officers, directors, employees, trustees, agents, investment advisors and investment managers, collateral managers, servicers, and counsel of Agent and Lenders (collectively called the “Indemnitees”) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the fees and disbursements of counsel for such Indemnitee) in connection with any investigative, response, remedial, administrative or judicial matter or proceeding, whether or not such Indemnitee shall be designated a party thereto and including any such proceeding initiated by or on behalf of a Credit Party, and the reasonable expenses of investigation by engineers, environmental consultants and similar technical personnel and any commission, fee or compensation claimed by any broker (other than any broker retained by Agent or Lenders) asserting any right to payment for the transactions contemplated hereby, which may be imposed on, incurred by or asserted against such Indemnitee as a result of or in connection with the transactions contemplated hereby or by the other Operative Documents (including (i)(A) as a direct or indirect result of the presence on or under, or escape, seepage, leakage, spillage, discharge, emission or release from, any property now or previously owned, leased or operated by Borrower, any Subsidiary or any other Person of any Hazardous Materials, (B) arising out of or relating to the offsite disposal of any materials generated or present on any such property, or (C) arising out of or resulting from the environmental condition of any such property or the applicability of any governmental requirements relating to Hazardous Materials, whether or not occasioned wholly or in part by any condition, accident or event caused by any act or omission of Borrower or any Subsidiary, and (ii) proposed and actual extensions of credit under this Agreement) and the use or intended use of the proceeds of the Loans and Letters of Credit, except that Borrower shall have no obligation hereunder to an Indemnitee with respect to any liability resulting from the gross negligence or willful misconduct of such Indemnitee, as determined by a final non-appealable judgment of a court of competent jurisdiction. To the extent that the undertaking set forth in the immediately preceding sentence may be unenforceable, Borrower shall contribute the maximum portion which it is permitted to pay and satisfy under applicable Law to the payment and satisfaction of all such indemnified liabilities incurred by the Indemnitees or any of them.

(c) Notwithstanding any contrary provision in this Agreement, the obligations of Borrowers under this Section 12.14 shall survive the payment in full of the Obligations and the termination of this Agreement. NO INDEMNITEE SHALL BE RESPONSIBLE OR LIABLE TO THE BORROWERS OR TO ANY OTHER PARTY TO ANY FINANCING DOCUMENT, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHICH MAY BE ALLEGED AS A RESULT OF CREDIT HAVING BEEN EXTENDED, SUSPENDED OR TERMINATED UNDER THIS AGREEMENT OR ANY OTHER FINANCING DOCUMENT OR AS A RESULT OF ANY OTHER TRANSACTION CONTEMPLATED HEREUNDER OR THEREUNDER.

103

Section 12.15 [Reserved].

Section 12.16 Reinstatement. This Agreement shall remain in full force and effect and continue to be effective should any petition or other proceeding be filed by or against any Credit Party for liquidation or reorganization, should any Credit Party become insolvent or make an assignment for the benefit of any creditor or creditors or should an interim receiver, receiver, receiver and manager or trustee be appointed for all or any significant part of any Credit Party’s assets, and shall continue to be effective or to be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a fraudulent preference reviewable transaction or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

Section 12.17 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of Borrowers and Agent and each Lender and their respective successors and permitted assigns.

Section 12.18 USA PATRIOT Act Notification. Agent (for itself and not on behalf of any Lender) and each Lender hereby notifies Borrowers that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record certain information and documentation that identifies Borrowers, which information includes the name and address of Borrower and such other information that will allow Agent or such Lender, as applicable, to identify Borrowers in accordance with the USA PATRIOT Act.

[SIGNATURES APPEAR ON FOLLOWING PAGE(S)]

104

(Signature Page to Credit and Security Agreement)

IN WITNESS WHEREOF, intending to be legally bound, and intending that this Agreement constitute an agreement executed under seal, each of the parties have caused this Agreement to be executed under seal the day and year first above mentioned.

BORROWERS:	GOODMAN NETWORKS INCORPORATED

By: _______________________________________
Name: _____________________________________
Title: ______________________________________

MULTIBAND FIELD SERVICES, INCORPORATED

By: _______________________________________

Name: _____________________________________

Title: ______________________________________

GOODMAN NETWORKS SERVICES, LLC

By: _______________________________________

Name: _____________________________________

Title: ______________________________________

Address:

Goodman Networks Incorporated

2801 Network Blvd., Suite 300

Frisco, TX 75034

Facsimile No.: (972) 243-3931

Attention: John Debus, Interim Chief Financial Officer

with a copy to:

Haynes and Boone, LLP

2323 Victory Avenue

Suite 700

Dallas, TX 75219

Attention: Monika Singh Sanford

Telephone: (214) 651-5141

Facsimile: (214) 200-0677

Attention: Monika Singh Sanford, Esq.

(Signature Page to Credit and Security Agreement)

AGENT:

MIDCAP FINANCIAL TRUST

By:       Apollo Capital Management, L.P.,

     its investment manager

By:       Apollo Capital Management GP, LLC,

     its general partner

 By: ____________________________(SEAL)

 Name: Maurice Amsellem

 Title:   Authorized Signatory

Address:

c/o MidCap Financial Services, LLC, as servicer

7255 Woodmont Avenue, Suite 200

Bethesda, Maryland 20814

Attn: Account Manager for Goodman Networks transaction

Facsimile: 301-941-1450

Copying, for notice purposes only:

c/o MidCap Financial Services, LLC, as servicer

7255 Woodmont Avenue, Suite 200

Bethesda, Maryland 20814

Attn: General Counsel

Facsimile: 301-941-1450

Payment Account Designation

Wells Fargo Bank, National Association (McLean, VA)

R3076-03E

1753 Pinnacle Drive

McLean, VA 22102

ABA #: 121-000-248

Swift Code: WFBIUS6S

Account Name: MidCap Funding X Trust - Collections

Account #: 4509127528

Exhibit B – Page 2

(Signature Page to Credit and Security Agreement)

LENDER:

MIDCAP FINANCIAL TRUST

By:       Apollo Capital Management, L.P.,

     its investment manager

By:       Apollo Capital Management GP, LLC,

     its general partner

 By: ____________________________(SEAL)

 Name: Maurice Amsellem

 Title:   Authorized Signatory

Address:

c/o MidCap Financial Services, LLC, as servicer 7255 Woodmont Avenue, Suite 200 Bethesda, Maryland 20814 Attn: Account Manager for Goodman Networks transaction Facsimile: 301-941-1450

Exhibit B – Page 2

ANNEXES, EXHIBITS AND SCHEDULES

ANNEXES

Annex A	Commitment Annex

EXHIBITS

Exhibit A	[Reserved]
Exhibit B	Form of Compliance Certificate
Exhibit C	Borrowing Base Certificate
Exhibit D	Form of Notice of Borrowing
Exhibit E	[Reserved]

SCHEDULES

Schedule 2.1	[Reserved]
Schedule 3.1	Existence, Organizational ID Numbers, Foreign Qualification, Prior Names
Schedule 3.4	Capitalization
Schedule 3.6	Litigation
Schedule 3.17	Material Contracts
Schedule 3.18	Environmental Compliance
Schedule 3.19	Intellectual Property
Schedule 4.4	Insurance
Schedule 4.9	Litigation, Governmental Proceedings and Other Notice Events
Schedule 5.1	Debt; Contingent Obligations
Schedule 5.2	Liens
Schedule 5.7	Permitted Investments
Schedule 5.8	Affiliate Transactions
Schedule 5.11	Business Description
Schedule 5.14	Deposit Accounts and Securities Accounts
Schedule 7.4	Post-Closing Obligations
Schedule 9.1	Collateral
Schedule 9.2	Location of Collateral

ANNEX A TO CREDIT AGREEMENT (COMMITMENT ANNEX)

Lender	Revolving Loan Commitment Amount	Revolving Loan Commitment Percentage
MidCap Financial Trust	$25,000,000	100%
TOTALS	$25,000,000	100%

EXHIBIT A TO CREDIT AGREEMENT (RESERVED)

EXHIBIT B TO CREDIT AGREEMENT (COMPLIANCE CERTIFICATE)

COMPLIANCE CERTIFICATE

Date:                     , 201

This Compliance Certificate is given by                             , a Responsible Officer of Goodman Networks Incorporated (the “Borrower Representative”), pursuant to that certain Credit and Security Agreement dated as of May 31, 2017 among the Borrower Representative, Multiband Field Services, Incorporated And Goodman Networks Services, LLC and any additional Borrower that may hereafter be added thereto (collectively, “Borrowers”), MidCap Financial Trust, individually as a Lender and as Agent, and the financial institutions or other entities from time to time parties hereto, each as a Lender (as such agreement may have been amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Capitalized terms used herein without definition shall have the meanings set forth in the Credit Agreement.

The undersigned Responsible Officer hereby certifies to Agent and Lenders that:

(a) the financial statements delivered with this certificate in accordance with Section 4.1 of the Credit Agreement fairly present in all material respects the results of operations and financial condition of Borrowers and their Consolidated Subsidiaries as of the dates and the accounting period covered by such financial statements;

(b) I have reviewed the terms of the Credit Agreement and have made, or caused to be made under my supervision, a review in reasonable detail of the transactions and conditions of Borrowers and their Consolidated Subsidiaries during the accounting period covered by such financial statements and such review has not disclosed the existence during or at the end of such accounting period, and I have no knowledge of the existence as of the date hereof, of any condition or event that constitutes a Default or an Event of Default, except as set forth in Schedule 1 hereto, which includes a description of the nature and period of existence of such Default or an Event of Default and what action Borrowers have taken, are undertaking and propose to take with respect thereto;

(c) except as noted on Schedule 2 attached hereto, the Credit Agreement contains a complete and accurate list of all business locations of Credit Parties and all names under which Borrowers and Guarantors currently conduct business; Schedule 2 specifically notes any changes in the names under which any Borrower or Guarantor conduct business;

(d) except as noted on Schedule 3 attached hereto, the undersigned has no knowledge of (i) any federal or state tax liens having been filed against any Credit Parties or any Collateral or (ii) any failure of any Borrower or Guarantors to make required payments of withholding or other tax obligations of any Borrower or Guarantors during the accounting period to which the attached statements pertain or any subsequent period.

(e) Schedule 5.14 to the Credit Agreement contains a complete and accurate statement of all deposit accounts and investment accounts maintained by Borrowers and Guarantors;

Exhibit B – Page 1

(f) except as noted on Schedule 4 attached hereto and Schedule 3.6 to the Credit Agreement, the undersigned has no knowledge of any current, pending or threatened: (i) litigation against any Borrower or Guarantor; (ii) inquiries, investigations or proceedings concerning the business affairs, practices, licensing or reimbursement entitlements of any Borrower or Guarantor; or (iii) any default by any Credit Party under any Material Contract to which it is a party.

(g) except as noted on Schedule 5 attached hereto, no Credit Party has acquired, by purchase, by the approval or granting of any application for registration (whether or not such application was previously disclosed to Agent by Borrowers) or otherwise, any Intellectual Property that is registered with any United States or foreign Governmental Authority, or has filed with any such United States or foreign Governmental Authority, any new application for the registration of any Intellectual Property, or acquired rights under a license as a licensee with respect to any such registered Intellectual Property (or any such application for the registration of Intellectual Property) owned by another Person, that has not previously been reported to Agent on Schedule 3.17 to the Credit Agreement or any Schedule 5 to any previous Compliance Certificate delivered by the Company to Agent.

(h) except as noted on Schedule 6 attached hereto, no Borrower or Guarantor has acquired, by purchase or otherwise, any Chattel Paper, Letter of Credit Rights, Instruments, Documents or Investment Property that has not previously been reported to Agent on any Schedule 6 to any previous Compliance Certificate delivered by Borrower Representative to Agent.

(i) except as noted on Schedule 7 attached hereto, no Credit Party is aware of any commercial tort claim with a value in excess of $50,000 that has not previously been reported to Agent on any Schedule 7 to any previous Compliance Certificate delivered by Borrower Representative to Agent.

(j) Borrowers and Guarantors (if any) are in compliance with the covenants contained in Article 6 of the Credit Agreement, and in any Guarantee constituting a part of the Financing Documents, as demonstrated by the calculation of such covenants below, except as set forth below; in determining such compliance, the following calculations have been made: See attached worksheets. Such calculations and the certifications contained therein are true, correct and complete.

(k) Credit Parties are in compliance with the terms and conditions of the Senior Note Documents and there exists no “Default” or “Event of Default” (as such two terms are used in the Senior Note Documents) under the Senior Note Documents.

[Signature page follows]

Exhibit B – Page 2

The foregoing certifications and computations are made as of                     , 201     (end of month) and as of                     , 201    .

Sincerely, GOODMAN NETWORKS INCORPORATED

By:
Name:
Title:

Exhibit B – Page 3

Covenant Compliance:

Minimum Liquidity required under the Credit Agreement	$________________

Actual Minimum Liquidity	$________________

In Compliance	Yes/No

Exhibit B – Page 114

EBITDA Worksheet (Attachment to Compliance Certificate)

EBITDA for the applicable Defined Period is calculated as follows:

Net income (or loss) for the Defined Period of Borrowers and their Consolidated Subsidiaries, but excluding: (a) the income (or loss) of any Person (other than Subsidiaries of Borrowers) in which Borrowers or any of their Subsidiaries has an ownership interest unless received by Borrower or their Subsidiary in a cash distribution; and (b) the income (or loss) of any Person accrued prior to the date it became a Subsidiary of Borrowers or is merged into or consolidated with Borrowers	$___________

Plus: Any provision for (or minus any benefit from) income and franchise taxes deducted in the determination of net income for the Defined Period	$___________

Plus: Interest expense, net of interest income, deducted in the determination of net income for the Defined Period	$___________

Plus: Amortization and depreciation deducted in the determination of net income for the Defined Period	$___________

Plus: costs and expenses incurred by the Borrower related to growth initiatives, as certified by the chief financial officer and in any amount not to exceed $12.0 million in any Defined Period.	$___________

EBITDA for the Defined Period:	$

Exhibit B – Page 2

Fixed Charge Coverage Ratio Worksheet (Attachment to Compliance Certificate)

Fixed Charges for the applicable Defined Period is calculated as follows:

Interest expense, net of interest income, interest paid in kind and amortization of capitalized fees and expenses incurred to consummate the transactions contemplated by the Financing Documents and included in interest expense, included in the determination of net income of Borrowers and their Consolidated Subsidiaries for the Defined Period (“Total Interest Expense”)	$___________

Plus: Any provision for (or minus any benefit from) income or franchise taxes included in the determination of net income for the Defined Period	$___________

Plus:    Payments of principal and interest for the Defined Period with respect to all Debt (including the portion of scheduled payments under capital leases allocable to principal and excluding scheduled repayments of Revolving Loans and other Debt subject to reborrowing to the extent not accompanied by a concurrent and permanent reduction of the Revolving Loan Commitment (or equivalent loan commitment))

$___________

Plus: Permitted Distributions	$___________

Fixed Charges for the applicable Defined Period:	$

Operating Cash Flow for the applicable Defined Period is calculated as follows:

EBITDA for the Defined Period (calculated pursuant to the EBITDA Worksheet)	$___________

Minus: Unfinanced capital expenditures for the Defined Period	$

Minus:   To the extent not already reflected in the calculation of EBITDA, other capitalized costs, defined as the gross amount paid in cash and capitalized during the Defined Period, as long term assets, other than amounts capitalized during the Defined Period as capital expenditures for property, plant and equipment or similar fixed asset accounts

$___________

Operating Cash Flow for the Defined Period:	$

Exhibit B – Page 4

Covenant Compliance: Fixed Charge Coverage Ratio (Ratio of Operating Cash Flow to Fixed Charges) for the Defined Period	to 1.0

In Compliance	Yes/No

Exhibit B – Page 6

EXHIBIT C TO CREDIT AGREEMENT (BORROWING BASE CERTIFICATE)

EXHIBIT D TO CREDIT AGREEMENT (NOTICE OF BORROWING)

NOTICE OF BORROWING

This Notice of Borrowing is given by                                         , a Responsible Officer of Goodman Networks Incorporated (the “Borrower Representative”), pursuant to that certain Credit and Security Agreement dated as of May 31, 2017 among the Borrower Representative, and any additional Borrower that may hereafter be added thereto (collectively, “Borrowers”), MidCap Financial Trust, individually as a Lender and as Agent, and the financial institutions or other entities from time to time parties hereto, each as a Lender (as such agreement may have been amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Capitalized terms used herein without definition shall have the meanings set forth in the Credit Agreement.

The undersigned Responsible Officer hereby gives notice to Agent of Borrower Representative’s request to on                     , 201     borrow $                     of Loans on , 201. Attached is a Borrowing Base Certificate complying in all respects with the Credit Agreement and confirming that, after giving effect to the requested advance, the Revolving Loan Outstandings will not exceed the Revolving Loan Limit.

The undersigned officer hereby certifies that, both before and after giving effect to the request above (a) each of the conditions precedent set forth in Section 7.2 have been satisfied, (b) all of the representations and warranties contained in the Credit Agreement and the other Financing Documents are true, correct and complete in all material respects (except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty shall be true, correct and complete in all respects) as of the date hereof, except to the extent such representation or warranty relates to a specific date, in which case such representation or warranty is true, correct and complete as of such earlier date, and (c) no Default or Event of Default has occurred and is continuing on the date hereof.

Borrowers and Guarantors (if any) are in compliance with the Minimum Liquidity covenant contained in Article 6 of the Credit Agreement, as demonstrated by the calculation of such covenant below; in determining such compliance, the following calculations have been made: [See attached worksheets]. Such calculations and the certifications contained therein are true, correct and complete.

Covenant Compliance:

Minimum Liquidity required under the Credit Agreement	$5,000,000

Actual Minimum Liquidity	$________________

In Compliance	Yes/No

IN WITNESS WHEREOF, the undersigned officer has executed and delivered this Notice of Borrowing this          day of                     , 201    .

Sincerely, GOODMAN NETWORKS INCORPORATED

By:
Name:
Title:

Exhibit D – Page 2

EXHIBIT E TO CREDIT AGREEMENT ([RESERVED])

[RESERVED]

EXHIBIT F TO CREDIT AGREEMENT (ACKNOWLEDGEMENT AND

REAFFIRMATION AGREEMENT)

ACKNOWLEDGEMENT AND REAFFIRMATION AGREEMENT

THIS ACKNOWLEDGEMENT AND REAFFIRMATION AGREEMENT (this “Agreement”) is entered into as of                     , 201    , by and between GOODMAN NETWORKS INCORPORATED, a Delaware corporation (the “Company”) and MIDCAP FUNDING X TRUST (successor-by-assignment from MidCap Financial Trust), as the agent (in such capacity, “Agent”) for itself and the other financial institutions or other entities from time to time parties as lenders to the Credit Agreement referenced below (collectively, “Lenders”).

RECITALS

A. Goodman Networks Incorporated, a Texas corporation (“Goodman TX”), Agent and Lenders are party to that certain Credit and Security Agreement dated as of May 31, 2017 (as it may be amended, modified and restated from time to time, the “Credit Agreement”), together with certain other subsidiaries of the Company, as borrowers. Capitalized terms used but not otherwise defined herein shall have the meanings assigned thereto in the Credit Agreement.

B. Goodman TX has filed a [certificate of conversion] with the Secretary of State of Delaware and Goodman TX and the Company has filed [articles of conversion] with the Secretary of State of Texas, pursuant to which Goodman TX has converted into a Delaware corporation (the “Conversion”) pursuant to Section 265 of the Delaware General Corporation Law (the “DGCL”) and [ADD REFERENCE TO TEXAS LAW]. The sole purpose of the Conversion is to reincorporate Goodman TX into a Delaware corporation (the “Reincorporation”).

C. The Credit Agreement requires as a condition to the Closing that the Company acknowledge and reaffirm its liability for the obligations under the Credit Agreement and the other Financing Documents.

AGREEMENT

Now, Therefore, in consideration of the foregoing recitals and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Acknowledgement and Reaffirmation. The Company hereby acknowledges and confirms that pursuant to Section 265 of the DGCL: (i) Goodman TX was converted into a Delaware corporation, with the Company being deemed the same legal entity as Goodman TX following such Conversion, and (ii) such Conversion did not affect any obligations or liabilities of Goodman TX, or any liens against any of Goodman TX’s assets. Accordingly, the Company hereby acknowledges and reaffirms that it is the “Borrower,” “Borrower Representative,” “Pledgor” and “Goodman”, as applicable, under the Credit Agreement and the other Financing Documents and that it is obligated to, and agrees to, pay and perform when due all present and future obligations under, based upon, or arising out of the Financing Documents and instruments and agreements relating thereto, including the Obligations (as such term is defined in the Credit Agreement). The Company agrees to honor, perform and comply with, in all respects, all terms

Exhibit F – Page 2

and provisions of all of the Financing Documents. All references in the Financing Documents to Goodman TX, including the references to the “Borrower,” “Borrower Representative,” “Pledgor” or “Goodman” shall be deemed to refer to the Company from and after the date hereof.

2. This Agreement shall be construed in connection with and as part of the Financing Documents and all terms, conditions, representations, warranties, covenants and agreements set forth in the Financing Documents, except as herein amended, are hereby ratified and confirmed and shall remain in full force and effect.

3. Representations and Warranties. To induce the Agent to enter into this Agreement, the Company hereby represents and warrants to the Agent as follows:

(a) Immediately after giving effect to this Agreement (a) the representations and warranties contained in the Financing Documents are true, accurate and complete in all material respects (except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty shall be true, correct and complete in all respects) as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct as of such date), and (b) no Event of Default has occurred and is continuing;

(b) The Company has the power and authority to execute and deliver this Agreement and to perform the Obligations and all other obligations under the Financing Documents, as amended by this Agreement;

(c) The organizational documents of the Company delivered to the Agent immediately prior to the execution of this Agreement (the “Organizational Documents”) remain true, accurate and complete and have not been amended, supplemented or restated and are and continue to be in full force and effect, except that the certificate of incorporation of the Company have been amended and restated as of the date hereof pursuant to the Amended and Restated Certificate of Incorporation in the form attached to the Closing Certificate dated the date hereof delivered by the Company to the Agent;

(d) The execution and delivery by the Company of this Agreement and the performance by the Company of the Obligations and all other obligations under the Financing Documents, have been duly authorized by all necessary action on the part of the Company;

(e) The execution and delivery by the Company of this Agreement and the performance by the Company of all of its obligations hereunder, the Obligations and all other obligations under the Financing Documents, do not and will not contravene (a) any requirement of law applicable to the Company, (b) any contractual restriction with a Person binding on the Company, except for such contraventions that could not reasonably be expected to have a Material Adverse Effect, (c) any order, judgment or decree of any

Exhibit F – Page 2

court or other governmental or public body or authority, or subdivision thereof, binding on the Company, except for such contraventions that could not reasonably be expected to have a Material Adverse Effect, or (d) the Organizational Documents;

(f) The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder, the Obligations and all other obligations under the Financing Documents, do not require any action by, or in further respect of, or filing with, any Governmental Authority (except for those which have already been obtained and are in full force and effect); and

(g) This Agreement has been duly executed and delivered by the Company and is the binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability may be limited by bankruptcy, insolvency, or other similar laws relating to the enforcement of creditors’ rights generally and by general equitable principles.

4. Counterparts. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

5. Effectiveness. This Agreement shall be deemed effective upon the due execution and delivery by each party hereto and shall be deemed effective as of the date first set forth above.

6. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Maryland.

[Signature page follows]

Exhibit F – Page 2

IN WITNESS WHEREOF, the parties hereto have caused this Acknowledgement and Reaffirmation Agreement to be duly executed and delivered as of the date first written above.

AGENT:

MIDCAP FUNDING X TRUST

By:	Apollo Capital Management, L.P.,
its investment manager

By:	Apollo Capital Management GP, LLC,
its general partner

By:
Name:
Title: Authorized Signatory

COMPANY:

GOODMAN NETWORKS INCORPORATED,

a Delaware corporation

By
Name:
Title:

Schedule 2.1 - Amortization

[Reserved]

Schedule 3.1 – Existence, Organizational ID Numbers, Foreign Qualification, Prior Names;

Borrower	Prior Names	Type of Entity / State of Formation	States Qualified	State Org. ID Number	Federal Tax ID Number	Place of Business / Address

Schedule 7.4 – Post Closing Requirements

Borrowers shall satisfy and complete each of the following obligations, or provide Agent each of the items listed below, as applicable, on or before the date indicated below, all to the satisfaction of Agent in its sole and absolute discretion:

[On or before                 , 2017, Borrowers shall dissolve or cause to be dissolved its Subsidiaries Goodman Networks GmBH and Multiband Special Purpose, LLC and provide evidence of such dissolutions to Agent. Borrowers represent, warrant and covenant that Goodman Networks GmBH and Multiband Special Purpose, LLC (i) hold no assets on the date hereof, and will continue to hold no assets until they are dissolved and (ii) are not operating companies.]

Borrowers’ failure to complete and satisfy any of the above obligations on or before the date indicated above, or Borrower’s failure to deliver any of the above listed items on or before the date indicated above, shall constitute and immediate an automatic Event of Default.

Schedule 9.1 – Collateral

The Collateral consists of all of each Borrower’s assets, including without limitation, all of Borrower’s right, title and interest in and to the following, whether now owned or hereafter created, acquired or arising:

(a)	all goods, Accounts, equipment (as defined in the UCC), Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, General Intangibles, commercial tort claims (as defined in the UCC), documents (as defined in the UCC), instruments (as defined in the UCC, including any promissory notes), chattel paper (as defined in the UCC, whether tangible or electronic), cash, money, deposit accounts (as defined in the UCC), securities accounts (as defined in the UCC), fixtures (as defined in the UCC), letter of credit rights (as defined in the UCC), letters of credit (as defined in the UCC, whether or not the letter of credit is evidenced by a writing), securities (as defined in the UCC), and all other investment property (as defined in the UCC), supporting obligations (as defined in the UCC), and financial assets (as defined in the UCC), and oil, gas, and other minerals before extraction, all insurance policies relating to the foregoing or otherwise and the right to receive refunds of unearned insurance premiums under those policies, all of the foregoing whether now owned or hereafter acquired, wherever located, provided, that the amount of equity interests of any Controlled Foreign Corporation pledged by any Borrower as Collateral hereunder shall be limited to 65% of the issued and outstanding equity interests of such Controlled Foreign Corporation;

(b)	all of each Borrower’s books and records evidencing or relating to any of the foregoing; and

(c)	any and rights, remedies, Guarantees, and security interests in respect of the foregoing, all rights of enforcement and collection, and all rights under the Financing Documents in respect of the foregoing, all information and data compiled or derived by any Borrower or to which any Borrower is entitled in respect of or related to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing.

Exhibit B

New Secured Notes Indenture

GOODMAN NETWORKS INCORPORATED

8.000% SENIOR SECURED NOTES DUE 2022

INDENTURE

Dated as of May 31, 2017

UMB BANK, NATIONAL ASSOCIATION,

as Trustee,

and

U.S. BANK NATIONAL ASSOCIATION,

as Collateral Agent

CROSS-REFERENCE TABLE*

Trust Indenture Act Section	Indenture Section

310(a)(1)	7.10

(a)(2)	7.10

(a)(3)	N.A.

(a)(4)	N.A.

(a)(5)	7.10

(b)	7.10

311(a)	7.11

(b)	7.11

(c)	N.A.

312(a)	2.05

(b)	14.03

313(a)	7.06

(b)(1)	10.08

(b)(2)	7.06; 7.07

(c)	7.06; 10.08; 14.02

(d)	7.06

314(a)	4.03; 14.02; 14.05

(b)	N.A.

(c)(1)	14.05

(c)(2)	14.05

(c)(3)	N.A.

(d)	10.08

(e)	14.05

(f)	N.A.

315(a)	7.01

(b)	7.05; 14.02

(c)	7.01

(d)	7.01

(e)	6.11

316(a) (last sentence)	2.09

(a)(1)(A)	6.05

(a)(1)(B)	6.04

(a)(2)	N.A.

(b)	6.07; 10.05

(c)	2.12

317(a)(1)	6.08

(a)(2)	6.09

(b)	2.04

318(a)	14.01

(b)	N.A.

(c)	14.01

N.A. means not applicable.

*	This Cross Reference Table is not part of the Indenture.

i

SCHEDULE

Schedule 1.01(a)	LIST OF COMPETITORS

EXHIBITS

Exhibit A	FORM OF NOTE
Exhibit B	[RESERVED]
Exhibit C	[RESERVED]
Exhibit D	[RESERVED]
Exhibit E	FORM OF NOTATION OF GUARANTEE
Exhibit F	FORM OF SUPPLEMENTAL INDENTURE
Exhibit G	[RESERVED]
Exhibit H	FORM OF INTERCREDITOR AGREEMENT
Exhibit I	FORM OF PLEDGE AND SECURITY AGREEMENT

v

INDENTURE dated as of May 31, 2017 by and among Goodman Networks Incorporated, a Texas corporation, UMB Bank, National Association, as Trustee, and U.S. Bank National Association, as Collateral Agent.

The Company, the Trustee and the Collateral Agent agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined) of the 8.000% Senior Secured Notes due 2022 (the “Notes”):

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01 Definitions.

“ABL Priority Collateral” has the meaning set forth in the Intercreditor Agreement.

“ABL Representative” has the meaning set forth in the Intercreditor Agreement.

“Act of Required Holders” means, as to any matter, a direction in writing delivered to the Collateral Agent by the Holders representing more than 50% of the aggregate principal amount of the Notes then outstanding voting as a single class.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Notes” means additional Notes (other than the Initial Notes) issued under this Indenture in accordance with Sections 2.02 and 4.09 hereof, as part of the same series as the Initial Notes.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Agent” means any Registrar, co-registrar, Paying Agent or additional paying agent.

“Applicable Period” means each fiscal quarter of the Company, commencing with the first full fiscal quarter that begins following May 31, 2017.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the Note; or

(2) the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the Note at the third anniversary of the date of this Indenture, (such redemption price being set forth in the table appearing in Section 3.07 hereof) plus (ii) all required interest payments due on the Note through the third anniversary of the date of this Indenture, (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the Note.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

“Asset Sale” means:

(1) any Casualty Event or (ii) the sale, lease, conveyance or other disposition of any assets or rights by the Company or any of the Company’s Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by Section 4.15 hereof and/or Section 5.01 hereof, and not by Section 4.10 hereof; and

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any of the Company’s Restricted Subsidiaries of Equity Interests in any of the Company’s Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.5 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries that are Guarantors;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company that is a Guarantor;

(4) the sale, lease or other transfer of products, services, inventory or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of the Company, no longer economically practicable to maintain or useful in the conduct of the business of the Company and its Restricted Subsidiaries taken as whole);

(5) licenses and sublicenses by the Company or any of its Restricted Subsidiaries of software or intellectual property or other general intangibles in the ordinary course of business;

(6) any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(7) the granting of Liens not prohibited by Section 4.12 hereof;

(8) the sale or other disposition of cash or Cash Equivalents;

(9) a Restricted Payment that does not violate Section 4.07 hereof or a Permitted Investment;

(10) dispositions of Investments or receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements; and

(11) the sale of receivables resulting from that certain supplier agreement with the Company, as supplier, and Citibank, N.A., or other financial institutions from time to time parties to such agreement or similar supplier agreements, in each case with respect to certain receivables from AT&T Services, Inc. or its Affiliates, on terms and conditions substantially similar to the terms and conditions of such agreements in existence on the date hereof.

“Bankruptcy Code” means the United States Bankruptcy Code (11 U.S.C. § 101 et seq.), as amended from time to time.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the board of directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing clauses (1) through (4) any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Casualty Event” means any taking under power of eminent domain or similar proceeding and any insured loss, in each case relating to property or other assets that constituted Collateral.

“CFC” means “controlled foreign corporation” as defined in Section 957 of the Internal Revenue Code.

“CFC Holdco” means any Subsidiary (i) that is a disregarded entity for U.S. federal income tax purposes and (ii) substantially all of the assets of which consist of Capital Stock of one or more CFC Holdcos or Controlled Foreign Corporations.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act));

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined above)), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares;

(4) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the outstanding shares of the Voting Stock of such surviving or transferee Person (immediately after giving effect to such transaction); or

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Clearstream” means Clearstream Banking, S.A.

“Collateral” means all assets, whether now owned or hereafter acquired by Company or any Guarantor, in which a Lien is granted or purported to be granted to any Secured Party as security for any Notes Obligations (including, but not limited to, Accounts, Chattel Paper, Documents, General Intangibles, Instruments, Intellectual Property (as defined in the Notes Security Agreement), Insurance (as defined in the Notes Security Agreement), Inventory, Investment Related Property (as defined in the Notes Security Agreement), Letters of Credit and Letter-of-Credit Rights, Payment Intangibles, Receivables (as defined in the Notes Security Agreement), Receivables Records (as defined in the Notes Security Agreement), Supporting Obligations, Deposit Accounts, Money, cash and cash equivalents, Commercial Tort Claims, Equipment, Goods, and accessions to, substitutions for, and replacements, proceeds of Notes Collateral (as defined in the Intercreditor Agreement ) and products of the foregoing, together with all books and records, customer lists, credit files, computer files, programs, printouts, and other computer materials and records related thereto and any General Intangibles at any time evidencing or relating to any of the foregoing, and all other assets of Company and each Guarantor now or hereafter as set forth in the Security Documents), to the extent not otherwise included above, all other personal property of any kind and all Collateral Records, Collateral Support and Supporting Obligations relating to any of the foregoing, and to the extent not otherwise included above, all Proceeds, products, accessions, rents and profits of or in respect of any of the foregoing, excluding, for the avoidance of doubt, Excluded Assets. Capitalized terms used in this definition but not otherwise defined in this Indenture shall have the respective meaning given to such term in the Uniform Commercial Code as in effect from time to time in the State of New York (and, if defined in more than one Article thereof, shall have the meaning given in Article 9 thereof).

“Collateral Agent” means U.S. Bank National Association, in its capacity as collateral agent hereunder and under the Security Documents and under the Intercreditor Agreement, together with its successors in such capacity.

“Collateral Proceeds Account” means one or more deposit accounts or securities accounts established or maintained by the Company, any Guarantor or the Collateral Agent or its agent for the sole purpose of holding the proceeds of any sale or other disposition of any Notes Priority Collateral that are required to be held in trust in such account or accounts pursuant to the terms of any Notes Document.

“Company” means Goodman Networks Incorporated, a Texas corporation, and any and all successors thereto.

“Competitor” means a Person that is currently, or to the knowledge of the Board of Directors, has taken reasonable steps to be in the business of providing any of the following services: (1) onsite installation, upgrade or maintenance of satellite television systems, digital cable television, high speed internet, video surveillance, home security, home and business internet of things solutions, commercial audio/video solutions, digital media solutions or related activities; (2) outside plant engineering or design, engineering, construction, installation, deployment or maintenance of wireless, small cell, DAS or wireline networks; and (3) any material line of business into which the Company or its Subsidiaries enter as determined by the Board of Directors in good faith (at which time the Company shall update the list of Competitors maintained and published on its secure website); provided, however, that Genesis Networks Enterprises, LLC and its Affiliates shall not be deemed to be a Competitor; provided further, however, that private investors, money managers and registered investment advisers shall not be deemed to be a Competitor unless they control, are controlled by, or are under common control with, a Competitor. Holders of, and prospective investors in, the Notes, common stock and PIK Preferred Stock of the Company are entitled to rely on a list of Competitors in the form of Schedule 1.01(a) maintained and published by the Company on its secure website and such Schedule may be modified from time to time by the Board of Directors. As of the date hereof, the list of Competitors is set forth on Schedule 1.01(a) hereto.

“Competitor Affiliate” means, with respect to any Competitor, any Person which directly or indirectly controls, is controlled by or is under common control with, such Competitor. For purposes of this definition, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Competitor, whether through ownership of voting securities, by contract or otherwise. Without limiting the foregoing, a Person shall be deemed to control a Competitor if it (i) has the contractual right to appoint, elect or cause the election of, a majority of the directors, managers or other managing authority, or (ii) beneficially owns, directly or indirectly, at least a majority of the outstanding equity securities or other ownership interests entitled to vote for the election of, or appoint, directors, managers or other managing authority.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits and state, franchise and similar taxes and foreign withholding taxes of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) all consolidated interest expense of such Person and its Restricted Subsidiaries, determined in accordance with GAAP, for such period to the extent that such consolidated interest expense was deducted in computing such Consolidated Net Income; plus

(4) all Fixed Charges of such Persons and its Restricted Subsidiaries, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(5) any foreign currency translation losses (including losses related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such losses were taken into account in computing such Consolidated Net Income; plus

(6) any expense or deduction taken related to expenses or fees to enter into this Indenture and the Existing ABL Agreement; plus

(7) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; plus

(8) [reserved]; plus

(9) [reserved]; plus

(10) [reserved]; plus

(11) any fees and expenses (including reasonable legal fees) relating to the consummation of any acquisition or the making of Investments permitted hereunder; plus

(12) any fees and expenses relating to the issuance of Equity Interests or Indebtedness permitted hereunder; plus

(13) any extraordinary, exceptional, unusual or non-recurring restructuring redundancy or severance loss, charge or expense, to the extent such losses, charges or expenses were deducted in computing such Consolidated Net Income; minus

(14) any foreign currency translation gains (including gains related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such gains were taken into account in computing such Consolidated Net Income; minus

(15) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated EBITDA of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (loss) of any Unrestricted Subsidiary of such Person), determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1) all extraordinary gains (but not losses) and all gains (but not losses) realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain, will be excluded;

(2) the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3) the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided, that the Consolidated Net Income of such Person shall be, increased by the amount of dividends or similar distributions that are actually paid in cash to such Person in respect of such period, to the extent not already included therein; and

(4) the cumulative effect of a change in accounting principles will be excluded.

“Consolidated Tangible Assets” means of any Person as of any date means the total assets of such Person and its Restricted Subsidiaries as of the most recent fiscal quarter end for which a consolidated balance sheet of such Person and its Restricted Subsidiaries is available, minus total goodwill and other intangible assets of such Person and its Subsidiaries reflected on such balance sheet, all calculated on a consolidated basis in accordance with generally accepted accounting principles.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of this Indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Corporate Trust Office of the Collateral Agent” will be at the address of the Collateral Agent specified in Section 14.02 hereof or such other address to which the Collateral Agent may give notice to the Company and Trustee.

“Corporate Trust Office of the Trustee” will be at the address of the Trustee specified in Section 14.02 hereof or such other address as to which the Trustee may give notice to the Company and Collateral Agent.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Existing ABL Agreement), credit agreements, commercial paper facilities, note purchase agreements, indentures, or other agreements, in each case with banks, lenders, purchasers, investors, trustees, agents or other representatives of any of the foregoing, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables or interests in receivables to such lenders or other persons or to special purpose entities formed to borrow from such lenders or other persons against such receivables or sell such receivables or interests in receivables), letters of credit, Notes or other borrowings or other extensions of credit, including any Notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time, including any replacement, refunding or refinancing facility or agreement that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds entities as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders, or otherwise.

“Custodian” means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of or collection or payment on such Designated Non-cash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.07 hereof. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any Guarantor.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale either (1) of Equity Interests of the Company by the Company (other than Disqualified Stock and other than to a Subsidiary of the Company) or (2) of Equity Interests of a direct or indirect parent entity of the Company (other than to the Company or a Subsidiary of the Company) to the extent that the net proceeds therefrom are contributed to the common equity capital of the Company.

“Euroclear” means Euroclear Bank, S.A./N.V., as operator of the Euroclear system.

“Excess Cash Flow” means, for any Applicable Period, the remainder (if positive) of

(a) the sum of, without duplication:

(i) Consolidated EBITDA for such Applicable Period;

(ii) the decrease, if any, in working capital of the Company and its Restricted Subsidiaries on a consolidated basis from the first day to the last day of such Applicable Period;

(iii) the proceeds of Asset Sales during such Applicable Period to the extent (x) not reinvested (or committed to be reinvested) by the Company or a Restricted Subsidiary pursuant to the terms hereof and (y) the Company has made an Asset Sale Offer pursuant to Section 4.10 hereof that has not been accepted by Holders of Notes and Excess Proceeds remain therefrom; and

(iv) cash that is released from escrow during such Applicable Period and restricted cash on hand at the beginning of such Applicable Period that is released from being restricted cash during such Applicable Period; minus

(b) the sum of, without duplication:

(i) the aggregate amount of all capital expenditures made by the Company and its Restricted Subsidiaries during such Applicable Period to the extent funded with internally generated cash in an amount not to exceed $1.5 million per Applicable Period;

(ii) the increase, if any, in working capital of the Company and its Restricted Subsidiaries on a consolidated basis from the first day to the last day of such Applicable Period;

(iii) the aggregate amount of consolidated interest expense of the Company and its Restricted Subsidiaries for such Applicable Period actually paid in cash during such Applicable Period;

(iv) the aggregate amount of taxes actually paid in cash by the Company and its Restricted Subsidiaries to the extent funded with internally generated cash during such Applicable Period;

(v) the aggregate amount of dividends in respect of the PIK Preferred Stock actually paid in cash by the Company and its Restricted Subsidiaries during such Applicable Period;

(vi) any amounts that are applied to redeem the PIK Preferred Stock by the Company during such Applicable Period up to an aggregate amount of $10.0 million for all Applicable Periods; and

(vii) an amount equal to expenses that were added back in calculating Consolidated EBITDA to the extent such expenses were actual cash expenditures during such Applicable Period.

“Excess Cash Flow Amount” means for any Applicable Period, an amount equal to the lesser of (i) the applicable Excess Cash Flow Percentage for such Applicable Period multiplied by the Excess Cash Flow during such Applicable Period and (ii) Excess Net Cash on the last day of such Applicable Period; provided, that if the Excess Cash Flow Amount is less than or equal to $1.0 million during any Applicable Period, the Company shall not be required to make an Excess Cash Flow Offer in respect of the Notes during such Applicable Period and such Excess Cash Flow Amount shall be added to the Excess Cash Flow Amount for each subsequent Applicable Period until the Excess Cash Flow Amount for any one Applicable Period exceeds $1.0 million; provided, further, that the foregoing proviso shall not apply to Excess Cash Flow Amounts applied to the redemption of the PIK Preferred Stock.

“Excess Cash Flow Percentage” means (a) on or prior to the date upon which the PIK Preferred Stock has been redeemed in full, (i) (A) 75% of Excess Cash Flow or (B) at the option of the Company, a percentage greater than 75% and not to exceed 100%, in each case if the Leverage Ratio is greater than or equal to 3.50 to 1.00 and (ii) (B) 50% of Excess Cash Flow or (B) at the option of the Company, a percentage greater than 50% and not to exceed 100%, in each case if the Leverage Ratio is less than 3.50 to 1.00 and (b) after the date upon which the PIK Preferred Stock has been redeemed in full, 50% of Excess Cash Flow or, at the option of the Company, any amount greater than 50% and not to exceed 100%.

“Excess Net Cash” means, as of any date, Net Cash minus $15,000,000.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means any general intangibles of Company or any Guarantor to the extent that (i) such general intangibles are not assignable or capable of being encumbered as a matter of law or under the terms of any license or other agreement applicable thereto (but solely to the extent that any such restriction shall be enforceable under applicable law) without the consent of the licensor thereof or other applicable party thereto and (ii) such consent has not been obtained.

“Excluded Domestic Holdco” means a Domestic Subsidiary substantially all of the assets of which consist of Capital Stock of one or more Excluded Domestic Holdcos, CFCs or CFC Holdcos.

“Existing ABL Agreement” means that certain Credit and Security Agreement dated as of the date hereof (as hereafter amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time) by and among the Company, as a borrower, Multiband Field Services, Inc., as a borrower, Goodman Network Services, LLC, as a borrower, MidCap Financial Trust, as agent or any successor agent thereto (the “ABL Agent”) and lender, certain financial institutions and other entities from time to time party thereto.

“Existing Indebtedness” means all Indebtedness of the Company and its Subsidiaries (other than Indebtedness described in clauses (1) and (3) of the definition of Permitted Debt) in existence on the date of this Indenture, until such amounts are repaid.

“Existing Indenture” means that certain Indenture, dated as of June 23, 2011 (as amended prior to the date hereof), between the Company and Wells Fargo Bank, National Association, as trustee.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in this Indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of (a) the Consolidated EBITDA of such Person for such period minus non-financed capital expenditures (including capital expenditures financed with the proceeds of any Indebtedness) paid or payable currently in cash by the Company or any of its Subsidiaries for such period to (b) the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (in accordance with Regulation S-X under the Securities Act) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) all scheduled amortization payments of principal paid or due and payable during such period by the Company or any of its Restricted Subsidiaries in respect of any Indebtedness (including scheduled payments of the principal portion of Capital Lease Obligations); plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings; plus

(3) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, plus

(4) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(5) all Restricted Payments made by such Person and its Restricted Subsidiaries during such period, including payments in respect of the PIK Preferred Stock (whether in the form of redemption of the PIK Preferred Stock or cash dividends or pay-in-kind accretion in respect of the PIK Preferred Stock); provided, however, that the first $10.0 million in the aggregate for the term of this Indenture paid in respect of redemptions of the PIK Preferred Stock shall be excluded from the calculation of Fixed Charges for the period or periods during which such redemptions are made; plus

(6) the aggregate amount of federal, state, local and foreign income taxes and franchise and similar taxes paid by such Person and its Restricted Subsidiaries paid in cash during such period; plus

(7) to the extent not already included in the foregoing clauses (5) and (6), the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests paid prior to the date of this Indenture or payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of this Indenture.

“Global Note Legend” means the legend set forth in Section 2.06(d) hereof, which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Global Notes deposited with or on behalf of and registered in the name of the Depository or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, issued in accordance with Section 2.01 hereof.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of this Indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of this Indenture.

“Hedging Obligations” means, with respect to Company or any Guarantor, any obligations of such Company or Guarantor owed to any ABL Creditor (or any of its affiliates) in respect of any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“Holder” means a Person in whose name a Note is registered.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any Guarantor.

“Indebtedness” means, with respect to any specified Person, any Indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, Notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” means the first $112.5 million aggregate principal amount of Notes issued under this Indenture on the date hereof.

“Insolvency Proceeding” means:

(1) any case commenced by or against Company or any Guarantor under the Bankruptcy Code or any similar federal, state or foreign law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of Company or any Guarantor, any receivership or assignment for the benefit of creditors relating to Company or any Guarantor or any similar case or proceeding relative to Company or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of, or relating to, Company or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, unless otherwise permitted by the ABL Documents and the Notes Documents;

(3) any proceeding seeking the appointment of a trustee, receiver, liquidator, custodian or other insolvency official with similar powers with respect to Company or any Guarantor or any of their respective assets;

(4) any other proceeding of any type or nature in which substantially all claims of creditors of Company or any Guarantor are determined and any payment or distribution is or may be made on account of such claims; or

(5) an analogous procedure or step in any jurisdiction.

“Intercreditor Agreement” means the Intercreditor Agreement, substantially in the form attached hereto as Exhibit H, dated as of the date of this Indenture, among Company, the Guarantors, MidCap Financial Trust, as ABL Agent, and the Collateral Agent, as amended, modified, supplemented, replaced, restated or amended and restated from time to time.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to Officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of Section 4.07 hereof. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of Section 4.07 hereof Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Leverage Ratio” means, for any Applicable Period of the Company and its Restricted Subsidiaries, the ratio of (x) the sum of (i) the aggregate principal balance of Indebtedness under the Notes and (ii) the aggregate amount of PIK Preferred Stock, in each case outstanding on the last day of such Applicable Period to (y) the Consolidated EBITDA of the Company and its Restricted Subsidiaries for the four consecutive fiscal quarters ending on the last day of such Applicable Period, with such adjustments to the amount of Indebtedness and Consolidated EBITDA as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgages” means the mortgages, deeds of trust, deeds to secure the Notes Obligations or other similar documents securing Liens on the premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

“Net Cash” means, as of any date, unrestricted cash of the Company and its Restricted Subsidiaries minus borrowings in an amount not to exceed $15.0 million under any Credit Facilities permitted pursuant to Section 4.09(b)(1).

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any reasonable tax sharing arrangements, to be applied to the repayment of Indebtedness other than any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under this Indenture and the Notes, executed pursuant to the provisions of this Indenture.

“Notes” has the meaning assigned to it in the preamble to this Indenture. The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture; provided, however, that if such Additional Notes are issued under the same CUSIP, either (i) such Additional Notes must constitute the “same issue” as the Initial Notes within the meaning of U.S. Treasury Regulation Section 1.1275-1(f) or a “qualified reopening” pursuant to U.S. Treasury Regulation Section 1.1275-2(k) or (ii) the Initial Notes and such Additional Notes must be issued with no more than a de minimis amount of original issue discount for U.S. federal income tax purposes. Unless the context otherwise requires, all references to the Notes shall include the Initial Notes and any Additional Notes.

“Notes Documents” means the Indenture, the Notes, the Notes Guarantee and each Security Document.

“Notes Obligations” means (a) all principal of and interest (including without limitation any post-petition interest) and premium (if any) on all Indebtedness under this Indenture, (b) all guarantee obligations, indemnities, fees, expenses and other amounts payable from time to time pursuant to the Notes Documents, in each case whether or not allowed or allowable in an Insolvency Proceeding and (c) all other Obligations in respect thereof.

“Notes Priority Collateral” has the meaning set forth in the Intercreditor Agreement.

“Notes Representative” has the meaning set forth in the Intercreditor Agreement and shall mean the Collateral Agent as directed by the Trustee who is acting in accordance with the direction of the Holders pursuant to Act of Required Holders.

“Notes Security Agreement” means that certain Pledge and Security Agreement, dated as of the date hereof, by and among the Company, each of the grantors parties thereto and U.S. Bank National Association, as Collateral Agent, as amended, modified, supplemented, replaced, restated or amended and restated from time to time.

“Obligations” means (a) any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any Insolvency Proceeding at the specified rate, including the post-default rate hereunder (if applicable) and any applicable post-default rate specified in the ABL Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Indebtedness and (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of Company and the Guarantors under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the General Counsel, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the chief executive officer, the chief financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of Section 14.05 hereof.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee, that meets the requirements of Section 14.05 hereof to the extent applicable. The counsel may be counsel to the Company, any Subsidiary of the Company or the Trustee.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

“Permitted Business” means any business that is the same as, or reasonably related, ancillary or complementary to, any of the businesses in which the Company and its Restricted Subsidiaries are engaged on the date of this Indenture.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company that is a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.10 hereof;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(7) [reserved];

(8) loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $1.0 million at any one time outstanding; provided, that no individual employee of the Company shall receive loans and advances in an aggregate amount in excess of $25,000;

(9) repurchases of the Notes;

(10) any guarantee of Indebtedness permitted to be incurred by Section 4.09 hereof other than a guarantee of Indebtedness of an Affiliate of the Company that is not a Restricted Subsidiary of the Company;

(11) any Investment existing on, or made pursuant to binding commitments existing on, the date of this Indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of this Indenture; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the date of this Indenture or (b) as otherwise permitted under this Indenture;

(12) Investments acquired after the date of this Indenture as a result of the acquisition by the Company or any Restricted Subsidiary of the Company of another Person, including by way of a merger, amalgamation or consolidation with or into the Company or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under Section 5.01 hereof after the date of this Indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(13) other Investments in any Person other than an Affiliate of the Company that is not a Subsidiary of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding not to exceed $5.0 million;

(14) receivables owing to, the Company or any Restricted Subsidiary created or acquired in the ordinary course of business;

(15) Investments in the nature of deposits with respect to lease provided to third parties in the ordinary course of business; and

(16) prepaid expenses, deposits, advances, or extensions of trade credit in the ordinary course of business by the Company or any of its Restricted Subsidiaries.

“Permitted Liens” means:

(1) Liens held by the Collateral Agent on the Collateral securing the Notes Obligations;

(2) Liens on the Collateral securing Indebtedness incurred pursuant to clause (1) of the definition of Permitted Debt, so long as such Liens on the Notes Priority Collateral are subordinated to the Liens on the Notes Priority Collateral securing the Notes Obligations pursuant to the Intercreditor Agreement;

(3) Liens in favor of the Company or any Restricted Subsidiary that is a Guarantor;

(4) Liens on property or Capital Stock of a Person existing at the time such Person is acquired by, merged with or into or consolidated, combined or amalgamated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to and were not incurred in connection with or in contemplation of, such merger, acquisition, consolidation, combination or amalgamation and do not extend to any assets other than those of the Person acquired by or merged into or consolidated, combined or amalgamated with the Company or the Restricted Subsidiary;

(5) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to and were not incurred in connection with or in contemplation of, such acquisition and de not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(6) Liens to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers compensation obligations, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to, assure payment of such obligations);

(7) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of Section 4.09(b) hereof covering only the assets acquired with or financed by such Indebtedness;

(8) Liens existing on the date of this Indenture, other than liens set forth in clauses (1) and (2) above;

(9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10) Liens imposed by law (other than with respect to tax), such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(11) survey exceptions, easements or reservations of, or rights of others for, Licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture (other than with respect to Indebtedness incurred pursuant to clauses (1) or (3) of the definition of Permitted Debt); provided that (a) the new Lien shall be limited to all or part of the same property and assets that secured the original Lien, and (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13) Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(14) filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases;

(15) bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(16) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(17) Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18) grants of software and other technology licenses in the ordinary course of business;

(19) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(20) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(21) Liens on leases, subleases or sublicenses granted to others in the ordinary course of business that do not interfere in any material respect to the business of the Company or any Restricted Subsidiary; and

(22) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations arising under that certain Home Services Provider Agreement, between the Company and DirectTV, in existence on the date of this Indenture, and any other similar agreements, including any master service agreements, entered into with DirectTV after the date of this Indenture (collectively, the “HSP Agreements”), in an aggregate amount not to exceed, at any one time outstanding, the greater of (x) $25.0 million and (y) 7.5% of revenue of the Company and its Restricted Subsidiaries on a consolidated basis attributable to the HSP Agreements for the last twelve months.

“Permitted Prior Liens” means:

(1) Liens on the ABL Priority Collateral described in clause (2) of the definition of “Permitted Liens;”

(2) Liens described in clauses (4), (5), (7), (8) or (11) of the definition of “Permitted Liens;” and

(3) Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the Security Documents.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the Notes;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary of the Company that was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and is guaranteed only by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“PIK Preferred Stock” means, collectively, three series of new payment-in-kind preferred stock issued by the Company having an initial liquidation value of (a) $80,000,000, in respect of the holders of senior secured notes of the Company under the Existing Indenture, (b) $20,000,000, in respect of certain Principals and (c) $5,000,000, in respect of the management incentive plan of the Company, which preferred stock shall, in the case of clause (a), be issued by the Company on the date of this Indenture.

“Plan” means, with respect to the Company, the Debtors’ Joint Prepackaged Chapter 11 Plan of Reorganization filed on March 13, 2017, as may be amended or modified from time to time and including all exhibits and supplements thereto.

“Principals” means any member of the Goodman family who is a shareholder of the Company on the date of this Indenture.

“Public Equity Offering” means an offer and sale of Capital Stock (other than Disqualified Stock) of the Company or any direct or indirect parent company thereof, as the case may be, pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company or any direct or indirect parent company thereof).

“Reincorporation” means the reincorporation of the Company from a Texas domiciled corporation to a Delaware domiciled corporation, which reincorporation is to be accomplished by the conversion of the Company from a Texas corporation into a Delaware corporation.

“Replacement Assets” means (1) tangible assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Responsible Officer” when used with respect to the Trustee or the Collateral Agent, means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee or the Collateral Agent who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Sale of a Guarantor” means (1) any Asset Sale to the extent involving a sale, lease, conveyance or other disposition of a majority of the Capital Stock of a Guarantor or (2) the issuance of Equity Interests by a Guarantor, other than (a) an issuance of Equity Interests by a Guarantor to the Company or another Guarantor and (b) an issuance of directors’ qualifying shares.

“Sale of Notes Priority Collateral” means any Asset Sale to the extent involving a sale, lease, conveyance or other disposition of Notes Priority Collateral.

“SEC” means the Securities and Exchange Commission.

“Secured Parties” means the Trustee, the Collateral Agent, the Holders any other holders of the Notes Obligations.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Documents” means the Notes Security Agreement, all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by Company or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Agent, for the benefit of any of the Secured Parties, in each case, as amended, supplemented, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Senior Interest Coverage Ratio” means with respect to the Company and its Subsidiaries on a consolidated basis for any period, the ratio of (a) Consolidated EBITDA for such period to (b) Senior Interest Expense for such period, with such adjustments to the amount of Consolidated EBITDA and Senior Interest Expense as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Senior Interest Expense” means with respect to the Company and its Subsidiaries for any period, consolidated interest expense for such period to the extent such amounts are paid in cash for such period in respect of (a) the Notes and (b) the Credit Facilities incurred pursuant to Section 4.09(b)(1), excluding pay-in-kind interest expense or other non-cash interest expense.

“Senior Secured Leverage Ratio” means, for any Applicable Period of the Company and its Restricted Subsidiaries, the ratio of (x) the sum of (i) the aggregate principal balance of Indebtedness under the Notes and (ii) the aggregate principal balance of Indebtedness incurred pursuant to Section 4.09(b)(1), in each case outstanding on the last day of such Applicable Period to (y) the Consolidated EBITDA of the Company and its Restricted Subsidiaries for the four consecutive fiscal quarters ending on the last day of such Applicable Period, with such adjustments to the amount of Indebtedness and Consolidated EBITDA as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1 -02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of this Indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of this Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“TIA” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical

Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the third anniversary of the date of this Indenture; provided, however, that if the period from the redemption date to the third anniversary of the date of this Indenture is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used. The Company will (a) calculate the Treasury Rate at least two Business Days prior to the applicable redemption date and (b) prior to such redemption date file with the Trustee an Officers’ Certificate setting forth the Applicable Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

“Trustee” means UMB Bank, National Association, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in the applicable jurisdiction.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by Section 4.11 hereof, is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

Section 1.02 Other Definitions.

Term	Defined in Section
“Affiliate Transaction”	4.11
“Asset Sale Offer”	3.09
“Authentication Order”	2.02
“Ballot Notice”	4.20
“Change of Control Offer”	4.15
“Change of Control Payment”	4.15
“Change of Control Payment Date”	4.15
“Covenant Defeasance”	8.03
“DTC”	2.03
“Event of Default”	6.01
“Excess Cash Flow Redemption”	4.19
“Excess Proceeds”	4.10
“Holder Beneficiary Sections”	4.20
“incur”	4.09
“Legal Defeasance”	8.02
“MBE-Qualified Director”	4.20
“Nomination Deadline”	4.20
“Noteholder Director Nominee”	4.20
“Noteholder Director Notice”	4.20
“Noteholder Director Vacancy Notice”	4.20

“Noteholder Directors”	4.20
“Offer Amount”	3.09
“Offer Period”	3.09
“Paying Agent”	2.03
“Permitted Debt”	4.09
“Payment Default”	6.01
“Purchase Date”	3.09
“Registrar”	2.03
“Restricted Payments”	4.07
“Shareholders’ Agreement”	4.20
“Successor Guarantor”	11.04
“Voting Deadline”	4.20

Section 1.03 Incorporation by Reference of Trust Indenture Act.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

The following TIA term used in this Indenture has the following meaning: “obligor” on the Notes and the Note Guarantees means the Company and the Guarantors, respectively, and any successor obligor upon the Notes and the Note Guarantees, respectively.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

Section 1.04 Rules of Construction.

Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and in the plural include the singular;

(5) “will” shall be interpreted to express a command;

(6) provisions apply to successive events and transactions; and

(7) references to sections of or rules under the Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time;

(8) unless the context otherwise requires, any reference to an “Article,” “Section” or “clause” refers to an Article, Section or clause, as the case may be, of this Indenture;

(9) words used herein implying any gender shall apply to both genders;

(10) the words “including,” “includes” and similar words shall be deemed to be followed by “without limitation”; and

(11) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision.

Section 1.05 Intercreditor Agreement.

(a) Each Holder, by accepting a Note, agrees, and the Trustee and Collateral Agent each agree, that this Indenture is subject to the terms of the Intercreditor Agreement, that such Holder’s and the respective rights and benefits of each of the Trustee and Collateral Agent hereunder are limited accordingly, that such Holder’s and the Trustee’s and the Collateral Agent’s respective rights and benefits are subject to all relevant provisions of the Intercreditor Agreement and that such Holder shall comply with the provisions of the Intercreditor Agreement applicable to such Holder in its capacity as such as if such Holder were a party thereto. In the event of any conflict between the terms of this Indenture and the Intercreditor Agreement with respect to the rights, privileges, protections, indemnities and exemptions of the Trustee (in any of its capacities hereunder) or the Collateral Agent, the terms of this Indenture shall control. The Trustee acknowledges that it shall be treated as a Notes Secured Party in accordance with the Intercreditor Agreement. For the avoidance of doubt, the Collateral Agent, acting as Notes Representative, is the only party authorized to take actions on behalf of the Notes Secured Parties under the Intercreditor Agreement. In the event of a conflict between this Indenture and the Intercreditor Agreement with respect to an Enforcement Action (as defined in the Intercreditor Agreement) against the Collateral or with respect to the release of any Junior Lien (as defined in the Intercreditor Agreement) on the ABL Priority Collateral, the Intercreditor Agreement shall control.

(b) Each Holder, by accepting a Note, hereby:

(1) authorizes and directs the Collateral Agent to execute and deliver:

(A) the Intercreditor Agreement;

(B) the Pledge and Security Agreement substantially in the form attached hereto as Exhibit I;

(C) each applicable Trademark Security Agreement substantially in the form attached to the Pledge and Security Agreement as Exhibit E thereto;

(D) each applicable Deposit Account Control Agreement substantially in the form attached to the Pledge and Security Agreement as Exhibit D thereto (or such other agreement in form and substance reasonably satisfactory to the Collateral Agent); and

(E) each other Security Document as contemplated thereby; and

(2) agrees to be bound by the terms of the Intercreditor Agreement.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating.

(a) General. The Notes and the Trustee’s certificate of authentication will be substantially in the form of Exhibit A. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note will be dated the date of its authentication. The Notes shall be in integral multiples of $1.00.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) Global Notes. Notes issued in global form will be substantially in the form of Exhibit A hereto (including the Global Note Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Notes issued in definitive form will be substantially in the form of Exhibit A hereto (but without the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

Section 2.02 Execution and Authentication.

At least one Officer must sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee will, upon receipt of a written order of the Company signed by two Officers (an “Authentication Order”), authenticate Notes for original issue that may be validly issued under this Indenture, including any Additional Notes. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 hereof.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

Section 2.03 Registrar and Paying Agent.

The Company will maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar will keep a register of the Notes and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company will notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

The Company initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Notes.

The Company initially appoints the Trustee to act as the Registrar and Paying Agent and to act as Custodian with respect to the Global Notes.

Section 2.04 Paying Agent to Hold Money in Trust.

The Company will require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium on, if any, or interest on the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary) will have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it will segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee will serve as Paying Agent for the Notes.

Section 2.05 Holder Lists.

The Trustee will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA §312(a). If the Trustee is not the Registrar, the Company will furnish to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes and the Company shall otherwise comply with TIA §312(a).

Section 2.06 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes will be exchanged by the Company for Definitive Notes if:

(1) the Company delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 days after the date of such notice from the Depositary;

(2) the Company in its sole discretion determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the Notes.

Upon the occurrence of either of the preceding events in (1) or (2) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b) hereof.

(b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Transfers of beneficial interests in the Global Notes also will require compliance with either subparagraph (1) or (2) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(1) All Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests, the transferor of such beneficial interest must deliver to the Registrar either:

(A) both:

(1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase; or

(B) both:

(1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above.

(c) Transfer and Exchange of Definitive Notes for Definitive Notes. If Definitive Notes are issued hereunder, upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(c), the Registrar will register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder must provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(c).

(d) Legends. The following legend will appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO

SECTION 2.06 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(e) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note will be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(f) General Provisions Relating to Transfers and Exchanges.

(1) To permit registrations of transfers and exchanges, the Company will execute and the Trustee will authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar’s request.

(2) No service charge will be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.09, 4.10, 4.15, 4.19 and 9.05 hereof).

(3) The Registrar will not be required to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(4) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes will be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(5) Neither the Registrar nor the Company will be required:

(A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection;

(B) to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

(C) to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

(6) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(7) The Trustee will authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.02 hereof.

(8) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

(9) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Participants or an Indirect Participant) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof. The Trustee shall have no obligation or duty to monitor the Company’s compliance with state and federal securities laws.

Section 2.07 Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company will issue and the Trustee, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee’s requirements are met. If required by the Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.

Every replacement Note is an additional obligation of the Company and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08 Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned will be so disregarded.

Section 2.10 Temporary Notes.

Until certificates representing Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Company considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Company will prepare and the Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.11 Cancellation.

The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy canceled Notes (subject to the record retention requirement of the Exchange Act). Certification of the destruction of all canceled Notes will be delivered to the Company. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12 Defaulted Interest.

If the Company defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Company will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Company will fix or cause to be fixed each such special record date and payment date; provided that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) will mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.13 Global Notes.

Neither the Trustee nor any Agent shall have any responsibility for any actions taken or not taken by the Depositary.

Section 2.14 CUSIP and ISIN Numbers.

The Company in issuing the Notes may use “CUSIP” and corresponding “ISIN” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” and corresponding “ISIN” numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the “CUSIP” and corresponding “ISIN” numbers.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee.

If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 hereof or is required to redeem the Notes in accordance with Section 4.10 or 4.19 hereof, it must furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date, an Officers’ Certificate setting forth:

(1) the clause of this Indenture pursuant to which the redemption shall occur;

(2) the redemption date;

(3) the principal amount of Notes to be redeemed; and

(4) the redemption price.

Section 3.02 Selection of Notes to Be Redeemed or Purchased.

If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, the Trustee will select Notes for redemption or purchase on a pro rata basis (or, in the case of Notes issued in global form pursuant to Article 2 hereof, based on a method that most nearly approximates a pro rata selection as the Trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

In the event of partial redemption or purchase by lot, the particular Notes to be redeemed or purchased will be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption or purchase date by the Trustee from the outstanding Notes not previously called for redemption or purchase.

The Trustee will promptly notify the Company in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected will be in integral multiples of $1.00. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03 Notice of Redemption.

Subject to the provisions of Section 3.09 hereof, at least 30 days but not more than 60 days before a redemption date, the Company will mail or cause to be mailed, by first class mail or, if the Notes are held in global book-entry form, post with DTC, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles 8 or 12 hereof.

The notice will identify the Notes to be redeemed and will state:

(1) the redemption date;

(2) the redemption price;

(3) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

(4) the name and address of the Paying Agent;

(5) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6) that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(7) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8) the CUSIP number, if any, printed on the Notes being redeemed;

(9) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes; and

(10) that Notes called for redemption become due on the date fixed for redemption.

At the Company’s request, the Trustee will give the notice of redemption in the Company’s name and at its expense; provided, however, that the Company has delivered to the Trustee, at least 45 days prior to the redemption date, an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03, 3.07, 4.10 or 4.19 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

Section 3.05 Deposit of Redemption or Purchase Price.

One Business Day prior to the redemption or purchase date, the Company will deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of accrued interest on all Notes to be redeemed or purchased on that date. The Trustee or the Paying Agent will promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of and accrued interest on all Notes to be redeemed or purchased.

If the Company complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company will issue and, upon receipt of an Authentication Order, the Trustee will authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered.

Section 3.07 Optional Redemption.

(a) At any time prior to the third anniversary of the date of this Indenture, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes originally issued under this Indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 108.000% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to the date of redemption (subject to the rights of Holders of Notes on the relevant record date to receive interest on the relevant interest payment date), with the net cash proceeds of an Equity Offering by the Company or a contribution to the Company’s common equity capital made with the net cash proceeds of a concurrent Equity Offering by the Company’s direct or indirect parent; provided that:

(1) at least 65% of the aggregate principal amount of Notes originally issued under this Indenture (excluding Notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption;

(2) the redemption occurs within 120 days of the date of the closing of such Equity Offering; and

(3) the Company furnishes an Officers’ Certificate certifying that such redemption is being effectuated pursuant to this Section 3.07(a) and that such Equity Offering complies with the terms of this Section 3.07(a).

(b) At any time prior to the third anniversary of the date of this Indenture, the Company may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest to the date of redemption, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date; provided, the Company shall furnish an Officers’ Certificate certifying that such redemption is being effectuated pursuant to this Section 3.07(b).

(c) Except pursuant to the preceding paragraph, the Notes will not be redeemable at the Company’s option prior to the third anniversary of the date of this Indenture. Notwithstanding the foregoing, the Company shall be permitted to refinance the Notes in full at par on or prior to the first anniversary of the date of this Indenture with the proceeds of other Indebtedness; provided, the Company shall furnish an Officers’ Certificate certifying that such redemption is being effectuated pursuant to the second sentence of this Section 3.07(c).

(d) On or after the third anniversary of the date of this Indenture, the Company may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the Notes redeemed, to the applicable redemption date, if redeemed during the period indicated below, subject to the rights of Holders of Notes on the relevant record date to receive interest on the relevant interest payment date; provided, the Company shall furnish an Officers’ Certificate setting forth the relevant percentage below and certifying that such redemption is being effectuated pursuant to this Section 3.07(d):

For the period below	Percentage
On or after the third anniversary of the date of this Indenture and before the fourth anniversary of the date of this Indenture	102.000%
On or after the fourth anniversary of the date of this Indenture and before November 30, 2021	101.000%
On or after November 30, 2021	100.000%

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

(e) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

Section 3.08 [Reserved].

Section 3.09 Offer to Purchase by Application of Excess Proceeds.

In the event that pursuant to clause (a)(i) of Section 4.10 hereof, the Company is required to commence an offer to all Holders to purchase Notes (an “Asset Sale Offer”) it will follow the procedures specified below.

The Asset Sale Offer shall be made to all Holders. The Asset Sale Offer will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than three Business Days after the termination of the Offer Period (the “Purchase Date”), the Company will apply all Excess Proceeds (the “Offer Amount”) to the purchase of Notes (on a substantially pro rata basis based on the principal amount of Notes tendered) or, if less than the Offer Amount has been tendered, all Notes tendered in response to the Asset Sale Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

Upon the commencement of an Asset Sale Offer, the Company will send, by first class mail, or, if the Notes are held in global book-entry form, post with DTC, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The notice, which will govern the terms of the Asset Sale Offer, will state:

(1) that the Asset Sale Offer is being made pursuant to this Section 3.09 and Section 4.10 hereof, as applicable, and the length of time the Asset Sale Offer will remain open;

(2) the Offer Amount, the purchase price and the Purchase Date;

(3) that any Note not tendered or accepted for payment will continue to accrue interest;

(4) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer will cease to accrue interest after the Purchase Date;

(5) [reserved];

(6) that Holders electing to have Notes purchased pursuant to any Asset Sale Offer will be required to tender the Note, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Company, a Depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

(7) that Holders will be entitled to withdraw their election if the Company, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(8) that, if the aggregate principal amount of Notes tendered by holders thereof exceeds the Offer Amount, the Company will select the Notes to be purchased on a pro rata basis based on the principal amount of Notes tendered; and

(9) that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes tendered (or transferred by book-entry transfer).

On or before the Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer or if less than the Offer Amount has been tendered, all Notes tendered, and will deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.09. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Purchase Date) mail or deliver via DTC to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon written request from the Company, will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note tendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Sale Offer on the Purchase Date.

Other than as specifically provided in this Section 3.09, any purchase pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof. For the avoidance of doubt, the premiums set forth in Section 3.07 shall not be applicable to any purchase made pursuant to this Section 3.09.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

The Company will pay or cause to be paid the principal of, premium on, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest will be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest, if any, then due.

The Company will pay interest (including post-petition interest in any proceeding under the Bankruptcy Code) on overdue principal at a rate that is 2% higher than the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under the Bankruptcy Code) on overdue installments of interest (without regard to any applicable grace period), at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency.

The Company will maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission will in any manner relieve the Company of its obligation to maintain an office or agency for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03 hereof.

Section 4.03 Reports.

(a) Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes and the Trustee within the time periods specified in the SEC’s rules and regulations (except that items included in annual reports will not be required to be furnished until 120 days after the Company’s fiscal year end):

(1) The “Management Discussion and Analysis of Financial Condition and Results of Operations”, financial statements and notes thereto that would be required to be included in all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such sections provided of such reports. Each annual report will include a report on the Company’s consolidated financial statements by the Company’ s certified independent accountants. The Company will at all times comply with TIA §314(a).

The Company will post such reports on a password-protected company website no later than the date the Company is required to furnish such reports to the Trustee and the Holders of the Notes and maintain such posting for so long as any Notes remain outstanding; provided, however, that the 10-K of the Company for the fiscal year ended December 31, 2016 shall be furnished and posted no later than the date that is 60 days after the date of this Indenture. The Persons that may be entitled to access such reports on such company website may be limited to the Trustee, Holders of the Notes, Beneficial Owners of the Notes, bona fide prospective investors (which investors may not be Competitors or Competitor Affiliates), securities analysts and market makers.

Delivery of such reports, information or documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

The Company will, for so long as any Notes remain outstanding, use its commercially reasonable efforts to hold and participate in quarterly conference calls with the Holders of the Notes, Beneficial Owners of the Notes, bona fide prospective investors (which investors may not be Competitors or Competitor Affiliates), securities analysts and market makers to discuss such financial information and material developments with respect to the Company and its business no later than ten (10) Business Days after distribution of such financial information.

(b) If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by paragraph (a) of this Section 4.03 will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

(c) For so long as any Notes remain outstanding, the Company will furnish to the Holders of Notes, Beneficial Owners of the Notes, bona fide prospective investors (which investors may not be Competitors or Competitor Affiliates), securities analysts and market makers, upon their request, the reports described above.

Section 4.04 Compliance Certificate.

(a) The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, (i) within 90 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2017) and (ii) within 45 days after the last day of the fiscal quarter ending September 30, 2017, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year (or the fiscal quarter ending September 30, 2017, solely with respect to the foregoing clause (ii)) has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture and the Security Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and the Security Documents and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture or the Security Documents (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, premium on, if any, or interest on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto. Such certificate delivered within 90 days after the end of each fiscal year set forth in the foregoing clause (i) shall additionally confirm that the Company has taken all necessary actions to maintain the security interests and maintain perfection of the Collateral and shall be accompanied by an Opinion of Counsel as to the maintenance of the security interests and continued perfection of the Collateral. Such certificate and Opinions of Counsel shall be jointly addressed to the Trustee and the Collateral Agent.

(b) So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to Section 4.03 above shall be accompanied by a written statement of the Company’s independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 4 or Article 5 hereof or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

(c) So long as any of the Notes are outstanding, the Company will deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Section 4.05 Taxes.

The Company will pay, and will cause each of its Subsidiaries to pay, prior to delinquency, all federal income and other material taxes, assessments, charges and governmental levies except any such tax, assessment, charge or levy whose amount, applicability or validity is being contested in good faith and by appropriate proceedings promptly instituted and diligently conducted, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor.

Section 4.06 Stay, Extension and Usury Laws.

The Company and each of the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Restricted Payments.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company (other than purchases, redemptions, defeasances and other acquisitions or retirements of Equity Interests, in each case held by a Restricted Subsidiary);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is unsecured, secured only by a Lien that is junior to the Liens securing the Notes or any Note Guarantee or contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”).

(b) The provisions of Section 4.07(a) hereof will not prohibit:

(1) [reserved];

(2) [reserved];

(3) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends in an aggregate amount per annum not to exceed 6% of the net cash proceeds received by, or contributed to, the Company in connection with any Public Equity Offering occurring after the date of this Indenture;

(4) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is unsecured, secured only by a Lien that is junior to the Liens securing the Notes or any Note Guarantee or contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(5) [reserved];

(6) [reserved];

(7) the issuance of the PIK Preferred Stock by the Company and pay-in-kind accretion in respect thereof;

(8) payments of cash, dividends, distributions, advances or other Restricted Payments by the Company or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person;

(9) so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed $2.5 million since the date of this Indenture; and

(10) (i) redemptions of PIK Preferred Stock with Excess Cash Flow pursuant to the terms of the PIK Preferred Stock to the extent not otherwise prohibited by the terms of this Indenture or by applicable law, (ii) payments of non-cash dividends in respect of the PIK Preferred Stock and (iii) payments of cash dividends in respect of the PIK Preferred Stock if the Senior Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date such dividend is made is greater than or equal to 2.50 to 1.00, determined on a pro forma basis (including the payment of such dividends).

In determining whether any Restricted Payment is permitted by the covenant described under this Section 4.07, the Company and its Restricted Subsidiaries may allocate all or any portion of such Restricted Payment among the categories described in clauses (1) through (10) of Section 4.07(b) or among such categories and the types of Restricted Payments described in Section 4.07(a) (including categorization as a Permitted Investment).

Section 4.08 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

(b) The restrictions in Section 4.08(a) hereof will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of this Indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of this Indenture;

(2) this Indenture, the Notes, the Note Guarantees and the Security Documents;

(3) agreements governing other Indebtedness permitted to be incurred under Section 4.09 hereof and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein are not materially more restrictive, taken as a whole, than those contained in this Indenture, the Notes and the Note Guarantees;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(6) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of Section 4.08(a) hereof;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10) Liens permitted to be incurred under the provisions of Section 4.12 hereof that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(13) any encumbrance or restriction in connection with an acquisition of property, so long as such encumbrance or restriction relates solely to the property so acquired and was not created in anticipation of such acquisition;

(14) provisions in agreements or instruments which prohibit the payment of dividends or the making of other distribution with respect to any class of Capital Stock of a Person other than on a pro rata basis;

(15) any restrictions on the transfer of assets subject to any lien permitted under this Indenture imposed by the holder of such lien;

(16) customary provision in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture of similar Person; and

(17) any encumbrances or restrictions imposed by any amendment, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancing of the contracts, instruments, or obligations referred to in clauses (1) through (16) above; provided that the encumbrances or restrictions in such amendments, modifications, restatements, renewals, increases supplements, refundings, replacements or refinancing are not materially more restrictive, in the good faith of the Board of Directors of the Company, taken as a whole, than the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Section 4.09 Incurrence of Indebtedness and Issuance of Preferred Stock.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.50 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

(b) The provisions of Section 4.09(a) hereof will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company and any Guarantor of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of (x) $25.0 million and (y) 20.0% of Consolidated Tangible Assets;

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the date of this Indenture;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $5.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 4.09(a) hereof or clauses (2), (3), (4), (5), (13) or (15) of this Section 4.09(b);

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(A) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(B) (1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(A) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(B) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the issuance of the PIK Preferred Stock by the Company;

(9) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company and the guarantee by any Foreign Subsidiary of Indebtedness of another Foreign Subsidiary, in each case, to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this Section 4.09; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by the Company or any of its Restricted of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(12) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments, earn-outs or similar obligations in connection with the acquisition or disposition of assets or a Subsidiary;

(13) Indebtedness or Disqualified Stock of Persons (other than Indebtedness or Disqualified Stock incurred in anticipation of such acquisition or merger) that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of this Indenture; provided that after giving effect to such acquisition, either (a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio as provided under this Section 4.09 or (b) the Fixed Charge Coverage Ratio would be greater than such Fixed Charge Coverage Ratio immediately prior to such acquisition;

(14) the incurrence by the Company or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any one time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $5.0 million at any one time outstanding;

(15) any incurrence of Indebtedness that may deemed to be incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations arising under the HSP Agreements, in an aggregate amount not to exceed, at any one time outstanding, the greater of (x) $25.0 million and (y) 7.5% of revenue of the Company and its Restricted Subsidiaries on a consolidated basis attributable to the HSP Agreements for the last twelve months;

(16) any guarantee of the obligations of any Restricted Subsidiary in connection with lease expenses, obligations under customary supplier or services contracts arising in the ordinary course of business or any incurrence of debt not otherwise prohibited hereunder; and

(17) the financing of insurance premiums in the ordinary course of business.

The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

For purposes of determining compliance with this Section 4.09, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to Section 4.09(a) hereof, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this Section 4.09. Indebtedness under Credit Facilities (including under the Existing ABL Agreement) in effect on the date on which Notes are first issued and authenticated under this Indenture will be deemed to have been incurred in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this Section 4.09; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A) the Fair Market Value of such assets at the date of determination; and

(B) the amount of the Indebtedness of the other Person.

Section 4.10 Asset Sales.

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) with respect to any Asset Sale not constituting a Casualty Event, the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) with respect to any Asset Sale not constituting a Casualty Event, at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(A) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities, liabilities that are by their terms subordinated to the Notes or any Note Guarantee and liabilities that are unsecured or secured by Liens that are junior to the Liens securing the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases the Company or such Restricted Subsidiary from or indemnifies against further liability;

(B) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are within 60 days of the Asset Sale and subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(C) [reserved]; and

(D) any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (D) that is at that time outstanding, not to exceed $5.0 million at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(3) in the case of an Asset Sale that constitutes a Sale of Notes Priority Collateral, the Company or the applicable Restricted Subsidiary, as the case may be, promptly deposits the Net Proceeds therefrom immediately upon receipt thereof as Collateral into one or more Collateral Proceeds Accounts held by or under the “control” of (within the meaning of the Uniform Commercial Code) the Collateral Agent or its agent as security for the Notes pursuant to arrangements reasonably satisfactory to the Collateral Agent pending application in accordance with the following paragraphs; provided that no such deposit will be required except to the extent the aggregate Net Proceeds from all sales of Notes Priority Collateral that are not held in a Collateral Proceeds Account exceeds $5.0 million.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale other than (1) a Sale of Notes Priority Collateral, or (2) a Sale of a Guarantor, the Company or such Restricted Subsidiary may apply such Net Proceeds at its option and to the extent it so elects:

(1) to repay any Indebtedness and other Obligations that are secured by a Permitted Prior Lien solely to the extent required by the terms of such Indebtedness;

(2) to repay Indebtedness and other obligations of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or a Restricted Subsidiary of the Company;

(3) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(4) to make an Investment in Replacement Assets or make a capital expenditure in or that is used or useful in a Permitted Business; or

(5) any combination of the foregoing;

provided that the Company will be deemed to have complied with the provisions described in clauses (3) and (4) of this paragraph if and to the extent that, within 360 days after the Asset Sale that generated the Net Proceeds, the Company has entered into and not abandoned or rejected a binding agreement to acquire the assets or Capital Stock of a Permitted Business, make an Investment in Replacement Assets or make a capital expenditure in compliance with the provision described in clauses (3) and (4) of this paragraph, and that acquisition, purchase or capital expenditure is thereafter completed within 180 days after the end of such 360-day period. Pending the final application of any such Net Proceeds, the Company may invest such Net Proceeds in any manner that is not prohibited by this Indenture.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale that constitutes (1) a Sale of Notes Priority Collateral or (2) a Sale of a Guarantor, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply an amount equal to such Net Proceeds:

(1) to make an Investment in other assets or property that would constitute Notes Priority Collateral;

(2) to make an Investment in Capital Stock of another Permitted Business if, after giving effect to such Investment, the Permitted Business becomes a Guarantor or is merged into or consolidated with the Company or any Guarantor;

(3) to make a capital expenditure with respect to assets that constitute Notes Priority Collateral;

(4) to repay Indebtedness secured by a Permitted Prior Lien on any Notes Priority Collateral that was sold in such Asset Sale solely to the extent required by the terms of such Indebtedness; or

(5) any combination of the foregoing;

provided that the Company will be deemed to have complied with the provisions described in clauses (1), (2) and (3) of this paragraph if, and to the extent that, within 360 days after the Asset Sale that generated the Net Proceeds, the Company has entered into and not abandoned or rejected a binding agreement to make an Investment in assets or property that would constitute Notes Priority Collateral or make an Investment in Capital Stock of another Permitted Business or to make a capital expenditure with respect to assets that constitute Notes Priority Collateral in compliance with the provisions described in clauses (1), (2) and (3) of this paragraph, and that purchase or capital expenditure is thereafter completed within 180 days after the end of such 360-day period. Upon completion of such Investment in assets or property that constitutes Notes Priority Collateral or Capital Stock, the Company shall enter into appropriate Security Documents or amend existing Security Documents, as applicable, with the Collateral Agent creating and perfecting a Lien on such Notes Priority Collateral or Capital Stock, as applicable, in favor of the Collateral Agent and deliver any such Capital Stock accompanied by share transfer powers or other instruments of transfer to the Collateral Agent.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second and third paragraphs of this Section 4.10 will constitute “Excess Proceeds.” Within 15 Business Days after the aggregate amount of Excess Proceeds exceeds $2.5 million, the Company will perform one of the following:

(a) if the Senior Secured Leverage Ratio, calculated on a pro forma basis giving effect to such Asset Sale, is less than or equal to 3.50 to 1.00 (i) make an Asset Sale Offer to all Holders of Notes to purchase, prepay or redeem the maximum principal amount of Notes that may be purchased, prepaid or redeemed out of the Excess Proceeds or (ii) redeem the PIK Preferred Stock with the Excess Proceeds; or

(b) if the Senior Secured Leverage Ratio, calculated on a pro forma basis giving effect to such Asset Sale, is greater than 3.50 to 1.00, make an Asset Sale Offer to all Holders of Notes to purchase, prepay or redeem the maximum principal amount of Notes that may be purchased, prepaid or redeemed out of the Excess Proceeds.

The offer price for the Notes in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest on the Notes to the date of purchase, prepayment or redemption, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose expressly permitted by this Indenture. If the aggregate principal amount of Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes shall be purchased on a pro rata basis based on the principal amount of Notes tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

For the avoidance of doubt, the premiums set forth in Section 3.07 shall not be applicable to any redemption made pursuant to this Section 4.10.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of Section 3.09 hereof or this Section 4.10, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under Section 3.09 hereof or this Section 4.10 by virtue of such compliance.

Section 4.11 Transactions with Affiliates.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the Trustee:

(A) with respect to any Affiliate Transaction or series of related Affiliate Transactions, a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) of this Section 4.11(a) and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(B) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

(b) The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 4.11(a) hereof:

(1) any employment agreement, employee benefit plan, Officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto, other than with respect to any Principal;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of Officers, directors, employees or consultants of the Company or any of its Restricted Subsidiaries;

(5) any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(6) Restricted Payments that do not violate Section 4.07 hereof;

(7) loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding; provided, that no individual employee of the Company shall receive loans and advances in an aggregate amount in excess of $25,000;

(8) any transaction pursuant to any agreement in existence on the date of this Indenture or any amendment or replacement thereof that, taken in its entirety, is no less favorable to the Company than the agreement as in effect of the date of this Indenture; and

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods, in each case, in the ordinary course of business, provided that as determined in good faith by the Board of Directors or senior management of the Company, such transactions are on terms that are no materially less favorable, taken as a whole, to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person.

Section 4.12 Liens.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

Section 4.13 Business Activities.

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Section 4.14 Corporate Existence.

Subject to Article 5 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect:

(1) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Subsidiary; provided, that the Company shall be permitted to effect the Reincorporation upon delivering (w) at least thirty (30) days’ prior written notice to the Trustee and the Collateral Agent of the proposed Reincorporation, (x) evidence to the Trustee and the Collateral Agent that (i) the Company’s common stockholders have validly approved the Reincorporation and (ii) the Reincorporation shall have occurred and become effective under applicable law, accompanied by an Officers’ Certificate and Opinion of Counsel (which Opinion of Counsel shall include legal opinions (A) as to the enforceability of the Notes Documents against the Company and its Subsidiaries (in each case, after giving effect to the Reincorporation), (B) that the supplemental indenture entered into in connection with the Reincorporation has been duly and validly authorized, executed and delivered and that all conditions precedent to such supplemental indenture have been complied with, (C) that all Notes Obligations under this Indenture and the other Notes Documents are, and continue to be, legal, valid and binding obligations of the re-incorporated Company and its Subsidiaries and (D) that all necessary actions, including all filings, have been taken or made by the Company and its Subsidiaries to maintain the perfection of the security interests in favor of the Secured Parties in the Collateral), (y) true, correct and complete copies of the related amendment to the Company’s certificate of incorporation and the related Reincorporation documents filed with the States of Texas and Delaware to accomplish the Reincorporation and (z) a supplemental indenture to the Trustee and Collateral Agent, duly executed and delivered by the Company, which supplemental indenture shall state, inter alia, that the re-incorporated Company shall have all duties, rights and responsibilities of the Company under this Indenture and the other Notes Documents, with the same effect as if it had been named originally herein and therein, and that the re-incorporated Company shall assume all of the obligations of the Company under this Indenture and the other Notes Documents; and

(2) the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Subsidiaries, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes.

Section 4.15 Offer to Repurchase Upon Change of Control.

(a) Upon the occurrence of a Change of Control, the Company will make an offer (a “Change of Control Offer”) to each Holder to repurchase all or any part of that Holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest on the Notes repurchased to the date of purchase (the “Change of Control Payment”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date; provided, that for the avoidance of doubt, the premiums set forth in Section 3.07 shall not be applicable to any redemption made pursuant to this Section 4.15. Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and stating:

(1) that the Change of Control Offer is being made pursuant to this Section 4.15 and that all Notes tendered will be accepted for payment;

(2) the purchase price and the purchase date, which shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed or, if the Notes are held in global book-entry form, post with DTC, (the “Change of Control Payment Date”);

(3) that any Note not tendered will continue to accrue interest;

(4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have the Notes purchased; and

(7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be in integral multiples of $1.00.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change in Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.15, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.15 by virtue of such compliance.

(b) On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent will promptly mail, or if the Notes are held in global book-entry form, post with DTC, (but in any case not later than five days after the Change of Control Payment Date) to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(c) Notwithstanding anything to the contrary in this Section 4.15, the Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.15 and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or notice of redemption has been given pursuant to Section 3.07 hereof, unless and until there is a default in payment of the applicable redemption price.

(d) Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

Section 4.16 Payments for Consent.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Section 4.17 Additional Note Guarantees; Further Assurances.

(a) If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of this Indenture, then the Company will cause that newly acquired or created Domestic Subsidiary to provide a Note Guarantee pursuant to a supplemental indenture in substantially the form of Exhibit F hereto to the Trustee and the Collateral Agent and deliver an Opinion of Counsel to the Trustee and the Collateral Agent within twenty (20) Business Days of the date on which it was acquired or created to the effect that such supplemental indenture has been duly authorized, executed and delivered by that Domestic Subsidiary and constitutes a valid and binding agreement of that Domestic Subsidiary, enforceable in accordance with its terms (subject to customary exceptions); provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary. It shall be the sole responsibility of the Company to ensure compliance with the delivery of supplemental indentures as required by this covenant. Within twenty (20) Business Days following the formation or acquisition of such new Domestic Subsidiary (other than an Immaterial Subsidiary), the Company shall (i) pledge, have pledged or cause or have caused to be pledged to the Collateral Agent pursuant to a joinder to the Notes Security Agreement, all of the outstanding shares of equity interests or other equity interests of such new Domestic Subsidiary owned directly or indirectly by the Company and, subject to the terms of the Intercreditor Agreement, deliver all certificates representing such equity interests along with, delivery of undated stock or equivalent powers for such certificates, executed in blank, together with an Opinion of Counsel that confirms that all necessary perfection steps have been taken in respect of such pledge; (ii) cause the new Domestic Subsidiary to take such other actions (including entering into or joining any Security Documents) as are necessary or advisable in accordance with the advice received in the Opinion of Counsel that will be opining on the perfection of the pledge as set forth in the foregoing clause (i) in order to grant the Collateral Agent, acting on behalf of the Secured Parties, a first-priority Lien (subject to the terms and conditions of the Intercreditor Agreement) on all real property with fair market value (as determined in good faith by the Company’s Board of Directors) or an appraised value in excess of $1.0 million and all personal property in which a lien may be perfected by filing a financing statement of such Subsidiary in existence as of such date and in all after acquired property, which first-priority Liens are required to be granted pursuant to this Indenture, together with an Opinion of Counsel that confirms that all necessary perfection steps have been taken in connection with the grant of such security interest; (iii) cause such new Domestic Subsidiary to become a Guarantor hereunder with joint and several liability for all obligations of the Company and the Guarantors hereunder and under the other Notes Documents; and (iv) cause the new Domestic Subsidiary to deliver certified copies of such Subsidiary’s certificate or articles of incorporation, certificate of formation or certificate of limited partnership (as the case may be), together with good standing certificates, by-laws (or other operating agreement or governing documents), resolutions of the Board of Directors or other governing body, approving and authorize the execution and delivery of the Security Documents, incumbency certificates and to execute and/or deliver such other documents and legal opinions as are necessary to effectuate such Subsidiary becoming a Guarantor hereunder. Notwithstanding anything herein to the contrary, in no event shall the Collateral include or the security interest granted hereunder attach to (a) any of the issued and outstanding voting Capital Stock of any CFC or CFC Holdco in excess of sixty-five percent (65%) of the voting power of all classes of Capital Stock of such CFC or CFC Holdco entitled to vote; provided that immediately upon an amendment of the Internal Revenue Code to allow the pledge of a greater percentage of the voting power of Capital Stock in a CFC or CFC Holdco without adverse tax consequences, the Company shall, at its own cost and expense, take all further acts such that the Collateral shall include, and the security interest granted by the Company and its Subsidiaries shall attach to, such greater percentage of Capital Stock of each Controlled Foreign Corporation, or (b) any direct or indirect Subsidiary of a Controlled Foreign Corporation.

(b) The Company will, and will cause each Restricted Subsidiary to, at its own cost and expense, promptly and duly take, execute, acknowledge and deliver all such further acts, documents and assurances as may from time to time be necessary or as the Trustee or the Collateral Agent may from time to time reasonably request in order to carry out the intent and purposes of the Notes Documents and the transactions contemplated thereby, including all such actions to (i) establish, create, preserve, protect, record and perfect a first-priority Lien (subject only to Permitted Liens and the Intercreditor Agreement) in favor of the Collateral Agent for itself and for the benefit of the Secured Parties on the Collateral (including Collateral acquired after the date hereof), and (ii) cause all Subsidiaries (subject to the terms and conditions of this Indenture other than Immaterial Subsidiaries) of the Company to be jointly and severally obligated with the Company under all covenants and obligations under this Indenture, including the obligation to repay the Notes Obligations. Without limiting the generality of the foregoing, (x) the Company shall, at the time of the delivery of any Compliance Certificate disclosing the ownership, filing or acquisition by the Company or any of its Restricted Subsidiaries of any registered intellectual property or application for the registration of intellectual property, deliver to the Collateral Agent a duly completed and executed supplement to the applicable entity’s intellectual property security agreement or such other documents as required by the Notes Security Agreement, and (y) following the disclosure by the Company on any Compliance Certificate of the acquisition by the Company or any Restricted Subsidiary of any rights under a license as a licensee with respect to any registered intellectual property or application for the registration of any intellectual property owned by another Person, the Company shall execute any documents required to establish, create, preserve, protect, record and perfect a first-priority lien (subject to the terms of the Intercreditor Agreement) in favor of the Collateral Agent, to the extent legally possible, in the Company’s or such Restricted Subsidiary’s rights under such license and shall use their commercially reasonable best efforts to obtain the written consent of the licensor which such license to the granting in favor of the Collateral Agent of a Lien on the Company’s or such Restricted Subsidiary’s rights as licensee under such license. For the avoidance of doubt, it shall be the sole responsibility of the Company and each Restricted Subsidiary to take all necessary actions to maintain, record and preserve a perfected first-priority security interest in the Collateral (subject only to Permitted Liens and the Intercreditor Agreement).

(c) The Company and its Restricted Subsidiaries shall use commercially reasonable efforts to obtain a landlord waiver, collateral access agreement or mortgagee agreement, as applicable, from the lessor of each leased property or mortgagee of owned property with respect to any business location where any portion of the Collateral, or the records relating to such Collateral and/or software and equipment relating to such records or Collateral, is stored or located, but only to the extent such lessor or mortgagee has provided a landlord waiver, collateral access agreement or mortgagee agreement to the ABL Agent (or any successor agent of the credit facility incurred pursuant to clause (1) of the definition of Permitted Debt); provided that in the case where such lease is a lease in existence on the date of this Indenture, the Company or Restricted Subsidiary that is the lessee thereunder shall have 90 days from the date of this Indenture to satisfy the requirement set forth in this Section 4.17(c). For the avoidance of doubt, if the Company or any Restricted Subsidiary fails to enter into a landlord waiver, collateral access agreement or mortgagee agreement after using commercially reasonable efforts (it being understood that the Company shall determine in good faith whether it has used commercially reasonable efforts, which determination shall be set forth in an Officers’ Certificate delivered to the Trustee and the Collateral Agent (upon which the Trustee and the Collateral Agent may rely)), the Company shall notify the Holders of such event. Neither the Collateral Agent nor the Trustee shall have any obligation to enter into such an agreement and shall have the right to decline signing such an agreement if, after being advised by counsel, the Trustee or Collateral Agent determines in good faith that such action would adversely affect its rights, duties, liabilities or immunities under this Indenture or the Notes Documents. The Company and its Restricted Subsidiaries shall timely and fully pay and perform their respective obligations under all leases and other related agreements with respect to each leased location where any Collateral, or any records related thereto, is or may be located, except for breaches or defaults that have not resulted, and will not result, in a default or event of default under the credit facility incurred pursuant to clause (1) of the definition of Permitted Debt or have otherwise been waived by the ABL Agent.

(d) Subject to Permitted Liens, the terms of the Security Documents, upon the acquisition by the Company or any Guarantor after the date hereof of any after-acquired owned real property, which has a fair market value (as determined in good faith by the Company’s Board of Directors) or appraised value of $1.0 million or greater at the time of acquisition, the Company or such Guarantor shall execute and deliver:

(1) such Mortgages and financing statements;

(2) a mortgagee’s customary title insurance policy insuring a first-priority lien with respect to each such property, subject to Section 10.07(c)(4);

(3) customary surveys, phase one environmental reports, appraisals and other material due diligence; and

(4) a customary opinion of local counsel relating to the enforceability of the Mortgages;

in each case, as may be necessary to vest in the Collateral Agent a perfected security interest, subject only to Permitted Liens, in such after-acquired owned real property and to have such after-acquired owned real property added to the Collateral, and thereupon all provisions of this Indenture, the Notes, the Intercreditor Agreement, and the Security Documents relating to the Collateral shall be deemed to relate to such after-acquired property to the same extent and with the same force and effect.

(e) Notwithstanding the foregoing, if the Company or any Restricted Subsidiary of the Company provides a guarantee and/or grants a security interest in any real or personal property, in each case, for the benefit of the secured parties under the Credit Facilities incurred pursuant to Section 4.09(b)(1), the Company will, and will cause each applicable Subsidiary, to execute and deliver concurrently documentation to guarantee the Notes and grant such security interest in favor of the Secured Parties hereunder.

(f) For the avoidance of doubt, it shall be the sole responsibility of the Company to ensure that the pledge and security interests granted pursuant to this Section 4.17 are fully perfected and that such perfection continues to be maintained.

Section 4.18 Designation of Restricted and Unrestricted Subsidiaries.

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.07 hereof or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee and the Collateral Agent by filing with the Trustee and the Collateral Agent a certified copy of a resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.07 hereof. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.09 hereof, the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 4.09 hereof, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation. Any Unrestricted Subsidiary shall become a Restricted Subsidiary for all purposes of this Indenture and the other Note Documents upon the delivery to the Trustee and the Collateral Agent of a certified copy of the resolutions of the Board of Directors giving effect to such designation and an Officers’ Certificate of the Company certifying that such designation complied with the preceding conditions.

Section 4.19 Excess Cash Flow Redemption.

To the extent that the Excess Cash Flow Amount for any Applicable Period cannot be applied to the redemption of the PIK Preferred Stock pursuant to the terms of such PIK Preferred Stock in effect on the issue date under applicable law, pursuant to the terms of the Credit Facilities, or cannot be applied in a manner consistent with the PIK Preferred Stock documentation as in effect on the issue date, such Excess Cash Flow Amount shall be used to redeem the Notes at a price of 100% pursuant to the terms of this Section 4.19. Once the PIK Preferred Stock has been redeemed in full, the Excess Cash Flow Amount shall be applied in its entirety to redeem the Notes pursuant to this Section 4.19.

Within five Business Days following the date of the delivery of the Company’s quarterly or annual, as applicable, financial statements with respect to the most recently ended Applicable Period, the Company shall (a) redeem Notes in an amount equal to the Excess Cash Flow Amount to purchase Notes at a redemption price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest to, but not including, the date of purchase and (b) deliver to the Trustee an Officers’ Certificate setting forth the calculations in reasonable detail in connection with the Excess Cash Flow redemption in respect of such Applicable Period, including, without limitation, the relevant Excess Cash Flow Amount and relevant Excess Cash Flow Percentage (with reference to the clause within the definition of Excess Cash Flow Percentage that is being relied upon for such Applicable Period).

Any redemption pursuant to this Section 4.19 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof, accompanied by an Officers’ Certificate certifying that such redemption is being made pursuant to this Section 4.19. For the avoidance of doubt, the premiums set forth in Section 3.07 shall not be applicable to any redemption made pursuant to this Section 4.19.

Section 4.20 Replacement of Noteholder Directors.

(a) Holder Right to Appoint Members of the Board of Directors of the Company. For so long as the Notes are outstanding, the Holders shall have the right to appoint two (2) members to the Board of Directors of the Company (the “Noteholder Directors”) in accordance with the terms of this Section 4.20. Each Holder is, and at all times while the Notes are outstanding shall be, a third-party beneficiary of Sections 13, 15-17, 19-29 and 31 (the “Holder Beneficiary Sections”), in each case as set forth in Section 31, of the Sixth Amended and Restated Shareholders’ Agreement (as amended or restated from time to time, the “Shareholders’ Agreement”), dated as of May 31, 2017, by and among the Company and the individuals and entities who are parties thereto. Without the prior written consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes, the Company shall not amend, or permit the amendment of, the Shareholders’ Agreement in any way that adversely affects any of the Holder Beneficiary Sections in any material respect. The initial Noteholder Directors shall be Sherman K. Edmiston III and Rocco Romanella, as appointed pursuant to the Plan, who shall serve on the Board of Directors until their successors have been duly elected or until their earlier removal or resignation.

(b) Company Notice of Vacancies and Expected Vacancies; Ballots.

1.

No later than (A) the date that is sixty (60) calendar days prior to the expiration of a Noteholder Director’s term and (B) four (4) Business Days following the removal, resignation or death of a Noteholder Director, the Company shall submit a notice (each, a “Noteholder Director Vacancy Notice”) to the Trustee for distribution pursuant to Section 7.01(g); provided, however, that if (x) a Noteholder Director has been serving as a director for less than two (2) years and (y) such Noteholder Director has not given notice to the Company or the Board of Directors that he or she does not wish to stand for reelection, then the Company need not give a Noteholder Director Vacancy Notice pursuant to clause (A) of this sentence with respect to such Noteholder Director and such Noteholder Director shall automatically be a Noteholder Director Nominee pursuant to Section 4.20(d) upon expiration of his or her term for reasons other than his or her removal, resignation or death. Such notice shall be posted with DTC for all Notes issued in global book-entry form. The Noteholder Director Vacancy Notice shall set forth the following information:

a.	Information regarding the reason for the Noteholder Director Vacancy Notice, including whether the Noteholder Director Vacancy Notice is being sent out in connection with the expiration of a Noteholder Director’s term or in response to a Noteholder Director’s removal, resignation or death;

b.	Information regarding the identity of the Noteholder Director whose term is expiring or who was removed, resigned or died, including whether such Noteholder Director was included on the Company’s application to maintain its status as a minority-controlled business or a minority business with the National Minority Supplier Development Council (or such successor organization) (such a Noteholder Director, a “MBE-Qualified Director”); and

c.	Instructions on how and where Holders may submit nominations for the Noteholder Director(s) vacancy(ies) to be filled, which shall include (1) if the Noteholder Director vacancy to be filled is for a MBE-Qualified Director, a description on the requirements such nominee must meet to qualify as a MBE-Qualified Director, (2) a list of information Holders must submit in order to nominate a Noteholder Director, which information shall include a general description of the nominee’s background and experience, which will be included in the Ballot Notice (as defined below) and (3) the deadline (the “Nomination Deadline”) for Holders to submit nominees for the Noteholder Director(s) vacancy(ies) to be filled. The Nomination Deadline shall be no more than twenty (20) Business Days after the Noteholder Director Vacancy Notice is delivered to the Trustee by the Company and no less than fifteen (15) Business Days after the Noteholder Director Vacancy Notice is delivered to the Trustee by the Company.

(c) If nominations for a sufficient number of qualified persons to fill all Noteholder Director vacancies set forth on a Noteholder Director Vacancy Notice have not been received by the Nomination Deadline, the Company shall promptly repeat the process set forth in Section 4.20(b) one (1) time (with the Nomination Deadline being extended by a period fifteen (15) Business Days). If nominations for a sufficient number of qualified persons to fill all Noteholder Director vacancies set forth on a Noteholder Director Vacancy Notice have been received or the

Company has repeated the process set forth in Section 4.20(b) one (1) time, within five (5) Business Days after the Nomination Deadline, the Company shall submit a notice (a “Ballot Notice”) to the Trustee for distribution pursuant to Section 7.01(g), which the Trustee shall post with DTC in the Company’s name and at the Company’s sole expense. The Ballot Notice shall set forth the following information:

1.	The names of each nominee that was submitted to the Company by a Holder in response to the Noteholder Director Vacancy Notice; provided, however, that, in the event that the Noteholder Director vacancy to which the Noteholder Director Vacancy Notice relates was in respect of a MBE-Qualified Director, the Company shall only include such nominees on the Ballot Notice that meet the requirements to be a MBE-Qualified Director;

2.	The descriptions of each nominee’s background and experience provided by the Holder who nominated such nominee;

3.	Instructions on how Holders may cast a vote for a nominee included on the Ballot Notice, including the deadline (the “Voting Deadline”) for Holders to cast their votes. The Voting Deadline shall be no more than twenty (20) Business Days after the Ballot Notice is delivered to the Trustee by the Company and no less than fifteen (15) Business Days after the Ballot Notice is delivered to the Trustee by the Company.

(d) Promptly after the Voting Deadline, the Company shall calculate which of the nominees included on the Ballot Notice received the greatest number of votes (as represented by the aggregate principal amount of the Notes then outstanding voting as a single class) (each such nominee, a “Noteholder Director Nominee”) and (1) take such actions as necessary to permit the holders of the Company’s Common Stock to vote for such Noteholder Director Nominee as required in the Shareholders Agreement and (2) submit a notice (the “Noteholder Director Notice”) to the Trustee for distribution pursuant to Section 7.01(g) that identifies the nominee who received the most votes and is the new Noteholder Director. To the extent that no votes are cast, the Company shall promptly select the Noteholder Director Nominee from the pool of available nominees. To the extent there is a tie between two or more Noteholder Director Nominees, the Company shall select the Noteholder Director Nominee who was nominated by the Holder with the greatest aggregate principal amount of Notes then outstanding.

(e) Right of Holders to Remove Noteholder Directors. At all times while the Notes are outstanding, the Holders shall be permitted to remove, through an Act of Required Holders, any Noteholder Director for any reason, or for no reason, by submitting a direction to the Trustee to be forwarded to the Company instructing the Company to take the actions necessary to effectuate such removal. Upon receipt of such consent, the Company shall take such actions as necessary to permit the holders of the Company’s common stock to remove such Noteholder Director. Following the removal of such Noteholder Director, the Company shall comply with the provisions of this Section 4.20 to replace such Noteholder Director.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger, Consolidation or Sale of Assets.

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either:

(A) the Company is the surviving corporation; or

(B) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; and, if such entity is not a corporation, a co-obligor of the Notes is a corporation organized or existing under any such laws;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the Notes Obligations of the Company under the Notes, this Indenture and the Security Documents, pursuant to agreements reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.09(a) hereof; or (ii) have had a Fixed Charge Coverage Ratio greater than the actual Fixed Charge Coverage Ratio for the Company for such four-quarter period.

In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person. This Section 5.01 will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and the Guarantors. Clauses (3) and (4) of this Section 5.01 will not apply to (1) any merger or consolidation of the Company with or into one of its Restricted Subsidiaries for any purpose or (2) with or into an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction.

Section 5.02 Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Company in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof, the successor Person formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Company” shall refer instead to the successor Person and not to the Company), and may exercise every right and power of the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; provided, however, that the predecessor Company shall not be relieved from the obligation to pay the principal of, premium on, if any, and interest on, the Notes except in the case of a sale of all of the Company’s assets in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof.

Section 5.03 Reincorporation from Texas to Delaware.

Notwithstanding the foregoing, the Company shall be permitted to consummate the Reincorporation.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium on, if any, the Notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions of Sections 4.10, 4.14, 4.15, 4.19 or 5.01 hereof;

(4) failure by the Company or any of its Restricted Subsidiaries for 30 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with Sections 4.07, 4.09 or 4.12 hereof;

(5) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in this Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of this Indenture, if that default:

(A) is caused by a failure to pay principal of, premium on, if any, or interest on, if any, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(B) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(7) failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed, for a period of 60 days;

(8) the occurrence of any of the following:

(A) any Security Document for the benefit of Holders of the Notes is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect in any material respect, other than in accordance with the terms of the relevant Security Documents; provided, however, that it shall not be an Event of Default under this clause (8) (A) if the sole result of the failure of one or more Security Documents to be fully enforceable is that any Lien purported to be granted under such Security Document on Collateral, individually or in the aggregate having a Fair Market Value of not more than $2.5 million ceases to be an enforceable and perfected security interest, not subject to any Liens prior to the Liens other than Permitted Prior Liens; or

(B) except as permitted by this Indenture, any Lien for the benefit of Holders of the Notes purported to be granted under any Security Document for the benefit of Holders of the Notes on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $2.5 million ceases to be an enforceable and perfected first-priority Lien in any material respect, subject only to Permitted Prior Liens, and such condition continues for 60 days after written notice by the Trustee of failure to comply with such requirement; provided that it will not be an Event of Default under this clause 8(B) if such condition results from the action or inaction of the Trustee; or

(C) the Company or any Significant Subsidiary that is a Guarantor (or any such Guarantors that together would constitute a Significant Subsidiary), or any Person acting on behalf of any of them, denies or disaffirms, in writing, any material obligation of the Company or such Significant Subsidiary that is a Guarantor (or such Guarantors that together constitute a Significant Subsidiary) set forth in or arising under any Security Document for the benefit of Holders of the Notes;

(9) the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Code:

(A) commences a voluntary case,

(B) consents to the entry of an order for relief against it in an involuntary case,

(C) consents to the appointment of a custodian of it or for all or substantially all of its property,

(D) makes a general assignment for the benefit of its creditors, or

(E) generally is not paying its debts as they become due;

(10) a court of competent jurisdiction enters an order or decree under the Bankruptcy Code that:

(A) is for relief against the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary in an involuntary case;

(B) appoints a custodian of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; or

(C) orders the liquidation of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; or

(11) except as permitted by this Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee.

Section 6.02 Acceleration.

In the case of an Event of Default specified in clause (9) or (10) of Section 6.01 hereof, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. Following any Event of Default, the outstanding principal amount of the Notes shall bear interest at the rate that is 2% higher than the then applicable interest rate on the Notes. If any Event of Default (other than the Events of Default specified in the first sentence of this paragraph) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Upon any such declaration, the Notes shall become due and payable immediately.

In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) of Section 6.01 hereof, the declaration of the acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause (6) of Section 6.01 hereof have rescinded the declaration of acceleration in respect of such Indebtedness within 60 days of the date of such declaration and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction, (2) all existing Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived and (3) remedies have not been taken with respect to Notes Priority Collateral securing such Indebtedness.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of all of the Holders of all the Notes, rescind an acceleration and its consequences hereunder, if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal of, premium on, if any, or interest on the Notes that has become due solely because of the acceleration) have been cured or waived. The Holders of a majority in aggregate principal amount of the then outstanding Notes shall send a copy of any and all notices they send to the Trustee under this Section 6.02 to the Collateral Agent.

In the event the Notes are accelerated or otherwise become due prior to maturity, in each case, in respect of any Event of Default (including, but not limited to, upon the occurrence of an Event of Default arising under clause (9) or (10) of Section 6.01 hereof (including the acceleration of claims by operation of law)), the premium (including (x) the Applicable Premium that would have been due on such date with respect to an optional redemption pursuant to Section 3.07(b), if such date occurs prior to the third anniversary of the date of this Indenture, or (y) the relevant premium that would have been due on such date pursuant to Section 3.07(d), if such date occurs on or after the third anniversary of the date of this Indenture) of the Notes will also be due and payable as though the Notes were optionally redeemed and shall constitute part of the Notes Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Holder’s lost profits as a result thereof. The foregoing premium shall be presumed to be the liquidated damages sustained by each Holder as the result of the early redemption and the Company agrees that it is reasonable under the circumstances currently existing. The foregoing premium shall also be payable in the event the Notes (and/or this Indenture) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. THE COMPANY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Company expressly agrees (to the fullest extent it may lawfully do so) that: (A) the foregoing premium is reasonable and is the product of an arm’s-length transaction between sophisticated business people, ably represented by counsel; (B) the foregoing premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between Holders and the Company giving specific consideration in this transaction for such agreement to pay the foregoing premium; and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Company expressly acknowledges that its agreement to pay the foregoing premium to Holders as herein described is a material inducement to Holders to purchase the Notes.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the Trustee or the Notes Representative or the Collateral Agent may pursue any available remedy to collect the payment of principal of, premium on, if any, or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee or the Notes Representative or the Collateral Agent may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee, the Notes Representative or the Collateral Agent or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee, the Notes Representative and the Collateral Agent may, on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest on the Notes (including in connection with an offer to purchase); provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or the Notes Representative or the Collateral Agent or exercising any trust or power conferred on it. However, the Trustee, the Notes Representative and the Collateral Agent may refuse to follow any direction that conflicts with law or this Indenture that the Trustee, the Notes Representative or the Collateral Agent, as applicable, determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee, the Notes Representative or the Collateral Agent, as applicable, in personal liability or if the Holders do not provide indemnity and security satisfactory to the Trustee, the Notes Representative and the Collateral Agent, as applicable, in respect of such direction.

Section 6.06 Limitation on Suits.

No Holder of a Note may pursue any remedy with respect to this Indenture or the Notes unless:

(1) such Holder has previously given to the Trustee or the Notes Representative and the Collateral Agent written notice that an Event of Default is continuing;

(2) Holders of at least 25% in aggregate principal amount of the then outstanding Notes make a written request to the Trustee or the Notes Representative and the Collateral Agent to pursue the remedy;

(3) such Holder or Holders offer and, if requested, provide to the Trustee, the Notes Representative or the Collateral Agent security or indemnity satisfactory to the Trustee, the Notes Representative or the Collateral Agent, as applicable, against any loss, liability or expense;

(4) the Trustee, the Notes Representative or the Collateral Agent does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5) during such 60-day period, Holders of a majority in aggregate principal amount of the then outstanding Notes do not give the Trustee or the Notes Representative or the Collateral Agent a direction inconsistent with such request.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note (it being understood that neither the Trustee, the Notes Representative nor the Collateral Agent has an affirmative duty to ascertain whether or not such by a Holder use prejudices the rights of, or obtains a preference or priority over, another Holder).

Section 6.07 Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal of, premium on, if any, or interest on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder; provided that a Holder shall not have the right to institute any such suit for the enforcement of payment if and to the extent that the institution or prosecution thereof or the entry of judgment therein would, under applicable law, result in the surrender, impairment, waiver or loss of the Lien of this Indenture upon any property subject to such Lien.

Section 6.08 Collection Suit by Trustee or the Notes Representative and the Collateral Agent.

If an Event of Default specified in Section 6.01(1) or (2) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium on, if any, and interest remaining unpaid on, the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel.

Section 6.09 Trustee or the Notes Representative and the Collateral Agent May File Proofs of Claim.

The Trustee or the Notes Representative and the Collateral Agent are authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee or the Notes Representative and the Collateral Agent, as applicable, (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee or the Notes Representative and the Collateral Agent, as applicable, and its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee or the Notes Representative and the Collateral Agent, as applicable, and in the event that the Trustee or the Notes Representative and the Collateral Agent, as applicable, shall consent to the making of such payments directly to the Holders, to pay to the Trustee or the Notes Representative and the Collateral Agent, as applicable, any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee or the Notes Representative and the Collateral Agent, as applicable, and its agents and counsel, and any other amounts due the Trustee or the Notes Representative and the Collateral Agent, as applicable, under Section 7.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee or the Notes Representative and the Collateral Agent, as applicable, under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee or the Notes Representative and the Collateral Agent, as applicable, to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee or the Notes Representative and the Collateral Agent, as applicable, to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities.

If the Trustee or the Notes Representative and the Collateral Agent collect any money pursuant to this Article 6, it shall pay out the money in the following order:

First: to the Trustee, the Notes Representative and the Collateral Agent, as applicable, and its agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee, the Notes Representative and the Collateral Agent, as applicable, and the costs and expenses of collection due and owing under this Indenture, the Pledge and Security Agreement and the Intercreditor Agreement; provided, that, for the avoidance of doubt, such expenses shall include expenses incurred by the Trustee in connection with providing assistance to the Collateral Agent in getting direction from the Holders pursuant to an Act of Required Holders;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest respectively; and

Third: to the Company or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee, the Notes Representative or the Collateral Agent, as applicable, for any action taken or omitted by it in its respective capacity as a Trustee, Notes Representative or Collateral Agent, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, the Notes Representative or the Collateral Agent or a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under similar circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

(1) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), and (c) of this Section 7.01.

(e) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. The Trustee will be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holder, unless such Holder has offered to the Trustee security and indemnity satisfactory to the Trustee against any loss, liability or expense.

(f) The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) Within two (2) Business Days of receiving a Noteholder Director Vacancy Notice, a Ballot Notice or a Noteholder Director Notice from the Company, the Trustee shall mail such Noteholder Director Vacancy Notice, such Ballot Notice or such Noteholder Director Notice to the Holders.

Section 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any attorney or agent appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company will be sufficient if signed by an Officer of the Company.

(f) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(g) In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(h) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee received written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Note and this Indenture.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee under Article 7 and this Indenture generally, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(j) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(k) The Trustee shall not be required to take any other action that would violate a law or regulation to which it is subject.

Section 7.03 Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if this Indenture has been qualified under the TIA) or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11 hereof.

Section 7.04 Trustee’s Disclaimer.

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes or any money paid to the Company or upon the Company’s direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee will mail to Holders of Notes, the Notes Representative and the Collateral Agent a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium on, if any, or interest on any Note, the Trustee may withhold the notice, and shall be protected in withholding such notice, if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

Section 7.06 Reports by Trustee to Holders of the Notes.

(a) Within 60 days after each May 15 beginning with the May 15 following the date of this Indenture, and for so long as Notes remain outstanding, the Trustee will mail to the Holders of the Notes a brief report dated as of such reporting date that complies with TIA §313(a) (but if no event described in TIA §313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also will comply with TIA §313(b)(2). The Trustee will also transmit by mail all reports as required by TIA §313(c).

(b) A copy of each report at the time of its mailing to the Holders of Notes will be mailed by the Trustee to the Company.

Section 7.07 Compensation and Indemnity.

(a) The Company will pay to the Trustee from time to time such compensation as the Company and the Trustee shall from time to time agree in writing for all services rendered by it hereunder. The Trustee’s compensation will not be limited by any law on compensation of a trustee of an express trust. The Company will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(b) The Company and the Guarantors will, jointly and severally, indemnify the Trustee and its officers, directors, employees and agents against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Company and the Guarantors (including this Section 7.07) and defending itself against any claim (whether asserted by the Company, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its gross negligence or willful misconduct. The Trustee will notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company will not relieve the Company or any of the Guarantors of their obligations hereunder. The Company or such Guarantor will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Company will pay the reasonable fees and expenses of such counsel. Neither the Company nor any Guarantor need pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c) The obligations of the Company and the Guarantors under this Section 7.07 will survive any satisfaction, discharge or termination of this Indenture, including any termination under the Bankruptcy Code.

(d) To secure the Company’s and the Guarantors’ payment obligations in this Section 7.07, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, premium on, if any, or interest on particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(9) or (10) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under the Bankruptcy Code.

(f) The Trustee will comply with the provisions of TIA §313(b)(2) to the extent applicable.

Section 7.08 Replacement of Trustee.

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.08.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if:

(1) the Trustee fails to comply with Section 7.10 hereof;

(2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under the Bankruptcy Code;

(3) a custodian or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will mail a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company’s obligations under Section 7.07 hereof will continue for the benefit of the retiring Trustee

(g) The indemnity given to the retiring Trustee under Section 7.07 will survive the resignation of the retiring Trustee and any satisfaction, discharge or any other termination of this Indenture, including any termination under the Bankruptcy Code.

Section 7.09 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.10 Eligibility; Disqualification.

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $100.0 million as set forth in its most recent published annual report of condition.

This Indenture will always have a Trustee who satisfies the requirements of TIA §310(a)(1), (2) and (5). The Trustee is subject to TIA §310(b).

Section 7.11 Preferential Collection of Claims Against Company.

The Trustee is subject to TIA §311(a), excluding any creditor relationship listed in TIA §311(b). A Trustee who has resigned or been removed shall be subject to TIA §311(a) to the extent indicated therein.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge.

Upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Note Guarantees) on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Note Guarantees), which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in clauses (1) and (2) below, and to have satisfied all their other obligations under such Notes, the Note Guarantees and this Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium on, if any, or interest on such Notes when such payments are due from the trust referred to in Section 8.04 hereof;

(2) the Company’s obligations with respect to such Notes under Article 2 and Section 4.02 hereof;

(3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) this Article 8.

Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.

Section 8.03 Covenant Defeasance.

Upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from each of their obligations under the covenants contained in Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.16, 4.17, 4.18, 4.19 hereof and clause (4) of Section 5.01 hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration, act of Holders or Act of Required Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Note Guarantees, the Company and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes and Note Guarantees will be unaffected thereby. In addition, upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Sections 6.01(3), (4), (5), (6), (7), (8) and (11)hereof will not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03 hereof:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, to pay the principal of, premium on, if any, and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of an election under Section 8.02 hereof, the Company must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that:

(A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(B) since the date of this Indenture, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of an election under Section 8.03 hereof, the Company must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Company or any of the Guarantors is a party or by which the Company or any of the Guarantors is bound;

(6) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding anything to the contrary contained herein, the Company’s obligation to the Trustee, the Notes Representative and the Collateral Agent under Section 7.07 shall survive any satisfaction, discharge or any other termination of this Indenture, including any termination under the Bankruptcy Code.

Section 8.05 Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non- callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Company from time to time upon the request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(1) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Company.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium on, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture and the Notes and the Note Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided, however, that, if the Company makes any payment of principal of, premium on, if any, or interest on any Note following the reinstatement of its obligations, the Company will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes.

Notwithstanding Section 9.02 of this Indenture, without the consent of any Holder of Notes, the Company, the Guarantors, the Trustee and the Collateral Agent may amend or supplement this Indenture, the Notes, the Note Guarantees or the Security Documents:

(1) to cure any ambiguity, defect or inconsistency that does not adversely affect the legal rights hereunder of any Holder in any material respect;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to the Holders of the Notes and Note Guarantees by a successor to the Company or such Guarantor pursuant to Article 5 or Article 10 hereof;

(4) to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights hereunder of any Holder in any material respect;

(5) to comply with the requirements of the SEC in order to effect or maintain the qualification of this Indenture under the TIA;

(6) to enter into a supplemental indenture to evidence the Reincorporation of the Company as permitted by the Plan upon receipt of an Officers’ Certificate from the Company confirming that shareholders holding at least 25 percent of the issued and outstanding common shares of the Company have approved the Reincorporation pursuant to the General Corporation Law of the State of Delaware;

(7) to enter into additional or supplemental Security Documents;

(8) to release Collateral in accordance with Section 10.05 of this Indenture and the Security Documents, except as set forth in Section 9.02 of this Indenture;

(9) to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture as of the date hereof;

(10) to evidence and provide for the acceptance and appointment (x) under this Indenture of a successor Trustee thereunder or (y) under the Security Documents of a successor Collateral Agent thereunder;

(11) to make any amendment to the provisions of this Indenture relating to the transfer and legending of the Notes as permitted by this Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with this Indenture as so amended would not result in the Notes being transferred in violation of the Securities Act or any applicable securities laws and (ii) such amendment does not materially and adversely affect the rights of the Holders of the Notes to transfer the Notes;

(12) to make, complete or confirm any grant of Collateral permitted or required by this Indenture or any of the Security Documents or any release of Collateral that becomes effective as set forth in this Indenture or any of the Security Documents;

(13) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes;

(14) to modify the Security Documents to reflect additional extensions of credit and additional secured creditors holding secured obligations, so long as such secured obligations are not prohibited by this Indenture or any other security document; or

(15) to the extent required by the Intercreditor Agreement.

Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee will join with the Company and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee will not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders of Notes.

Except as provided below in this Section 9.02, the Company, the Guarantors, the Trustee and the Collateral Agent may amend or supplement this Indenture (including, without limitation, Section 3.09, 4.10, 4.15 and 4.19 hereof), the Notes, the Note Guarantees and the Security Documents with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and, subject to Sections 6.04 and 6.07 hereof, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of such documents may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes). Section 2.09 hereof shall determine which Notes are considered to be “outstanding” for purposes of this Section 9.02.

Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee will join with the Company and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental Indenture.

It is not necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company will mail or post via DTC to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail or post via DTC such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver. Subject to Sections 6.04 and 6.07 hereof, the Holders of a majority in aggregate principal amount of the Notes then outstanding voting as a single class may waive compliance in a particular instance by the Company with any provision of this Indenture, the Notes or the Note Guarantees. However, without the consent of each Holder affected, an amendment, supplement or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter or waive any of the provisions with respect to the redemption of the Notes (except as provided above with respect to Sections 3.09, 4.10, 4.15 and 4.19 hereof);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(4) waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, premium on, if any, or interest on, the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by Sections 3.09, 4.10, 4.15 or 4.19 hereof);

(8) release any Guarantor from any of its obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture; or

(9) make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of this Indenture or any Security Document that has the effect of releasing Collateral, other than releasing Collateral governed by Sections 10.05(1), (2), (3), (5) and (6), from the Liens securing the Notes, shall require the consent of the Holders of at least 66-2/3% in aggregate principal amount of the Notes then outstanding.

Notwithstanding anything set forth herein to the contrary, the Notes held by Affiliates of the Company shall not be included in determining whether the requisite percentages set forth in this Section 9.02 have been met for (i) any amendment, modification, waiver, consent or other action with respect to any of the terms of this Indenture, any Note Guarantee or any Security Document or any departure by the Company or any Subsidiary therefrom, or any plan of reorganization pursuant to the Bankruptcy Code or (ii) directing or requiring the Trustee or any other party to undertake any action (or refrain from taking any action) with respect to or under this Indenture, any Note Guarantee or any Security Document.

Section 9.03 Compliance with Trust Indenture Act.

Every amendment or supplement to this Indenture or the Notes will be set forth in an amended or supplemental indenture that complies with the TIA as then in effect.

Section 9.04 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.05 Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06 Trustee to Sign Amendments, etc.

The Trustee and the Collateral Agent will sign any amended or supplemental indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee, Notes Representative and Collateral Agent. The Company may not sign an amended or supplemental indenture until the Board of Directors of the Company approves it. In executing any amended or supplemental indenture, the Trustee and the Collateral Agent will be entitled to receive and (subject to Section 7.01 hereof) will be fully protected in relying upon, in addition to the documents required by Section 14.04 hereof, an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent relating to the execution and delivery of such amended or supplemental indenture have been complied with and the such supplemental indenture constitutes the legal, valid and binding obligation of the Company and the Guarantors subject to customary exceptions.

ARTICLE 10

COLLATERAL SECURITY

Section 10.01 Security Interest

The due and punctual payment of the principal of, premium on, and if any, interest on, the Notes when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium on, if any, and interest (to the extent permitted by law), on the Notes and performance of all other Notes Obligations of the Company to the Holders of Notes or the Trustee under this Indenture and the Notes (including, without limitation, the Note Guarantees), according to the terms hereunder or thereunder, are secured as provided in the Security Documents. Each Holder of Notes, by its acceptance thereof, consents and agrees to the terms of the Intercreditor Agreement and the Security Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral) as the same may be in effect or may be amended from time to time in accordance with its terms and authorizes and directs the Collateral Agent to enter into the Intercreditor Agreement and the Security Documents and to perform its obligations and exercise its rights thereunder in accordance therewith. The Company will deliver to the Trustee copies of all documents delivered to the Collateral Agent pursuant to the Intercreditor Agreement and the Security Documents, and will do or cause to be done all such acts and things as may be necessary or proper, or as may be required by the provisions of the Intercreditor Agreement and Security Documents, to assure and confirm to the Trustee and the Collateral Agent the security interest in the Collateral contemplated hereby, by the Intercreditor

Agreement and the Security Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes. The Company will take, and will cause its Subsidiaries to take, upon request of the Trustee, any and all actions reasonably required to cause the Intercreditor Agreement and the Security Documents to create and maintain, as security for the Notes Obligations, a valid and enforceable perfected first-priority Lien in and on all the Collateral, in favor of the Collateral Agent for the benefit of the Holders of Notes and the Trustee superior to and prior to the rights of all third Persons and subject to no other Liens than Permitted Liens. Notwithstanding anything to the contrary contained herein, it shall be the sole responsibility of the Company to maintain perfection of such security interest. Neither the Trustee, the Notes Representative nor the Collateral Agent shall be responsible for maintaining perfection of such security interest.

Section 10.02 Intercreditor Agreement.

This Article 10 and the provisions of each other Security Document are subject to the terms, conditions and benefits set forth in the Intercreditor Agreement. The Company and each Guarantor consent to, and agree to be bound by, the terms of the Intercreditor Agreement, as the same may be in effect from time to time, and to perform their respective obligations thereunder in accordance with the terms therewith.

Section 10.03 [Reserved].

Section 10.04 [Reserved].

Section 10.05 Release of Liens in Respect of Notes.

The Collateral Agent’s Liens upon the Collateral will no longer secure the Notes outstanding under this Indenture or any other Notes Obligations under this Indenture, and the right of the Holders of the Notes and such Notes Obligations to the benefits and proceeds of the Collateral Agent’s Liens on the Collateral will terminate and be discharged:

(1) upon the satisfaction and discharge of this Indenture, in accordance with Article 13 hereof;

(2) upon a Legal Defeasance or Covenant Defeasance of the Notes in accordance with Article 8 hereof;

(3) upon payment in full and discharge of all Notes outstanding under this Indenture and all other Notes Obligations that are outstanding, due and payable under this Indenture at the time the Notes are paid in full in cash and discharged;

(4) in whole or in part, with, if applicable, the consent of the Holders of the requisite percentage of Notes in accordance with Section 9.02 hereof;

(5) as to any Collateral (including, for the avoidance of doubt, any Capital Stock of any Guarantor and, in the case of a sale of all of the Capital Stock of a Guarantor, all of such Guarantor’s assets) that is sold, transferred or otherwise disposed of by the Company or any Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the

Company or a Restricted Subsidiary of the Company in a transaction or other circumstances that either (i) does not constitute an Asset Sale or (ii) otherwise complies with Section 4.10 of this Indenture, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that, the Collateral Agent’s Liens upon the Collateral will not be released if the sale or disposition is subject to Section 5.01 of this Indenture;

(6) if and to the extent required by the Intercreditor Agreement. For the avoidance of doubt, the release of any Liens of the Notes Representative, acting in its capacity as the Junior Representative (as defined in the Intercreditor Agreement), in the ABL Priority Collateral shall be automatic under the Intercreditor Agreement and shall not require the consent of any Holders.

Each Holder, by its agreement to hold the Notes, and each subsequent Holder, by its acquisition of Notes, hereby consents to and agrees to the terms of the Intercreditor Agreement and acknowledges that this consent is intended to be the consent required by TIA §316(b) for purposes of agreeing to the terms and conditions of the Intercreditor Agreement.

Section 10.06 Relative Rights.

Nothing in the Notes Document will:

(1) impair, as between the Company and the Holders of Notes, the obligation of the Company to pay principal of, premium and interest on the Notes in accordance with their terms or any other obligation of the Company or any Guarantor;

(2) affect the relative rights of Holders of Notes as against any other creditors of the Company or any Guarantor (other than holders of Permitted Prior Liens);

(3) restrict the right of any Holder of Notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the Intercreditor Agreement);

(4) restrict or prevent any holder of Notes or other Notes Obligations or the Collateral Agent from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the Intercreditor Agreement; or

(5) restrict or prevent any holder of Notes or other Notes Obligations or the Collateral Agent from taking any lawful action in an Insolvency Proceeding not specifically restricted or prohibited by the Intercreditor Agreement.

Section 10.07 Further Assurances; Insurance.

(a) The Company and each of the Guarantors shall do or cause to be done all acts and things that may be required, or that the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the holders of Notes Obligations, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the Notes are issued), in each case, as contemplated by, and with the Lien priority required under, the Notes Documents.

(b) The Company and the Guarantors will:

(1) keep their properties adequately insured at all times by financially sound and reputable insurers;

(2) maintain such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions), including fire and other risks insured against by extended coverage and coverage for acts of terrorism, as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by them;

(3) maintain such other insurance as may be required by law;

(4) maintain title insurance on all real property Collateral insuring the Collateral Agent’s Lien on that property, subject only to Permitted Prior Liens and other exceptions to title approved by the Collateral Agent; provided that title insurance need only be maintained on any particular parcel of real property having a Fair Market Value of more than $1.0 million; and

(5) maintain such other insurance as may be required by the Security Documents.

(c) Upon the request of the Collateral Agent, the Company and the Guarantors will furnish to the Collateral Agent full information as to their property and liability insurance carriers. Holders of Notes Obligations, as a class, will be named as additional insureds, with a waiver of subrogation, on all insurance policies of the Company and the Guarantors and the Collateral Agent will be named as loss payee, with 30 days’ notice of cancellation or material change, on all property and casualty insurance policies of the Company and the Guarantors.

Section 10.08 Release of Collateral.

(a) The Collateral subject to the Security Documents may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of this Indenture, in particular Sections 9.02 and 10.05 hereof, the Security Documents and the Intercreditor Agreement.

(b) The release of any Collateral shall not be deemed to impair the security in contravention of the provisions of this Indenture if and to the extent such assets are released pursuant to the terms of this Indenture, the Security Documents or the Intercreditor Agreement.

(c) In the event that the Company seeks to release the Collateral, the Company shall deliver an Officers’ Certificate and an Opinion of Counsel to the Collateral Agent stating that all conditions precedent relating to the release have been complied with.

(d) Subject to the terms and conditions of the relevant Security Documents and the Intercreditor Agreement, the Collateral Agent at the direction of the Trustee in accordance with an Act of Required Holders shall, if so requested by the Company in writing and based solely upon the Officers’ Certificate and Opinion of Counsel delivered to the Collateral Agent in preceding clause (c) above, authorize the Collateral Agent to execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to this Indenture or the Security Documents, and the Intercreditor Agreement.

ARTICLE 11

NOTE GUARANTEES

Section 11.01 Guarantee.

The Guarantors agree as follows upon becoming a party to this Indenture:

(a) Subject to this Article 11, each of the Guarantors hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the Notes Obligations of the Company hereunder or thereunder, that:

(1) the principal of, premium on, if any, and interest on, the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium on, if any, and interest on, the Notes, if lawful, and all other obligations of the Company to the Holders or the Trustee and the Collateral Agent hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenant that this Note Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantee.

Section 11.02 Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 11, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance.

Section 11.03 Execution and Delivery of Note Guarantee.

To evidence its Note Guarantee set forth in Section 11.01 hereof, each Guarantor hereby agrees that a notation of such Note Guarantee substantially in the form attached as Exhibit E hereto will be endorsed by an Officer of such Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture will be executed on behalf of such Guarantor by one of its Officers.

Each Guarantor hereby agrees that its Note Guarantee set forth in Section 11.01 hereof will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee.

If an Officer whose signature is on this Indenture or on the Note Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Note Guarantee is endorsed, the Note Guarantee will be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

In the event that the Company or any of its Restricted Subsidiaries creates or acquires any Domestic Subsidiary after the date of this Indenture, if required by Section 4.17 hereof, the Company will cause such Domestic Subsidiary to comply with the provisions of Section 4.17 hereof and this Article 11, to the extent applicable.

Section 11.04 Guarantors May Consolidate, etc., on Certain Terms.

Except as otherwise provided in Section 11.05 hereof, no Guarantor may sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2) either:

(a) (i) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (the “Successor Guarantor”) unconditionally assumes all the obligations of that Guarantor under its Note Guarantee, this Indenture and the Security Documents pursuant to a supplemental indenture and appropriate Security Documents satisfactory to the Trustee; (ii) the Successor Guarantor causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Liens under the applicable Security Documents on the Collateral owned by or transferred to the Successor Guarantor, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction and Opinions of Counsel confirming such perfection; (iii) the Collateral owned by or transferred to the Successor Guarantor shall: (A) continue to constitute Collateral under this Indenture and the applicable Security Documents, (B) be subject to Liens in favor of the Collateral Agent for the benefit of the Holders of the Notes and any other Notes Obligations and (C) not be subject to any Lien other than Permitted Liens; and (iv) the property and assets of the Person which is merged or consolidated with or into the Successor Guarantor, to the extent that they are property or assets of the types which would constitute Collateral under the applicable Security Documents, shall be treated as after-acquired property and the Successor Guarantor shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the applicable Security Documents in the manner and to the extent required in this Indenture and the Security Documents; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture, including without limitation, Section 4.10 hereof.

In case of any such consolidation, merger, sale or conveyance and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Note Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such successor Person will succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Note Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee. All the Note Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Note Guarantees had been issued at the date of the execution hereof.

Except as set forth in Articles 4 and 5 hereof, and notwithstanding clauses 2(a) and (b) above, nothing contained in this Indenture or in any of the Notes will prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or will prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor.

Section 11.05 Releases.

(a) In the event of any sale or other disposition of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, then the corporation acquiring the property will be released and relieved of any Notes Obligations under the Note Guarantee;

(b) In the event of any sale or other disposition of Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company and such Guarantor ceases to be a Restricted Subsidiary of the Company as a result of the sale or other disposition, then such Guarantor will be released and relieved of any Notes Obligations under its Note Guarantee;

provided, in both cases, that (x) the consent provisions set forth in Section 9.02, if applicable, are met and (y) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture, including without limitation Section 4.10 hereof, if applicable. Upon delivery by the Company to the Trustee of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent relating to the release have been complied with, the Trustee will execute any documents reasonably required in order to evidence the release of any Guarantor from its obligations under its Note Guarantee.

(c) Upon designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the terms of this Indenture, such Guarantor will be automatically released and relieved of any Notes Obligations under its Note Guarantee. The Company will send notice of such release to the Trustee and Collateral Agent.

(d) Upon Legal Defeasance or Covenant Defeasance in accordance with Article 8 hereof or satisfaction and discharge of this Indenture in accordance with Article 12 hereof, each Guarantor will be released and relieved of any Notes Obligations under its Note Guarantee.

(e) Upon the dissolution of a Guarantor if its assets are distributed to the Company or another Guarantor, such Guarantor will be released and relieved of any Notes Obligations under its Note Guarantee.

Any Guarantor not released from its obligations under its Note Guarantee as provided in this Section 11.05 will remain liable for the full amount of principal of, premium on, if any, and interest on, the Notes and for the other Notes Obligations of any Guarantor under this Indenture as provided in this Article 11.

ARTICLE 12

SATISFACTION AND DISCHARGE

Section 12.01 Satisfaction and Discharge.

This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non- callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and interest to the date of maturity or redemption;

(2) in respect of subclause (b) of clause (1) of this Section 12.01, no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section 12.01, the provisions of Sections 12.02 and 8.06 hereof will survive. In addition, nothing in this Section 12.01 will be deemed to discharge those provisions of Section 7.07 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 12.02 Application of Trust Money.

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 12.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 12.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01 hereof; provided that if the Company has made any payment of principal of, premium on, if any, or interest on any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE 13

COLLATERAL AGENT

Section 13.01 Appointment; Powers of the Collateral Agent.

(a) The Company and each holder of a Note by their acceptance thereof hereby designates and appoints U.S. Bank National Association to act as Collateral Agent under this

Indenture, and hereby authorizes the Collateral Agent to take such actions on their behalf under the provisions of this Indenture, the Intercreditor Agreement, and the other Security Documents to which it is a party and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Indenture. For the avoidance of doubt, the Collateral Agent, acting as Notes Representative, is the only party authorized to take actions on behalf of the Notes Secured Parties under the Intercreditor Agreement.

(b) The Collateral Agent is irrevocably authorized and empowered to enter into and perform its obligations and protect, perfect, exercise and enforce its interest, rights, powers and remedies under the Security Documents and applicable law and in equity and to act as set forth in this Article 13 or, subject to the other provisions of this Indenture, as requested in any lawful directions given to it from time to time by the Company or in respect of any matter by an Act of Required Holders, except for those actions requiring consent specifically enumerated by Section 9.02, which shall require a greater percentage of consent of the Holders of an aggregate principal amount of the Notes then outstanding voting as a single class, as set forth in Section 9.02.

Section 13.02 For Sole and Exclusive Benefit of the Holders.

The Collateral Agent will accept, hold, administer and enforce all Liens on the Collateral at any time transferred or delivered to it and all other interests, rights, powers and remedies at any time granted to or enforceable by the Collateral Agent and all other Collateral solely and exclusively for the benefit of itself and the present and future Holders and any other holders of present and future Note Obligations, and will distribute all proceeds received by it in realization thereon or from enforcement thereof solely and exclusively pursuant to the provisions of the Intercreditor Agreement and under this Indenture in accordance with Section 6.10 hereof.

Section 13.03 No Implied Duty.

The Collateral Agent will not have any fiduciary duties nor will it have responsibilities or obligations other than those expressly assumed by it in this Indenture, the Intercreditor Agreement and the other Notes Documents to which it is a party in its capacity as Collateral Agent. The Collateral Agent will not be required to take any action that is contrary to applicable law or any provision of this Indenture, the Intercreditor Agreement or the other Notes Documents to which it is a party in its capacity as Collateral Agent. The permissive right of the Collateral Agent to take or refrain from taking any actions enumerated in this Indenture, the Intercreditor Agreement or any other Notes Document to which it is a party in its capacity as Collateral Agent shall not be construed as a duty.

The Collateral Agent shall have all of the rights, privileges, immunities and indemnities granted to the Trustee in Article 7 of the Indenture, including without limitation, those specifically set forth in Section 7.07 and Section 7.08(g), as if fully set forth herein which are in addition to those set forth in this Article 13.

Section 13.04 Appointment of Agents and Advisors.

The Collateral Agent may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, attorneys, accountants, appraisers or other experts or advisors selected by it in good faith as it may reasonably require and will not be responsible for any misconduct or negligence on the part of any of them.

Section 13.05 Other Agreements.

The Collateral Agent has accepted its appointment as Collateral Agent hereunder and is bound by the Security Documents executed by it as of the date of this Indenture and, as directed by an Act of Required Holders, the Collateral Agent shall execute additional Security Documents delivered to it after the date of this Indenture; provided, however, that such additional Security Documents do not adversely affect the rights, privileges, benefits and immunities of the Collateral Agent. The Collateral Agent will not otherwise be bound by, or be held obligated by, the provisions of any credit agreement, indenture or other agreement governing the Notes Obligations (other than this Indenture, the Intercreditor Agreement and the other Notes Documents to which it is a party).

Section 13.06 Solicitation of Instructions.

No written direction given to the Collateral Agent by the Trustee acting at the direction of an Act of Required Holders that in the reasonable good faith judgment of the Collateral Agents imposes or would reasonably be expected to impose upon the Collateral Agent any obligation or liability not set forth in or arising under this Indenture, the Intercreditor Agreement and the other Security Documents will be binding upon the Collateral Agent unless the Collateral Agent elects, at its sole option, to accept such direction and it is provided indemnity and security satisfactory to it.

Section 13.07 Limitation of Liability.

The Collateral Agent will not be responsible or liable for any action taken or omitted to be taken by it hereunder, the Intercreditor Agreement or under any other Security Document, except for its own gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction.

Section 13.08 Entitled to Rely.

The Collateral Agent may seek and rely upon, and shall be fully protected in relying upon, any judicial order or judgment, upon any advice, opinion or statement of legal counsel, independent consultants and other experts selected by it in good faith and upon any certification, instruction, notice or other writing delivered to it by Company or any Guarantor in compliance with the provisions of this Indenture, the Intercreditor Agreement and the other Security Documents or delivered to it by the Notes Representative as to the Holders and any other holders of Notes Obligations for whom it acts, or a direction from the Trustee acting at the direction of an Act of Required Holders, without being required to determine the authenticity thereof or the correctness of any fact stated therein or the propriety or validity of service thereof. The Collateral Agent may act in reliance upon any instrument comporting with the provisions of this Indenture, the Intercreditor Agreement and the other Security Documents or any signature reasonably believed by it to be genuine and may assume that any Person purporting to give notice or receipt or advice or make any statement or execute any document in connection with the provisions hereof or the other Security Documents has been duly authorized to do so. To the extent an

Officers’ Certificate or Opinion of Counsel is required or permitted under this Indenture, the Intercreditor Agreement or the other Security Documents to be delivered to the Collateral Agent in respect of any matter, the Collateral Agent may rely conclusively on an Officers’ Certificate or Opinion of Counsel as to such matter and such Officers’ Certificate or Opinion of Counsel shall be full warranty and protection to the Collateral Agent for any action taken, suffered or omitted by it under the provisions of this Indenture, the Intercreditor Agreement and the other Security Documents.

Section 13.09 Default.

The Collateral Agent will not be required to inquire as to the occurrence or absence of any Default hereunder or under the Intercreditor Agreement and will not be affected by or required to act upon any notice or knowledge as to the occurrence of any Default unless and until it receives written notice of such Default from the Required Holders and is directed by the Trustee acting in accordance with an Act of Required Holders and if required by the Collateral Agent, an indemnity and security satisfactory to it is provided under Section 13.11 hereof.

Section 13.10 Actions by Collateral Agent.

As to any matter not expressly provided for by this Indenture or the other Security Documents, the Collateral Agent will act or refrain from acting as directed by the Trustee acting in accordance with an Act of Required Holders and will be fully protected if it does so, and any action taken, suffered or omitted pursuant hereto or thereto shall be binding on the Holders and any other holders of Notes Obligations.

Section 13.11 Security and Indemnity in Favor of the Collateral Agent.

The Collateral Agent will not be required to take any action at the direction of the Holders or any other holders of Notes Obligations, to advance or expend any funds or otherwise incur any financial liability in the performance of its duties or the exercise of its powers or rights hereunder unless it has been provided with pre-funding, security and indemnity reasonably satisfactory to it against any and all cost, loss, liability or expense which may be incurred by it by reason of taking or continuing to take such action.

Section 13.12 Rights of the Collateral Agent.

In the event there is any bona fide, good faith disagreement between the other parties to this Indenture, the Intercreditor Agreement or any of the other Security Documents resulting in adverse claims being made in connection with Collateral held by the Collateral Agent and the terms of this Indenture, the Intercreditor Agreement or any of the other Security Documents do not unambiguously mandate the action the Collateral Agent is to take or not to take in connection therewith under the circumstances then existing, or the Collateral Agent is in doubt as to what action it is required to take or not to take hereunder or under the other Security Documents, it will be entitled to refrain from taking any action (and will incur no liability for doing so) until directed otherwise (subject to Section 13.11) in writing by a request signed jointly by the parties hereto entitled to give such direction or by order of a court of competent jurisdiction.

Section 13.13 Limitations on Duty of Collateral Agent in Respect of Collateral.

(a) Beyond the exercise of reasonable care in the custody of Notes Collateral in its possession, the Collateral Agent will have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Collateral Agent will not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any Liens on the Notes Collateral; it shall be the sole responsibility of the Company to take any necessary action to preserve, protect or perfect the security interests granted to the Collateral Agent; provided, however, that, notwithstanding the foregoing, the Collateral Agent will execute, file or record UCC-3 continuation statements and other documents and instruments to preserve, protect or perfect the security interests granted to the Collateral Agent (subject to the priorities set forth herein) if it shall receive a specific written request to execute, file or record the particular continuation statement or other specific document or instrument by an Act of Required Holders. The Collateral Agent will be deemed to have exercised reasonable care in the custody of the Notes Collateral in its possession if the Notes Collateral is accorded treatment substantially equal to that which it accords its own property, and the Collateral Agent will not be liable or responsible for any loss or diminution in the value of any of the Notes Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Agent with due care. Pursuant to applicable law, if the Company and the Guarantors fail to take any necessary action to preserve, protect or perfect the security interests granted to the Collateral Agent, the Company and the Guarantors authorize the Collateral Agent to file or record financing statements and other filing or recording documents or instruments without the signature of Company or such Guarantor, as directed by an Act of Required Holders in such form and in such offices as may be necessary or as so directed or by an Opinion of Counsel, in each case as is appropriate to perfect the security interests of the Collateral Agent in the Collateral under the Security Documents. This authorization, however, shall not relieve Company or the Guarantors from their obligations to perfect or maintain the perfection of any Liens on the Collateral as may be required hereby or by any of the Notes Documents.

(b) The Collateral Agent will not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence or willful misconduct on the part of the Collateral Agent, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of Company or any Guarantor to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Collateral Agent hereby disclaims any representation or warranty to the present and future Holders or any other holders of the Notes Obligations concerning the perfection of the Liens granted to it or in the value of any of the Collateral.

Section 13.14 Assumption of Rights, No Assumption of Duties.

Notwithstanding anything to the contrary contained herein: (a) each of the parties thereto will remain liable under each of the Security Documents (other than this Indenture) to the extent set forth therein to perform all of their respective duties and obligations thereunder to the same extent as if this Indenture had not been executed; (b) the exercise by the Collateral Agent of any of its rights, remedies or powers hereunder will not release such parties from any of their respective duties or obligations under the other Security Documents; and (c) the Collateral Agent will not be obligated to perform any of the obligations or duties of any of the parties thereunder other than those of the Collateral Agent.

Section 13.15 No Liability for Clean Up of Hazardous Materials.

In the event that the Collateral Agent is required to acquire title to an asset for any reason, or take any managerial action of any kind in regard thereto, in order to carry out any fiduciary or trust obligation for the benefit of another, which in the Collateral Agent’s sole discretion may cause the Collateral Agent to be considered an “owner or operator” under any environmental laws or otherwise cause the Collateral Agent to incur, or be exposed to, any environmental liability or any liability under any other federal, state or local law, the Collateral Agent reserves the right, instead of taking such action, either to resign as Collateral Agent or to arrange for the transfer of the title or control of the asset to a court appointed receiver. The Collateral Agent will not be liable to any Person for any environmental liability or any environmental claims or contribution actions under any federal, state or local law, rule or regulation by reason of the Collateral Agent’s actions and conduct as authorized, empowered and directed hereunder or relating to any kind of discharge or release or threatened discharge or release of any hazardous materials into the environment.

Section 13.16 Resignation or Removal of Collateral Agent.

Subject to the appointment of a successor Collateral Agent as provided in Section 13.17 and the acceptance of such appointment by the successor Collateral Agent:

(a) the Collateral Agent may resign at any time by giving not less than 30 days’ notice of resignation to each of the Trustee and the Company, provided that such notice period may be waived with the consent of both the Trustee and the Company; and

(b) the Collateral Agent may be removed at any time, with or without cause, by an Act of Required Holders.

Section 13.17 Appointment of Successor Collateral Agent.

Upon any such resignation or removal, a successor Collateral Agent may be appointed by an Act of Required Holders. If no successor Collateral Agent has been so appointed and accepted such appointment within 30 days after the predecessor Collateral Agent gave notice of resignation or was removed, Company shall appoint a successor Collateral Agent. If such appointment has not been made within such 30 day period, Company and/or the Collateral Agent may petition a court of competent jurisdiction for appointment of a successor Collateral Agent. Each successor Collateral Agent must be a bank or trust company:

(a) authorized to exercise corporate trust powers;

(b) having a combined capital and surplus of at least $50,000,000; and

(c) that is not the Company or its Affiliates.

The Collateral Agent will fulfill its obligations hereunder until a successor Collateral Agent meeting the requirements of this Section 13.17 has accepted its appointment as Collateral Agent and the provisions of Section 13.18 have been satisfied.

Section 13.18 Succession.

When the Person so appointed as successor Collateral Agent accepts such appointment:

(a) such Person will succeed to and become vested with all the rights, powers, privileges and duties of the predecessor Collateral Agent, upon the payment of any and all amounts due and owing to the predecessor Collateral Agent and the predecessor Collateral Agent will be discharged from its duties and obligations hereunder; and

(b) the predecessor Collateral Agent will (at the expense of Company) promptly transfer all Liens and collateral security and other Collateral within its possession or control to the possession or control of the successor Collateral Agent and will execute instruments and assignments as may be necessary or reasonably requested by the successor Collateral Agent to transfer to the successor Collateral Agent all Liens, interests, rights, powers and remedies of the predecessor Collateral Agent in respect of the Security Documents or the Collateral.

Thereafter, the predecessor Collateral Agent will remain entitled to enforce the immunities granted to it in this Article 13 of the Indenture and these protections, immunities and indemnities given to the predecessor Collateral Agent shall survive the resignation, removal and any termination of this Indenture including any termination under the Bankruptcy Code.

Section 13.19 Merger, Conversion or Consolidation of Collateral Agent.

Any business entity into which the Collateral Agent may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which the Collateral Agent shall be a party, or any entity succeeding to all or substantially all of the corporate trust business of the Collateral Agent shall be the successor of the Collateral Agent pursuant to Section 13.18, without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto, except where an instrument of transfer or assignment is required by law to effect such succession; provided, however, that anything herein to the contrary notwithstanding, such entity satisfies the eligibility requirements specified in clauses (a) through (c) of Section 13.17. The Collateral Agent shall use commercially reasonable efforts to notify the Company and any other Notes Representative prior to any such merger, conversion or consolidation; provided, however, that any failure to do so shall not limit or prevent the effectiveness of the successor described herein.

ARTICLE 14

MISCELLANEOUS

Section 14.01 Trust Indenture Act Controls.

If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA §318(c), the imposed duties will control.

Section 14.02 Notices.

Any notice or communication by the Company, any Guarantor or the Trustee and Collateral Agent to the others is duly given if in writing and delivered in Person or by first class mail (registered or certified, return receipt requested) (or, if the Notes are held in global book-entry form, posted with DTC), facsimile transmission or overnight air courier guaranteeing next day delivery, to the others’ address:

If to the Company and/or any Guarantor:

Goodman Networks Incorporated

2801 Network Blvd., Suite 300

Frisco, TX 75034

Facsimile No.: (972) 421-5753

Attention: John Debus, Interim Chief Financial Officer

Email: jdebus@goodmannetworks.com

With a copy to:

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, TX 75219 -7672

Facsimile No.: (214) 200-0677

Attention: Monika Singh Sanford, Esq.

Email: monika.sanford@haynesboone.com

If to the Trustee:

UMB Bank, National Association

140 Broadway, Suite 4624

New York, NY 10005

Facsimile No.: (314) 612-8499

Attention: Julius R. Zamora

Email: Julius.Zamora@umb.com

With a copy to:

Reed Smith LLP

1301 K Street, N.W.

Suite 1000 – East Tower

Washington, D.C. 20005-3373

Facsimile No.: (202) 414-9299

Attention: Michele D. Ross, Esq.

Email: mross@reedsmith.com

If to the Collateral Agent:

U.S. Bank National Association

8 Greenway Plaza, Suite 1100

Houston, Texas 77046

Facsimile No.: (713) 212-3718

Attention: Steven A. Finklea

E-mail: steven.finklea@usbank.com

With a copy to:

McGuire, Craddock & Struther, P.C.

2501 N. Harwood Street, Suite 1800

Dallas, Texas 75201

Facsimile No.: (214) 954-6868

Attention: Charles J. McGuire, Esq.

Email: cmcguire@mcslaw.com

The Company, any Guarantor, the Trustee or the Collateral Agent, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery. All notices and communications to the Holders of global book-entry Notes will be deemed to be given when delivered to DTC in accordance with its customary procedures.

Any notice or communication to a Holder will be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar or, if the Notes are held in global book-entry form, posted with DTC. Any notice or communication will also be so mailed to any Person described in TIA §313(c), to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it will not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company mails a notice or communication to Holders, it will mail a copy to the Trustee and each Agent at the same time.

Section 14.03 Communication by Holders of Notes with Other Holders of Notes.

Holders may communicate pursuant to TIA §312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA §312(c).

Section 14.04 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(1) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which must include the statements set forth in Section 14.05 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which must include the statements set forth in Section 14.05 hereof, to the extent applicable) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 14.05 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA §314(a)(4)) must comply with the provisions of TIA §314(e) and must include:

(1) a statement that the Person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 14.06 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 14.07 No Personal Liability of Directors, Officers, Employees and Stockholders.

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, this Indenture, the Note Documents, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Section 14.08 Governing Law.

THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 14.09 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 14.10 Successors.

All agreements of the Company in this Indenture and the Notes will bind its successors. All agreements of the Trustee in this Indenture will bind its successors. All agreements of each Guarantor in this Indenture will bind its successors, except as otherwise provided in Section 11.05 hereof.

Section 14.11 Severability.

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 14.12 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, but all of them together represent the same agreement.

Section 14.13 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 14.14 Waiver of Jury Trial.

EACH OF THE COMPANY, EACH GUARANTOR, THE TRUSTEE AND THE COLLATERAL AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

Section 14.15 Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services.

[Signatures on following page]

SIGNATURES

Dated as of             , 2017

Goodman Networks Incorporated

By:
Name: John Debus
Title: Interim Chief Financial Officer

[Signature Page to Indenture]

UMB BANK, NATIONAL ASSOCIATION,

as Trustee

By:
Name: Julius R. Zamora
Title: Vice President

[Signature Page to Indenture]

U.S. BANK NATIONAL ASSOCIATION,

as Collateral Agent

By:
Name: Steven A. Finklea
Title: Vice President

[Signature Page to Indenture]

SCHEDULE 1.01(a)

LIST OF COMPETITORS

Ansco & Associates, LLC

Bechtel Corporation

Black & Veatch Holding Company

BlueStream Professional Services

Clear Sky

Digital Satellite, Inc.

DirectSat/Unitek Global Services

DW Direct

Dycom Industries, Inc.

Empath

Empire Telecom

Erickson

Jacobs Engineering Group

Mastec

Nexius Solutions, Inc.

Parsons Corporation

Science Applications International Corporation (SAIC)

Starlight STM

Velocitel, Inc.

Exhibit C

Intercreditor Agreement

INTERCREDITOR AGREEMENT,

dated as of May 31, 2017

among

MidCap Financial Trust, as the ABL Representative for the ABL Secured Parties

and

U.S. Bank National Association,

as the Collateral Agent and Notes Representative for the Notes Secured Parties,

and the Grantors Parties Hereto

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SECTION 9.	Obligations Unconditional	32

SECTION 10. Miscellaneous.		32
10.1	Rights of Subrogation	32
10.2	Further Assurances	33
10.3	Conflicts	33
10.4	Continuing Nature of Provisions	33
10.5	Amendments; Waivers	33
10.6	Information Concerning Financial Condition of the Grantors	34
10.7	Governing Law	35
10.8	Submission to Jurisdiction; JURY TRIAL WAIVER	35
10.9	Notices	36
10.10	Successors and Assigns	36
10.11	Headings	36
10.12	Severability	36
10.13	Other Remedies	36
10.14	Counterparts; Integration; Effectiveness	36
10.15	Additional Grantors	36

ii

INTERCREDITOR AGREEMENT

Intercreditor Agreement (this “Agreement”), dated as of May 31, 2017, among MIDCAP FINANCIAL TRUST, as Administrative Agent (in such capacity, with its successors and assigns, and as more specifically defined below, the “ABL Representative”) for the ABL Secured Parties (as defined below), U.S. Bank National Association, as collateral agent for the Notes Secured Parties (as defined below) (in such capacity, with its successors and assigns, and as more specifically defined below, the “Notes Representative”), and each of the Grantors (as defined below) party hereto.

WHEREAS Goodman Networks Incorporated, a Delaware corporation (“Company”), the ABL Representative and certain financial institutions and other entities are parties to that certain Credit and Security Agreement dated as of the date hereof (as heretofore and hereafter amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time, the “Existing ABL Agreement”), pursuant to which such financial institutions and other entities have agreed to make loans and extend other financial accommodations to the Grantors;

WHEREAS Company, UMB Bank, National Association, as the trustee (the “Trustee”), and U.S. Bank National Association, as collateral agent (the “Collateral Agent”), are parties to that certain Indenture dated as of the date hereof pursuant to which Company shall issue 8.000% Senior Secured Notes due 2022 in an initial aggregate principal amount of $112,500,000 (as amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time, the “Indenture”);

WHEREAS, pursuant to the Indenture generally and Article 13 of the Indenture, each Holder (as defined in the Indenture) (1) appointed U.S. Bank National Association as the Collateral Agent to act as Notes Representative for the Trustee under the Indenture on behalf of the Holders (as defined therein), this Agreement and the other Notes Security Documents, (2) consented and agreed to the terms of this Agreement, (3) authorized and directed the Collateral Agent to enter into this Intercreditor Agreement and to perform its obligations and exercise its rights hereunder in accordance herewith, and (4) agreed that the rights, privileges, protections, immunities and benefits given to the Collateral Agent under the Indenture including, without limitation, its right, to be indemnified by the Holders (as defined in the Indenture) and the Company, are extended to, and shall be enforceable by, the Collateral Agent in its capacity as the Notes Representative when acting under this Intercreditor Agreement.

WHEREAS, Company has granted to the ABL Representative security interests in the ABL Collateral as security for payment and performance of the ABL Obligations (as defined below); and

WHEREAS, Company has granted to the Notes Representative security interests in the Notes Collateral as security for payment and performance of the Notes Obligations (as defined below).

NOW THEREFORE, in consideration of the foregoing and the mutual covenants herein contained and other good and valuable consideration, the existence and sufficiency of which is expressly recognized by all of the parties hereto, the parties agree as follows:

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SECTION 1. Definitions; Rules of Construction.

1.1 UCC Definitions. The following terms which are defined in the Uniform Commercial Code are used herein as so defined: Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Equipment, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter of Credit, Letter-of-Credit Rights, Payment Intangibles, Records and Supporting Obligations.

1.2 Defined Terms. The following terms, as used herein, have the following meanings:

“ABL Agreement” means the collective reference to (a) the Existing ABL Agreement and any agreement with respect to ABL DIP Financing, (b) any Additional ABL Agreement and (c) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding under the ABL Agreement (regardless of whether such replacement, refunding or refinancing is a “working capital” facility, asset-based facility or otherwise), any Additional ABL Agreement or any other agreement or instrument referred to in this clause (c) provided that the Notes Representative and the ABL Representative shall have received on or prior to entry into any such other agreement or instrument referred to in this clause (c) (i) an officers’ certificate from Company stating that such other agreement or instrument is permitted by the Indenture or the Existing ABL Agreement, as applicable, or to the extent a consent is otherwise required to permit such other agreement or instrument under any Secured Debt Document, Company and each other Grantor have obtained the requisite consent, it being agreed that the Notes Representative and the ABL Representative may conclusively rely on such certificate and (ii) a Lien Sharing and Priority Confirmation Joinder from an authorized agent, trustee or other representative on behalf of the holders or lenders of any indebtedness under any such other agreement or instrument unless such agreement or instrument expressly provides that it is not intended to be and is not an ABL Agreement hereunder (a “Replacement ABL Agreement”). Any reference to the ABL Agreement hereunder shall be deemed a reference to any ABL Agreement then extant.

“ABL Collateral” means all assets, whether now owned or hereafter acquired by any Grantor, in which a Lien is granted or purported to be granted at any time to any ABL Secured Party as security for any ABL Obligation (including, but not limited to, Accounts, Chattel Paper, Intellectual Property, Documents, General Intangibles, Instruments, Inventory, Investment Property, Letters of Credit and Letter-of-Credit Rights, Supporting Obligations, Deposit Accounts, cash or cash equivalents, Commercial Tort Claims, Equipment, Goods, money, and accessions to, substitutions for, and replacements, Proceeds of ABL Collateral and products of the foregoing, together with all books and records, customer lists, credit files, computer files, programs, printouts, and other computer materials and records related thereto and any General Intangibles at any time evidencing or relating to any of the foregoing, and all other assets of each Grantor now or hereafter as set forth in the ABL Security Documents).

“ABL Creditors” means the “Lenders” as defined in the ABL Agreement.

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“ABL DIP Financing” has the meaning set forth in Section 5.2(a).

“ABL Documents” means the ABL Agreement, each ABL Security Document, each ABL Guarantee and each of the other “Financing Documents” as defined in the ABL Agreement.

“ABL Guarantee” means any guarantee by any Grantor of any or all of the ABL Obligations.

“ABL Lien” means any Lien created, or intended to be created, pursuant to the ABL Security Documents.

“ABL Obligations” means (a) all principal of and interest (including without limitation any Post-Petition Interest) and premium (if any) on all loans made pursuant to the ABL Agreement by the ABL Creditors, (b) all reimbursement obligations (if any) and interest thereon (including without limitation any Post-Petition Interest) with respect to any letter of credit or similar instruments issued pursuant to the ABL Agreement, (c) all Swap Obligations, (d) all Banking Services Obligations, (e) all guarantee obligations, indemnities, fees, expenses and other amounts payable from time to time pursuant to the ABL Documents and (f) all other Obligations (as defined in the ABL Agreement), in each case whether or not allowed or allowable in an Insolvency Proceeding; provided that the aggregate principal amount of ABL Principal Debt that constitutes ABL Obligations for purposes of this Agreement shall in no event exceed the ABL Principal Debt Cap. To the extent any payment with respect to any ABL Obligation (whether by or on behalf of any Grantor, as Proceeds of security, enforcement of any right of setoff or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to a debtor in possession, any Notes Secured Party, receiver or similar Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of this Agreement and the rights and obligations of the ABL Secured Parties and the Notes Secured Parties, be deemed to be reinstated and outstanding as if such payment had not occurred.

“ABL Obligations Payment Date” means the first date on which (a) all ABL Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full (or cash collateralized or defeased in accordance with the terms of the ABL Documents), (b) all commitments to extend credit under the ABL Documents have been terminated, (c) there are no outstanding letters of credit or similar instruments issued under the ABL Documents (other than such as have been cash collateralized or defeased in accordance with the terms of the ABL Documents), and (d) so long as the Notes Obligations Payment Date shall not have occurred, the ABL Representative has delivered a written notice to the Notes Representative stating that the events described in clauses (a), (b) and (c) have occurred to the satisfaction of the ABL Secured Parties.

“ABL Post-Petition Assets” has the meaning set forth in Section 5.2(b).

“ABL Principal Debt” means the principal amount of indebtedness for borrowed money and letters of credit incurred under the ABL Documents (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Company and its Subsidiaries thereunder).

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“ABL Principal Debt Cap” means the greater of (x) $25,000,000 and (y) 20% of Consolidated Tangible Assets (as defined in the Indenture as in effect on the date hereof).

“ABL Priority Collateral” means all Collateral consisting of the following:

(1) Accounts;

(2) Inventory;

(3) Payment Intangibles;

(4) Instruments, Documents and Chattel Paper evidencing or substituted for or otherwise related to the foregoing;

(5) all Deposit Accounts with any bank or other financial institution (including all cash, cash equivalents, financial assets, negotiable instruments and other evidence of payment, and other funds on deposit therein or credited thereto), in each case, other than any Notes Collateral Proceeds Account (including all cash, cash equivalents, financial assets, negotiable instruments and other evidence of payment, and other funds on deposit therein or credited thereto);

(6) all Securities Accounts with any securities intermediary (including any and all Investment Property held therein or credited thereto);

(7) all accessions to, substitutions for and replacements of the foregoing, together with all books and records, customer lists, credit files, computer files, programs, printouts and other computer materials and records related thereto and any General Intangibles at any time evidencing or relating to any of the foregoing; and

(8) to the extent not otherwise included, all Proceeds of ABL Collateral (including without limitation, all insurance proceeds), Supporting Obligations of ABL Collateral and products of any and all of the foregoing and all collateral security and guarantees given by any Person with respect to any of the foregoing;

provided, however, that, any Collateral, regardless of type, received in exchange for ABL Priority Collateral pursuant to an Enforcement Action in accordance with the terms of the Existing ABL Agreement and this Agreement shall be treated as ABL Priority Collateral under this Agreement, the Notes Security Documents and the ABL Security Documents; provided, further, that any Collateral of the type that constitutes ABL Priority Collateral, if received in exchange for Notes Priority Collateral pursuant to an Enforcement Action in accordance with the terms of the Indenture and this Agreement, shall be treated as Notes Priority Collateral under this Agreement, the Notes Security Documents and the ABL Security Documents; provided, further, that ABL Priority Collateral shall exclude, however, all Notes Priority Collateral (other than Notes Priority Collateral which is treated as ABL Priority Collateral as set forth in the first proviso above), it being understood and agreed that the ABL Secured Parties remain entitled to

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the benefit of their second priority Lien in any such Collateral; and, provided, further, however, that “ABL Priority Collateral” shall include proceeds from the disposition of any Notes Priority Collateral permitted by the ABL Agreement and the Notes Secured Debt Agreement to the extent such proceeds would otherwise constitute ABL Priority Collateral and are not required to be applied to the mandatory prepayment of the Notes Obligations pursuant to the Notes Documents (other than any proceeds directed to the Notes Collateral Proceeds Account), unless such proceeds arise from a disposition of Notes Priority Collateral resulting from any Enforcement Action taken by the Notes Secured Parties permitted by this Agreement.

“ABL Purchase Closing Date,” “ABL Purchase Obligations,” “ABL Purchase Option,” “ABL Purchase Notice,” and “ABL Purchase Notice Period,” each has the meaning set forth in Section 4.4.

“ABL Representative” has the meaning set forth in the introductory paragraph hereof or, in the case of any Replacement ABL Agreement, the ABL Representative shall be the Person identified as such in the applicable Lien Sharing and Priority Confirmation Joinder.

“ABL Secured Parties” means the ABL Representative, the ABL Creditors and any other holders of the ABL Obligations.

“ABL Security Documents” means the ABL Agreement and any of the other Financing Documents (as defined in the ABL Agreement) which create or otherwise affect the rights of the ABL Secured Parties in the ABL Collateral, and any other documents that create Liens to secure the ABL Obligations.

“Access Period” means, with respect to each parcel or item of Notes Priority Collateral, the period, following the commencement of any Enforcement Action, which begins on the earlier of (a) the day on which the ABL Representative provides the Notes Representative with the notice of its election to request access to such parcel or item of Notes Priority Collateral pursuant to Section 3.4(c) and (b) the fifth Business Day after the Notes Representative provides the ABL Representative with notice that the Notes Representative (or its agent) has obtained possession or control of such parcel or item of Notes Priority Collateral and ends on the earliest of (i) the day which is 180 days after the date (the “Initial Access Date”) on which the ABL Representative initially obtains the ability to take physical possession of, remove or otherwise control physical access to, or actually uses, such parcel or item of Notes Priority Collateral plus such number of days, if any, after the Initial Access Date that it is stayed or otherwise prohibited by law or court order from exercising remedies with respect to associated ABL Priority Collateral, (ii) the date on which all or substantially all of the ABL Priority Collateral associated with such parcel or item of Notes Priority Collateral is sold, collected or liquidated, (iii) the ABL Obligations Payment Date and (iv) the date on which the default which resulted in such Enforcement Action has been cured or waived in writing.

“Additional ABL Agreement” means one or more debt facilities, commercial paper facilities or indentures for which the requirements of Section 10.5(b) of this Agreement have been satisfied, in each case with banks, other lenders or trustees, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such

5

receivables), letters of credit, notes or other borrowings, in each case, as amended, restated, adjusted, waived, extended, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time in accordance with each applicable Secured Debt Document; provided that neither the Indenture, any Additional Notes Secured Debt Agreement nor any Replacement Notes Secured Debt Agreement shall constitute an Additional ABL Agreement at any time.

“Additional Notes Secured Debt Agreement” means one or more debt facilities, commercial paper facilities or indentures for which the requirements of Section 10.5(b) of this Agreement have been satisfied, in each case with banks, other lenders or trustees, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit, notes or other borrowings, in each case, as amended, restated, adjusted, waived, extended, modified, renewed, refunded, restated, restructured, increased, supplemented, replaced or refinanced in whole or in part from time to time in accordance with each applicable Secured Debt Document; provided that neither the Existing ABL Agreement, any Additional ABL Agreement nor any Replacement ABL Agreement shall constitute an Additional Notes Secured Debt Agreement at any time.

“Banking Services Obligations” means, with respect to any Grantor, any obligations of such Grantor owed to any ABL Secured Party (or any of its affiliates) in respect of treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services), credit card services, stored value card services or other cash management services.

“Bankruptcy Code” means the United States Bankruptcy Code (11 U.S.C. §101 et seq.), as amended from time to time.

“Bond Guarantee” means any guarantee by any Grantor of any or all of the Notes Obligations.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Collateral” means, collectively, all ABL Collateral and all Notes Collateral.

“Common Collateral” means, all Collateral that constitutes both ABL Collateral and Notes Collateral.

“Company” has the meaning set forth in the first WHEREAS clause above.

“Comparable Security Document” means, in relation to any Senior Collateral subject to any Senior Security Document, that Junior Security Document that creates a security interest in the same Senior Collateral, granted by the same Grantor, as applicable.

“Copyright Licenses” means any and all agreements granting any right in, to or under Copyrights (whether a Grantor is licensee or licensor thereunder).

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“Copyrights” means all United States, state and foreign copyrights, including but not limited to copyrights in software and databases, and all “Mask Works” (as defined under 17 U.S.C. 901 of the U.S. Copyright Act), whether registered or unregistered, now or hereafter in force, owned or used in the business of any Grantor, and with respect to any and all of the foregoing: (i) all registrations and applications therefor, (ii) all extensions and renewals thereof, (iii) all rights corresponding thereto throughout the world, (iv) all rights to sue for past, present and future infringements thereof, (v) all licenses, claims, damages and proceeds of suit arising therefrom, and (vi) all payments and royalties and rights to payments and royalties arising out of the sale, lease, license, assignment, or other disposition thereof.

“Eligible ABL Facility Purchaser” has the meaning set forth in Section 4.4(a).

“Enforcement Action” means, with respect to the ABL Obligations or the Notes Obligations, the exercise of any rights and remedies with respect to any Common Collateral securing such obligations or the commencement or prosecution of enforcement of any of the rights and remedies under, as applicable, the ABL Documents or the Notes Documents, or applicable law, including without limitation the exercise of any rights of set-off or recoupment, and the exercise of any rights or remedies of a secured creditor under the Uniform Commercial Code of any applicable jurisdiction or under the Bankruptcy Code.

“Existing ABL Agreement” has the meaning set forth in the first WHEREAS clause of this Agreement.

“Grantor” means Company and each direct or indirect affiliate or shareholder (or equivalent) of Company or any of its affiliates that is now or hereafter becomes a party to any ABL Document or Notes Document. All references in this Agreement to any Grantor shall include such Grantor as a debtor-in-possession and any receiver or trustee for such Grantor in any Insolvency Proceeding.

“Insolvency Proceeding” means:

(a) any case commenced by or against Company or any other Grantor under the Bankruptcy Code or any similar federal, state or foreign law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of Company or any other Grantor, any receivership or assignment for the benefit of creditors relating to Company or any other Grantor or any similar case or proceeding relative to Company or any other Grantor or its creditors, as such, in each case whether or not voluntary;

(b) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of, or relating to, Company or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, unless otherwise permitted by the ABL Documents and the Notes Documents;

(c) any proceeding seeking the appointment of a trustee, receiver, liquidator, custodian or other insolvency official with similar powers with respect to Company or any other Grantor or any of their respective assets;

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(d) any other proceeding of any type or nature in which substantially all claims of creditors of Company or any other Grantor are determined and any payment or distribution is or may be made on account of such claims; or

(e) an analogous procedure or step in any jurisdiction.

“Indenture” has the meaning set forth in the second WHEREAS clause of this Agreement.

“Intellectual Property” means, collectively, Copyrights, Copyright Licenses, Patents, Patent Licenses, Trademarks, Trademark Licenses, Trade Secrets, and Trade Secret Licenses.

“Junior Collateral” shall mean with respect to any Junior Secured Party, any Collateral on which it has a Junior Lien.

“Junior Documents” shall mean, collectively, with respect to any Junior Obligation, any provision pertaining to such Junior Obligation in any Secured Debt Document or any other document, instrument or certificate evidencing or delivered in connection with such Junior Obligation.

“Junior Liens” shall mean (a) with respect to any ABL Priority Collateral, all Liens securing the Notes Obligations and (b) with respect to any Notes Priority Collateral, all Liens securing the ABL Obligations.

“Junior Obligations” shall mean (a) with respect to any ABL Priority Collateral, all Notes Obligations and (b) with respect to any Notes Priority Collateral, all ABL Obligations.

“Junior Representative” shall mean (a) with respect to any ABL Obligations or any ABL Priority Collateral, the Notes Representative and (b) with respect to any Notes Obligations or any Notes Priority Collateral, the ABL Representative.

“Junior Secured Parties” shall mean (a) with respect to the ABL Priority Collateral, all Notes Secured Parties and (b) with respect to the Notes Priority Collateral, all ABL Secured Parties.

“Junior Security Documents” shall mean with respect to any Junior Secured Party, the Security Documents that secure the Junior Obligations.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, deed to secure debt, lien, pledge, hypothecation, assignment, assignation, debenture, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

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“Lien Priority” means with respect to any Lien of the ABL Representative or Notes Representative in the Common Collateral, the order of priority of such Lien specified in Section 2.1.

“Lien Sharing and Priority Confirmation Joinder” means an agreement substantially in the form of Annex 2.

“Notes Collateral” means all assets, whether now owned or hereafter acquired by any Grantor, in which a Lien is granted or purported to be granted to any Notes Secured Party as security for any Notes Obligation (including, but not limited to, Accounts, Chattel Paper, Intellectual Property, Documents, General Intangibles, Instruments, Inventory, Investment Property, Letters of Credit and Letter-of-Credit Rights, Supporting Obligations, Deposit Accounts, cash or cash equivalents, Commercial Tort Claims, Equipment, Goods, money and accessions to, substitutions for, and replacements, Proceeds of Notes Collateral and products of the foregoing, together with all books and records, customer lists, credit files, computer files, programs, printouts, and other computer materials and records related thereto and any General Intangibles at any time evidencing or relating to any of the foregoing, and all other assets of each Grantor now or hereafter as set forth in the Notes Security Documents).

“Notes Collateral Proceeds Account” means one or more deposit accounts or securities accounts established or maintained by the Company or any other Grantor or the Notes Representative or its agent for the sole purpose of holding the proceeds of any sale or other disposition of any Notes Priority Collateral that are required to be held in trust in such account or accounts pursuant to the terms of any Notes Document.

“Notes Creditors” means the “Holders,” “Trustee” and “Collateral Agent”, in each case as defined in the Indenture.

“Notes DIP Financing” has the meaning set forth in Section 5.2(b).

“Notes Documents” means the Indenture and each Security Document as defined in the Indenture.

“Notes Lien” means any Lien created, or intended to be created, pursuant to the Notes Security Documents.

“Notes Obligations” means (a) all principal of and interest (including without limitation any Post-Petition Interest) and premium (if any) on all indebtedness under any Notes Secured Debt Agreement by the Notes Creditors, (b) all reimbursement obligations (if any) and interest thereon (including without limitation any Post-Petition Interest) with respect to any letter of credit or similar instruments issued pursuant to the Notes Secured Debt Agreement and (c) all guarantee obligations, indemnities, fees, expenses and other amounts payable from time to time pursuant to the Notes Documents, in each case whether or not allowed or allowable in an Insolvency Proceeding and any and all obligations to the “Trustee” and “Collateral Agent” as defined in the Indenture and acting under the Indenture and this Agreement; provided that the aggregate amount of Notes Principal Debt that constitutes Notes Obligations for purposes of this Agreement shall in no event exceed the Notes Principal Debt Cap. To the extent any payment with respect to any Notes Obligation (whether by or on behalf of any Grantor, as Proceeds of

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security, enforcement of any right of setoff or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to a debtor in possession, any ABL Secured Party, receiver or similar Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of this Agreement and the rights and obligations of the ABL Secured Parties and the Notes Secured Parties, be deemed to be reinstated and outstanding as if such payment had not occurred.

“Notes Obligations Payment Date” means the first date on which (a) all Notes Obligations (other than those that constitute Unasserted Contingent Obligations) have been indefeasibly paid in cash in full, (b) all commitments to extend credit under the Notes Documents have been terminated, and (c) so long as the ABL Obligations Payment Date shall not have occurred, the Notes Representative has delivered a written notice to the ABL Representative stating that the events described in clauses (a) and (b) have occurred to the satisfaction of the Notes Secured Parties.

“Notes Principal Debt” means the principal amount of indebtedness for borrowed money incurred under the Notes Documents.

“Notes Principal Debt Cap” means $112,500,000.

“Notes Priority Collateral” means all Notes Collateral (including, for the avoidance of doubt, each Notes Collateral Proceeds Account) other than ABL Priority Collateral.

“Notes Representative” has the meaning set forth in the introductory paragraph hereof or, in the case of any Replacement Notes Secured Debt Agreement, the Notes Representative shall be the Person identified as such in the applicable Lien Sharing and Priority Confirmation Joinder.

“Notes Secured Debt Agreement” means the collective reference to (a) the Indenture, (b) any Additional Notes Secured Debt Agreement and (c) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, replace, refinance or refund in whole or in part the indebtedness and other obligations outstanding under the Indenture, any Additional Notes Secured Debt Agreement or any other agreement or instrument referred to in this clause (c) provided that the Notes Representative and the ABL Representative shall have received on or prior to entry into any such other agreement or instrument referred to in this clause (c) (i) an officers’ certificate from Company stating that such other agreement or instrument is permitted by the Indenture or the Existing ABL Agreement, as applicable, or to the extent a consent is otherwise required to permit such other agreement or instrument under any Secured Debt Document, Company and each other Grantor have obtained the requisite consent and (ii) a Lien Sharing and Priority Confirmation Joinder from an authorized agent, trustee or other representative on behalf of the holders or lenders of any indebtedness under any such other agreement or instrument unless such agreement or instrument expressly provides that it is not intended to be and is not a Notes Secured Debt Agreement hereunder (a “Replacement Notes Secured Debt Agreement”). Any reference to the Notes Secured Debt Agreement hereunder shall be deemed a reference to any Notes Secured Debt Agreement then extant.

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“Notes Secured Parties” means the Notes Representative, the Notes Creditors and any other holders of the Notes Obligations.

“Notes Security Documents” means any Security Document (as defined in the Indenture) and any other documents that create Liens to secure the Notes Obligations.

“Patent License” means all agreements granting any right in, to, or under Patents (whether any Grantor is licensee or licensor thereunder).

“Patents” means all United States and foreign patents and certificates of invention, or similar industrial property rights, now or hereafter in force, owned or used in the business of any Grantor, and with respect to any and all of the foregoing, (i) all applications therefore, (ii) all reissues, divisions, continuations, continuations-in-part, extensions, renewals, and reexaminations thereof, (iii) all rights corresponding thereto throughout the world, (iv) all inventions and improvements described therein, (v) all rights to sue for past, present and future infringements thereof, (vi) all licenses, claims, damages, and proceeds of suit arising therefrom, and (vii) all payments and royalties and rights to payments and royalties arising out of the sale, lease, license, assignment, or other disposition thereof.

“Person” means any person, individual, sole proprietorship, partnership, joint venture, corporation, limited liability company, unincorporated organization, association, institution, entity, party, including any government and any political subdivision, agency or instrumentality thereof.

“Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrues after the commencement of any Insolvency Proceeding (or would accrue but for the commencement of an Insolvency Proceeding), whether or not allowed or allowable in any such Insolvency Proceeding.

“Priority Collateral” means the ABL Priority Collateral or the Notes Priority Collateral, as the context may require.

“Proceeds” means (a) all “proceeds,” as defined in Article 9 of the Uniform Commercial Code, with respect to the Common Collateral, and (b) whatever is recoverable or recovered when any Common Collateral is sold, exchanged, collected, or disposed of, whether voluntarily or involuntarily.

“Real Property” means any right, title or interest in and to real property, including any fee interest, leasehold interest, easement, or license and any other right to use or occupy real property, including any right arising by contract.

“Replacement ABL Agreement” has the meaning set forth in the definition of “ABL Agreement”, as amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time.

“Replacement Notes Secured Debt Agreement” has the meaning set forth in the definition of “Notes Secured Debt Agreement”, as amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time.

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“Secured Debt Documents” shall mean, collectively, the ABL Documents and the Notes Documents.

“Secured Obligations” shall mean the ABL Obligations and the Notes Obligations.

“Secured Parties” means the ABL Secured Parties and the Notes Secured Parties.

“Security Documents” means, collectively, the ABL Security Documents and the Notes Security Documents.

“Senior Collateral” shall mean with respect to any Senior Secured Party, any Collateral on which it has a Senior Lien.

“Senior Documents” shall mean, collectively, with respect to any Senior Obligation, any provision pertaining to such Senior Obligation in any Secured Debt Document or any other document, instrument or certificate evidencing or delivered in connection with such Senior Obligation.

“Senior Liens” shall mean (a) with respect to the ABL Priority Collateral, all Liens securing the ABL Obligations and (b) with respect to the Notes Priority Collateral, all Liens securing the Notes Obligations.

“Senior Obligations” shall mean (a) with respect to any ABL Priority Collateral, all ABL Obligations and (b) with respect to any Notes Priority Collateral, all Notes Obligations.

“Senior Obligations Payment Date” shall mean (a) with respect to ABL Obligations, the ABL Obligations Payment Date and (b) with respect to any Notes Obligations, the Notes Obligations Payment Date.

“Senior Representative” shall mean (a) with respect to any ABL Priority Collateral, the ABL Representative and (b) with respect to any Notes Priority Collateral, the Notes Representative.

“Senior Secured Parties” shall mean (a) with respect to the ABL Priority Collateral, all ABL Secured Parties and (b) with respect to the Notes Priority Collateral, all Notes Secured Parties.

“Senior Security Documents” shall mean with respect to any Senior Secured Party, the Security Documents that secure the Senior Obligations.

“Swap Obligations” means, with respect to any Grantor, any obligations of such Grantor owed to any ABL Creditor (or any of its affiliates) in respect of any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

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“Trade Secret Licenses” means any and all agreements granting any right in or to Trade Secrets (whether a Grantor is licensee or licensor thereunder).

“Trade Secrets” means all trade secrets and all other confidential or proprietary information and know-how, whether or not reduced to a writing or other tangible form, now or hereafter in force, owned or used in, or contemplated at any time for use in, the business of any Grantor, including with respect to any and all of the foregoing: (i) all documents and things embodying, incorporating, or referring in any way thereto, (ii) all rights to sue for past, present and future infringement thereof, (iii) all licenses, claims, damages, and proceeds of suit arising therefrom, and (iv) all payments and royalties and rights to payments and royalties arising out of the sale, lease, license, assignment, or other dispositions thereof.

“Trademark Licenses” means any and all agreements granting any right in or to Trademarks (whether a Grantor is licensee or licensor thereunder).

“Trademarks” means all United States, state and foreign trademarks, service marks, certification marks, collective marks, trade names, corporate names, d/b/as, business names, fictitious business names, Internet domain names, trade styles, logos, other source or business identifiers, designs and general intangibles of a like nature, rights of publicity and privacy pertaining to the names, likeness, signature and biographical data of natural persons, now or hereafter in force, owned or used in the business of any Grantor, and, with respect to any and all of the foregoing: (i) all registrations and applications therefor, (ii) the goodwill of the business symbolized thereby, (iii) all rights corresponding thereto throughout the world, (iv) all rights to sue for past, present and future infringement or dilution thereof or for any injury to goodwill, (v) all licenses, claims, damages, and proceeds of suit arising therefrom, and (vi) all payments and royalties and rights to payments and royalties arising out of the sale, lease, license assignment or other disposition thereof.

“Unasserted Contingent Obligations” shall mean, at any time, ABL Obligations or Notes Obligations, as applicable, for taxes, costs, indemnifications, reimbursements, damages and other liabilities (excluding (a) the principal of, and interest and premium (if any) on, and fees and expenses relating to, any ABL Obligation or Notes Obligation, as applicable, and (b) contingent reimbursement obligations in respect of amounts that may be drawn under outstanding letters of credit) in respect of which no assertion of liability (whether oral or written) and no claim or demand for payment (whether oral or written) has been made (and, in the case of ABL Obligations or Notes Obligations, as applicable, for indemnification, no notice for indemnification has been issued by the indemnitee) at such time.

“Uniform Commercial Code” shall mean the Uniform Commercial Code as in effect from time to time in the applicable jurisdiction.

1.3 Rules of Construction. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement,

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instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 2. Lien Priority.

2.1 Lien Subordination. Notwithstanding the date, manner or order of grant, attachment or perfection of any Junior Lien in respect of any Collateral or of any Senior Lien in respect of any Collateral and notwithstanding any provision of the UCC, any applicable law, any Security Document, any alleged or actual defect or deficiency in any of the foregoing or any other circumstance whatsoever, the Junior Representative, on behalf of each Junior Secured Party, in respect of such Collateral hereby agrees that:

(a) any Senior Lien in respect of such Collateral, regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be and shall remain senior and prior to any Junior Lien in respect of such Collateral (whether or not such Senior Lien is subordinated to any Lien securing any other obligation); and

(b) any Junior Lien in respect of such Collateral, regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to any Senior Lien in respect of such Collateral.

2.2 Prohibition on Contesting Liens. In respect of any Collateral, the Junior Representative, on behalf of each Junior Secured Party, in respect of such Collateral agrees that it shall not, and hereby waives any right to:

(a) contest, or support any other Person in contesting, in any proceeding (including any Insolvency Proceeding), the priority, validity or enforceability of any Senior Lien on such Collateral; or

(b) demand, request, plead or otherwise assert or claim the benefit of any marshalling, appraisal, valuation or similar right which it may have in respect of such Collateral or the Senior Liens on such Collateral, except to the extent that such rights are expressly granted in this Agreement.

2.3 Nature of Obligations. Each of the Notes Representative, on behalf of itself and the other Notes Secured Parties, and the ABL Representative, on behalf of itself and the other ABL Secured Parties, acknowledges that a portion of the ABL Obligations and the Notes Obligations either does now or may in the future represent debt that is revolving in nature and that the amount thereof that may be outstanding at any time or from time to time may be

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increased or reduced and subsequently reborrowed, and that the terms of the ABL Obligations and the Notes Obligations, as the case may be, may be modified, extended or amended from time to time, and that (x) the aggregate amount of the ABL Obligations may be increased, replaced or refinanced, in each event, subject to the ABL Principal Debt Cap and without notice to or consent by the Notes Secured Parties and without affecting the provisions hereof and (y) the aggregate amount of the Notes Obligations may be increased, replaced or refinanced, in each event, subject to the Notes Principal Debt Cap and without notice to or consent by the ABL Secured Parties and without affecting the provisions hereof. The Lien Priorities provided in Section 2.1 shall not be altered or otherwise affected by any such amendment, modification, supplement, extension, repayment, reborrowing, increase, replacement, renewal, restatement or refinancing of either the ABL Obligations or the Notes Obligations, or any portion thereof.

2.4 No New Liens. (a) Until the ABL Obligations Payment Date, no Notes Secured Party shall acquire or hold any Lien on any assets of any Grantor securing any Notes Obligation which assets are not also subject to the Lien of the ABL Representative under the ABL Documents, subject to the Lien Priority set forth herein. If any Notes Secured Party shall (nonetheless and in breach hereof) acquire or hold any Lien on any assets of any Grantor securing any Notes Obligation which assets are not also subject to the Lien of the ABL Representative under the ABL Documents, subject to the Lien Priority set forth herein, then the Notes Representative (or the relevant Notes Secured Party) shall, without the need for any further consent of any other Notes Secured Party and notwithstanding anything to the contrary in any other Notes Document be deemed to also hold and have held such Lien for the benefit of the ABL Representative as security for the ABL Obligations (subject to the Lien Priority and other terms hereof) and shall promptly notify the ABL Representative in writing of the existence of such Lien.

(b) Until the Notes Obligations Payment Date, no ABL Secured Party shall acquire or hold any Lien on any assets of any Grantor securing any ABL Obligation which assets are not also subject to the Lien of the Notes Representative under the Notes Documents, subject to the Lien Priority set forth herein. If any ABL Secured Party shall (nonetheless and in breach hereof) acquire or hold any Lien on any assets of any Grantor securing any ABL Obligation which assets are not also subject to the Lien of the Notes Representative under the Notes Documents, subject to the Lien Priority set forth herein, then the ABL Representative (or the relevant ABL Secured Party) shall, without the need for any further consent of any other ABL Secured Party and notwithstanding anything to the contrary in any other ABL Document be deemed to also hold and have held such Lien for the benefit of the Notes Representative as security for the Notes Obligations (subject to the Lien Priority and other terms hereof) and shall promptly notify the Notes Representative in writing of the existence of such Lien.

2.5 Separate Grants of Security and Separate Classification. Each Secured Party acknowledges and agrees that (i) the grants of Liens pursuant to the ABL Security Documents and the Notes Security Documents constitute two separate and distinct grants of Liens and (ii) because of, among other things, their differing rights in the Common Collateral, the Notes Obligations are fundamentally different from the ABL Obligations and should be separately classified in any plan of reorganization proposed or adopted in an Insolvency Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the ABL Secured Parties and the Notes Secured Parties in respect of the

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Common Collateral constitute claims in the same class (rather than separate classes of senior and junior secured claims), then the ABL Secured Parties and the Notes Secured Parties hereby acknowledge and agree that all distributions shall be made as if there were separate classes of ABL Obligation claims and Notes Obligation claims against the Grantors (with the effect being that, to the extent that the aggregate value of the ABL Priority Collateral or Notes Priority Collateral is sufficient (for this purpose ignoring all claims held by the other Secured Parties), the ABL Secured Parties or the Notes Secured Parties, respectively, shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of Post-Petition Interest that is available from each pool of Priority Collateral for each of the ABL Secured Parties and the Notes Secured Parties, respectively, before any distribution is made in respect of the claims held by the other Secured Parties, with the other Secured Parties hereby acknowledging and agreeing to turn over to the respective other Secured Parties amounts otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the aggregate recoveries.

2.6 Agreements Regarding Actions to Perfect Liens.

(a) The ABL Representative agrees, on behalf of itself and the other ABL Secured Parties, with respect to the ABL Security Documents, on the one hand, and the Notes Representative agrees, on behalf of itself and the other Notes Secured Parties, with respect to the Notes Security Documents, on the other hand, that each such Security Document granting any security interest in the Collateral will contain the following legend (or a legend substantially similar thereto):

“Reference is made to that certain Intercreditor Agreement, dated as of May 31, 2017, among MIDCAP FINANCIAL TRUST, as the ABL Representative (as defined therein), U.S. BANK NATIONAL ASSOCIATION, as the Notes Representative (as defined therein), GOODMAN NETWORKS INCORPORATED (“Company”) and the subsidiaries of Company named therein (the “Intercreditor Agreement”). Each Person that benefits from the security hereunder, by accepting the benefits of the security provided hereby, (i) consents (or is deemed to consent), to the subordination of Liens provided for in the Intercreditor Agreement, (ii) agrees (or is deemed to agree) that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, (iii) authorizes (or is deemed to authorize) the [ABL Representative] [Notes Representative] on behalf of such Person to enter into, and perform under, the Intercreditor Agreement and (iv) acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person.

Notwithstanding any other provision contained herein, this Agreement, the Liens created hereby and the rights, remedies, duties and obligations provided for herein are subject in all respects to the provisions of the Intercreditor Agreement. In the event of any conflict or inconsistency between the provisions of this Agreement and the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall control.”

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(b) Each of the ABL Representative and the Notes Representative hereby acknowledges that, to the extent that it holds, or a third party holds on its behalf, physical possession of or “control” (as defined in the Uniform Commercial Code) over Common Collateral pursuant to the ABL Security Documents or the Notes Security Documents, as applicable, whether as bailee for perfection or otherwise, such possession or control is also for the benefit of the Notes Representative and the other Notes Secured Parties or the ABL Representative and the other ABL Secured Parties, as applicable, solely to the extent required to perfect their security interest in such Common Collateral. Nothing in the preceding sentence shall be construed to impose any duty on the ABL Representative or the Notes Representative (or any third party acting on either such Person’s behalf) with respect to such Common Collateral or provide the Notes Representative, any other Notes Secured Party, the ABL Representative or any other ABL Secured Party, as applicable, with any rights with respect to such Common Collateral beyond those specified in this Agreement, the ABL Security Documents and the Notes Security Documents, as applicable, provided that subsequent to the occurrence of the ABL Obligations Payment Date (so long as the Notes Obligations Payment Date shall not have occurred), the ABL Representative shall (i) deliver to the Notes Representative, at the Grantors’ sole cost and expense, the Common Collateral in its possession or control together with any necessary endorsements to the extent required by the Notes Documents or (ii) direct and deliver such Common Collateral as a court of competent jurisdiction otherwise directs; provided, further, that subsequent to the occurrence of the Notes Obligations Payment Date (so long as the ABL Obligations Payment Date shall not have occurred), the Notes Representative shall (i) deliver to the ABL Representative, at the Grantors’ sole cost and expense, the Common Collateral in its possession or control together with any necessary endorsements to the extent required by the ABL Documents or (ii) direct and deliver such Common Collateral as a court of competent jurisdiction otherwise directs. The provisions of this Agreement are intended solely to govern the respective Lien priorities as between the ABL Secured Parties and the Notes Secured Parties and shall not impose on the ABL Secured Parties or the Notes Secured Parties any obligations in respect of the disposition of any Common Collateral (or any Proceeds thereof) that would conflict with prior perfected Liens or any claims thereon in favor of any other Person that is not a Secured Party.

SECTION 3. Enforcement Rights.

3.1 Exclusive Enforcement. Until the Senior Obligations Payment Date has occurred, whether or not an Insolvency Proceeding has been commenced by or against any Grantor, the Senior Secured Parties shall have the exclusive right to take and continue any Enforcement Action (including the right to credit bid their debt) with respect to the Senior Collateral, without any consultation with or consent of any Junior Secured Party, but subject to the proviso set forth in Section 5.1. Upon the occurrence and during the continuance of a default or an event of default under the Senior Documents, the Senior Representative and the other Senior Secured Parties may take and continue any Enforcement Action with respect to the Senior Obligations and the Senior Collateral in such order and manner as they may determine in their sole discretion in accordance with the terms and conditions of the Senior Documents, subject to Section 3.4.

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3.2 Standstill and Waivers. Each Junior Representative, on behalf of itself and the other Junior Secured Parties, agrees that, until the Senior Obligations Payment Date has occurred, but subject to the proviso set forth in Section 5.1 and the last sentence in this Section 3.2:

(i) they will not take or cause to be taken any action, the purpose or effect of which is to make any Lien on any Senior Collateral that secures any Junior Obligation pari passu with or senior to, or to give any Junior Secured Party any preference or priority relative to, the Liens on the Senior Collateral securing the Senior Obligations;

(ii) they will not contest, oppose, object to, interfere with, hinder or delay, in any manner, whether by judicial proceedings (including without limitation the filing of an Insolvency Proceeding) or otherwise, any foreclosure, sale, lease, exchange, transfer or other disposition of the Senior Collateral by any Senior Secured Party or any other Enforcement Action taken (or any forbearance from taking any Enforcement Action) in respect of the Senior Collateral by or on behalf of any Senior Secured Party;

(iii) they have no right to (x) direct either the Senior Representative or any other Senior Secured Party to exercise any right, remedy or power with respect to the Senior Collateral or pursuant to the Senior Security Documents in respect of the Senior Collateral or (y) consent or object to the exercise by the Senior Representative or any other Senior Secured Party of any right, remedy or power with respect to the Senior Collateral or pursuant to the Senior Security Documents with respect to the Senior Collateral or to the timing or manner in which any such right is exercised or not exercised (or, to the extent they may have any such right described in this clause (iii), whether as a junior lien creditor in respect of the Senior Collateral or otherwise, they hereby irrevocably waive such right);

(iv) they will not institute any suit or other proceeding or assert in any suit, Insolvency Proceeding or other proceeding any claim against any Senior Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise, with respect to, and no Senior Secured Party shall be liable for, any action taken or omitted to be taken by any Senior Secured Party with respect to the Senior Collateral or pursuant to the Senior Documents in respect of the Senior Collateral;

(v) they will not commence judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of any Senior Collateral, exercise any right, remedy or power with respect to, or otherwise take any action to enforce their interest in or realize upon, the Senior Collateral; and

(vi) they will not seek, and hereby waive any right, to have the Senior Collateral or any part thereof marshaled upon any foreclosure or other disposition of the Senior Collateral.

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Notwithstanding the foregoing, any Junior Representative may, but shall not be required to, (i) take all such actions as it shall deem necessary to (A) perfect or continue the perfection of its Junior Liens or (B) create or preserve (but not enforce) the Junior Liens on any Collateral, and (ii) subject at all times to the provisions of Section 4 of this Agreement, enforce or exercise any or all such rights and remedies as to any Junior Collateral commencing one hundred eighty (180) days after the date of the receipt by the Senior Representative of written notice from the Junior Representative of the declaration by the Junior Secured Parties of an event of default under the applicable Junior Documents in accordance with the terms of such Junior Documents that is continuing and the written demand by the Junior Secured Parties of the immediate payment in full of all of the applicable Junior Obligations (such 180-day period being referred to herein as the “Junior Standstill Period”), provided that

(i) in the event that at any time after the Junior Representative has sent a notice to the Senior Representative to commence the Junior Standstill Period, the event of default that was the basis for such notice is cured or waived or otherwise ceases to exist and no other events of default under the applicable Junior Documents have occurred and are then continuing, then the notice shall automatically and without further action of the parties be deemed rescinded and no Junior Standstill Period shall be deemed to have been commenced;

(ii) the Junior Standstill Period shall be tolled for any period during which the Senior Representative is stayed from exercising rights or remedies pursuant to an Insolvency Proceeding or court order, so long as the Senior Representative has used its commercially reasonable efforts to have such stay lifted;

(iii) prior to taking any action to enforce or exercise any or all such rights and remedies after the end of the Junior Standstill Period, the Junior Representative shall give the Senior Representative not more than ten (10) Business Days’ and not less than five (5) Business Days’ prior written notice of the intention of Junior Representative to exercise its rights and remedies, including specifying the rights and remedies that it intends to exercise, which notice may be sent prior to the end of the Junior Standstill Period and in the event that Junior Representative shall not take any action to enforce or exercise any or all of such rights within ninety (90) days after the end of the Junior Standstill Period, then the notice to commence such Junior Standstill Period shall automatically and without further action of the parties be deemed rescinded and no Junior Standstill Period shall be deemed to have been commenced; and

(iv) notwithstanding anything to the contrary contained in this Section 3.2, the Junior Representative and the other Junior Secured Parties may not exercise any rights and remedies against any specific item or items of Junior Collateral after the end of the Junior Standstill Period, if and for so long as the Senior Representative or any other Senior Secured Party is diligently pursuing in good faith the exercise of its enforcement rights or remedies against the Grantors and/or all or any material portion of the Senior Collateral.

3.3 Judgment Creditors. In the event that any Notes Secured Party becomes a judgment lien creditor in respect of Common Collateral as a result of its enforcement of its rights as an unsecured creditor, such judgment lien shall be subject to the terms of this Agreement for all purposes (including in relation to the ABL Liens and the ABL Obligations) to the same extent

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as all other Liens securing the Notes Obligations are subject to the terms of this Agreement. In the event that any ABL Secured Party becomes a judgment lien creditor in respect of Common Collateral as a result of its enforcement of its rights as an unsecured creditor, such judgment lien shall be subject to the terms of this Agreement for all purposes (including in relation to the Notes Liens and the Notes Obligations) to the same extent as all other Liens securing the ABL Obligations are subject to the terms of this Agreement.

3.4 Cooperation; Sharing of Information and Access. (a) The Notes Representative, on behalf of itself and the other Notes Secured Parties, agrees that each of them shall take such actions as the ABL Representative shall request in writing in connection with the exercise by the ABL Secured Parties of their rights set forth herein in respect of the ABL Priority Collateral. The ABL Representative, on behalf of itself and the other ABL Secured Parties, agrees that each of them shall take such actions as the Notes Representative shall request in writing in connection with the exercise by the Notes Secured Parties of their rights set forth herein in respect of the Notes Priority Collateral.

(b) In the event that the ABL Representative shall, in the exercise of its rights under the ABL Security Documents or otherwise, receive possession or control of any books and Records of any Grantor which contain information identifying or pertaining to any of the Notes Priority Collateral, the ABL Representative shall promptly notify the Notes Representative of such fact and, upon request from the Notes Representative and as promptly as practicable thereafter, either make available to the Notes Representative such books and Records for inspection and duplication or provide to the Notes Representative copies thereof. In the event that the Notes Representative shall, in the exercise of its rights under the Notes Security Documents or otherwise, receive possession or control of any books and Records of any Grantor which contain information identifying or pertaining to any of the ABL Priority Collateral, the Notes Representative shall promptly notify the ABL Representative of such fact and, upon request from the ABL Representative and as promptly as practicable thereafter, either make available to the ABL Representative such books and Records for inspection and duplication or provide the ABL Representative copies thereof. The Notes Representative hereby irrevocably grants the ABL Representative a non-exclusive worldwide license or right to use, to the maximum extent permitted by applicable law and to the extent of the Notes Representative’s interest therein, exercisable without payment of royalty or other compensation, to use any of the Intellectual Property now or hereafter owned by, licensed to, or otherwise used by the Grantors in order for ABL Representative and ABL Secured Parties to purchase, use, market, repossess, possess, store, assemble, manufacture, process, sell, transfer, distribute or otherwise dispose of any asset included in the ABL Priority Collateral in connection with the liquidation, disposition or realization upon the ABL Priority Collateral in accordance with the terms and conditions of the ABL Security Documents and the other ABL Documents. Until the ABL Obligations Payment Date, the Notes Representative agrees that any sale, transfer or other disposition of any of the Grantors’ Intellectual Property (whether by foreclosure or otherwise) will be subject to the ABL Representative’s rights as set forth in this Section 3.4.

(c) If the Notes Representative, or any agent or representative of the Notes Representative, or any receiver, shall, after the commencement of any Enforcement Action, obtain possession or physical control of any of the Notes Priority Collateral, the Notes Representative shall promptly notify the ABL Representative in writing of that fact, and the ABL

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Representative shall, within thirty (30) Business Days thereafter, notify the Notes Representative in writing as to whether the ABL Representative desires to exercise access rights under this Agreement. In addition, if the ABL Representative, or any agent or representative of the ABL Representative, or any receiver, shall obtain possession or physical control of any of the Notes Priority Collateral in connection with an Enforcement Action, then the ABL Representative shall promptly notify the Notes Representative that the ABL Representative is exercising its access rights under this Agreement and its rights under Section 3.4 under either circumstance. Upon delivery of such notice by the ABL Representative to the Notes Representative, the parties shall confer in good faith to coordinate with respect to the ABL Representative’s exercise of such access rights, with such access rights to apply to any parcel or item of Notes Priority Collateral access to which is reasonably necessary to enable the ABL Representative during normal business hours: (i) to convert ABL Priority Collateral consisting of raw materials and work-in-process into saleable finished goods; (ii) to complete any service or project required for the practical realization of the benefits of the ABL Priority Collateral; (iii) to transport such ABL Priority Collateral to a point where such conversion can occur; (iv) to otherwise prepare ABL Priority Collateral for sale; and/or (v) to arrange or effect the sale of ABL Priority Collateral, all in accordance with the manner in which such matters are completed in the ordinary course of business.

Consistent with the definition of “Access Period,” access rights will apply to differing parcels or items of Notes Priority Collateral at differing times, in which case, a differing Access Period will apply to each such parcel or items. During any pertinent Access Period, the ABL Representative and its agents, representatives and designees shall have an irrevocable, non-exclusive right to have access to, and a rent-free right to use, the relevant parcel or item of Notes Priority Collateral for the purposes described above. The ABL Representative shall take proper and reasonable care under the circumstances of any Notes Priority Collateral that is used by the ABL Representative during the Access Period and repair and replace any damage (ordinary wear-and-tear excepted) caused by the ABL Representative or its agents, representatives or designees and the ABL Representative shall comply with all applicable laws in all material respects in connection with its use or occupancy or possession of the ABL Priority Collateral. The ABL Representative shall indemnify and hold harmless the Notes Representative and the Notes Creditors for any injury or damage to Persons or property (ordinary wear-and-tear excepted) caused by the acts or omissions of Persons under its control; provided, however, that the ABL Representative and the ABL Creditors will not be liable for any diminution in the value of Notes Priority Collateral caused by the absence of the ABL Priority Collateral therefrom. The ABL Representative and the Notes Representative shall cooperate and use reasonable efforts to ensure that their activities during the Access Period as described above do not interfere materially with the activities of the other as described above, including the right of Notes Representative to show the Notes Priority Collateral to prospective purchasers and to ready the Notes Priority Collateral for sale. Consistent with the definition of the term “Access Period,” if any order or injunction is issued or stay is granted or is otherwise effective by operation of law that prohibits the ABL Representative from exercising any of its rights hereunder, then the Access Period granted to the ABL Representative under this Section 3.4 shall be stayed during the period of such prohibition and shall continue thereafter for the number of days remaining as required under this Section 3.4. The Notes Representative shall not foreclose or otherwise sell, remove or dispose of any of the Notes Priority Collateral during the Access Period with respect to such Collateral if such Collateral is reasonably necessary to enable the ABL Representative to convert, transport or arrange to sell the ABL Priority Collateral as described above.

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3.5 No Additional Rights For the Grantors Hereunder. Except as provided in Section 3.6 hereof, if any ABL Secured Party or Notes Secured Party shall enforce its rights or remedies in violation of the terms of this Agreement, no Grantor shall be entitled to use such violation as a defense to any action by any ABL Secured Party or Notes Secured Party, nor to assert such violation as a counterclaim or basis for set off or recoupment against any ABL Secured Party or any Notes Secured Party.

3.6 Actions Upon Breach. (a) If any ABL Secured Party or any Notes Secured Party, contrary to this Agreement, commences or participates in any action or proceeding against any Grantor or the Common Collateral, such Grantor, with the prior written consent of the ABL Representative or the Notes Representative, as applicable, may interpose as a defense or dilatory plea the making of this Agreement, and any ABL Secured Party or Notes Secured Party, as applicable, may intervene and interpose such defense or plea in its or their name or in the name of such Grantor.

(b) Should any ABL Secured Party or Notes Secured Party, contrary to this Agreement, in any way take, attempt to or threaten to take any action with respect to the Common Collateral (including, without limitation, any attempt to realize upon or enforce any remedy with respect to this Agreement), or fail to take any action required by this Agreement, any ABL Secured Party or any Notes Secured Party (in its own name or in the name of the relevant Grantor), as applicable, or the relevant Grantor, may obtain relief against such ABL Secured Party or Notes Secured Party, as applicable, by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed by each of the ABL Representative on behalf of each ABL Secured Party and the Notes Representative on behalf of each Notes Secured Party that (i) the ABL Secured Parties’ or Notes Secured Parties’, as applicable, damages from its actions may at that time be difficult to ascertain and may be irreparable, and (ii) each Notes Secured Party or each ABL Secured Party, as applicable, waives any defense that the Grantors and/or the Notes Secured Parties and/or ABL Secured Parties, as applicable, cannot demonstrate damage and/or be made whole by the awarding of damages.

SECTION 4. Application of Proceeds of Senior Collateral; Dispositions and Releases of Lien; Notices and Insurance.

4.1 Application of Proceeds.

(a) Application of Proceeds of Senior Collateral. The Senior Representative and Junior Representative hereby agree that all Senior Collateral, and all Proceeds thereof, received by either of them in connection with the collection, sale or disposition of Senior Collateral in an Enforcement Action shall be applied, first, to the payment of costs and expenses (including reasonable attorneys’ fees and expenses and court costs) of the Senior Representative in connection with such Enforcement Action,

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second, to the payment of the Senior Obligations in accordance with the Senior Documents until the Senior Obligations Payment Date,

third, to the payment of costs and expenses (including reasonable attorneys’ fees and expenses and court costs) of the Junior Representative in connection with such Enforcement Action,

fourth, to the payment of the Junior Obligations in accordance with the Junior Documents until the Junior Obligations Payment Date, and fifth, the balance, if any, to the Grantors or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

(b) Limited Obligation or Liability. In exercising remedies, whether as a secured creditor or otherwise, the Senior Representative shall have no obligation or liability to the Junior Representative or to any Junior Secured Party, regarding the adequacy of any Proceeds or for any action or omission, save and except solely for an action or omission that breaches the express obligations undertaken by each party under the terms of this Agreement.

(c) Segregation of Collateral. Until the occurrence of the Senior Obligations Payment Date, any Senior Collateral that may be received by any Junior Secured Party in violation of this Agreement shall be segregated and held in trust and promptly paid over to the Senior Representative, for the benefit of the Senior Secured Parties, in the same form as received, with any necessary endorsements, and each Junior Secured Party hereby authorizes the Senior Representative to make any such endorsements as agent for the Junior Representative (which authorization, being coupled with an interest, is irrevocable).

4.2 Releases of Liens. Upon any release, sale or disposition of Senior Collateral that is permitted pursuant to the terms of the Senior Documents or is effected by any sale or other disposition pursuant to any Enforcement Action, and that results in the release of the Senior Lien on any Senior Collateral (other than release of the Senior Lien due to the occurrence of the Senior Obligations Payment Date), the Junior Lien on such Senior Collateral (excluding any portion of the Proceeds of such Senior Collateral remaining after the Senior Obligations Payment Date occurs) shall be automatically and unconditionally released with no further consent or action of any Person, it being specifically agreed and acknowledged by the Notes Representative that the automatic release of any such Notes Lien that constitutes a Junior Lien on the ABL Priority Collateral will not impair the security under the Indenture or any other Notes Secured Debt Agreement in contravention of the provisions thereof and that any independent engineer, appraiser or other expert required to deliver a certificate to the Indenture Trustee in connection with any such release shall be entitled to rely on the provisions set forth in this Section 4.2. The Junior Representative shall promptly execute and deliver such release documents and instruments and shall take such further actions as the Senior Representative shall request to evidence any release of the Junior Lien described in this Section 4.2. The Junior Representative hereby appoints the Senior Representative and any officer or duly authorized person of the Senior Representative, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power of attorney in the place and stead of the Junior Representative and in the name of the Junior Representative or in the Senior Representative’s own name, from time to

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time, in the Senior Representative’s sole discretion, for the purposes of carrying out the terms of this Section 4.2, to take any and all appropriate action and to execute and deliver any and all documents and instruments as may be necessary or desirable to accomplish the purposes of this Section 4.2, including, without limitation, any financing statements, endorsements, assignments, releases or other documents or instruments of transfer (which appointment, being coupled with an interest, is irrevocable).

4.3 Insurance. Proceeds of Common Collateral include insurance proceeds and therefore the Lien Priority shall govern the ultimate disposition of casualty insurance proceeds. The ABL Representative shall be named as additional insured or loss payee, as applicable, with respect to all insurance policies relating to ABL Priority Collateral and the Notes Representative shall be named as additional insured or loss payee, as applicable, with respect to all insurance policies relating to Notes Priority Collateral. Prior to the ABL Obligations Payment Date, the ABL Representative shall have the sole and exclusive right, as between the Notes Representative on the one hand and the ABL Representative on the other hand, to adjust settlement of insurance claims in the event of any covered loss, theft or destruction of ABL Priority Collateral. Prior to the Notes Obligations Payment Date, the Notes Representative shall have the sole and exclusive right, as between the ABL Representative on the one hand and the Notes Representative on the other hand, to adjust settlement of insurance claims in the event of any covered loss, theft or destruction of Notes Priority Collateral. All proceeds of such insurance shall be remitted to the ABL Representative or the Notes Representative, as the case may be, and each of the Notes Representative and ABL Representative shall cooperate (if necessary) in a reasonable manner in effecting the payment of insurance proceeds in accordance with Section 4.1.

4.4 Option to Purchase ABL Obligations.

(a) Without prejudice to the enforcement of remedies by the ABL Representative, the ABL Secured Parties or the Notes Secured Parties, the Person or Persons that are holders of Notes Obligations and that are designated by the holders of more than 50% in aggregate outstanding principal amount of the Notes Obligations (such Person or Persons collectively, the “Eligible ABL Facility Purchaser”) shall have the right to purchase in accordance with the terms and conditions of this Section 4.4 (the “ABL Purchase Option”) by way of assignment (and shall thereby also assume all commitments and duties of the then extant ABL Secured Parties under the ABL Documents), on the ABL Purchase Closing Date, all, but not less than all, of the ABL Obligations, including all principal of and accrued and unpaid interest and fees on and all prepayment or acceleration fees and premiums in respect of all ABL Obligations outstanding at the time of purchase excluding Unasserted Contingent Obligations and obligations cash collateralized in accordance with clause (i)(B) and clause (i)(D) below (the “ABL Purchase Obligations”). Any purchase pursuant to this Section 4.4 shall be made as follows:

(i) for a purchase price (the “ABL Purchase Price”) equal to the full amount of the ABL Purchase Obligations including, but not limited to:

(A) in the case of all loans, advances or other similar extensions of credit that constitute ABL Purchase Obligations (including unreimbursed amounts drawn in respect of letters of credit) the principal amount thereof, all accrued and unpaid interest thereon through the date of purchase (including, without limitation, interest that has accrued at the default rate and any Post-Petition Interest, and breakage costs set forth in the ABL Documents),

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(B) in the case of any Banking Services Obligations, cash collateral in such amounts as the ABL Representative reasonably determines is necessary to secure the ABL Representative and the other ABL Secured Parties in connection with such Banking Services Obligations,

(C) in the case of any Swap Obligations, the aggregate amount then owing to each swap counterparty that is an ABL Secured Party thereunder pursuant to the terms of the respective Swap Obligation documentation, including all amounts owing to such ABL Secured Party as a result of the termination (or early termination) thereof (in each case, to the extent of its interest as an ABL Secured Party),

(D) in the case of the undrawn amount of then outstanding letters of credit, cash collateral in an amount equal to the percentage of the aggregate undrawn amount of such letters of credit and the aggregate facing and similar fees which will accrue thereon through the stated maturity of the letters of credit (assuming no drawings thereon before stated maturity) required pursuant to the terms of the ABL Documents then in effect, and

(E) without duplication, all other accrued and unpaid fees, charges, costs, expenses, indemnities and other amounts through the date of purchase (including, without limitation, deferred revolving loan origination fees and prepayments (each determined as if the Revolving Credit Commitment (as that term is defined in the ABL Agreement) had terminated on the date of purchase), unused line fees, audit fees, and wire fees and further including, without limitation, reasonable attorneys’ fees and expenses and court costs); it being understood and agreed that:

(1) if at any time those amounts (if any) then on deposit with the ABL Representative as described in clause (D) above exceed the percentage of the sum of the aggregate undrawn amount of all then outstanding letters of credit and the aggregate facing and similar fees accrued thereon before stated maturity required pursuant to the terms of the ABL Documents then in effect, such excess shall be returned to the Eligible ABL Facility Purchaser,

(2) at such time as all letters of credit have been cancelled, expired or been fully drawn, as the case may be, any excess cash collateral deposited as described above in clause (D) (and not previously applied or released as provided above) shall be returned to the Eligible ABL Facility Purchaser, and

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(3) at such time as all Banking Services Obligations have been terminated, any excess cash collateral deposited as described above in clause (B) (and not previously applied or released as provided above) shall be returned to the Eligible ABL Facility Purchaser. It is understood and agreed that (x) at the time any fees are owing to an issuer with respect to any letter of credit, the ABL Representative may apply amounts deposited with it as described above to pay the same and (y) upon any drawing under any letter of credit, the ABL Representative shall apply amounts deposited with it as described above to repay the respective unpaid drawing;

(ii) with the ABL Purchase Price described in preceding clause (a)(i) payable by federal wire transfer in immediately available funds on the ABL Purchase Closing Date in consideration for the assignment of the ABL Purchase Obligations to the Eligible ABL Facility Purchaser; and

(iii) with all amounts payable to the various ABL Secured Parties in respect of the assignments described above to be distributed to them by the ABL Representative in accordance with their respective holdings of the various ABL Purchase Obligations.

(b) The right to exercise the ABL Purchase Option shall be exercisable and legally enforceable by at least ten (10) Business Days’ prior written notice of exercise by the Eligible ABL Facility Purchaser to the ABL Representative received by the ABL Representative during the ABL Purchase Notice Period (the “ABL Purchase Notice”). The ABL Purchase Notice shall (A) state that the Persons signing the notice are collectively the Eligible ABL Facility Purchaser, (B) state that the notice is irrevocable and fully binding on the Eligible ABL Facility Purchaser (except as set forth in the proviso set forth in clause (c) below) and (C) shall specify a date of purchase not less than five (5) Business Days, nor more than twenty (20) calendar days, after the date of the receipt by the ABL Representative of such notice) given to the ABL Representative by the Eligible ABL Facility Purchaser (the “ABL Purchase Closing Date”). Unless, and subject to such terms and conditions as, the ABL Representative expressly agrees otherwise in writing, if on ABL Purchase Closing Date the Eligible ABL Facility Purchaser has not purchased the ABL Purchase Obligations in accordance with the terms and conditions of this Section 4.4, the ABL Purchase Option shall terminate and be of no further force or effect.

(c) The ABL Purchase Option may be exercised by giving the ABL Purchase Notice during the period (the “ABL Purchase Notice Period”) that (1) begins on the date occurring three (3) Business Days after the first to occur of (x) the date of the acceleration of the final maturity of the loans under the ABL Agreement, (y) the occurrence of the final maturity of the loans under the ABL Agreement or (z) the occurrence of an Insolvency Proceeding with respect to the Company or any Grantor which constitutes an event of default under the ABL Agreement (provided, however, in each case, so long as the acceleration, failure to pay amounts due at final maturity or such Insolvency Proceeding constituting an event of default has not been rescinded or cured within ten (10) Business Days after any such event, and so long as any unpaid amounts constituting ABL Purchase Obligations remain owing) and (2) ends on the tenth (10th) Business Day after the start of the period described in clause (1) above. Unless, and subject to such terms and conditions as, the ABL Representative expressly agrees otherwise in writing, if the ABL Purchase Notice has not been given within the ABL Purchase Notice Period, the ABL Purchase Option shall terminate and be of no further force or effect.

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(c) Each Grantor irrevocably consents to any assignment effected to one or more Eligible ABL Facility Purchasers pursuant to this Section 4.4 for purposes of all ABL Documents and hereby agrees that no further consent to any such assignment pursuant to this Section 4.4 from such Grantor shall be required.

(d) SUCH PURCHASE OF THE ABL PURCHASE OBLIGATIONS SHALL BE EXPRESSLY MADE WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND BY ANY OF THE ABL SECURED PARTIES OR THE ABL REPRESENTATIVE AS TO THE ABL PURCHASE OBLIGATIONS OR OTHERWISE AND WITHOUT RECOURSE TO ANY OF THE ABL SECURED PARTIES OR THE ABL REPRESENTATIVE, except that each of the ABL Secured Parties shall represent and warrant: (a) as to the amount of the ABL Purchase Obligations being purchased from such ABL Secured Party, (b) that such ABL Secured Party owns such ABL Purchase Obligations free and clear of any liens or encumbrances and (c) that such ABL Secured Party has the right to assign such ABL Purchase Obligations and the assignment is duly authorized.

(e) The transfer of the ABL Purchase Obligations shall be effected by an assignment agreement, endorsements and such other documents as Notes Representative may reasonably request from time to time, all in form and substance reasonably satisfactory to ABL Representative and the Notes Representative, whereby the Eligible ABL Facility Purchaser will assume any applicable funding commitments and obligations of ABL Secured Parties under the Senior Loan Documents and ABL Representative will convey all right, title and interest of the ABL Representative in and to the ABL Purchase Obligations.

SECTION 5. Insolvency Proceedings.

5.1 Filing of Motions. Until the Senior Obligations Payment Date has occurred, the Junior Representative agrees on behalf of itself and the other Junior Secured Parties that no Junior Secured Party shall, in or in connection with any Insolvency Proceeding, file any pleadings or motions, take any position at any hearing or proceeding of any nature, or otherwise take any action whatsoever, in each case in respect of any of the Senior Collateral, including, without limitation, with respect to the determination of any Liens or claims held by the Senior Representative (including the validity and enforceability thereof) or any other Senior Secured Party in respect of any Senior Collateral or the value of any claims of such parties under Section 506(a) of the Bankruptcy Code or otherwise; provided that the Junior Representative may (i) file a proof of claim in an Insolvency Proceeding, and (ii) file any necessary responsive or defensive pleadings in opposition of any motion or other pleadings made by any Person objecting to or otherwise seeking the disallowance of any Person objecting to or otherwise seeking the disallowance of the claims of the Junior Secured Parties on the Senior Collateral, subject to the limitations contained in this Agreement and only if consistent with the terms and the limitations on the Junior Representative imposed hereby.

5.2 Financing Matters. (a) If any Grantor becomes subject to any Insolvency Proceeding in the United States at any time prior to the ABL Obligations Payment Date, and if the ABL Representative or other ABL Secured Parties desire to consent (or not object) to the use of cash collateral under the Bankruptcy Code or to provide financing to any Grantor under the Bankruptcy Code or to consent (or not object) to the provision of such financing to any Grantor

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by any third party (any such financing, “ABL DIP Financing”), then the Notes Representative agrees, on behalf of itself and the other Notes Secured Parties, that each Notes Secured Party (i) will be deemed to have consented to, will raise no objection to, nor support any other Person objecting to, the use of such cash collateral or to such ABL DIP Financing on the grounds of a failure to provide “adequate protection” for the Notes Representative’s Lien on the Notes Collateral to secure the Notes Obligations or on any other grounds (and will not request any adequate protection solely as a result of such ABL DIP Financing) and (ii) will subordinate (and will be deemed hereunder to have subordinated) the Notes Liens on any ABL Priority Collateral (A) to such ABL DIP Financing on the same terms as the ABL Liens are subordinated thereto (and such subordination will not alter in any manner the terms of this Agreement), (B) to any adequate protection provided to the ABL Secured Parties and (C) to any “carve-out” agreed to by the ABL Representative or the other ABL Secured Parties, so long as (x) the financing is not made in conjunction with the use of cash collateral consisting of Notes Priority Collateral and the Notes Representative retains its Lien on the Notes Collateral to secure the Notes Obligations (in each case, including Proceeds thereof arising after the commencement of the case under the Bankruptcy Code) and, as to the Notes Priority Collateral only, such Lien has the same priority as existed prior to the commencement of the case under the Bankruptcy Code and any Lien securing such ABL DIP Financing is junior and subordinate to the Lien of the Notes Representative on the Notes Priority Collateral, (y) all Liens on ABL Priority Collateral securing any such ABL DIP Financing shall be senior to or on a parity with the Liens of the ABL Representative and the other ABL Secured Parties securing the ABL Obligations on ABL Priority Collateral and (z) if the ABL Representative receives a replacement or adequate protection Lien on post-petition assets of the debtor to secure the ABL Obligations, and such replacement or adequate protection Lien is on any of the Notes Priority Collateral, (1) such replacement or adequate protection Lien on such post-petition assets which are part of the Notes Priority Collateral (the “Notes Post-Petition Assets”) is junior and subordinate to the Lien in favor of the Notes Representative on the Notes Priority Collateral and (2) the Notes Representative also receives a replacement or adequate protection Lien on such Notes Post-Petition Assets of the debtor to secure the Notes Obligations. In no event will any of the ABL Secured Parties seek to obtain a priming Lien on any of the Notes Priority Collateral and nothing contained herein shall be deemed to be a consent by Notes Secured Parties to any adequate protection payments using Notes Priority Collateral.

(b) If any Grantor becomes subject to any Insolvency Proceeding in the United States at any time prior to the Notes Obligations Payment Date and if the Notes Representative or the other Notes Secured Parties desire to consent (or not object) or to provide financing to any Grantor under the Bankruptcy Code or to consent (or not object) to the provision of such financing to any Grantor by any third party (any such financing, “Notes DIP Financing”), then the ABL Representative agrees, on behalf of itself and the other ABL Secured Parties, that each ABL Secured Party (a) will be deemed to have consented to, will raise no objection to, nor support any other Person objecting to such Notes DIP Financing on the grounds of a failure to provide “adequate protection” for the ABL Representative’s Lien on the ABL Collateral to secure the ABL Obligations or on any other grounds (and will not request any adequate protection solely as a result of such Notes DIP Financing) and (b) will subordinate (and will be deemed hereunder to have subordinated) the ABL Liens on any Notes Priority Collateral (A) to such Notes DIP Financing on the same terms as the Notes Liens are subordinated thereto (and such subordination will not alter in any manner the terms of this Agreement), (B) to any

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adequate protection provided to the Notes Secured Parties and (C) to any “carve-out” agreed to by the Notes Representative or the other Notes Secured Parties, so long as (x) the financing is not made in conjunction with the use of cash collateral consisting of ABL Priority Collateral and the ABL Representative retains its Lien on the ABL Collateral to secure the ABL Obligations (in each case, including Proceeds thereof arising after the commencement of the case under the Bankruptcy Code) and, as to the ABL Priority Collateral only, such Lien has the same priority as existed prior to the commencement of the case under the Bankruptcy Code and any Lien securing such Notes DIP Financing is junior and subordinate to the Lien of the ABL Representative on the ABL Priority Collateral, (y) all Liens on Notes Priority Collateral securing any such Notes DIP Financing shall be senior to or on a parity with the Liens of the Notes Representative and the other Notes Secured Parties securing the Notes Obligations on Notes Priority Collateral and (z) if the Notes Representative receives a replacement or adequate protection Lien on post-petition assets of the debtor to secure the Notes Obligations, and such replacement or adequate protection Lien is on any of the ABL Priority Collateral, (1) such replacement or adequate protection Lien on such post-petition assets which are part of the ABL Priority Collateral (the “ABL Post-Petition Assets”) is junior and subordinate to the Lien in favor of the ABL Representative on the ABL Priority Collateral and (2) the ABL Representative also receives a replacement or adequate protection Lien on such ABL Post-Petition Assets of the debtor to secure the ABL Obligations. In no event will any of the Notes Secured Parties seek to obtain a priming Lien on any of the ABL Priority Collateral and nothing contained herein shall be deemed to be a consent by the ABL Secured Parties to any adequate protection payments using ABL Priority Collateral.

(c) All Liens granted to the Notes Representative or the ABL Representative in any Insolvency Proceeding, whether as adequate protection or otherwise, are intended to be and shall be deemed to be subject to the Lien Priority and the other terms and conditions of this Agreement.

5.3 Relief From the Automatic Stay. Until the ABL Obligations Payment Date, the Notes Representative agrees, on behalf of itself and the other Notes Secured Parties, that none of them will seek relief from the automatic stay or from any other stay in any Insolvency Proceeding or take any action in derogation thereof, in each case in respect of any ABL Priority Collateral, without the prior written consent of the ABL Representative. Until the Notes Obligations Payment Date, the ABL Representative agrees, on behalf of itself and the other ABL Secured Parties, that none of them will seek relief from the automatic stay or from any other stay in any Insolvency Proceeding or take any action in derogation thereof, in each case in respect of any Notes Priority Collateral, without the prior written consent of the Notes Representative. Notwithstanding the foregoing, Junior Secured Parties may seek such relief to the extent it is conditioned and coextensive with the relief sought and granted to the Senior Secured Parties and the exercise of such relief to the Junior Secured Parties is subject to the continuing terms of this Agreement.

5.4 No Contest. The Junior Representative, on behalf of itself and the Junior Secured Parties, agrees that, prior to the Senior Obligations Payment Date, none of them shall contest (or support any other Person contesting) (a) any request by the Senior Representative or any Senior Secured Party for adequate protection of its interest in the Senior Collateral (unless in contravention of Section 5.2(a) or (b), as applicable), or (b) any objection by the Senior

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Representative or any Senior Secured Party to any motion, relief, action, or proceeding based on a claim by the Senior Representative or any Senior Secured Party that its interests in the Senior Collateral (unless in contravention of Section 5.2 (a) or (b), as applicable) are not adequately protected (or any other similar request under any law applicable to an Insolvency Proceeding), so long as any Liens granted to the Senior Representative as adequate protection of its interests are subject to this Agreement.

5.5 Avoidance Issues. If any Senior Secured Party is required in any Insolvency Proceeding or otherwise to disgorge, turn over or otherwise pay to the estate of any Grantor, because such amount was avoided or ordered to be paid or disgorged for any reason, including without limitation because it was found to be a fraudulent or preferential transfer, any amount (a “Recovery”), whether received as Proceeds of security, enforcement of any right of set-off or otherwise, then the Senior Obligations shall be reinstated to the extent of such Recovery and deemed to be outstanding as if such payment had not occurred and the Senior Obligations Payment Date shall be deemed not to have occurred. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto.

5.6 Asset Dispositions in an Insolvency Proceeding. Neither the Junior Representative nor any other Junior Secured Party shall, in an Insolvency Proceeding or otherwise, oppose any sale or disposition of any Senior Collateral that is supported by the Senior Secured Parties, and the Junior Representative and each other Junior Secured Party will be deemed to have consented under Section 363 of the Bankruptcy Code (and otherwise) to any sale of any Senior Collateral supported by the Senior Secured Parties and to have released their Liens on such assets.

5.7 Other Matters. To the extent that the Senior Representative or any Senior Secured Party has or acquires rights under Section 363 or Section 364 of the Bankruptcy Code with respect to any of the Junior Collateral, the Senior Representative agrees, on behalf of itself and the other Senior Secured Parties, not to assert any of such rights without the prior written consent of the Junior Representative; provided that if requested by the Junior Representative, the Senior Representative shall timely exercise such rights in the manner requested by the Junior Representative, including any rights to payments in respect of such rights.

5.8 Effectiveness in Insolvency Proceedings. This Agreement, which the parties hereto expressly acknowledge is a “subordination agreement” under section 510(a) of the Bankruptcy Code, shall be effective before, during and after the commencement of an Insolvency Proceeding.

SECTION 6. Notes Documents and ABL Documents.

(a) Each Grantor and the Notes Representative, on behalf of itself and the Notes Secured Parties, agrees that it shall not at any time execute or deliver any amendment or other modification to any of the Notes Documents inconsistent with or in violation of this Agreement.

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(b) Each Grantor and the ABL Representative, on behalf of itself and the ABL Secured Parties, agrees that it shall not at any time execute or deliver any amendment or other modification to any of the ABL Documents inconsistent with or in violation of this Agreement or that add, amend or modify any provision of the Senior Documents to prohibit the Company or any Subsidiary thereof from making any payments with respect to the Senior Obligations; provided that this subsection shall not prohibit the Senior Secured Parties from agreeing to any addition, amendment or modification which has the indirect effect of restricting the ability of the Company or any Subsidiary to pay Junior Obligations or otherwise restricts such payments in accordance with the terms of this Agreement by restricting the use the Senior Collateral or the use of loan proceeds to pay Junior Obligations during the continuance of an event of default under the Senior Documents.

(c) In the event the Senior Representative enters into any amendment, waiver or consent in respect of any of the Senior Security Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any Senior Security Document or changing in any manner the rights of any parties thereunder, in each case solely with respect to any Senior Collateral, then such amendment, waiver or consent shall apply automatically to any comparable provision of the Comparable Security Document without the consent of or action by any Junior Secured Party (with all such amendments, waivers and modifications subject to the terms hereof); provided that, (i) no such amendment, waiver or consent shall have the effect of removing assets subject to the Lien of any Junior Security Document, except to the extent that a release of such Lien is permitted by Section 4.2, (ii) any such amendment, waiver or consent that adversely affects the rights of the Junior Secured Parties and does not affect the Senior Secured Parties in a like or similar manner shall not apply to the Junior Security Documents without the consent of the Junior Representative, (iii) no such amendment, waiver or consent with respect to any provision applicable to the Junior Representative under the Junior Documents shall be made without the prior written consent of the Junior Representative and (iv) notice of such amendment, waiver or consent shall be given to the Junior Representative no later than 30 days after its effectiveness, provided that the failure to give such notice shall not affect the effectiveness and validity thereof.

SECTION 7. [RESERVED.].

SECTION 8. Reliance; Waivers; etc.

8.1 Reliance. The ABL Documents are deemed to have been executed and delivered, and all extensions of credit thereunder are deemed to have been made or incurred, in reliance upon this Agreement. The Notes Representative, on behalf of it itself and the other Notes Secured Parties, expressly waives all notice of the acceptance of and reliance on this Agreement by the ABL Representative and the other ABL Secured Parties. The Notes Documents are deemed to have been executed and delivered, and all extensions of credit thereunder are deemed to have been made or incurred, in reliance upon this Agreement. The ABL Representative, on behalf of itself and the other ABL Secured Parties, expressly waives all notices of the acceptance of and reliance on this Agreement by the Notes Representative and the other Notes Secured Parties.

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8.2 No Warranties or Liability. The Notes Representative and the ABL Representative acknowledge and agree that neither has made any representation or warranty with respect to the execution, validity, legality, completeness, collectibility or enforceability of any other ABL Document or any other Notes Document. Except as otherwise provided in this Agreement, the Notes Representative and the ABL Representative will be entitled to manage and supervise the respective extensions of credit to any Grantor in accordance with law and their usual practices, modified from time to time as they deem appropriate.

8.3 No Waivers. No right or benefit of any party hereunder shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of such party or any other party hereto or by any noncompliance by any Grantor with the terms and conditions of any of the ABL Documents or the Notes Documents.

SECTION 9. Obligations Unconditional. All rights, interests, agreements and obligations hereunder of the Senior Representative and the Senior Secured Parties in respect of any Collateral and the Junior Representative and the Junior Secured Parties in respect of such Collateral shall remain in full force and effect regardless of:

(a) any lack of validity or enforceability of any Senior Document or any Junior Document and regardless of whether the Liens of the Senior Representative and Senior Secured Parties are not perfected or are voidable for any reason;

(b) any change in the time, manner or place of payment of, or in any other terms of, all or any of the Senior Obligations or Junior Obligations, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of any Senior Document or any Junior Document;

(c) any exchange, release or lack of perfection of any Lien on any Collateral or any other asset, or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the Senior Obligations or Junior Obligations or any guarantee thereof;

(d) the commencement of any Insolvency Proceeding in respect of any Grantor; or

(e) any other circumstances which otherwise might constitute a defense available to, or a discharge of, any Grantor in respect of any Secured Obligation or of any Junior Secured Party in respect of this Agreement.

SECTION 10. Miscellaneous.

10.1 Rights of Subrogation. The Notes Representative, for and on behalf of itself and the Notes Secured Parties, agrees that no payment to the ABL Representative or any other ABL Secured Party pursuant to the provisions of this Agreement shall entitle the Notes Representative or any other Notes Secured Party to exercise any rights of subrogation in respect thereof until the ABL Obligations Payment Date. Following the ABL Obligations Payment Date, the ABL Representative agrees to execute such documents, agreements, and instruments as the Notes Representative or any other Notes Secured Party may reasonably request to evidence the transfer

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by subrogation to any such Person of an interest in the ABL Obligations resulting from payments to the ABL Representative by such Person, so long as all costs and expenses (including all reasonable legal fees and disbursements) incurred in connection therewith by the ABL Representative are paid by such Person upon request for payment thereof. The ABL Representative, for and on behalf of itself and the other ABL Secured Parties, agrees that no payment to the Notes Representative or any other Notes Secured Party pursuant to the provisions of this Agreement shall entitle the ABL Representative or any other ABL Secured Party to exercise any rights of subrogation in respect thereof until the Notes Obligations Payment Date. Following the Notes Obligations Payment Date, the Notes Representative agrees to execute such documents, agreements, and instruments as the ABL Representative or any other ABL Secured Party may reasonably request to evidence the transfer by subrogation to any such Person of an interest in the Notes Obligations resulting from payments to the Notes Representative by such Person, so long as all costs and expenses (including all reasonable legal fees and disbursements) incurred in connection therewith by the Notes Representative are paid by such Person upon request for payment thereof.

10.2 Further Assurances. Each of the Notes Representative and the ABL Representative will, at their own expense and at any time and from time to time, promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the other party may reasonably request, in order to protect any right or interest granted or purported to be granted hereby or to enable the ABL Representative or the Notes Representative to exercise and enforce its rights and remedies hereunder; provided, however, that no party shall be required to pay over any payment or distribution, execute any instruments or documents, or take any other action referred to in this Section 10.2, to the extent that such action would contravene any law, order or other legal requirement or any of the terms or provisions of this Agreement, and in the event of a controversy or dispute, such party may interplead any payment or distribution in any court of competent jurisdiction, without further responsibility in respect of such payment or distribution under this Section 10.2.

10.3 Conflicts. In the event of any conflict between the provisions of this Agreement and the provisions of any ABL Document or any Notes Document, the provisions of this Agreement shall govern.

10.4 Continuing Nature of Provisions. Subject to Section 5.5, this Agreement shall continue to be effective, and shall not be revocable by any party hereto, until the earlier of (i) the ABL Obligations Payment Date and (ii) the Notes Obligations Payment Date. This is a continuing agreement and the ABL Secured Parties and the Notes Secured Parties may continue, at any time and without notice to the other parties hereto, to extend credit and other financial accommodations, lend monies and provide indebtedness to, or for the benefit of, any Grantor on the faith hereof.

10.5 Amendments; Waivers. (a) No amendment or modification of any of the provisions of this Agreement shall be effective unless the same shall be in writing and signed by the ABL Representative and the Notes Representative, and, in the case of amendments or modifications of Sections 3.5, 3.6, 10.7 or 10.8 that directly affect the rights or duties of any Grantor, such Grantor.

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(b) It is understood and agreed that Company and the other applicable Grantors will be permitted to designate as an additional holder of Secured Obligations hereunder each Person who is, or who becomes, the registered holder of ABL Principal Debt or Notes Principal Debt or other Secured Obligations incurred by Company or such other Grantor after the date of this Agreement in accordance with the terms of the Indenture, the Existing ABL Agreement or any other Secured Debt Document then in effect, as applicable. Company or any other applicable Grantor may effect such designation by delivering to the Notes Representative and the ABL Representative each of the following:

(i) an officers certificate stating that Company or such other Grantor intends to incur additional ABL Principal Debt and/or Notes Principal Debt and/or other Secured Obligations (“Additional Secured Debt”) which will be (A) ABL Principal Debt or other ABL Obligations permitted by the Indenture or any other Secured Debt Document then in effect or the Existing ABL Agreement to be incurred and secured by an ABL Lien equally and ratably with all previously existing and future ABL Obligations subject, in the case of ABL Principal Debt, to the ABL Principal Debt Cap, or (B) Notes Principal Debt or other Notes Obligations permitted by the Existing ABL Agreement or any other Secured Debt Document then in effect to be incurred and secured by a Notes Lien equally and ratably with all previously existing and future Notes Obligations, provided, however, that to the extent the Additional Secured Debt will consist in whole or in part of any revolving credit debt, such officers certificate shall only be required in connection with entering into the applicable Secured Debt Documents with such additional holder of Secured Obligations hereunder;

(ii) written evidence that an authorized agent, trustee or other representative on behalf of the holders or lenders of any Additional Secured Debt (or, in the case of any ABL Obligations consisting of Swap Obligations, the provider of such Swap Obligations) have been designated as an additional holder of Secured Obligations hereunder and must, prior to such designation, sign and deliver on behalf of the holders or lenders of such Additional Secured Debt (or, in the case of any ABL Obligations consisting of Swap Obligations, on its own behalf) a Lien Sharing and Priority Confirmation Joinder; and

(iii) evidence that Company or such other Grantor has duly authorized, executed (if applicable) and recorded (or caused to be recorded) in each appropriate governmental office all relevant filings and recordations deemed necessary by Company or other Grantor and the holder of such Additional Secured Debt, or its Secured Debt Representative, to ensure that the Additional Secured Debt is secured by the Collateral in accordance with the ABL Security Documents and the Notes Security Documents.

Notwithstanding the foregoing, nothing in this Agreement will be construed to allow Company or any other Grantor to incur additional indebtedness unless otherwise permitted by the terms of the Indenture, the Existing ABL Agreement or any other Secured Debt Document then in effect, as applicable.

10.6 Information Concerning Financial Condition of the Grantors. Each of the Notes Representative and the ABL Representative hereby assume responsibility for keeping itself informed of the financial condition of the Grantors and all other circumstances bearing upon the

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risk of nonpayment of the ABL Obligations or the Notes Obligations. The Notes Representative and the ABL Representative hereby agree that no party shall have any duty to advise any other party of information known to it regarding such condition or any such circumstances (except as otherwise provided in the ABL Documents and Notes Documents). In the event the Notes Representative or the ABL Representative, in its sole discretion, undertakes at any time or from time to time to provide any information to any other party to this Agreement, it shall be under no obligation (a) to provide any such information to such other party or any other party on any subsequent occasion, (b) to undertake any investigation not a part of its regular business routine, or (c) to disclose any other information.

10.7 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

10.8 Submission to Jurisdiction; JURY TRIAL WAIVER. (a) Each ABL Secured Party, each Notes Secured Party and each Grantor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each such party hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each such party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the any ABL Secured Party or Notes Secured Party may otherwise have to bring any action or proceeding against any Grantor or its properties in the courts of any jurisdiction.

(b) Each ABL Secured Party, each Notes Secured Party and each Grantor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so (i) any objection it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph (a) of this Section and (ii) the defense of an inconvenient forum to the maintenance of such action or proceeding.

(c) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.9. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(d) EACH PARTY HERETO HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. EACH PARTY HERETO REPRESENTS THAT IT HAS REVIEWED THIS WAIVER AND IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

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10.9 Notices. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and may be personally served, telecopied, or sent by overnight express courier service or United States mail and shall be deemed to have been given when delivered in person or by courier service, upon receipt of a telecopy or five days after deposit in the United States mail (certified, with postage prepaid and properly addressed). For the purposes hereof, the addresses of the parties hereto (until notice of a change thereof is delivered as provided in this Section 10.9) shall be as set forth below each party’s name on the signature pages hereof, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties.

10.10 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and each of the ABL Secured Parties and Notes Secured Parties and their respective successors and assigns, and nothing herein is intended, or shall be construed to give, any other Person any right, remedy or claim under, to or in respect of this Agreement or any Collateral.

10.11 Headings. Section headings used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

10.12 Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

10.13 Other Remedies. For avoidance of doubt, it is understood that nothing in this Agreement shall prevent any ABL Secured Party or any Notes Secured Party from exercising any available remedy to accelerate the maturity of any indebtedness or other obligations owing under the ABL Documents or the Notes Documents, as applicable, or to demand payment under any guarantee in respect thereof.

10.14 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement shall become effective when it shall have been executed by each party hereto.

10.15 Additional Grantors. Company shall cause each Person that becomes a Grantor after the date hereof to become a party to this Agreement by execution and delivery by such Person of a Joinder Agreement in the form of Annex 1 hereto.

[SIGNATURE PAGES TO FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MIDCAP FINANCIAL TRUST, as ABL Representative for and on behalf of the ABL Secured Parties

By:	Apollo Capital Management, L.P.,
its investment manager
By:	Apollo Capital Management GP, LLC,
its general partner
By: (SEAL)
Name: Maurice Amsellem
Title: Authorized Signatory

Address for Notices:

c/o MidCap Financial Services, LLC, as servicer

7255 Woodmont Avenue, Suite 200

Bethesda, Maryland 20814

Attn: Account Manager for Goodman Networks transaction

Facsimile: 301-941-1450

Copying, for notice purposes only:

c/o MidCap Financial Services, LLC, as servicer

7255 Woodmont Avenue, Suite 200

Bethesda, Maryland 20814

Attn: General Counsel

Facsimile: 301-941-1450

Intercreditor Agreement – Goodman Networks Incorporated

U.S. Bank National Association, as Collateral Agent and as Notes Representative for and on behalf of the Notes Secured Parties

By:

Name:
Title:

Address for Notices:

U.S. Bank National Association 8 Greenway Plaza, Suite 1100 Houston, TX 77046 Attention: Steven A. Finklea, Vice President Facsimile No.: (713) 212-3718 E-mail: steven.finklea@usbank.com

With a copy to: McGuire, Craddock & Struther, P.C. 2501 N. Harwood Street, Suite 1800 Dallas, Texas 75201 Attention: Charles J. McGuire, Esq. Facsimile No.: (214) 954-6868 Email: cmcguire@mcslaw.com

Intercreditor Agreement – Goodman Networks Incorporated

GOODMAN NETWORKS INCORPORATED

By:
Name: John Debus
Title:	Interim Chief Financial Officer

GOODMAN NETWORKS SERVICES, LLC

By:
Name: John Debus
Title:	Interim Chief Financial Officer

MULTIBAND FIELD SERVICES,
INCORPORATED

By:
Name: John Debus
Title:	Interim Chief Financial Officer

Address for Notices:

Goodman Networks Incorporated
2801 Network Blvd., Suite 300
Frisco, TX 75034
Facsimile No.: (972) 421-5753
Attention: John Debus, Interim Chief Financial
Officer

with a copy to:

Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, TX 75219 -7672
Facsimile No.: (214) 200-0677
Attention: Monika Singh Sanford, Esq.

Intercreditor Agreement – Goodman Networks Incorporated

ANNEX 1

JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this “Agreement”), dated as of                     , 20        , is executed by                                              , a                          (the “New Subsidiary”) in favor of MIDCAP FINANCIAL TRUST (“ABL Representative”) and U.S. BANK NATIONAL ASSOCIATION (“Notes Representative”), in their capacities as ABL Representative and Notes Representative, respectively, under that certain Intercreditor Agreement (the “Intercreditor Agreement”), dated as of May 31, 2017 among the ABL Representative, the Collateral Agent and Notes Representative, Goodman Network Incorporated and each of the other Grantors party thereto. All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Intercreditor Agreement.

The New Subsidiary, for the benefit of the ABL Representative and the Notes Representative, hereby agrees as follows:

1. The New Subsidiary hereby acknowledges the Intercreditor Agreement and acknowledges, agrees and confirms that, by its execution of this Agreement, the New Subsidiary will be deemed to be a Grantor under the Intercreditor Agreement and shall have all of the obligations of a Grantor thereunder as if it had executed the Intercreditor Agreement as of the date thereof. The New Subsidiary hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Intercreditor Agreement.

2. The address of the New Subsidiary for purposes of Section 10.9 of the Intercreditor Agreement is as follows:

3. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE NEW SUBSIDIARY HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the New Subsidiary has caused this Agreement to be duly executed by its authorized officer, as of the day and year first above written.

[NEW SUBSIDIARY]

By:
Name:
Title:

ANNEX 2

[FORM OF]

Lien Sharing and Priority Confirmation Joinder

Reference is made to the Intercreditor Agreement, dated as of May 31, 2017 (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Intercreditor Agreement”) among MIDCAP FINANCIAL TRUST, as the ABL Representative (as defined therein), U.S. BANK NATIONAL ASSOCIATION, as the Notes Representative (as defined therein), GOODMAN NETWORKS INCORPORATED (“Company”) and the subsidiaries of Company named therein.

Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Intercreditor Agreement. This Lien Sharing and Priority Confirmation Joinder is being executed and delivered [pursuant to Section 10.5(b) of][in accordance with the definition of [ABL Agreement][Notes Secured Debt Agreement] as set forth in] the Intercreditor Agreement as a condition precedent to the debt for which the undersigned is acting as representative being entitled to the rights and obligations of being additional secured debt under the Intercreditor Agreement.

1. Joinder. The undersigned, [             ], a [             ], (the “New Representative”) as [trustee] [notes agent] [administrative agent] [collateral agent] [hedge provider] under that certain [describe applicable indenture, credit agreement, hedge agreement or other document governing the additional secured debt] (the “New Debt Facility”) hereby:

(a) represents that the New Representative [is authorized to become a party to the Intercreditor Agreement] [has been authorized to become a party to the Intercreditor Agreement on behalf of the [ABL Secured Parties under a Replacement ABL Agreement][ABL Secured Parties under the Additional ABL Agreement][Notes Secured Parties under the Replacement Notes Secured Debt Agreement][Notes Secured Parties under the Additional Notes Secured Debt Agreement] as [an ABL Representative under a Replacement ABL Agreement] [a Notes Representative under a Replacement Notes Secured Debt Agreement] under the Intercreditor Agreement for all purposes thereof on the terms set forth therein, and to be bound by the terms of the Intercreditor Agreement as fully as if the undersigned had executed and delivered the Intercreditor Agreement as of the date thereof; and

(b) agrees that its address for receiving notices pursuant to the Intercreditor Agreement shall be as follows:

[Address];

2. Lien Sharing and Priority Confirmation.

[Option A: to be used if Additional Secured Debt constitutes ABL Principal Debt or other ABL Obligations] The undersigned New Representative, on behalf of itself [and each holder of ABL Obligations for which the undersigned is acting as [administrative agent]], hereby agrees, for the benefit of all Secured Parties and each future Secured Debt Representative, and as a condition to being treated as ABL Obligations under the Intercreditor Agreement, that:

(a) all ABL Obligations will be and are secured equally and ratably by all ABL Liens at any time granted by Company or any other Grantor to secure ABL Obligations, whether or not upon property otherwise constituting Collateral for ABL Obligations arising under the New Debt Facility, and that all such ABL Liens will be enforceable by the ABL Representative with respect to such ABL Obligations for the benefit of all holders of ABL Obligations equally and ratably;

(b) the New Representative [and each holder of ABL Obligations for which the undersigned is acting as [administrative agent]] are bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of ABL Liens and the order of application of proceeds from enforcement of ABL Liens; and

(c) the New Representative [and each holder of ABL Obligations for which the undersigned is acting as [administrative agent]] appoints the ABL Representative and consents to the terms of the Intercreditor Agreement and the performance by the ABL Representative of, and directs the ABL Representative to perform, its obligations under the Intercreditor Agreement, together with all such powers as are reasonably incidental thereto. [or]

[Option B: to be used if Additional Secured Debt constitutes Notes Principal Debt or other Notes Obligations] The undersigned New Representative, on behalf of itself [and each holder of Notes Obligations for which the undersigned is acting as [Secured Debt Representative]], hereby agrees, for the benefit of all Secured Parties and each future Secured Debt Representative, and as a condition to being treated as Notes Obligations under the Intercreditor Agreement, that:

(a) all Notes Obligations will be and are secured equally and ratably by all Notes Liens at any time granted by Company or any other Grantor to secure Notes Obligations, whether or not upon property otherwise constituting Collateral for Notes Obligations arising under the New Debt Facility, and that all such Notes Liens will be enforceable by the Notes Representative with respect to such Notes Obligations for the benefit of all holders of Notes Obligations equally and ratably;

(b) the New Representative [and each holder of Notes Obligations for which the undersigned is acting as [Secured Debt Representative]] are bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of Notes Liens and the order of application of proceeds from enforcement of Notes Liens; and

(c) the New Representative [and each holder of Notes Obligations for which the undersigned is acting as [Secured Debt Representative]] appoints the Notes Representative and consents to the terms of the Intercreditor Agreement and the performance by the Notes Representative of, and directs the Notes Representative to perform, its obligations under the Intercreditor Agreement and the Notes Agreement, together with all such powers as are reasonably incidental thereto.

3. Governing Law and Miscellaneous Provisions. The provisions of Sections 10.7 and 10.8 of the Intercreditor Agreement will apply with like effect to this Lien Sharing and Priority Confirmation Joinder.

IN WITNESS WHEREOF, the parties hereto have caused this Lien Sharing and Priority Confirmation Joinder to be executed by their respective officers or representatives as of [                        , 20        ].

[insert name of New Representative]

By:
Name:
Title:

The Notes Representative hereby acknowledges receipt of this Lien Sharing and Priority Confirmation Joinder [and agrees to act as Notes Representative for the New Representative and the holders of the Obligations represented thereby]:

,
as Notes Representative

By:	,
Name:
Title:

The ABL Representative hereby acknowledges receipt of this Lien Sharing and Priority Confirmation Joinder [and agrees to act as ABL Representative for the New Representative and the holders of the Obligations represented thereby]:

as ABL Representative
By:
Name:
Title:

Exhibit D

Certificate of Formation of Reorganized Goodman

THIRD AMENDED AND RESTATED

CERTIFICATE OF FORMATION OF

GOODMAN NETWORKS INCORPORATED

ARTICLE ONE

Goodman Networks Incorporated (the “Corporation”), pursuant to the provisions of Sections 10.301 and 10.302 of the Texas Business Organizations Code (the “TBOC”), hereby adopts this Third Amended and Restated Certificate of Formation, which accurately states the text of the Certificate of Formation and all amendments and restatements thereof that are in effect to date and as further amended by this Third Amended and Restated Certificate of Formation as hereinafter set forth, and which contains no other changes in any provision thereof.

ARTICLE TWO

The name of the Corporation is Goodman Networks Incorporated. The filing entity is a for-profit corporation.

ARTICLE THREE

The Corporation’s existing Certificate of Formation is amended by this Third Amended and Restated Certificate of Formation as follows:

The Third Amended and Restated Certificate of Formation alters or changes Articles II, III, IV, V, VI, VII, VIII, IX, X, XI, XII and XIII to the Certificate of Formation of the Corporation in effect at the time of filing of this Third Amended and Restated Certificate of Formation, and the full text of Articles II, III, IV, V, VI, VII, VIII, IX, X, XI, XII and XIII is as set forth in the Third Amended and Restated Certificate of Formation attached hereto. The Third Amended and Restated Certificate of Formation deletes Article XIV to the Certificate of Formation of the Corporation in effect at the time of filing this Third Amended and Restated Certificate of Formation.

ARTICLE FOUR

Each amendment made by this Third Amended and Restated Certificate of Formation has been effected in conformity with the provisions of the TBOC, and such Third Amended and Restated Certificate of Formation as so amended was duly approved in the manner required by the TBOC, pursuant to the authority granted under the Findings of Fact, Conclusions of Law, and Order Approving the Debtors’ Disclosure Statement For, and Confirming, the Debtors’ Amended Joint Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated May 4, 2017, of the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”), in the jointly administered cases under chapter 11 of title 11 of the United States Code under the caption “In re: Goodman Networks Incorporated, et al.”, Case No. 17-31575 (MI) (the “Chapter 11 Cases”). The Bankruptcy Court had jurisdiction over the Chapter 11 Cases pursuant to section 1334 of title 28 of the United States Code and the Amended Standing Order of Reference from the United States District Court for the Southern District of Texas, dated May 24, 2012.

ARTICLE FIVE

The Third Amended and Restated Certificate of Formation, which is attached hereto, accurately states the text of the Certificate of Formation being restated and each amendment to the Certificate of Formation being restated that is in effect, and as further amended by the Third Amended and Restated Certificate of Formation attached hereto. The attached Third Amended and Restated Certificate of Formation does not contain any other change in the Certificate of Formation being restated except for the information permitted to be omitted by the TBOC applicable to the filing entity.

ARTICLE SIX

This document becomes effective at 8:00 a.m. on May 31, 2017.

* * *

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IN WITNESS WHEREOF, the undersigned has hereunto set his hand to this Third Amended and Restated Certificate of Formation on May             , 2017

GOODMAN NETWORKS INCORPORATED By:___________________________________ Name: John A. Goodman Title: Executive Chairman, Chief Executive Officer and President

Signature Page to Third Amended and Restated Certificate of Formation

Confidential

Subject to FRE 408

HB Draft 5/26/2017

EXHIBIT A

THIRD AMENDED AND RESTATED

CERTIFICATE OF FORMATION

ARTICLE ONE

The name of the corporation is Goodman Networks Incorporated (the “Corporation”).

ARTICLE TWO

The address of the registered office of the Corporation is 206 E. 9th Street, Suite 1300, Austin, Texas 78701, and the name of its registered agent at such address is Capitol Corporate Services, Inc.

ARTICLE THREE

The purpose for which the Corporation is organized is to engage in any lawful business for which corporations may be organized under the Texas Business Organizations Code (“TBOC”).

ARTICLE FOUR

The total number of shares of stock that the Corporation shall have authority to issue is 32,750,000, consisting of 16,500,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”) and 16,250,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.	COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting Rights. Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote; provided, that except as otherwise required by the TBOC, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Formation (including any resolutions relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Formation (including any resolutions relating to any series of Preferred Stock) or pursuant to the TBOC.

3. Dividends and Distributions. Subject to the rights of the holders of Preferred Stock, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, securities or other property of the Corporation as may be declared thereon by the Board of Directors (the “Board”) from time to time out of the assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in all such dividends and other distributions.

4. Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights of the holders of shares of any series of Preferred Stock upon such liquidation, dissolution or winding up, if any, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Corporation available therefor and shall share equally on a per share basis in all such distributions.

5. Conversion Rights. The Common Stock shall not be convertible into, or exchangeable for, shares of any other class or classes of the Corporation’s capital stock.

B.	PREFERRED STOCK

The first series of Preferred Stock shall be designated “Series A-1 Preferred Stock” and shall consist of 13,125,000 shares. The second series of Preferred Stock shall be designated “Series A-2 Preferred Stock” and shall consist of 2,500,000 shares. The third series of Preferred Stock shall be designated “Series A-3 Preferred Stock” and shall consist of 625,000 shares. The “Stated Value” of each share of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall be $10.00, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other recapitalization with respect to the Preferred Stock or any series thereof. Unless otherwise indicated, references to “sections” or “subsections” in this Part B of this Article IV refer to sections and subsections of Part B of this Article IV.

The terms and provisions of the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are as follows:

1. Dividends.

1.1 Payment of PIK Dividends. From and after the third anniversary of the effective date of the Debtors’ Amended Joint Prepackaged Chapter 11 Plan of Reorganization, Case No. 17-31575 (the “Plan”), cumulative dividends at the rate per annum of seven percent (7%) of the Stated Value per share of Preferred Stock shall accrue on such shares of Preferred Stock (the “PIK Dividends”). The PIK Dividends shall accrue from day to day and shall be payable, on a pari passu basis, quarterly on March 31, June 30, September 30 and December 31 and upon any Deemed Liquidation Event (defined below), at the option of the Board, in the form of (a) cash, and/or (b)(i), with respect to the Series A-1 Preferred Stock, a number of additional shares of Series A-1 Preferred Stock, (ii) with respect to the Series A-2 Preferred Stock, a number of additional shares of Series A-2 Preferred Stock, and (iii) with respect to the Series A-3 Preferred Stock, a number of additional shares of Series A-3 Preferred Stock, in each case equal to the cash value of the PIK Dividend on such share that accrued during the preceding quarter, divided by the Stated Value of such share of Preferred Stock. No dividends shall be paid on shares of any series of Preferred Stock unless a corresponding dividend is paid on the shares of each other series of Preferred Stock. The payment of PIK Dividends each calendar quarter shall be mandatory to the extent permitted by applicable law. Unpaid cumulative PIK Dividends will compound quarterly. No fractional shares of Preferred Stock shall be issued as PIK Dividends. Whether or not fractional shares would be issuable as PIK Dividends shall be determined on the basis of the total number of shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock to be issued as a PIK Dividend to any single holder of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock, respectively, based on the total shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock held by such holder immediately prior to the payment of such PIK Dividend. In lieu of issuing any fractional share as PIK Dividends, the Corporation will pay cash equal to the value of such fractional share.

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1.2 Reservation of Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued Preferred Stock, for the purpose of issuing PIK Dividends pursuant to Subsection 1.1, such number of its duly authorized shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock as shall from time to time be sufficient to issue PIK Dividends; and if at any time the number of authorized but unissued shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock shall not be sufficient to issue in full all PIK Dividends pursuant to Subsection 1.1, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock, as applicable, to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Certificate of Formation.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) the Stated Value per share together with all accrued but unpaid dividends thereon, or (b) the amount that would be payable if each share of Preferred Stock were converted into shares of Common Stock as of immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event at a conversion rate equal to (1) the Stated Value per share together with all accrued but unpaid dividends thereon, divided by (2) the greater of (A) $[15.15] per share, subject to any adjustments necessary to take into account any prior stock split, combination of shares, reorganization, or reclassification with respect to the Common Stock, or (B) the minimum price that would result in the persons identified as minority group members in the Corporation’s most recent application for certification or recertification as a minority-owned business with the National Minority Supplier Development Council owning at least fifty one percent (51%) of the issued and outstanding shares of Common Stock of the Corporation (assuming that all shares of Preferred Stock were converted into shares of Common Stock as contemplated by this Subsection 2.1(b)(1)(B) and the full conversion and/or exercise of all securities that are, by their terms, convertible and/or exercisable into shares of Common Stock) as of immediately prior to such liquidation, dissolution or winding up of the Corporation or such Deemed Liquidation Event. The amount payable per share of Preferred Stock in the event of any liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event is referred to herein as the “Liquidation Amount” per share. For the avoidance of doubt, (1) in no event shall the Liquidation Amount ever be less than the Stated Value per share together with all accrued but unpaid dividends and (2) the Liquidation Amount shall be determined in the same manner for all shares of Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

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2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as contemplated by Subsection 2.1, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation and its subsidiaries taken as a whole to any person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)), other than a Principal or a Related Party of a Principal;

(b) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)), other than the Principals and their Related Parties, becomes the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of the Corporation, measured by voting power rather than number of shares; or

(c) the Corporation consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, the Corporation, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Corporation or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where Voting Stock of the Corporation outstanding immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the outstanding shares of the Voting Stock of such surviving or transferee person (immediately after giving effect to such transaction).

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(b) or Subsection 2.3.1(c) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a), if the Corporation does not effect a dissolution of the Corporation under the TBOC within sixty (60) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the sixtieth (60th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least a majority of the then issued and outstanding shares of Preferred Stock voting together as a class so request in a written instrument delivered to the Corporation not later than ninety (90) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by

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the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its shareholders, all to the extent permitted by the TBOC governing distributions to shareholders (the “Available Proceeds”), on the one hundred twentieth (120th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder’s shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under the TBOC governing distributions to shareholders. The provisions of Subsection 5.4, 5.5, 5.6 and 5.7 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation pursuant to Subsection 2.3.2 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting Rights.

3.1 General. Except as otherwise provided herein or as otherwise required by law, the holders of Preferred Stock shall have no voting rights.

3.2 Preferred Stock Protective Provisions. As long as any shares of Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then issued and outstanding shares of the Preferred Stock:

(a) increase or decrease the number of authorized shares of Preferred Stock;

(b) authorize or create any class of stock ranking as to dividends, redemption, voting rights or distribution of assets upon a liquidation or Deemed Liquidation Event pari passu or senior to the Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock;

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(c) issue shares of Preferred Stock except (i) pursuant to the dividend and conversion provisions expressly authorized herein and (ii) for up to 500,000 shares of Series A-3 Preferred Stock (or, with the approval of the Board pursuant to Subsection 4.2, Series A-1 Preferred Stock) to employees, officers, directors, contractors, consultants or advisors to the Corporation or any subsidiary pursuant to the Management Incentive Plan, as defined in the Plan, approved by the Board;

(d) increase or decrease the size of the Board;

(e) amend this Certificate of Formation or the Corporation’s bylaws (the “Bylaws”) (other than to amend this Certificate of Formation and/or the Bylaws to increase the number of authorized shares of Common Stock or to conform to Delaware law upon the conversion or reincorporation of the Corporation into Delaware);

(f) liquidate, dissolve or wind up the Corporation or effect any Deemed Liquidation Event, unless the holders of Preferred Stock shall be paid the full preferential amounts to which they are entitled pursuant to Subsection 2.1;

(g) purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends, including PIK Dividends, or distributions on the Preferred Stock as expressly authorized herein, (ii) repurchases of stock from current or former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service or pursuant to settlement agreement subject to any limitation set forth in the Indenture dated as of May 31, 2017, by and among the Corporation, UMB Bank, National Association, as trustee, and U.S. Bank National Association, as collateral agent (the “Indenture”), or (iii) as unanimously approved by the Board; or

(h) incur any indebtedness that would prohibit the dividend rights and redemption rights of the Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock other than any indebtedness incurred under the Indenture or the Credit and Security Agreement dated as of May 31, 2017, by and among the Corporation, Multiband Field Services, Incorporated and Goodman Networks Services, LLC, as borrowers, Midcap Financial Trust, as agent and a lender, and the additional lenders from time to time party thereto, as amended, modified, supplemented and/or restated from time to time (the “Credit Facility”) or any refinancing of the foregoing agreements; provided that such new agreements or arrangements are no more restrictive with regards to the payment of dividends on, or redemption of, the Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock than the restrictions set forth in the Indenture or the Credit Facility.

4. Conversion.

4.1 Mandatory Conversion of Series A-2 Preferred Stock. Immediately following the Corporation’s redemption of shares of Series A-1 Preferred Stock with an aggregate Stated Value (including any cash dividends paid in connection therewith) of $10,000,000 pursuant to Section 5, each outstanding share of Series A-2 Preferred Stock shall be converted into one (1) fully paid and nonassessable share of Series A-1 Preferred Stock, subject to any adjustments necessary to take into account any prior stock split, combination of shares, reorganization, or reclassification with respect to the Series A-1 Preferred Stock without a corresponding and equivalent stock split, combination of shares, reorganization, or reclassification with respect to the Series A-2 Preferred Stock.

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4.2 Optional Conversion of Series A-3 Preferred Stock. After the Corporation’s redemption of Series A-1 Preferred Stock with an aggregate Stated Value (including any cash dividends paid in connection therewith) of $15,000,000 pursuant to Section 5 (inclusive of the prior redemptions as contemplated by Section 4.1) with the written approval of the Board, in its sole discretion, each outstanding share of Series A-3 Preferred Stock shall be converted into one (1) fully paid and nonassessable share of Series A-1 Preferred Stock, subject to any adjustments necessary to take into account prior to any stock split, combination of shares, reorganization, or reclassification with respect to the Series A-1 Preferred Stock without a corresponding and equivalent stock split, combination of shares, reorganization, or reclassification with respect to the Series A-3 Preferred Stock.

4.3 No Other Conversion Rights. Except as set forth above, the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall not be convertible into, or exchangeable for, shares of any other class or classes of the Corporation’s capital stock.

4.4. Procedural Requirements. All holders of record of shares of Series A-2 Preferred Stock or Series A-3 Preferred Stock, as the case may be, shall be sent written notice of the conversion of all such shares of Series A-2 Preferred Stock or Series A-3 Preferred Stock, as applicable, pursuant to this Section 4. Such notice need not be sent in advance of the conversion. Upon receipt of such notice, each holder of shares of Series A-2 Preferred Stock or Series A-3 Preferred Stock, as the case may be, in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation and its transfer agent to indemnify the Corporation and its transfer agent against any claim that may be made against the Corporation or its transfer agent on account of the alleged loss, theft or destruction of such certificate) to the Corporation and its transfer agent at the place designated in such notice. If so required by the Corporation or its transfer agent, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation and its transfer agent, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the series of Preferred Stock converted pursuant to Subsections 4.1 or 4.2 will terminate at the time of conversion (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, or his, her or its nominee, to receive a certificate or certificates, or a notice of issuance of uncertificated shares, for the number of shares of Series A-1 Preferred Stock issuable on such conversion in accordance with the provisions hereof. Such converted Series A-2 Preferred Stock or Series A-3 Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series A-2 Preferred Stock or Series A-3 Preferred Stock accordingly.

4.5 Reservation of Stock. The Corporation shall at all times when the Series A-2 Preferred Stock and Series A-3 Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A-2 Preferred Stock and Series A-3 Preferred Stock, such number of its duly authorized shares of Series A-1 Preferred Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A-2 Preferred Stock and Series A-3 Preferred Stock; and if at any time the number of authorized but unissued shares of Series A-1 Preferred Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A-2 Preferred Stock and Series A-3 Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Series A-1 Preferred Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Certificate of Formation.

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5. Redemption.

5.1 Optional Redemption. Subject to any limitations set forth in the Corporation’s Credit Facility or Indenture, at any time and from time, to time to the extent it may lawfully do so, the Corporation shall have the right at its option to redeem all or less than all of the outstanding shares of Preferred Stock at a per share redemption price (the “Redemption Price”) equal to the Stated Value per share together with all accrued but unpaid dividends thereon.

5.2 Mandatory Redemption. Subject to any limitations set forth in the Corporation’s Credit Facility or Indenture, as soon as practicable following the filing date of this Certificate of Formation, and within fifteen (15) days following each March 31, June 30, September 30 and December 31 thereafter prior to a Deemed Liquidation Event (each, a “Redemption Date”), to the extent it may lawfully do so, the Corporation shall redeem a number of shares of Preferred Stock equal to (a) (i) prior to the redemption of $10,000,000 in the aggregate of Preferred Stock, the amount of Excess Net Cash (as defined in the Indenture) as of March 31, June 30, September 30 or December 31, as applicable, immediately prior to the Redemption Date, and (ii) thereafter, the lesser of (A) the amount of Excess Net Cash (as defined in the Indenture) as of the March 31, June 30, September 30 or December 31, as applicable, immediately prior to the Redemption Date, and (B) the amount of Excess Cash Flow (as defined in the Indenture) generated during the calendar quarter ending as of the March 31, June 30, September 30 or December 31, as applicable, immediately prior to the Redemption Date, divided by (b) the Redemption Price, until all shares of Series A-1 Preferred Stock and, if determined by the Corporation’s Board in its sole discretion, Series A-3 Preferred Stock, have been redeemed.

5.3 Priority of Redemptions. The Corporation shall redeem shares of Series A-1 Preferred Stock and Series A-3 Preferred Stock pursuant to this Section 5 in the following order:

(a) first, the Corporation shall redeem shares of Series A-1 Preferred Stock, pro rata from the holders thereof based on the number of shares of Series A-1 Preferred Stock held by them, until the Corporation has redeemed all shares of Series A-1 Preferred Stock; and

(b) second, if determined by the Corporation’s Board in its sole discretion, the Corporation shall redeem shares of Series A-3 Preferred Stock, pro rata from the holders thereof based on the number of shares of Series A-3 Preferred Stock held by them, until the Corporation has redeemed all shares of Series A-3 Preferred Stock.

5.4 Redemption Notice. The Corporation shall send written notice of any redemption pursuant to this Section 5 (each, a “Redemption Notice”) to each holder of record of shares of Preferred Stock to be redeemed not less than seven (7) days prior to each Redemption Date. Each Redemption Notice shall state:

(a) with respect to redemptions made pursuant to Subsection 5.2, the Corporation’s Excess Net Cash and Excess Cash Flow, as of the date of determination;

(b) the aggregate number of shares of Preferred Stock to be redeemed on the applicable Redemption Date and the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date;

(c) the Redemption Date and the aggregate Redemption Price to be paid to the holder; and

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(d) for holders of shares in certificated form, that the holder is to surrender to the Corporation or its transfer agent, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. In the event fewer than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

5.5 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation and its transfer agent to indemnify the Corporation and its transfer agent against any claim that may be made against the Corporation or its transfer agent on account of the alleged loss, theft or destruction of such certificate) to the Corporation or its transfer agent, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event fewer than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

5.6 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

5.7 Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock or any series thereof set forth herein may be waived on behalf of all holders of Preferred Stock or any series thereof by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock or such series then outstanding.

7. Notices. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the TBOC, and shall be deemed sent upon such mailing or electronic transmission.

8. Business Day. If any payment required to be made by the Corporation falls on a day other than a business day, such payment shall be due and payable on the next succeeding business day.

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ARTICLE FIVE

5.1 Bylaws. Subject to Article IV, Subsection 3.2(e) and the Shareholders Agreement, the Board shall have the power to adopt, alter, amend, change or repeal the Bylaws. Subject to Article IV, Subsection 3.2(e) and the Shareholders Agreement, the shareholders may adopt, amend or repeal the Bylaws only with the affirmative vote of the holders of not less than a majority of the issued and outstanding shares entitled to vote thereon, voting together as a single class.

5.2 Advance Notice. Advance notice of shareholder nominations for the election of directors of the Corporation and of business to be brought by shareholders before any meeting of shareholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE SIX

6.1 Annual Meetings. An annual meeting of shareholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time that is stated in or set in accordance with the Corporation’s Bylaws. Advance notice of shareholder nominations for the election of directors of the Corporation and of business to be brought by shareholders before any meeting of shareholders of the Corporation will be given in the manner provided in the Bylaws.

6.2 Special Meetings. Special meetings of the shareholders may be called only by (i) the Board acting pursuant to a resolution adopted by a majority of the Board (ii) by the Chairman, Chief Executive Officer or President of the Corporation or (iii) the holders of at least 50% of the Common Stock. Any business transacted at any special meeting of shareholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

6.3 Action by Written Consent. Any action required or permitted to be taken by shareholders at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than a majority of the shares entitled to vote, or, if greater, not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; provided, that from and after the closing of a Qualified Offering, any action required or permitted to be taken by the shareholders of the Corporation may be effected only at a duly called annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing by such shareholders.

ARTICLE SEVEN

7.1 Limitation of Liability. To the fullest extent permitted by the TBOC, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the TBOC is hereafter amended to authorize the further elimination or limitation of the liabilities of a director, then the liability of a director of the Corporation will be eliminated or limited to the fullest extent permitted by the TBOC, as so amended.

7.2 Indemnification. The Corporation shall have the power to indemnify to the fullest extent permitted by the TBOC any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, any predecessor of the Corporation or any subsidiary or affiliate of the Corporation, or serves or served as a director, officer, partner, venturer,

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proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, at the request of the Corporation, any predecessor to the Corporation or any subsidiary or any affiliate of the Corporation. The Corporation shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, at the request of the Corporation, any predecessor to the Corporation or any subsidiary or any affiliate of the Corporation as and to the extent (and on the terms and subject to the conditions) set forth in the Bylaws or in any contract of indemnification entered into by the Corporation and any such person.

7.3 Insurance. The Corporation shall have power to purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any expense, liability or loss asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the TBOC.

7.4 Non-Exclusivity. The rights and authority conferred in this Article VII shall not be exclusive of any other right which any person may otherwise have or hereafter acquire and shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.5 Vested Rights. Neither the repeal nor modification of this Article VII, Certificate of Formation, the Bylaws, nor, to the fullest extent permitted by the TBOC, any applicable law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act, omission, transaction or fact that occurred prior to the time of such repeal or modification (regardless of when any proceeding (or part thereof) relating to such event, act, omission, transaction or fact arises or is first threatened, commenced or completed).

ARTICLE EIGHT

8.1 Change in Vote Required. Except as provided in this Third Amended and Restated Certificate of Formation, pursuant to Section 21.365 of the TBOC, any action of the Corporation which, under the provisions of the TBOC or any other applicable law, is required to be authorized or approved by the holders of any specified fraction which is in excess of one-half or any specified percentage which is in excess of fifty percent of the outstanding shares (or of any class or series thereof) of the Corporation shall, notwithstanding any law, be deemed effectively and properly authorized or approved if authorized or approved by the vote of the holders of more than fifty percent of the outstanding shares entitled to vote thereon (or, if the holders of any class or series of the Corporation’s shares shall be entitled by the TBOC or any other applicable law to vote thereon separately as a class, by the vote of the holders of more than fifty percent of the outstanding shares of each such class or series). Without limiting the generality of the foregoing, the foregoing provisions of this Article VIII shall be applicable to any required shareholder authorization or approval of: (a) any amendment to this Certificate of Formation; (b) any plan of merger, share exchange, or reorganization involving the Corporation; (c) any sale, lease, exchange, or other disposition of all, or substantially all, the property and assets of the Corporation; and

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(d) any voluntary dissolution of the Corporation. Notwithstanding anything to the contrary contained in this Certificate of Formation or the Bylaws, and notwithstanding that a lesser percentage or vote may be permitted from time to time by the TBOC, from and after the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1 (or successor form) under the Securities Act of 1933, as amended, covering the sale of Common Stock with aggregate gross proceeds to the Corporation (prior to underwriters’ commissions and expenses) of not less than $50,000,000 (a “Qualified Offering”), no provision of this Certificate of Formation may be altered, amended, changed or repealed in any respect, nor may any provision of this Certificate of Formation or of the Bylaws inconsistent therewith be adopted, unless in addition to any other vote required by this Certificate of Formation or otherwise required by the TBOC, such alteration, amendment, repeal or adoption is approved at a meeting of the shareholders called for that purpose by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares of capital stock entitled to vote thereon, voting together as a single class.

8.2 No Additional Voting Rights. Nothing contained in this Article VIII is intended to require shareholder authorization or approval of any action of the Corporation whatsoever unless such approval is specifically required by the other provisions of this Third Amended and Restated Certificate of Formation, the Bylaws of the Corporation, or by the TBOC or other applicable law.

ARTICLE NINE

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation arising pursuant to any provision of the TBOC or this Certificate of Formation or Bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation governed by the internal affairs doctrine shall be the state and federal courts located in Dallas County, Texas. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.

ARTICLE TEN

No holder of any shares of capital stock of the Corporation, whether now or hereafter authorized, shall, as such holder, have any preemptive or preferential right to receive, purchase, or subscribe to (i) any unissued or treasury shares of any class of stock (whether now or hereafter authorized) of the Corporation, (ii) any obligations, evidences of indebtedness, or other securities of the Corporation convertible into or exchangeable for, or carrying or accompanied by any rights to receive, purchase, or subscribe to, any such unissued or treasury shares, (iii) any right of subscription to, any right to receive, or any warrant or option for the purchase of, any of the foregoing securities, or (iv) any other securities that may be issued or sold by the Corporation, in each case except for such rights as are explicitly provided by contract, including the Shareholders Agreement.

ARTICLE ELEVEN

No person entitled to vote at an election for directors may cumulate votes to which such person is entitled.

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ARTICLE TWELVE

Except as otherwise set forth herein, for purposes of this Certificate of Formation, the following terms shall have the meanings indicated:

(a) “affiliate” shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b) “business day” shall mean any day other than a Saturday, Sunday or other day on which banks are required or permitted to close in the State of Texas.

(c) “control,” including the terms “controlling,” “controlled by” and “under common control with,” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(d) “group” shall be determined in accordance with Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder.

(e) “person” shall mean an individual, any general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint-stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

(f) “Principal” means any member of the Goodman family who is, directly or indirectly, a shareholder of the Corporation.

(g) “Related Parties” means: (i) any controlling stockholder, at least 51% owned (and controlled) subsidiary, or in the case of any individual, any immediate family member or descendant of any Principal and the heirs, executors and administrators and beneficiaries of the estate of such Principal or any such family member, or (ii) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or persons beneficially holding at least a 51% (and controlling) interest of which consists of any one or more Principals and/or such other persons referred to in the immediately preceding clause (i).

(h) “stock” shall mean, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(i) “Voting Stock” of any specified person as of any date means the capital stock or other equity interests of such person that is at the time entitled to vote in the election of the board of directors or other similar governing authority of such person.

ARTICLE THIRTEEN

The number of directors presently constituting the Board is 5, and the names of the persons who are serving presently are directors of the Corporation are as follows:

Name	Mailing Address

John A. Goodman	2801 Network Blvd., Ste. 300 Frisco, Texas 75034

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Jason A. Goodman	2801 Network Blvd., Ste. 300 Frisco, Texas 75034

Sherman K. Edmiston III	2801 Network Blvd., Ste. 300 Frisco, Texas 75034

Rocco Romanella	2801 Network Blvd., Ste. 300 Frisco, Texas 75034

[•]	2801 Network Blvd., Ste. 300 Frisco, Texas 75034

Each director shall have one (1) vote on any matter submitted to the Board, provided, however, that in the event there shall be a vacancy with respect to one (1) of the two (2) directors to be appointed pursuant to Section 4.20 of the Indenture (each a “Noteholder Director” and together the “Noteholder Directors”), the then-serving Noteholder Director shall have two (2) votes on any matter submitted to the Board until the election of a Noteholder Director to the Board to fill the Noteholder Director vacancy; provided that such then-serving Noteholder Director shall only have one (1) vote if the holders of promissory notes subject to the Indenture have failed to submit any nominee for the Noteholder Director vacancy by the Nomination Deadline (as defined in the Indenture) or to vote any promissory notes subject to the Indenture for any nominee for the Noteholder Director vacancy by the Voting Deadline (as defined in the Indenture), all in accordance with the terms of the Indenture. Each director serving on a committee shall have one (1) vote on any matter submitted to such committee.

* * *

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Exhibit E

Bylaws of Reorganized Goodman

THIRD AMENDED AND RESTATED BYLAWS

OF

GOODMAN NETWORKS INCORPORATED

ARTICLE I

OFFICES

Section 1.01. Registered Office. The address of the registered office of Goodman Networks Incorporated (the “Corporation”) in the State of Texas is as determined by the Board of Directors from time to time.

Section 1.02. Other Offices. The Corporation may also have offices at such other places both within and without the State of Texas as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. Books. The books of the Corporation may be kept within or without the State of Texas as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 2.01. Time and Place of Meetings. All meetings of shareholders shall be held at such place, either within or without the State of Texas, on such date and at such time as may be determined from time to time by the Chairman of the Board of Directors (or the Board of Directors in the absence of a designation by the Chairman of the Board of Directors).

Section 2.02. Annual Meetings. An annual meeting of shareholders shall be held for the election of directors, as applicable, and to transact such other business as may properly be brought before the meeting.

Section 2.03. Special Meetings. A special meeting of shareholders may be called as specified in the Corporation’s Certificate of Formation.

Section 2.04. Conduct at Meetings. The Chairman of the Board of Directors (or in the absence or disability of the Chairman of the Board of Directors, the Chief Executive Officer) of the Corporation shall act as chairman of any meetings of shareholders. The Secretary or Assistant Secretary of the Corporation shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting. The Board of Directors may adopt such rules and regulations for the conduct of the meeting of shareholders as it shall deem appropriate. Unless otherwise determined by the Board of Directors prior to the meeting, the chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, convening the meeting and adjourning the meeting (whether or not a quorum is present), announcing the date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote, imposing restrictions on the persons (other than shareholders of record of the Corporation or their duly appointed proxies) who may attend any such meeting, establishing procedures for the dismissal of business not properly presented, maintaining order at the meeting and safety of those present, restricting entry to the meeting after the time fixed for commencement thereof and limiting the circumstances in which any person may make a statement or ask questions at any meeting of shareholders.

Section 2.05. Notice of Meetings and Adjourned Meetings; Waivers of Notice.

(a) Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by the Texas Business Organizations Code of the State of Texas as the same now exists or may hereafter be amended (the “TBOC”), such notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder of record entitled to vote at such meeting. The Board of Directors or the chairman of the meeting may adjourn the meeting to another time or place (whether or not a quorum is present), and notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and voting at such meeting, are announced at the meeting at which such adjournment is made. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 2.06. Quorum. Unless otherwise provided under the Corporation’s Certificate of Formation or these Bylaws and subject to the TBOC, the presence, in person or by proxy, of the holders of a majority of the outstanding common stock of the Corporation entitled to vote at a meeting of shareholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the chairman of the meeting or a majority in voting interest of the shareholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted that might have been transacted at the meeting as originally notified.

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Section 2.07. Voting.

(a) Unless otherwise provided by the TBOC or the Certificate of Formation, each shareholder shall be entitled to one (1) vote for each outstanding share of common stock of the Corporation held by such shareholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by the TBOC, the Certificate of Formation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Subject to the terms of the Shareholders Agreement (defined below) and that certain Indenture, by and among the Corporation, UMB Bank, National Association, as trustee, and U.S. Bank National Association, as collateral agent (the “Indenture”), directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

(b) Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such shareholder by proxy, appointed by an instrument in writing, subscribed by such shareholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such shareholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after eleven (11) months from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter and votes by a broker that have not been directed by the beneficial owner will be counted for purposes of determining a quorum but not for purposes of determining the number of votes cast.

Section 2.08. Permitted Actions by Written Consent. To the extent permitted by the Certificate of Formation, any action to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than a majority of the shares entitled to vote, or, if greater, not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the state of Texas, its principal place of business or an officer or an agent of the Corporation having custody of the book or books in which proceedings of meetings of shareholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested; provided, that no consent or consents delivered by certified or registered mail shall be deemed delivered until such consent or consents are actually received at the registered office. Every written consent shall bear the date of signature of each shareholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section 2.08, written consents signed by a sufficient number of holders to take action are

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delivered to the Corporation. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those shareholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation. Any action taken pursuant to such written consent or consents of the shareholders shall have the same force and effect as if taken by the shareholders at a meeting thereof.

Section 2.09. Organization. At each meeting of shareholders, the Chairman of the Board of Directors, if one shall have been elected, or in the Chairman’s absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary’s absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.10. Order of Business. The order of business at all meetings of shareholders shall be as determined by the chairman of the meeting.

Section 2.11. Voting Lists. The officer or agent having charge of the transfer book for stock of the Corporation shall make, at least ten (10) days before such meeting, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares of stock held by each, available for inspection by any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at the Corporation’s principal executive offices or at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the entire meeting, and may be inspected by any shareholder who is present at the meeting. The original stock transfer books (or any duplicates thereof maintained by the Corporation) shall be the only evidence of the identity of the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

Section 2.12. Advance Notice of Shareholder Nominations and Proposals.

(a) Timely Notice. Subject to the provisions set forth in the Sixth Amended and Restated Shareholders’ Agreement, dated May 31, 2017, by and among the Company and the shareholders named therein or bound thereby (as the same may be amended and/or restated from time to time, the “Shareholders Agreement”), at an annual meeting of the shareholders, only such nominations of persons for the election to the Board of Directors shall be considered and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors or (iii) otherwise properly brought before an annual meeting by a shareholder (A) who is a shareholder of record of the Corporation (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed or such nomination or nominations are made, only if such beneficial owner is the beneficial owner of shares of the Corporation) both at the time such notice of meeting is delivered and on the record date for the determination of shareholders entitled to vote at the annual meeting of shareholders, (B) who is entitled to vote at

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the meeting and (C) who complies with the notice procedures set forth in this Section 2.12. In addition, any proposal of business (other than the nomination of persons for election to the Board of Directors) must be a proper matter for shareholder action. For nominations or other business to be properly brought before an annual meeting by a shareholder, the shareholder or shareholders of record intending to propose the business (the “Proposing Shareholder”) must have given timely notice thereof pursuant to this Section 2.12(a) or Section 2.12(c) below, as applicable, in writing to the Secretary of the Corporation. To be timely, a Proposing Shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation: (x) not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred and twentieth (120th) day in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than thirty (30) days in advance of the anniversary of the previous year’s annual meeting or not later than seventy (70) days after the anniversary of the previous year’s annual meeting; and (y) with respect to any other annual meeting of shareholders, not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the close of business on the tenth (10th) day following the date of Public Disclosure of the date of such meeting. In no event shall an adjournment, deferral or postponement of an annual meeting or Public Disclosure thereof commence a new notice time period (or extend any notice time period) for the giving of a shareholder’s notice as described above. For purposes of this Section 2.12(a), “Public Disclosure” shall mean a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, or, at any time at which the Corporation is not filing reports pursuant to Section 13 or 15(d) of the Exchange Act, on the investor relations website of the Corporation or such other website on which the Corporation makes information available to shareholders.

(b) Shareholder Nominations. Subject to the terms of the Shareholders Agreement, for the nomination of any person or persons for election to the Board of Directors, a Proposing Shareholder’s notice to the Secretary of the Corporation shall set forth (i) the name, age, business address and residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of capital stock of the Corporation which are owned of record and beneficially by each such nominee (if any), (iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act, (v) a description of all direct and indirect compensation and other material agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among the Proposing Shareholder or beneficial owner or any of their affiliates or associates, or others acting in concert therewith, on the one hand, and each proposed nominee and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the shareholder making the nomination and any beneficial owner on whose behalf the nomination is made, or any affiliate or associate thereof or person acting in concert

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therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant, (vi) a completed and signed questionnaire regarding the background and qualification of such person to serve as a director, a copy of which may be obtained upon request to the Secretary, (vii) the consent of the nominee to being named in the proxy statement as a nominee and to serving as a director if elected, and (viii) as to the Proposing Shareholder: (A) the name and address of the Proposing Shareholder as they appear on the Corporation’s books and of the beneficial owner, if any, on whose behalf the nomination is being made, (B) the class or series and number of shares of the Corporation’s capital stock which are directly or indirectly owned by the Proposing Shareholder (beneficially and of record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the Proposing Shareholder’s notice, and a representation that the Proposing Shareholder will notify the Corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (C) a description of any agreement, arrangement or understanding with respect to such nomination between or among the Proposing Shareholder and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proposing Shareholder will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (D) the class or series, if any, and number of options, warrants, puts, calls, convertible securities, stock appreciation rights, or similar rights, obligations or commitments with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares or other securities of the Corporation or with a value derived in whole or in part from the value of any class or series of shares or other securities of the Corporation, whether or not such instrument, right, obligation or commitment shall be subject to settlement in the underlying class or series of shares or other securities of the Corporation (each a “Derivative Security”), which are, directly or indirectly, beneficially owned by the Proposing Shareholder or beneficial owner or any of their affiliates or associates, (E) any agreement, arrangement, understanding, or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by the Proposing Shareholder or beneficial owner or any of their affiliates or associates, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of capital stock or other securities of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such shareholder or beneficial owner or any affiliate or associate of the Proposing Shareholder or beneficial owner with respect to any class or series of capital stock or other securities of the Corporation, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of any class or series or capital stock or other securities of the Corporation, (F) a description of any other direct or indirect opportunity to profit or share in any profit (including any performance-based fees) derived from any increase or decrease in the value of shares or other securities of the Corporation, (G) any proxy, contract, arrangement, understanding or relationship pursuant to which the Proposing Shareholder or beneficial owner or any of their affiliates or associates has a right to vote any shares or other securities of the Corporation, (H) any rights to dividends on the shares of the Corporation owned beneficially by the Proposing Shareholder or such beneficial owner or any of their affiliates or associates that are separated or separable from the underlying shares of the Corporation, (I) any proportionate

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interest in shares of the Corporation or Derivative Securities held directly or indirectly, by a general or limited partnership in which the Proposing Shareholder or beneficial owner or any of their affiliates or associates is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, if any, (J) a description of all agreements, arrangements, and understandings between the Proposing Shareholder or beneficial owner or any of their affiliates or associates and any other person(s) (including their name(s)) in connection with or related to the ownership or voting of capital stock of the Corporation or Derivative Securities, (K) a representation that the Proposing Shareholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and (L) a representation as to whether the Proposing Shareholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from shareholders in support of the nomination. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such nominee.

(c) Other Shareholder Proposals. For all business other than director nominations, a Proposing Shareholder’s notice to the Secretary of the Corporation shall set forth as to each matter the Proposing Shareholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) any other information relating to such shareholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (iii) the information required by Section 2.12(b) above.

(d) Proxy Rules. Notwithstanding the foregoing provisions of this Section 2.12, at any time in which the Corporation is required to file reports under Section 13 of the Exchange Act, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.12. Nothing in this section shall be deemed to (i) affect any rights of shareholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor rule thereto), (ii) confer upon any shareholder a right to have a nominee or any proposed business included in the Corporation’s proxy statement, or (iii) affect any rights of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Formation.

(e) Special Meetings of Shareholders. Except as set forth in the Shareholders Agreement, only such business shall be conducted at a special meeting of shareholders as is a proper matter for shareholder action under the TBOC and as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board of

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Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any shareholder of the Corporation who (A) is a shareholder of record of the Corporation (and, with respect to any beneficial owner, if different, on whose behalf such nomination or nominations are made, only if such beneficial owner is the beneficial owner of shares of the Corporation) both at the time the notice provided for in this Section 2.12 is delivered to the Secretary of the Corporation and upon the record date for the determination of shareholders entitled to vote at the meeting, (B) who is entitled to vote at the meeting and upon such election and (C) who complies with the notice procedures set forth in this Section 2.12. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the shareholder’s notice required by this Section 2.12 shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day prior to such special meeting and not earlier than the close of business on the later of the one hundred and twentieth (120th) day prior to such special meeting or the tenth (10th) day following the date of Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period) for the giving of a shareholder’s notice as described above.

(f) Effect of Noncompliance. Notwithstanding anything in these Bylaws to the contrary but subject to the terms of the Shareholders Agreement: (i) no nominations shall be made or business shall be conducted at any annual or special meeting except in accordance with the procedures set forth in this Section 2.12, and (ii) unless otherwise required by law, if a Proposing Shareholder intending to propose business or make nominations at an annual or special meeting pursuant to this Section 2.12 does not provide the information required under this Section 2.12 to the Corporation promptly following the later of the record date or the date notice of the record date is first publicly disclosed, or the Proposing Shareholder (or a qualified representative of the Proposing Shareholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation. The requirements of this Section 2.12 shall apply to any business or nominations to be brought before an annual or special meeting by a shareholder whether such business or nominations are to be included in the Corporation’s proxy statement pursuant to Rule 14a-8 of the Exchange Act or presented to shareholders by means of an independently financed proxy solicitation. The requirements of the Section 2.12 are included to provide the Corporation notice of a shareholder’s intention to bring business or nominations before an annual or special meeting and shall in no event be construed as imposing upon any shareholder the requirement to seek approval from the Corporation as a condition precedent to bringing any such business or make such nominations before an annual meeting.

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ARTICLE III

DIRECTORS

Section 3.01. General Powers. Except as otherwise provided by the TBOC or the Certificate of Formation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. Number, Election and Term of Office. The number of directors which shall constitute the initial Board of Directors shall be five (5). Thereafter, the number of directors shall be established from time to time by resolution of the Board of Directors, subject to and in compliance with the provisions of the Shareholders Agreement and the Certificate of Formation or, after the termination of the Shareholders Agreement and the amendment as applicable of the Certificate of Formation, by resolution of the Board of Directors. For so long as the Shareholders Agreement is in effect, Directors shall be elected in accordance with the provisions of the Shareholders Agreement. After the Shareholders Agreement is in no longer effect, at least two (2) directors shall be non-employee directors. If a non-employee director resigns from the Board of Directors and the number of non-employee directors then serving on the Board of Directors is less than two (2), it shall not invalidate the directorship of any currently serving director. Each director shall serve for a term ending on the date of the annual meeting of shareholders next following the date on which such director was elected. Notwithstanding the foregoing, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal as provided by the Shareholders Agreement. Directors need not be shareholders. This Section 3.02 may not be altered, amended or repealed without the consent of two-thirds of the total voting power of the issued and outstanding common stock.

Section 3.03. Quorum and Manner of Acting. Unless the Certificate of Formation or these Bylaws require a greater number, directors holding the voting power of a majority of the Whole Board or, if greater, one-third of the number of directors constituting the Whole Board, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors and, except as otherwise expressly required by the TBOC or by the Certificate of Formation or these Bylaws, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present. For purposes of these Bylaws, the term “Whole Board” shall mean the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships.

Section 3.04. Time and Place of Meetings. The Board of Directors shall hold its meetings at such place, either within or without the State of Texas, and at such time between the hours of 9:00 a.m. and 6:00 p.m., Central time, on business days only, as may be determined from time to time by the Board of Directors (or the Chairman of the Board of Directors in the absence of a determination by the Board of Directors).

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Section 3.05. Annual Meeting. The Board of Directors shall meet for the election of officers and the transaction of other business, as soon as practicable after each annual meeting of shareholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Texas, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. Regular Meetings. Following approval of the schedule at a prior Board meeting, regular meetings of the Board of Directors may be held without notice being given at such time and at such place as shall from time to time be determined by the Chairman of the Board of Directors, or in his absence or disability, the Board of Directors.

Section 3.07. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or by the Chief Executive Officer and shall be called by the Chairman of the Board of Directors or by the Chief Executive Officer on the written request of a majority of the Whole Board. Notice of special meetings of the Board of Directors shall be given to each director at least forty-eight (48) hours before the time and date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members, if present, at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the shareholders, any action or matter expressly required by the TBOC to be submitted to the shareholders for approval, or (b) adopting, amending or repealing the Bylaws of the Corporation. Notwithstanding the preceding sentence, for so long as the Shareholders Agreement is in effect, unless unanimously approved by the Board of Directors, each committee shall have only advisory powers and shall provide recommendations to the Board of Directors for consideration. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors.

Section 3.09. Committee Rules. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. In the event that a member is absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

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Section 3.10. Action by Consent. Unless otherwise restricted by the Certificate of Formation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.11. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board of Directors, shall be entitled to participate in each meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.12. Resignation. Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.13. Vacancies. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall be filled as provided in the Shareholders Agreement; provided, that at such time as the Shareholders Agreement is no longer in effect, such vacancies may be filled by (a) the affirmative vote of the holders of not less than a majority of the total voting power of all issued and outstanding common stock, (b) a majority of the directors then in office (although less than a quorum) or (c) the sole remaining director. Each director so elected shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been chosen expires or until such director’s successor shall have been duly elected and qualified. If there are no directors in office, then an election of directors may be held in accordance with the TBOC. Unless otherwise provided in the Certificate of Formation and subject to the terms of the Shareholders Agreement, when one or more directors shall resign from the Board effective at a future date, a majority of the directors then in office, shall have the power to fill such vacancy or vacancies and each director so chosen shall hold office as provided in the filling of the other vacancies. During a period between two successive annual meetings of shareholders, the Board of Directors may not fill more than two vacancies created by an increase in the number of directors.

Section 3.14. Removal. Subject to the terms of the Shareholders Agreement, a director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of not less than a majority of the total voting power the issued and outstanding common stock.

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Section 3.15. Compensation. Unless otherwise restricted by the Certificate of Formation or these Bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE IV

OFFICERS

Section 4.01. Principal Officers. The principal officers of the Corporation shall be an Executive Chairman, a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Operating Officer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of shareholders and directors in a book kept for that purpose. The Executive Chairman, Chief Executive Officer, President and Secretary of the Corporation shall be elected by the Board of Directors. All other officers of the Corporation may be appointed by the Executive Chairman (if the Chairman of the Board of Directors has been designated Executive Chairman), or in his absence or disability or if the Chairman of the Board of Directors has not been designated Executive Chairman, the Chief Executive Officer or, in his absence or disability, the President. Each officer shall serve until his or her successor is elected and qualifies or until his or her death, or his or her resignation or removal in the manner hereinafter provided. The Corporation may also have such other principal officers as the Board of Directors may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of such offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

(a) Executive Chairman. The Board of Directors may, by resolution adopted by an affirmative majority of the Board of Directors, designate the Chairman of the Board of Directors as the Executive Chairman and an officer of the Corporation. The Executive Chairman and his duties shall be subject to the control of the Board of Directors. The Executive Chairman (if any) shall (i) be responsible for advising and counseling the Chief Executive Officer in areas such as corporate and strategic planning and policy, mergers and acquisitions, corporate objectives, annual financial budgets, capital expenditures, evaluating and hiring employees, communicating with investment bankers, lenders or other financial sponsors and other areas as requested by the Board of Directors, (ii) if present, preside over all meetings of the Board of Directors and of the shareholders, (iii) have the power to sign and execute all deeds, mortgages, bonds, certificates, contracts and other instruments and obligations of the Corporation which may be authorized by the Board of Directors, (iv) have and perform such other powers and duties as may be prescribed by the Board of Directors or these Bylaws and (v) serve at the pleasure of the Board of Directors. During the time of any vacancy in the office of Chief Executive Officer or President, or in the event of the absence or disability of the Chief Executive Officer and President, the Executive Chairman (if any) shall have the duties and powers of the Chief Executive Officer unless otherwise determined by the Board of Directors.

(b) Chief Executive Officer. The Chief Executive Officer shall be responsible for the general supervision of the affairs of the Corporation and have general management and control of the business and property of the Corporation in the ordinary course of its business. The Chief Executive Officer and his duties shall be subject to the control of the Board of Directors. The Chief Executive Officer shall have the power to sign and execute all deeds, mortgages, bonds,

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certificates, contracts and other instruments and obligations of the Corporation which may be authorized by the Board of Directors, except in cases where the signing and execution thereof shall be expressly designated by the Board of Directors or by these Bylaws to some other officer, official or agent of the Corporation or shall be required by law to be otherwise executed. The Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer and such other duties as are properly required of him by the Bylaws and the Board of Directors. During the absence or disability of the Chairman of the Board of Directors or the President, the Chief Executive Officer shall exercise all the powers and discharge all the duties of the Chairman of the Board of Directors (including duties as Executive Chairman, as applicable) or the President, respectively. As between the Corporation and third parties, any action taken by the Chief Executive Officer in the performance of the duties of the Chairman of the Board of Directors or the President shall be conclusive evidence that the Chairman of the Board of Directors, or the President, respectively, is absent or unable to act.

(c) President. The President shall possess the same power as the Chief Executive Officer to sign and execute all deeds, mortgages, bonds, certificates, contracts and other instruments and obligations of the Corporation which may be authorized by the Board of Directors, except in cases where the signing and execution thereof shall be expressly designated by the Board of Directors or by these Bylaws to some other officer, official or agent of the Corporation or shall be required by law to be otherwise executed. The President shall perform such duties as may from time to time be assigned to him by the Board of Directors and the Chief Executive Officer. In the event of the absence or disability of the Chief Executive Officer, and at the request of the Board of Directors, the President shall perform all of the duties of the Chief Executive Officer, and when so acting he shall have all of the powers of and be subject to the restrictions upon the Chief Executive Officer. As between the Corporation and third parties, any action taken by the President in the performance of the duties of the Chief Executive Officer shall be conclusive evidence that the Chief Executive Officer is absent or unable to act.

(d) Chief Financial Officer. The Chief Financial Officer shall have general financial supervision, management, direction and control of the business and affairs of the Corporation and shall see that all financial orders and resolutions of the Board of Directors are carried into effect. The Chief Financial Officer shall be authorized to execute promissory notes, bonds, mortgages, leases and other contracts, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The Chief Financial Officer shall have the general financial powers and duties of management usually vested in the office of Chief Financial Officer of a corporation and shall perform such other duties and possess such other authority and powers as the Board of Directors or Chief Executive Officer may from time to time prescribe.

(e) Chief Operating Officer. The Chief Operating Officer shall perform such duties as are customary for a Chief Operating Officer to perform, including the powers to sign and execute all deeds, mortgages, bonds, certificates, contracts and other instruments and obligations of the Corporation, except in cases where the signing and execution thereof shall be expressly designated by the Board of Directors or by these Bylaws to some other officer, official or agent of the Corporation or shall be required by law to be otherwise executed, and shall perform such

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other duties as from time to time may be assigned to him or her by the Board of Directors, the Chief Executive Officer or the President. In the event of the absence or disability of the Chief Executive Officer and the President, the Chief Operating Officer shall perform all of the duties of the President, and when so acting he shall have all of the powers of, and be subject to, the restrictions upon the President. As between the Corporation and third parties, any action taken by the Chief Operating Officer in the performance of the duties of the President shall be conclusive evidence that each of the Chief Executive Officer and the President is absent or unable to act.

(f) Vice Presidents. Each Vice President shall have such powers and duties as may be prescribed by the Board of Directors or as may be delegated from time to time by the Chief Executive Officer or the President and (in the order as designated by the Board of Directors, or in the absence of such designation, as determined by the length of time each has held the office of Vice President continuously) shall exercise the powers of the Chief Operating Officer during that officer’s absence or inability to act. As between the Corporation and third parties, any action taken by a Vice President in the performance of the duties of the Chief Operating Officer shall be conclusive evidence of the absence or inability to act of the President at the time such action was taken.

(g) Treasurer. The Treasurer shall have custody of the Corporation’s funds and securities, shall keep full and accurate accounts of receipts and disbursements, and shall deposit all moneys and valuable effects in the name and to the credit of the Corporation in such depository or depositories as may be designated by the Board of Directors. The Treasurer shall audit all payrolls and vouchers of the Corporation, shall receive, audit, and consolidate all operating and financial statements of the Corporation and its various departments, shall supervise the accounting and auditing practices of the Corporation, and shall have charge of matters relating to taxation. Additionally, the treasurer shall have the power to endorse for deposit, collection, or otherwise all checks, drafts, notes, bills of exchange, and other commercial paper payable to the Corporation and to give proper receipts and discharges for all payments to the Corporation. The Treasurer shall perform such other duties as may be prescribed by the Board of Directors or as may be delegated from time to time by the Chief Executive Officer or the President.

(h) Secretary. The Secretary shall maintain minutes of all meetings of the Board of Directors, of any committee, and of the shareholders, or consents in lieu of such minutes, in the Corporation’s minute books, and shall cause notice of such meetings to be given when requested by any person authorized to call such meetings. The Secretary may sign with the Executive Chairman (if the Chairman of the Board of Directors has been designated Executive Chairman), the Chief Executive Officer and/or the President, in the name of the Corporation, all contracts of the Corporation and affix the seal of the Corporation thereto. The Secretary shall have charge of the certificate books, share transfer records, stock ledgers, and such other stock books and papers as the board of directors may direct, all of which shall at all reasonable times be open to inspection by any director at the office of the Corporation during business hours. The Secretary shall perform such other duties as may be prescribed by the Board of Directors or as may be delegated from time to time by the Chief Executive Officer or the President.

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Section 4.02. Appointment, Term of Office and Remuneration. The principal officers of the Corporation shall be appointed annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is appointed, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. Subordinate Officers. In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees or delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4.04. Removal. Any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors or by other principal officers upon whom such power of removal may have been conferred by the Board of Directors.

Section 4.05. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

Section 4.07. Compensation. Compensation of all executive officers shall be approved by the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a director of the Corporation; provided, that compensation of some or all executive officers may be determined by a committee established for that purpose if so authorized by the Board of Directors or as required by applicable law or any applicable rule or regulation, including any rule or regulation of any stock exchange upon which the Corporation’s securities are then listed for trading.

ARTICLE V

CAPITAL STOCK

Section 5.01. Certificates For Stock; Uncertificated Shares. Except as otherwise provided by the Board of Directors, all shares of the Corporation issued after May 31, 2017 shall be uncertificated; provided, that shares of the Corporation issued prior to such date shall be certificated shares until the respective certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Notwithstanding the first sentence of this Section 5.01, every holder

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of stock represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate for shares of stock signed by, or in the name of the Corporation by the Chairman of the Board of Directors or Vice Chairman of the Board of Directors, or the Chief Executive Officer, President or Vice President, and by the Chief Financial Officer, Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. Transfer of Shares. Subject to compliance with the Shareholders Agreement, shares of the stock of the Corporation may be transferred on the record of shareholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. Authority for Additional Rules Regarding Transfer. The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any shareholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

Section 5.04. Lost, Stolen or Destroyed Stock Certificates. The Corporation may issue a new stock certificate in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.05. Consideration for Shares. Subject to applicable law and the Certificate of Formation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board of Directors. The consideration may consist of any tangible or intangible property or benefit to the Corporation including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities. Shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there will have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

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ARTICLE VI

INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

Section 6.01. Indemnification. Each person who is or was a director or officer of the Corporation, or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, shall be indemnified by the Corporation to the fullest extent that a corporation is required or permitted to grant indemnification to such person under the TBOC as it exists on the date hereof and as it may be amended (but, in the case of any amendment to the TBOC, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than the TBOC permitted the Corporation to provide prior to such amendment). Reasonable expenses incurred by a director or officer of the Corporation who was, is or is threatened to be made a named defendant or respondent in a proceeding shall be paid or reimbursed by the Corporation, in advance of the final disposition of the proceeding and without any determination as to such person’s entitlement to indemnification, to the maximum extent permitted under the TBOC as it exists on the date hereof and as it may be amended (but, in the case of any amendment to the TBOC, only to the extent that such amendment permits the Corporation to provide broader advancement rights than the TBOC permitted the Corporation to provide prior to such amendment). Such advancement rights pertain to expenses incurred in connection with all proceedings for which indemnification is provided.

Section 6.02. Nonexclusive. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Formation, these Bylaws, or under any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding office, and shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.03. Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any expense, liability or loss asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the TBOC, the Certificate of Formation or this Article VI.

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Section 6.04. Other Indemnification. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same or lesser scope and effect as the foregoing indemnification of directors and officers.

Section 6.05. Repeal or Modification of Indemnification. All rights to indemnification and to the advancement of expenses under this Article VI shall be deemed to be a contract between the Corporation and each director, officer, employee, fiduciary or agent who serves or served in such capacity at any time while this Article VI is in effect. Any repeal or modification of this Article VI, these Bylaws, the Certificate of Formation or, to the fullest extent permitted by the TBOC, any applicable law shall not in any way diminish any rights or protections of any person granted pursuant hereto existing at, or arising out of or related to any event, act, omission, transaction or fact that occurred prior to the time of such repeal or modification (regardless of when any proceeding (or part thereof) relating to such event, act, omission, transaction or fact arises or is first threatened, commenced, or completed).

ARTICLE VII

GENERAL PROVISIONS

Section 7.01. Fixing the Record Date.

(a) In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing such record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, that the Board of Directors may in its discretion or as required by law fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) In order that the Corporation may determine the shareholders entitled to consent to corporate action in writing without a meeting, to the extent such action is permitted by the Certificate of Formation, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which

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the resolution fixing the record date is adopted by the Board of Directors. Any shareholder of record seeking to have the shareholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date upon which such a request is received, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Texas, its principal place of business, or any officer or agent of the Corporation having custody of the book in which proceedings of shareholders’ meeting are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

Section 7.02. Dividends. Subject to limitations contained in the TBOC and the Certificate of Formation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 7.03. Year. Except as otherwise determined by the Board of Directors, the fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 7.04. Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 7.05. Reliance upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director, committee member or officer reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 7.06. Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

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Section 7.07. Voting of Stock Owned by the Corporation. The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of shareholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 7.08. Amendments. Subject to the terms of the Shareholders Agreement, these Bylaws or any of them, may be altered, amended or repealed, or new Bylaws may be made, by the shareholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors. Unless a higher percentage is required by the Certificate of Formation as to any matter that is the subject of these Bylaws, all such amendments must be approved by the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, or by a majority of the Whole Board.

Section 7.09. Headings. Section or paragraph headings are inserted herein only for convenience of reference and shall not be considered in the construction of any provision hereof.

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Exhibit F

Shareholders Agreement

SIXTH AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

THIS SIXTH AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT (the “Agreement”), is made as of the 31st day of May, 2017, by and among Goodman Networks Incorporated, a Texas corporation (the “Corporation”), the holders of claims identified on Schedule A hereto, the individuals and entities who sign this Agreement below, and any other individual or entity that may become a party to this Agreement after the date hereof and pursuant to the terms hereof.

WHEREAS, the Corporation and certain of its common and preferred shareholders are parties to that certain Fifth Amended and Restated Shareholders’ Agreement, as amended, made as of June 23, 2011 (the “Fifth Amended and Restated Agreement”), by and among the Corporation and the shareholders set forth therein;

WHEREAS, the Corporation and the Shareholders are entering into this Agreement pursuant to the terms of the Debtors’ Amended Joint Prepackaged Chapter 11 Plan of Reorganization confirmed by the Findings of Fact, Conclusions of Law, and Order Approving the Debtors’ Disclosure Statement for, and Confirming, the Debtors’ Amended Joint Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code dated May 4, 2017 of the United States Bankruptcy Court for the Southern District of Texas in the chapter 11 case commenced by the Corporation and certain of its subsidiaries (the “Plan”) and wish to state herein their mutual agreements as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, the agreements set forth below, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

1. Definitions. The following terms used in this Agreement shall have the meaning set forth below:

“AAA” shall mean the American Arbitration Association.

“AAA Rules” shall mean the rules of the AAA governing commercial arbitration.

“Acceptance Notice(s)” shall have the meaning set forth in Section 3(b).

“Affiliate” shall mean, with respect to a specific Person, (i) any Person which directly or indirectly controls, is controlled by, or is under common control with, such specific Person. For purposes of this definition, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. Without limiting the foregoing, a Person shall be deemed to control another Person if it (i) has the contractual right to appoint, elect or cause the election of, a majority of the directors, managers or other managing authority, or (ii) beneficially owns, directly or indirectly, at least a majority of the outstanding equity securities or other ownership interests entitled to vote for the election of, or appoint, directors, managers or other managing authority.

“Affiliated Entity” shall mean any Entity which directly or indirectly controls, is controlled by, or is under common control with, another Entity. For purposes of this definition, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an Entity, whether through ownership of voting securities, by contract or otherwise. Without limiting the foregoing, an individual or Entity shall be deemed to control another Entity if it (i) has the contractual

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right to appoint, elect or cause the election of, a majority of the directors, managers or other managing authority, or (ii) beneficially owns, directly or indirectly, at least fifty percent (50%) of the outstanding equity securities or other ownership interests entitled to vote for the election of, or appoint, directors, managers or other managing authority.

“Agreement” shall mean this Agreement, together with any addenda and amendments made in the manner described in this Agreement from time to time.

“Allocation Notice” shall mean Notification of the allocation of the Remaining Termination Shares among the Non-Termination Common Shareholders electing to acquire the Remaining Termination Shares.

“AST” shall have the meaning set forth in Section 15.

“AT&T” shall mean AT&T Inc. or its subsidiaries.

“AT&T Nominee” shall have the meaning set forth in Section 13(d).

“Board” shall mean the Board of Directors of the Corporation.

“Business Day” shall mean any day other than a Saturday, Sunday and any day on which the Federal Reserve Bank of Dallas is closed.

“Buy-Sell Insurance Proceeds” shall mean the proceeds from any insurance policy, the purpose of which is to purchase shares of the deceased Shareholder, including, without limitation, buy-sell insurance policies and life insurance policies, payable to the MBE Group, directly or indirectly, upon the death of a Shareholder for such purposes.

“Commission” shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

“Common Shareholders” shall mean Shareholders only with regard to the Common Shares owned by such Shareholders.

“Common Shares” shall mean shares of Common Stock.

“Common Stock” shall mean the common stock, $0.0001 par value, of the Corporation and any common stock of the Corporation issued in connection with a recapitalization, reclassification, exchange or change in par value of the Corporation’s common stock.

“Common Stock Equivalent” shall mean the right to acquire, whether or not immediately exercisable, any Common Stock from the Corporation, whether evidenced by an option, warrant, convertible security or any other instrument, agreement or arrangement, but excluding pre-emptive rights.

“Competitor” shall mean a Person that is currently, or to the knowledge of the Board has taken reasonable steps to be, in the business of providing any of the following services: (i) onsite installation, upgrade or maintenance of satellite television systems, digital cable television, high speed internet, video surveillance, home security, home and business Internet of Things solutions, commercial audio/video solutions, digital media solutions, or related activities; (ii) outside plant engineering or design, engineering, construction, installation, deployment, or maintenance of wireless, small cell, DAS or wireline networks; and (iii) any material line of business into which the Corporation or its Subsidiaries

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enter as determined by the Board of Directors in good faith; provided, however, that Genesis Networks Enterprises, LLC and its Affiliated Entities shall not be deemed to be a Competitor (at which time this definition shall be amended to reflect such line of business by posting the revised definition to the Secure Website); provided further, however, that private investors, money managers and registered Investment Advisers shall not be deemed to be a Competitor unless they control, are controlled by, or are under common control with, a Competitor. Holders of, and prospective investors in, the Notes, Common Stock and Preferred Stock are entitled to rely on a list of Competitors maintained and published by the Corporation on its Secure Website (the “List of Competitors”). The List of Competitors may be modified from time to time by the Board of Directors.    The initial List of Competitors is set forth on Schedule B hereto.

“Corporation” shall have the meaning set forth in the Preamble.

“Director Breaching Shareholder” shall have the meaning set forth in Section 13(h).

“Disposition” shall mean any sale or transfer, whether or not outright or as security, inter vivos or testamentary, with or without consideration, voluntary or involuntary, of all or any part of any right, title or interest (including but not limited to voting rights) in or to any Shares. An involuntary encumbrance (including an involuntary pledge) of such Shares shall constitute an Involuntary Disposition under Section 4 when such shares are involuntarily pledged or encumbered.

“Dividend Shares” shall have the meaning set forth in Section 15.

“Drag-Along Shares” shall mean the number of Common Shares equal to the product of (i) the number of Common Shares owned of record by an Other Shareholder multiplied by (ii) a fraction, the numerator of which is the number of Drag Shares such Transferring Shareholder proposes to sell or otherwise dispose of to the Drag Transferee(s), and the denominator of which is the total number of outstanding Common Shares owned by the Transferring Shareholder prior to the proposed Disposition of Drag Shares.

“Drag Notice” shall mean a Notification which shall describe fully: (i) the terms of the proposed Disposition; (ii) the number of Drag Shares of the Transferring Shareholder to be disposed of; (iii) the number of the Drag-Along Shares of such Other Shareholder; (iv) the name and address of the Drag Transferee(s); and (v) the proposed closing date of the Disposition.

“Drag Shares” shall mean the Common Shares to be transferred by the Transferring Shareholder to a Drag Transferee.

“Drag Transferee(s)” shall mean a party or parties that is not the Corporation or a Subsidiary.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability company, joint venture, joint stock association, estate, trust, cooperative, foundation, union, syndicate, league, consortium, coalition, committee, society, firm or other enterprise, association, organization or entity of any nature, other than a governmental authority.

“Escrow Agreement” shall have the meaning set forth in Section 15.

“Excepted Securities” shall mean (i) Shares (or options therefor) issued, granted or sold to directors or employees of, or consultants to, the Corporation under any bona fide stock option or equity incentive plan approved by the Board of Directors, (ii) Shares issued by the Corporation in a bona fide underwritten public offering registered under the Securities Act, (iii) securities issued pursuant to the

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conversion or exercise of convertible or exercisable securities, (iv) securities issued as dividends on any Shares or (v) securities issued in connection with a stock split or stock dividend or pursuant to a reverse stock split or stock combination, provided that such reverse stock split or stock combination does not have a material effect on the proportionate interests of the Shareholders.

“Extended Preemptive Period” shall have the meaning set forth in Section 3(b).

“Fair Market Value” shall mean, as of a particular date, so long as there has been at least one trade reported on one of the markets set forth below during any of the thirty (30) trading days immediately prior to the particular date, the weighted average price of a Common Share or a Preferred Share, as applicable, based on the mean between the closing bid and asked price on each trading day as reported on one of the markets of the OTC Market Groups (OTCQX, OTCQB or PINK) or similar markets such as the Gray Market. However, if there is not at least one trade reported on one of the markets set forth below during any of the thirty (30) trading days immediately prior to the particular date, Fair Market Value shall mean (i) for purchases by the MBE Group pursuant to Sections 4 or 7, the per share value of a share of the Common Stock or Preferred Stock, as applicable, on a fully diluted basis, without minority discount or discount due to a voting proxy, determined in the good faith and reasonable judgment of the MBE Group, (ii) for purchases by the Corporation or its shareholders (other than the MBE Group) pursuant to Sections 4 or 7, the per share value of a share of the Common Stock or Preferred Stock, as applicable, on a fully diluted basis, without minority discount or discount due to a voting proxy, determined in the good faith and reasonable judgment of the Board and (iii) for Section 6, the per share value of a share of the Common Stock on a fully diluted basis, without minority discount or discount due to a voting proxy, determined in the good faith and reasonable judgment of majority of the Whole Board.

“Fifth Amended and Restated Agreement” shall have the meaning set forth in the Recitals.

“Goodman Nominees” shall have the meaning set forth in Section 13(b).

“Goodman Shareholder(s)” shall mean any or all of the following individuals: James E. Goodman, John A. Goodman, Jonathan E. Goodman, Joseph M. Goodman and/or Jason A. Goodman.

“Immediate Family Members” shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a Shareholder and shall include adoptive relationships and shall include any trust for the sole benefit of any or all of such Immediate Family Members or any partnership, limited liability company or corporation in which Immediate Family Members of a Shareholder own or possess all of the voting and equity interests of such partnership, limited liability company or corporation.

“Indenture” shall mean the Indenture dated as of May 31, 2017, by and among the Corporation, UMB Bank, National Association, as Trustee, and U.S. Bank National Association, as Collateral Agent, governing the Corporation’s 8.000% Senior Secured Notes Due 2022.

“Ineligible Disposition” shall mean (i) any Disposition to a Competitor of the Corporation or an Affiliate of a Competitor of the Corporation, (ii) any Disposition the result of which would require the Corporation to register any of its Shares with the Commission, (iii) any Disposition not in compliance with United States federal or state securities laws, (iv) any Disposition in which the transferee does not agree to be bound by the Agreement, and if the transferee is an individual and has a spouse, any Disposition in which the transferee’s spouse does not agree to be bound by the Agreement and (v) any Disposition after either Section 4 or Section 7 is triggered and before the Section 4 or Section 7 process, as applicable, is competed or the applicable time periods to take action to purchase Shares has elapsed under Section 4 or Section 7, as applicable. In addition, with regard to the MBE Group, an Ineligible

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Disposition shall include a Disposition by the MBE Group if such Disposition would result in the Corporation no longer qualifying as a minority-controlled business or a minority business with the National Minority Supplier Development Council.

“Information” shall mean all information received from or on behalf of the Corporation and any of its Subsidiaries relating to the Corporation or any of its Subsidiaries or any of their respective businesses, other than any such information that is publicly available, or was known to such Shareholder from a sources other than the Corporation or its Subsidiaries, prior to disclosure by or on behalf of the Corporation or any of its Subsidiaries other than as a result of a breach of Section 8(e).

“Initial Preemptive Period” shall have the meaning set forth in Section 3(a).

“Involuntary Disposition” shall mean a Disposition of Shares owned by a Shareholder occurring as a result of an involuntary encumbrance or transfer, whether by reason of death, divorce, foreclosure, transfer in lieu of foreclosure, operation of law, judicial process or otherwise.

“Involuntary Disposition Notice” shall mean written Notification of (i) the Involuntary Disposition, (ii) the number of Involuntary Disposition Shares, and (iii) all other terms of the Involuntary Disposition.

“Involuntary Disposition Shares” shall mean the Shares transferred or to be transferred, as a result of an Involuntary Disposition, to the Person or Entity that is not the Corporation.

“Involuntary Transferee(s)” shall mean any Person(s) who (i) receive(s) Shares of a Shareholder as a result of such Shareholder’s divorce, (ii) as a result of an Involuntary Disposition, hold(s) Shares for a Shareholder as a representative of such Shareholder’s estate in the case of such Shareholder’s death, or (iii) possess(es) Shares of a Shareholder as a result of any other Involuntary Disposition.

“MBE Group” shall mean Goodman MBE Group LP, a Texas limited partnership which as of the date of this Agreement is owned and controlled by the Goodman Shareholders and shall cause the Corporation to maintain its status as a minority-controlled business or a minority business with the National Minority Supplier Development Council (or any successor organization).

“Nominee(s)” shall mean the Goodman Nominees, the Noteholder Nominees and the AT&T Nominee.

“Non-Tag Disposition” shall mean any of the following:

(a) any Disposition by a Shareholder to the Corporation or its Subsidiary;

(b) any Disposition to the MBE Group, any Goodman Shareholder or any of their Affiliated Entities;

(c) any Disposition by a Shareholder to an Immediate Family Member of such Shareholder or an Affiliated Entity of such Shareholder, including through a will or trust or pursuant to the laws of intestacy, subject to the MBE Group having to use any Buy-Sell Insurance Proceeds, to the extent applicable to the Common Shares subject to the Disposition by the Shareholder, to cover a portion of the purchase price and the recipient of the Shares upon the Disposition having to sell such Shares to the MBE Group having the Buy-Sell Insurance Proceeds using the price and payment provisions set forth in Section 4(e) as if the MBE Group were buying Involuntary Disposition Shares;

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(d) any Disposition by a Shareholder in accordance with such Shareholder’s employment or consulting agreement with the Corporation, subject to the MBE Group being the sole permitted purchaser of such Common Shares if the Shareholder is a Goodman Shareholder and if the Corporation is the purchaser, in accordance with the Certificate of Formation of the Corporation;

(e) any Disposition by a Shareholder that is an Entity to one or more of its beneficial owners, provided that such beneficial owner was already a Shareholder prior to the Disposition;

(f) any Disposition by a Shareholder that is a trust to a settlor, trustee or beneficiary of the trust, provided that such settlor, trustee or beneficiary was already a Shareholder prior to the Disposition; and

(g) any Disposition by a Shareholder to a trust, the primary beneficiaries of which are that Shareholder and/or one or more Immediate Family Members of the Shareholder, and under which all voting rights with respect to any Shares must be exercised only by the Shareholder or an Immediate Family Member of the Shareholder.

“Non-Termination Common Shareholders” shall mean the Shareholders of Common Stock other than the Terminated Shareholder.

“Noteholder Nominees” shall have the meaning set forth in Section 13(c).

“Noteholders” shall mean the holders of the Notes.

“Notes” shall mean the $112.5 million 8.000% Senior Secured Notes due 2022.

“Notification” shall mean a writing containing any information required by this Agreement to be communicated to any Person, which may be personally delivered, sent by registered or certified mail, postage prepaid, sent by overnight currier, or sent by facsimile transmission promptly confirmed by mail, to such Person, at the last known address of such Person on the Corporation records. Any such Notification shall be deemed to be given (i) when delivered, in the case of personal delivery, (ii) on the third Business Day after the date on which it is deposited in a regularly maintained receptacle for the deposit of United States registered mail, addressed, prepaid and sent as aforesaid, in the case of mail, (iii) one Business Day after being sent by professional or overnight courier, with all charges prepaid or (iv) on the day of receipt by the addressee, in the case of facsimile transmission, if such day is a Business Day and the transmission is received before 5:00 p.m. (recipient time) on such Business Day, or if such day is not a Business Day or if such day is a Business Day and the transmission is received after 5:00 p.m. (recipient time), then on the next Business Day.

“Offered Securities” shall have the meaning set forth in Section 3(a).

“Other Common Shareholder(s)” shall have the meaning set forth in Section 4(a).

“Other Shareholder(s)” shall mean, individually and collectively, the Shareholders other than the Transferring Shareholder.

“Person(s)” shall mean any individual or Entity, whether or not a party to this Agreement.

“Plan” shall have the meaning set forth in the Recitals.

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“Power to Vote” shall mean the power or right, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, to vote, or to direct the voting of, a Common Share.

“Preemptive Offer” shall have the meaning set forth in Section 3(a).

“Preferred Shareholder” shall mean a holder of Preferred Stock.

“Preferred Shares” shall mean shares of Preferred Stock.

“Preferred Stock” shall mean the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock, $0.0001 par value, of the Corporation and any preferred stock of the Corporation issued in connection with a recapitalization, reclassification, exchange or change in par value of the Corporation’s preferred stock relating to the Series A-1 Preferred Stock, Series A-2 Preferred Stock and/or Series A-3 Preferred Stock.

“Proportionate Percentage” shall mean, with respect to any Common Shareholder, the fraction, expressed as a percentage, the numerator of which is the total number of shares of Common Stock held by such Common Shareholder and the denominator of which is the total number of shares of Common Stock issued and outstanding at the time of determination that are held by all Common Shareholders.

“Public Offering” shall mean one or a series of firmly underwritten public offerings of Common Stock or Preferred Stock by the Corporation pursuant to registration statements filed by the Corporation with the Commission where the net proceeds to the Corporation from such public offerings shall be not less than an aggregate of Fifty Million United States Dollars (US$50,000,000).

“Refused Securities” shall have the meaning set forth in Section 3(c).

“Reincorporation Breaching Shareholder” shall have the meaning set forth in Section 14(b).

“Remaining Goodman Involuntary Disposition Shares” shall mean the Involuntary Disposition Shares the MBE Group does not elect to acquire pursuant to its right set forth in Section 4(c).

“Remaining Involuntary Disposition Shares” shall mean the Involuntary Disposition Shares the Corporation does not elect to acquire pursuant to its right set forth in Section 4(e).

“Remaining Termination Shares” shall mean the Termination Shares with respect to which the Corporation does not elect to acquire pursuant to its right set forth in Section 7.

“Required Goodman Holders” shall have the meaning set forth in Section 13(b).

“Required Noteholders” shall have the meaning set forth in Section 13(c).

“Secure Website” shall have the meaning set forth in Section 8(a).

“Securities Act” shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Shareholders” shall mean each party to this Agreement other than the Corporation, each successor and permitted assign of such party who becomes bound by the provisions of this Agreement pursuant to its terms and each holder of Shares, including an Involuntary Transferee who retains any Shares after the provisions of Section 4 have been complied with, that is subject to this Agreement.

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“Shares” shall mean all shares the capital stock of the Corporation, including without limitation the Common Stock and Preferred Stock.

“Subsidiary” shall mean any Affiliated Entity of the Corporation (including any organizational predecessors of such Affiliated Entity) of which securities or other ownership interests having ordinary voting power to elect a majority of the directors, managers or other managing authority are directly or indirectly owned by the Corporation.

“Tag Acceptance Notice” shall mean a Notification by an Other Shareholder of that class electing to make a Disposition of such Other Shareholder’s Tag Along Portion of the Tag Shares of that class to the transferee(s), stating the number representing the maximum number of such Other Shareholder’s Tag Along Portion of the Tag Shares of that class that such Other Shareholder is willing to make subject to the Disposition to the transferee(s).

“Tag Along Portion(s)” shall mean the proportion, as determined on the date the Tag Notice is given, the percentage of Shares of that class held by such Other Shareholder (on an as converted basis into Common Stock, if applicable) bears to the percentage of Shares of that class owned by all the Shareholders (on an as converted basis into Common Stock, if applicable); provided, that, if not all the Other Shareholders elect to transfer such Other Shareholders’ Tag Along Portions of the Tag Shares of that class, the Tag Along Portion(s) of the electing Other Shareholders of that class shall increase in number to mean the proportion, as determined on the date the Tag Notice is given, the percentage of Shares of that class held by such Other Shareholder (on an as converted basis into Common Stock, if applicable) bears to the percentage of Shares of that class owned by the Transferring Shareholder and all electing Other Shareholders (on an as converted basis into Common Stock, if applicable).

“Tag Notice” shall mean a Notification which shall describe fully: (i) the terms of the proposed Disposition; (ii) the number and class of Tag Shares of the Transferring Shareholder to be disposed of; (iii) the number representing the Tag Along Portions of the Tag Shares of the Other Shareholder should all Other Shareholders elect to exercise their tag along rights provided in Section 5; (iv) the number representing the Tag Along Portions of the Tag Shares of the Other Shareholder should such Other Shareholder be the only Other Shareholder to exercise the tag along rights provided in Section 5; (v) the name and address of the transferee(s); and (vi) the proposed closing date of the Disposition.

“Tag Shares” shall mean the Shares of a specific class (i.e., Common Shares and shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock all being separate classes) to be transferred by the Transferring Shareholder to a transferee.

“Terminated Shareholder” shall mean the Shareholder whose employment or consulting arrangement with the Corporation has been terminated with the result that such Shareholder no longer is employed by or in a consulting arrangement with the Corporation and the Termination Right of First Refusal is triggered.

“Termination Notice” shall mean Notification of the termination of a Shareholder’s employment or consulting arrangement with the Corporation which results in such Shareholder no longer being employed by or in a consulting arrangement with the Corporation, which shall state the number of Termination Shares held by such Terminated Shareholder.

“Termination Right of First Refusal” shall mean the rights of the MBE Group pursuant to Section 7(c) or the Corporation and Non-Termination Common Shareholders, pursuant to Section 7(d) and Section 7(e), respectively, to purchase the Termination Shares.

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“Termination Shares” shall mean the vested Shares owned by a Terminated Shareholder.

“Total Allocation Notice” shall mean Notification of the allocation of the Termination Shares among the Corporation and the Non-Termination Common Shareholders.

“Transferring Shareholder(s)” shall mean, collectively, one or more Shareholder(s) who are making; or intend to make, a Disposition of Shares (including an Involuntary Disposition) to any Person(s).

“Underlying Shares” shall have the meaning set forth in Section 15.

“Whole Board” shall mean the total number of authorized directors of the Corporation whether or not there exist any vacancies in previously authorized directorships. For so long as there are any Notes or Preferred Stock outstanding, the number of authorized directors of the Corporation shall consist of five (5) directors.

2. Restrictions Upon Disposition of Shares by a Shareholder; Provisions Applicable to Transferees. Any Disposition of Shares must be made in compliance with the terms of this Agreement, and specifically, no Disposition shall be made if it would result in an Ineligible Disposition. In connection with this restriction, the MBE Group will provide the Board with written notice of any pledges of Shares the MBE Group makes and no foreclosure on any Shares owned by the MBE Group which are pledged will be permitted if such foreclosure would result in the Corporation no longer qualifying as a minority-controlled business or a minority business with the National Minority Supplier Development Council. In addition, the MBE Group shall cause the Corporation to maintain its status as a minority-controlled business or a minority business with the National Minority Supplier Development Council. Any Disposition by a Shareholder that is not permitted by this Agreement shall be null and void ab initio. Any Shares subject to a Disposition by a Shareholder shall continue to be subject to the provisions of this Agreement. Any permitted transferee shall be considered to be a Shareholder for purposes of this Agreement and shall have the same rights and obligations as the Transferring Shareholder possessed with regard to the Shares transferred by the Transferring Shareholder pursuant to this Agreement prior to such Disposition.

3. Preemptive Rights For New Securities.

(a) Except in the case of Excepted Securities and subject to Section 3(e), the Corporation shall not issue, sell or exchange, agree to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange (i) any equity security of the Corporation, (ii) any debt security of the Corporation which by its terms is convertible into or exchangeable for any equity security of the Corporation, or (iii) any option, warrant or other right to subscribe for, purchase or otherwise acquire any equity security or any debt security referred to in clause (i) or (ii) above, unless in each case the Corporation shall have first offered (the “Preemptive Offer”) to sell such securities to the Common Shareholders (the “Offered Securities”) by delivery to each Common Shareholder of written notice of such offer stating that the Corporation proposes to sell such Offered Securities, the number or amount of the Offered Securities proposed to be sold, the proposed purchase price therefor and any other terms and conditions of such offer. The Preemptive Offer shall by its terms remain open and irrevocable for a period of twenty (20) days from the date it is delivered by the Corporation (the “Initial Preemptive Period”). Offered Securities shall not include any phantom shares, cash-settled securities or other similar contractual rights that are related to the price of Shares but do not have any actual rights of Shares.

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(b) Each Common Shareholder shall have the option, exercisable at any time during the Preemptive Period by delivering written notice to the Corporation (each, an “Acceptance Notice” and collectively, the “Acceptance Notices”), to subscribe for the number or amount of such Offered Securities up to its Proportionate Percentage of the total number or amount of Offered Securities proposed to be issued. In the event that a Common Shareholder does not elect to purchase its Proportionate Percentage, each Common Shareholder that does elect to purchase its Proportionate Percentage may acquire up to such holder’s pro rata portion of the Offer Securities in excess of such holder’s Proportionate Percentage (based upon the ratio of the number of shares of Common Stock owned by such purchasing Common Shareholder to the number of shares of Common Stock owned by all purchasing Common Shareholders who desire to purchase more that their Proportionate Percentage). This method of allocation shall continue to apply to rights to acquire all of the Offered Securities until all Offered Securities have been purchased by Common Shareholders, or until the Common Shareholders elect not to purchase any further amount of the Offered Securities. The allocation of such Offered Securities shall be completed within ten (10) days after the expiration of the Initial Preemptive Period (the “Extended Preemptive Period”). The Corporation shall notify the Common Shareholders within five (5) days following the expiration of the Extended Preemptive Period of the number or amount of Offered Securities which each such Common Shareholder has subscribed to purchase.

(c) If the Common Shareholders do not deliver Acceptance Notices for all of the Offered Securities, the Corporation shall have ninety (90) days from the expiration of the Initial Preemptive Period or Extended Preemptive Period, as applicable, to sell all or any part of the Offered Securities as to which the Common Shareholders have not subscribed (the “Refused Securities”) to any other Persons, but only upon terms and conditions in all respects, including unit price and interest rates, which are no more favorable, in the aggregate, to such other Persons or less favorable to the Corporation than those set forth in the Preemptive Offer. Upon the closing, which shall include full payment to the Corporation, of the sale to such other Persons of all the Refused Securities, the Common Shareholders who provide an Acceptance Notice shall purchase from the Corporation, and the Corporation shall sell to such holders of Common Stock, the Offered Securities, if any, with respect to which Acceptance Notices were delivered, at the terms specified in the Preemptive Offer (with all such sales and purchases occurring simultaneously). In each case, any Offered Securities not purchased by the Common Shareholders or any other Persons in accordance with this Section 3 may not be sold or otherwise disposed of until they are again offered to the Common Shareholders under the procedures specified in this Section 3.

(d) If any Offered Securities are not purchased by the Common Shareholders or any other Persons in accordance with this Section 3, the Corporation’s right to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange such Offered Securities shall expire. In such event, the restrictions of this Section 3 shall be reinstated, and any subsequent issuance, sale or exchange of Offered Securities, whether or not to the same Persons, must be made strictly in compliance with the provisions of this Section 3.

(e) No sale of the Offered Securities shall result in the Corporation no longer qualifying as a minority-controlled business or a minority business with the National Minority Supplier Development Council.

4. Involuntary Dispositions by a Shareholder.

(a) Transfers and Events. During the term of this Agreement, if an Involuntary Disposition of Involuntary Disposition Shares is made or proposed, the Transferring Shareholder or the Involuntary Transferee if the Transferring Shareholder has died shall immediately give the Involuntary Disposition Notice to the Corporation. Upon the giving of such Involuntary Disposition Notice, the MBE Group, the Corporation and/or the Other Shareholders who own Common Shares (“Other Common Shareholders”) shall have the right to acquire, individually or in the aggregate, the Involuntary Disposition Shares in the manner specified in this Section 4. Any Disposition by a Shareholder under this Section 4 that is an Ineligible Disposition shall be null and void ab initio.

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(b) Divorce. If any Involuntary Disposition of the Involuntary Disposition Shares occurs by reason of or in connection with the divorce of the Transferring Shareholder, the Transferring Shareholder shall have the right to acquire such Involuntary Disposition Shares from his ex-spouse upon such terms as they may agree upon. If the Transferring Shareholder and his ex-spouse do not reach agreement upon the purchase terms for such Involuntary Disposition Shares within fifteen (15) days after the Involuntary Disposition to his ex-spouse occurs, the Transferring Shareholder shall have the right to acquire such Involuntary Disposition Shares from his ex-spouse at the price determined in accordance with Section 4(g). If for whatever reason the Transferring Shareholder does not acquire ownership and possession of such Involuntary Disposition Shares from his ex-spouse within sixty (60) days of the Involuntary Disposition by reason of divorce, (i) if the Transferring Shareholder is a Goodman Shareholder, the Involuntary Disposition Shares shall be first offered by the Involuntary Transferee to the MBE Group and then the Corporation in accordance with Sections 4(c) and 4(d) and (ii) if the Transferring Shareholders is not a Goodman Shareholder, the Involuntary Disposition Shares shall be first offered by the Involuntary Transferee to the Corporation and then the Other Common Shareholders in accordance with Sections 4(e) and 4(f).

(c) The MBE Group’s Rights to Purchase Involuntary Disposition Shares of a Goodman Shareholder. Subject to Section 4(b), upon an Involuntary Disposition, the MBE Group shall have the first right to acquire all or any portion of the Involuntary Disposition Shares from a Transferring Shareholder or Involuntary Transferee, as appropriate, relating to Shares of the Goodman Shareholder. If the MBE Group desires to acquire all or any portion of the Involuntary Disposition Shares, the MBE Group shall communicate, in writing, its election to purchase all or any portion of the Involuntary Disposition Shares to the Corporation (i) if Section 4(b) does not apply, within thirty (30) days after the date the Involuntary Disposition Notice was given to the Corporation or (ii) if Section 4(b) applies, within thirty (30) days after the later of (A) the expiration of the sixty (60) day period in Section 4(b) or (B) the expiration of sixty (60) days after the date the Involuntary Disposition Notice was delivered to the Corporation. Such communication shall, when taken in conjunction with the Involuntary Disposition Notice, be deemed to constitute a valid, legally binding, and enforceable agreement for the Disposition of all or that portion of the Involuntary Disposition Shares.

(d) The Corporation’s Rights to Purchase Involuntary Disposition Shares of a Goodman Shareholder. If the MBE Group does not exercise its right to acquire all of the Involuntary Disposition Shares under Section 4(c), the Corporation shall have the right to acquire all or any portion of the Remaining Goodman Involuntary Disposition Shares. The Corporation shall exercise its right to acquire by giving written notice of its election to acquire a specified number of the Remaining Goodman Involuntary Disposition Shares to the Corporation within twenty (20) days after the expiration of the applicable thirty (30) day period in Section 4(c). Promptly after the allocation of the Remaining Goodman Involuntary Disposition Shares among the MBE Group and the Corporation, the Corporation shall communicate, in writing, the allocation of the Involuntary Disposition Shares among the MBE Group and the Corporation to the Transferring Shareholder or Involuntary Transferee, as appropriate. Such communication shall, when taken in conjunction with the Involuntary Disposition Notice, be deemed to constitute a valid, legally binding and enforceable agreement for the Disposition of all or that portion of the Involuntary Disposition Shares that the MBE Group and the Corporation has so elected to acquire, subject to the remainder of this paragraph. The obligations of the MBE Group and the Corporation to acquire the number of Involuntary Disposition Shares specified in the notice sent to the Transferring Shareholder are the several, and not joint, obligations of such parties.

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(e) The Corporation’s Rights to Purchase Involuntary Disposition Shares Not Relating to a Goodman Shareholder. Subject to Section 4(b), upon an Involuntary Disposition, the Corporation shall have the first right to acquire all or any portion of the Involuntary Disposition Shares from a Transferring Shareholder or Involuntary Transferee, as appropriate, of Shares not relating to the Goodman Shareholder. If the Corporation desires to acquire all or any portion of the Involuntary Disposition Shares, the Corporation shall communicate, in writing, its election to purchase all or any portion of the Involuntary Disposition Shares to the Other Common Shareholders (i) if Section 4(b) does not apply, within thirty (30) days after the date the Involuntary Disposition Notice was given to the Corporation or (ii) if Section 4(b) applies, within thirty (30) days after the later of (A) the expiration of the sixty (60) day period in Section 4(b) or (B) the expiration of sixty (60) days after the date the Involuntary Disposition Notice was delivered to the Corporation. Such communication shall, when taken in conjunction with the Involuntary Disposition Notice, be deemed to constitute a valid, legally binding, and enforceable agreement for the Disposition of all or that portion of the Involuntary Disposition Shares.

(f) The Other Common Shareholders’ Rights to Purchase Involuntary Disposition Shares Not Relating to a Goodman Shareholder. If the Corporation does not exercise its right to acquire all of the Involuntary Disposition Shares under Section 4(e), the Other Common Shareholders shall have the right to acquire all or any portion of the Remaining Involuntary Disposition Shares. The Other Common Shareholders shall exercise their right to acquire by giving written notice of their election to acquire a specified number of the Remaining Involuntary Disposition Shares to each Other Common Shareholder and the Corporation within twenty (20) days after the expiration of the applicable thirty (30) day period in Section 4(e). In the event that more than one Other Common Shareholder exercises his or her right to acquire the Remaining Involuntary Disposition Shares pursuant to this Section 4(f), each such exercising Other Common Shareholder may acquire up to his or her pro rata portion of the Remaining Involuntary Disposition Shares (based upon the ratio of the number of shares of Common Stock owned by such exercising Other Common Shareholder to the number of shares of Common Stock owned by all exercising Other Common Shareholders). This method of allocation shall continue to apply to rights to acquire all of the Remaining Involuntary Disposition Shares until all options have been exercised by one or more Other Common Shareholders (which exercises shall constitute valid, legally binding and enforceable agreements for the Disposition of the Remaining Involuntary Disposition Shares allocated to such Other Common Shareholders), or until the remaining Other Common Shareholders elect not to exercise their rights to acquire any additional Remaining Involuntary Disposition Shares. The allocation of such Remaining Involuntary Disposition Shares among the Other Shareholders shall be completed within ten (10) days after the expiration of the twenty (20) day period referred to above in this Section 4(f). Promptly after the allocation of the Remaining Involuntary Disposition Shares among the Other Common Shareholders, the Corporation shall communicate, in writing, the allocation of the Involuntary Disposition Shares among the Corporation and the Other Common Shareholders to the Transferring Shareholder or Involuntary Transferee, as appropriate. Such communication shall, when taken in conjunction with the Involuntary Disposition Notice, be deemed to constitute a valid, legally binding and enforceable agreement for the Disposition of all or that portion of the Involuntary Disposition Shares that the Corporation and the Other Common Shareholder has so elected to acquire, subject to the remainder of this paragraph. The obligations of the Corporation and the Other Common Shareholders to acquire the number of Involuntary Disposition Shares specified in the notice sent to the Transferring Shareholder are the several, and not joint, obligations of such parties.

(g) Purchase Price. If no consideration is given by a transferee in connection with the Involuntary Disposition of the Involuntary Disposition Shares, the purchase price per share shall be the Fair Market Value as of the date of the Involuntary Disposition Notice, or with regard to an Involuntary Disposition pursuant to Section 4(b), the date of the Involuntary Disposition. If consideration is given by a transferee in connection with the Involuntary Disposition of the Involuntary Disposition Shares, the purchase price per Share for such Involuntary Disposition Shares shall be the lesser of (i) the

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Fair Market Value as of the date of the Involuntary Disposition Notice, or with regard to an Involuntary Disposition pursuant to Section 4(b), the date of the Involuntary Disposition, or (ii) the fair value of the consideration given for such Involuntary Disposition Shares. If the consideration given for such Involuntary Disposition Shares is non-cash consideration and the Transferring Shareholder, the Corporation and the Other Shareholders electing to purchase any or all of the Involuntary Disposition Shares are unable to agree upon the fair value of such non-cash consideration within ten (10) days after the date the Involuntary Disposition Notice was delivered to the Corporation, an appraisal firm jointly selected by the Corporation, the Transferring Shareholder and the Other Common Shareholders electing to purchase any or all of the Involuntary Disposition Shares shall determine the fair value of such non-cash consideration, and the fees and expenses of such appraisal firm shall be borne by the Corporation. Any such determination of the fair value of such non-cash consideration by the appraisal firm shall be conclusive and binding on all parties. During the time an appraisal firm is being jointly selected and the appraisal is being performed, all time periods pursuant to this Section 4(b) shall be tolled until the determination of the fair value of such non-cash consideration by the appraisal firm is released to the Corporation, the Transferring Shareholder and the Other Common Shareholders at which time such time periods shall continue.

(h) Closing. The closing of the purchase of the Involuntary Disposition Shares hereunder shall be held at the principal executive offices of the Corporation. The Corporation shall designate a closing date and time, which date shall be not later than (i) ninety (90) days after the date of the Involuntary Disposition Notice if Section 4(b) does not apply to the Involuntary Disposition, or (ii) one hundred fifty (150) days after the date of the Involuntary Disposition Notice if Section 4(b) applies to the Involuntary Disposition. At the closing, the Transferring Shareholder or the Involuntary Transferee, as appropriate, shall deliver certificates duly endorsed or accompanied by duly executed stock powers for the Involuntary Disposition Shares being acquired pursuant to this Section 4 and shall transfer the Involuntary Disposition Shares being acquired pursuant to this Section 4 to the purchasers thereof, free and clear of all liens, claims, charges or encumbrances (except for liens in favor of the Corporation), against payment of the purchase price for the Involuntary Disposition Shares as determined above. The purchaser shall have the option to pay the purchase price in cash at the time of such closing or (i) to pay no less than ten percent (10%) of the purchase price in cash and (ii) execute a negotiable promissory note (secured by the purchased Involuntary Disposition Shares of such purchaser to the extent possible) for the remainder in favor of the Transferring Shareholder or the Involuntary Transferee, as appropriate, which note shall be payable in quarterly installments over a period of five (5) years and which shall bear annual interest at the rate of eight percent (8%). However, if the MBE Group shall be the purchaser of the Involuntary Disposition Shares and there are Buy-Sell Insurance Proceeds applicable to the Involuntary Disposition Shares, then the MBE Group shall have the option to pay the purchase price in cash at the time of such closing, using the Buy-Sell Insurance Proceeds as a portion of the purchase price, or (i) pay the greater of (A) at least ten percent (10%) of the purchase price or (B) all of the Buy-Sell Insurance Proceeds in cash and (ii) execute a negotiable promissory note (secured by the purchased Involuntary Disposition Shares of such purchaser to the extent possible) for the remainder in favor of the Involuntary Transferee, as appropriate, which note shall be payable in quarterly installments over a period of five (5) years and which shall bear annual interest at the rate of eight percent (8%). If the Corporation shall be the purchaser of the Involuntary Disposition Shares, the Corporation shall have the right to set off against any payment for such Involuntary Disposition Shares the amount by which the Transferring Shareholder shall be indebted to the Corporation (including accrued but unpaid interest on such indebtedness) pursuant to any promissory note given by the Transferring Shareholder for the purchase of any Involuntary Disposition Shares.

(i) Involuntary Transferee. If less than all of the Involuntary Disposition Shares are purchased from the Involuntary Transferee pursuant to this Section 4, the Involuntary Transferee shall execute a written agreement that such Involuntary Transferee will be bound by, and the Shares that such Involuntary Transferee holds will be subject to, this Agreement as provided herein, and after such execution, the Involuntary Transferee shall be classified as a Shareholder.

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5. Tag-Along Rights. In the event that (i) a Transferring Shareholder proposes to make a Disposition (other than a Non-Tag Disposition or other than a Disposition pursuant to Sections 4 or 7) for value of more than twenty-five percent (25%) of the total number of Shares of a class outstanding, in one transaction or a series of related transactions and (ii) such Transferring Shareholder has not exercised its drag-along rights pursuant to Section 6, if applicable, such Transferring Shareholder shall require the transferee(s), as a condition precedent to the consummation of the Disposition of the Tag Shares to such transferee(s), to offer to acquire from each of the Other Shareholders of the Tag Shares class, on the same terms and conditions as the proposed Disposition from such Transferring Shareholder, such Other Shareholders’ Tag-Along Portions of the Tag Shares of that class.

Such a Transferring Shareholder proposing to make a Disposition of the Tag Shares shall give the Tag Notice to the Other Shareholders of that class. It shall be a condition to the consummation of a Disposition covered by this Section 5 that the Tag Notice shall have been signed by such Transferring Shareholder and the transferee(s). Such signed Tag Notice shall be an irrevocable offer by the transferee(s), open for thirty (30) days after the Tag Notice is given, to acquire as provided above all Tag-Along Portions of the Tag Shares of that class, and each Other Shareholder of that class shall have thirty (30) days after receipt of the Tag Notice to accept or decline such offer as to such Other Shareholder’s Tag-Along Portion of the Tag Shares of that class. If any Other Shareholder(s) of that class chooses to accept such offer, such Other Shareholder(s) shall give the Tag Acceptance Notice to such Transferring Shareholder and transferee(s) within such thirty (30) day period, and the amount of such Transferring Shareholder’s Shares subject to the proposed Disposition shall be reduced by each electing Other Shareholder’s Tag-Along Portion of the Tag Shares of that class. Such Transferring Shareholder shall not consummate the proposed sale or Disposition to the transferee(s) unless (i) the sale of the Tag-Along Portions of the Tag Shares pursuant to the Tag Acceptance Notice of such electing Other Common Shareholders is consummated, (ii) the Other Shareholders of that class waive their tag along rights as to the Tag-Along Portions of the Tag Shares or (iii) the irrevocable offer expires without acceptance by any Other Shareholder of that class during the thirty (30) day period. If any of the Other Shareholders of that class accept the offer, such Transferring Shareholder and the transferee(s) shall keep such Other Shareholder(s) reasonably informed of the progress of the sale proposed in the Tag Notice. Any Other Shareholders that accept the offer shall become a party to any agreement with the Disposition of the Tag Shares providing representations and warranties, indemnification obligations (including escrows, hold back or other similar arrangements to support such indemnity obligations), releases or other obligations to which the Transferring Shareholder or its Affiliates (other than the Corporation) agree in connection with such Disposition (other than any such obligations that relate specifically to a particular Shareholder such as indemnification with respect to representations and warranties given by the Shareholder regarding such Shareholder’s title to and ownership of Shares as to which obligations each such Shareholder shall be solely liable). If a Disposition of the Tag Shares pursuant to this Section 5 is not made within ninety (90) days of the Tag Notice, such right to make a Disposition pursuant to this Section 5 shall expire. In such event, the restrictions of this Section 5 shall be reinstated, and any subsequent Disposition of Tag Shares, whether or not to the same transferee, must be made strictly in compliance with the provisions of this Section 5.

Any Disposition by a Shareholder under this Section 5 that is an Ineligible Disposition shall be null and void ab initio.

6. Drag-Along Rights. In the event that (i) a Transferring Shareholder proposes to make a Disposition for value to one or more Drag Transferees of more than fifty percent (50%) of the total number of Common Shares outstanding, in one transaction or a series of related transactions, other than a

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Disposition made by means of a Public Offering and (ii) in such transaction or series of related transactions, the Preferred Shareholders of all of the issued and outstanding Preferred Shares are paid the aggregate stated value of all of the issued and outstanding Preferred Shares and all accrued and unpaid dividends of all such issued and outstanding Preferred Shares, the Transferring Shareholder shall have the right and option (but not the obligation) to require each Other Common Shareholder to make a Disposition to such Drag Transferee(s) of all of the Drag-Along Shares of such Other Common Shareholder(s). If the Transferring Shareholder elects to require any Other Common Shareholder(s) to make a Disposition to such Drag Transferee of the Drag-Along Shares owned of record by such Other Common Shareholder(s), the Transferring Shareholder shall give the Drag Notice to such Other Common Shareholder(s). It shall be a condition to the consummation of a Disposition covered by this Section 6 that the Drag Notice shall have been signed by the Transferring Shareholder and the Drag Transferee(s). The Transferring Shareholder and the Drag Transferee(s) shall keep the Other Common Shareholder(s) who incur the drag-along obligations set forth in this Section 6 reasonably informed of the progress of the sale proposed in the Drag Notice. The Transferring Shareholder and the Drag Transferee(s) shall keep the Other Common Shareholder(s) subject to the drag-along obligations reasonably informed of the progress of the sale proposed in the Tag Notice. The Other Common Shareholders who incur the drag-along obligations set forth in this Section 6 shall become a party to any agreement with the Disposition of the Drag Shares providing representations and warranties, indemnification obligations (including escrows, hold back or other similar arrangements to support such indemnity obligations), releases or other obligations to which the Transferring Shareholder or its Affiliates (other than the Corporation) agree in connection with such Disposition (other than any such obligations that relate specifically to a particular Shareholder such as indemnification with respect to representations and warranties given by the Shareholder regarding such Shareholder’s title to and ownership of Shares as to which obligations each such Shareholder shall be solely liable). If a Disposition of the Drag Shares pursuant to this Section 6 is not made within ninety (90) days of the Drag Notice, such right to make a Disposition pursuant to this Section 6 shall expire. In such event, the restrictions of this Section 6 shall be reinstated, and any subsequent Disposition of Drag Shares, whether or not to the same Drag Transferee, must be made strictly in compliance with the provisions of this Section 6. If the Drag Transferees is not a bona fide third-party purchaser, the price per Share must be at least the Fair Market Value.

Any Disposition by a Shareholder under this Section 6 that is an Ineligible Disposition shall be null and void ab initio.

7. Right of First Refusal Upon Termination of a Shareholder’s Employment or Consulting Agreement.

(a) Offer to MBE Group, Corporation and/or Other Common Shareholders. If a Shareholder is an employee of the Corporation or in a consulting arrangement with the Corporation and the employment or consulting arrangement of such Shareholder is terminated, whether such termination is voluntary or involuntary or effected by the Corporation or the Shareholder, with the result that such Shareholder is neither an employee of the Corporation nor a consultant of the Corporation, with the exception of the termination of employment or consulting arrangement of a Shareholder because of the death of such Shareholder which is subject to Section 4 hereof, (i) with regard to the termination of employment or consulting arrangement of a Goodman Shareholder, the MBE Group shall have the right, but not the obligation, to purchase all of the Termination Shares in the manner specified in this Section 7 and (ii) with regard to the termination of employment or consulting arrangement of a Common Shareholder other than a Goodman Shareholder, the Corporation and the Non-Termination Common Shareholders shall have the right, but not the obligation, to purchase all of the Termination Shares in the manner specified in this Section 7.

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(b) Notices. The Corporation shall promptly give the Termination Notice to the MBE Group or the Non-Termination Common Shareholders, as applicable.

(c) The MBE Group’s Right of First Refusal. The MBE Group shall have the right to acquire all or any portion of the Termination Shares of a Goodman Shareholder. If the MBE Group desires to acquire all or any portion of the Termination Shares of a Goodman Shareholder, the MBE Group shall communicate, in writing, its election to acquire a specified number of the Termination Shares to the Corporation within thirty (30) days from the later of (i) the date of termination of the Terminated Shareholder’s employment or consulting arrangement with the Corporation or (ii) six (6) months from the last date on which the Terminated Shareholder (x) acquired the Termination Shares or (y) can exercise any vested stock options.

(d) The Corporation’s Right of First Refusal. The Corporation shall have the first right to acquire all or any portion of the Termination Shares of a non-Goodman Shareholder. If the Corporation desires to acquire all or any portion of the Termination Shares of a non-Goodman Shareholder, the Corporation shall communicate, in writing, its election to acquire a specified number of the Termination Shares to the Non-Termination Common Shareholders within thirty (30) days from the later of (i) the date of termination of the Terminated Shareholder’s employment or consulting arrangement with the Corporation or (ii) six (6) months from the last date on which the Terminated Shareholder (x) acquired the Termination Shares or (y) can exercise any vested stock options.

(e) The Non-Termination Common Shareholders’ Right of First Refusal. If the Corporation does not exercise its right to acquire all of the Termination Shares from the Terminated Shareholder who is not a Goodman Shareholder, the Non-Termination Common Shareholders shall have the right to acquire all of the Remaining Termination Shares of a non-Goodman Shareholder. The Non-Termination Common Shareholders shall exercise their Termination Right of First Refusal by giving written notice of their election to acquire a specified number of the Remaining Termination Shares to each Non-Termination Common Shareholder and the Corporation within twenty (20) days after the expiration of the thirty (30) day period referred to in Section 7(d). In the event that more than one Non-Termination Common Shareholder exercises his right to acquire, each such exercising Non-Termination Common Shareholder may acquire up to his pro rata portion of the Remaining Termination Shares (based upon the ratio of the number of shares of Common Stock and Common Stock Equivalents (on an as converted basis) owned by such exercising Non-Termination Common Shareholder to the number of shares of Common Stock and Common Stock Equivalents (on an as converted basis) owned by all exercising Non-Termination Common Shareholders). This method of allocation shall continue to apply to rights to acquire all of the Remaining Termination Shares until all rights have been exercised by one or more Non-Termination Common Shareholders (which exercises shall constitute valid, legally binding and enforceable agreements for the transfer of the Remaining Termination Shares allocated to such Non-Termination Common Shareholders), or until the remaining Non-Termination Common Shareholders elect not to exercise their rights to acquire any additional Remaining Termination Shares. The allocation of such Remaining Termination Shares among the Non-Termination Common Shareholders shall be completed within ten (10) days after the expiration of the twenty (20) day period referred to above in this Section 7(e). The Non-Termination Common Shareholders shall give the Allocation Notice to the Corporation. If the Non-Termination Common Shareholders do not elect to acquire all of the Remaining Termination Shares, the Corporation will have the right to acquire such Shares the Non-Termination Common Shareholders have elected not to acquire. The Corporation shall give the Total Allocation Notice to the Terminated Shareholder prior to the expiration of sixty-five (65) days from the later of later of (i) the date of termination of the Terminated Shareholder’s employment or consulting arrangement with the Corporation or (ii) six (6) months from the last date on which the Terminated Shareholder (x) acquired the Termination Shares or (y) can exercise any vested stock options. The Allocation Notice and the Total Allocation Notice shall be deemed to constitute a valid, legally binding and enforceable

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agreement for the transfer of all or that portion of the Termination Shares. The obligations of the Corporation and the Non-Termination Common Shareholders to acquire the number of Termination Shares specified in the notice sent to the Terminated Shareholder are the several, and not joint, obligations of such parties.

(f) Purchase Price For Termination. For Shares owned on the date of termination of the Terminated Shareholder’s employment, the purchase price share for the Termination Shares shall be the Fair Market Value on the later of later of (i) the date of termination of the Terminated Shareholder’s employment or consulting arrangement with the Corporation or (ii) six (6) months from the last date on which the Terminated Shareholder (x) acquired the Termination Shares or (y) can exercise any vested stock options.

(g) Closing. The closing of the purchase of Termination Shares hereunder shall be held at the principal executive offices of the Corporation. The Corporation shall designate a closing date and time, which date shall be not later than ninety (90) days after the later of later of (i) the date of termination of the Terminated Shareholder’s employment or consulting arrangement with the Corporation or (ii) six (6) months from the last date on which the Terminated Shareholder (x) acquired the Termination Shares or (y) can exercise any vested stock options. At the closing, the Terminated Shareholder shall deliver certificates duly endorsed or accompanied by duly executed stock powers for the Termination Shares being acquired pursuant to this Section 7 and shall transfer the Termination Shares being acquired pursuant to this Section 7 to the purchasers thereof free and clear of all liens, claims, charges or encumbrances (except for liens in favor of the Corporation), against payment of the purchase price for the Termination Shares as determined above. The purchaser shall have the option to pay the purchase price in cash at the time of such closing or (i) to pay not less than ten percent (10%) of the purchase price in cash and (ii) execute a negotiable promissory note (secured by the purchased Termination Shares of such purchaser to the extent possible) for the remainder in favor of the Terminated Shareholder which note shall be payable in quarterly installments over a period of five (5) years and which shall bear annual interest at the rate of eight percent (8%). If the Corporation shall be a purchaser of Termination Shares, the Corporation shall have the right to set off against any payment for such Termination Shares the amount by which the Terminated Shareholder shall be indebted to the Corporation (including accrued but unpaid interest on such indebtedness) pursuant to any promissory note given by the Terminated Shareholder for the purchase of any such Termination Shares.

(h) No Ineligible Disposition. Any Disposition by a Shareholder under this Section 7 that is an Ineligible Disposition shall be null and void ab initio.

8. Access to Reports; Confidentiality.

(a) Reports. So long as any of the Common Shares or Preferred Shares are outstanding, the Corporation shall maintain a secure password protected website (the “Secure Website”) available to each Shareholder, bona fide prospective purchaser of Shares so long as such prospective purchaser is not a Competitor of the Corporation or an Affiliate of a Competitor of the Corporation, securities analyst and bona fide market maker. For any bona fide prospective purchaser of Shares to obtain a password, such prospective purchaser must certify to the Corporation that it (i) is a bona fide prospective purchaser of Common Shares or Preferred Shares, (ii) is not a Competitor of the Corporation or an Affiliate of a Competitor of the Corporation and (iii) has agreed to keep the information obtained from the Secure Website confidential. So long as any Notes are outstanding, the Secure Website will contain the information required to be provided pursuant to Section 4.03 of the Indenture. If there are no Notes outstanding, the Secure Website will not have to provide the information set forth in Section 4.03 of the Indenture and instead shall contain the following information: (i) audited financial statements of the Corporation on a consolidated basis which will be posted within one hundred twenty (120) days after

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the end of the most recent fiscal year and (ii) quarterly financial statements of the Corporation on a consolidated basis which will be posted within forty-five (45) days after the end of the most recent fiscal quarter; provided, however, that the Company will also use its commercially reasonable efforts to hold and participate in quarterly conference calls with Shareholders, bona fide prospective purchasers who are not Competitors of the Corporation or Affiliates of Competitors of the Corporation, securities analysts and market makers to discuss such financial information and any material development with respect to the corporation and its business no later than ten Business Days after distribution of such financial information.

(b) Confidentiality. Each Shareholder agrees to maintain as confidential all Information provided or made available to such Shareholder by the Corporation for a period of two (2) years following the receipt thereof, except that such Shareholder may disclose such Information (i) to Affiliates of the specific Shareholder, the present or prospective sources of financing of the specific Shareholder, and the directors, managers, officers, general partners, employees, financial advisors, attorneys and accountants who need to know such Information that have agreed to comply with the covenant contained in this Section 8(b); (ii) in connection with any Disposition or proposed Disposition of Shares and the proposed permitted transferee has agreed to comply with the covenant contained in this Section 8(b); (iii) as requested or required by any governmental authority or reasonably believed by such Shareholder to be completed by any court decree, subpoena or legal or administrative order or process; (iv) as, on the advice of such Shareholder’s counsel, is required by law; (v) in connection with the exercise of any right or remedy under this Agreement or in connection with any action, claim, lawsuit, demand, investigation or proceeding to which such Shareholder is a party before any governmental authority or before any arbitrator or panel of arbitrators; or (vi) that becomes publicly available through no fault of such Shareholder or any other Person to whom such Shareholder provided information. Each Shareholder shall be responsible and liable for any violation of this Section 8(b) by any Person described in clause (i) or (ii) of this Section 8(b).

9. Failure to Deliver Shares to the Corporation. If a Shareholder or an Involuntary Transferee becomes obligated to sell any Shares to the Corporation, the MBE Group or the Other Shareholders or Other Common Shareholders under this Agreement and fails to deliver such Shares in accordance with the terms of this Agreement, the Corporation or such Other Shareholders/Other Common Shareholders may, in addition to all other remedies they may have, tender to such Shareholder or Involuntary Transferee, as appropriate, at the last known address with regard to an Involuntary Transferee and at the address set forth in the stock transfer records of the Corporation with regard to Shareholders, the purchase price for such Shares as is herein specified, and (i) in the case of Shares to be sold to the Corporation pursuant to this Agreement, cancel such Shares on its books and records, whereupon all of such Shareholder’s or Involuntary Transferee’s right, title and interest in and to such Shares shall terminate, and (ii) in the case of Shares to be sold to the MBE Group or an Other Shareholder/Other Common Shareholder under this Agreement, issue certificates representing such Shares to the MBE Group or the Other Shareholder/Other Common Shareholder and register the MBE Group or the Other Shareholder/Other Common Shareholder on the Corporation’s books and records as the record owner of the Shares, whereupon all of such Shareholder’s or Involuntary Transferee’s right, title, and interest in and to such Shares shall terminate.

10. Death of Shareholder or Involuntary Transferee During Payout. In the event of the death of the Transferring Shareholder or Involuntary Transferee after payment has commenced hereunder, the terms and amounts of payment shall continue unchanged, payments shall be made to such Transferring Shareholder’s or Involuntary Transferee’s estate or personal representative.

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11. Holdback Provision. In the event of a Public Offering, each Shareholder covenants that from the date of such Public Offering until the shorter of (i) one hundred eighty (180) days following the completion of the Public Offering, or (ii) the period during which the Chief Executive Offer of the Corporation agrees in writing not to offer, sell, transfer or otherwise engage in a Disposition of any Shares following the Public Offering, each Shareholder will not offer, sell, transfer or otherwise engage in a Disposition of any of the Shares owned by such Shareholder, except in connection with a sale, merger, disposition or statutory share exchange approved by the Board of the Corporation or a tender offer for at least fifty percent (50%) of the outstanding shares of Common Stock of the Corporation, without the prior written consent of the managing underwriter and covenants, in connection with the Public Offering, to sign customary lock-up agreements restricting a Disposition of the Shares held by such Shareholder for the shorter of the one hundred eighty (180) days following the consummation of the Public Offering or the lockup period described in clause (ii), such agreements to be on terms substantially similar to those signed, by the Chief Executive Officer of the Corporation.

12. Legend. During the term of this Agreement, each certificate or book-entry representing the Shares beneficially owned by the Shareholders shall bear the following legend or language in the book-entry, if applicable, or a similar legend deemed by the Corporation to constitute an appropriate notice of the provisions hereof and the applicable securities laws (any such certificate not having such legend shall be surrendered upon demand by the Corporation and so endorsed):

On the face of the certificate:

TRANSFER OF THIS STOCK IS RESTRICTED IN ACCORDANCE WITH CONDITIONS PRINTED ON THE REVERSE OF THIS CERTIFICATE.

On the reverse:

THE TRANSFER OF THE SHARES REPRESENTED BY THIS STOCK CERTIFICATE/BOOK ENTRY IS SUBJECT TO A CERTAIN SIXTH AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT, AS THE SAME MAY BE AMENDED, RESTATED, SUPPLEMENTED, SUPERSEDED, REPLACED, RENAMED, TERMINATED AND/OR OTHERWISE MODIFIED AT ANY TIME AND FROM TIME TO TIME. A COPY OF THE CURRENT VERSION OF SUCH AGREEMENT, AS AMENDED, IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION AND WILL BE FURNISHED WITHOUT CHARGE TO THE RECORD HOLDER HEREOF UPON WRITTEN REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS OR REGISTERED OFFICE.

If the Shares are “Restricted Securities” as defined in Section 144 of the Securities Act, the following legend or language shall also be placed on the certificate or in the book-entry:

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE/BOOK ENTRY HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT AND NOT FOR RESALE, TRANSFER OR DISTRIBUTION, HAVE BEEN ISSUED PURSUANT TO EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF APPLICABLE STATE AND FEDERAL SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED OTHER THAN PURSUANT TO EFFECTIVE REGISTRATION UNDER SUCH LAWS, OR IN TRANSACTIONS OTHERWISE IN COMPLIANCE WITH SUCH LAWS, AND UPON EVIDENCE SATISFACTORY TO THE CORPORATION OF COMPLIANCE WITH SUCH LAWS, AS TO WHICH THE CORPORATION MAY RELY UPON AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION.

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Each Shareholder shall promptly surrender the certificates representing its Shares to the Corporation so that the Corporation may affix the foregoing legends thereto. A copy of this Agreement shall be kept on file in the principal executive offices of the Corporation. Upon termination of all applicable restrictions set forth herein and upon tender to the Corporation of the appropriate stock certificates, the Corporation shall reissue to the holder of such stock certificates new stock certificates which shall contain only the second paragraph of the restrictive legend set forth above, if applicable, or an updated book-entry. The parties to this Agreement intend that the legend conform to the applicable provisions of the Uniform Commercial Code of Texas and the Texas Business Organizations Code. This legend may be modified from time to time by the Board of Directors of the Corporation to conform to such statutes or to this Agreement.

13. Directors.

(a) For so long as there are any Notes or Preferred Shares outstanding, the Board shall consist of five (5) directors and each of the Shareholders shall take such action to maintain five (5) Board members as provided herein.

(b) For so long as there are any Notes or Preferred Shares outstanding, at least two of the Goodman Shareholders who combined, directly or indirectly own or control at least forty and one-tenth percent (40.1%) of the Common Shares (the “Required Goodman Holders”) shall have the right to nominate two (2) directors to sit on the Board (the “Goodman Nominees”). Promptly upon the Required Goodman Holders naming the Goodman Nominees, the Corporation and the Common Shareholders shall take any and all action necessary or reasonably requested by the Required Goodman Holders to effect the purposes and intents of the foregoing, including the voting by the Common Shareholders of their Common Shares in favor of the election of the Goodman Nominees.

(c) For so long as there are any Notes outstanding, the Noteholders shall have the right to nominate two (2) non-employee directors to sit on the Board (the “Noteholder Nominees”) pursuant to Section 4.20 of the Indenture. Promptly upon the Noteholders naming the Noteholder Nominees in accordance with the terms of the Indenture, the Corporation and the Common Shareholders shall take any and all action necessary or reasonably requested by the holders of more than fifty percent (50%) of the aggregate principle amount of the Notes (the “Required Noteholders”) to effect the purposes and intents of the foregoing, including the voting by the Common Shareholders of their Common Shares in favor of the election of the Noteholder Nominees.

(d) For so long as there are any Notes or Preferred Shares outstanding, AT&T shall have the right to propose three (3) potential directors and at least two (2) of the Required Goodman Holders shall have the right to nominate one (1) of those three (3) potential directors to sit on the Board (the “AT&T Nominee”) within five (5) days of receipt of the AT&T candidates. Promptly upon the Required Goodman Holders naming the AT&T Nominee, the Corporation and the Common Shareholders shall take any and all action necessary or reasonably requested by the Required Goodman Holders to effect the purposes and intents of the foregoing, including the voting by the Common Shareholders of their Common Shares in favor of the election of the AT&T Nominee.

(e) Each Common Shareholder covenants and agrees (i) to vote (at any regular or special meeting of the Common Shareholders or via written consent) all the Common Shares which such Common Shareholder has the Power to Vote in favor of, or otherwise to consent to, and (ii) to cause the Board to take all actions necessary and appropriate (whether by vote or consent or otherwise) to nominate and cause, the election of the Nominees to the Board. In addition, each Common Shareholder covenants and agrees (i) to vote (at any regular or special meeting of the Common Shareholders or via written consent) all the Common Shares which such Common Shareholder has the Power to Vote to remove, or otherwise to consent to the removal of, and (ii) to cause the Board to take all actions necessary and appropriate (whether by vote or consent or otherwise) to remove any director pursuant to Sections 13(f) through (g).

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(f) For so long there are any Notes or Preferred Shares outstanding, if, following election to the Board, any Nominee shall be unwilling to serve, resign, be removed by the group that nominated such Nominee or be unable to serve by reason of death or disability, the group that nominated such former Nominee shall be entitled to nominate a replacement who shall then be a Nominee for the purposes of this Agreement, and the Shareholders shall take such steps as may be necessary to elect such replacement Nominee to the Board to fill the unexpired term of the prior Nominee. If Noteholders have failed to submit any replacement Nominee for the Noteholder director vacancy by the second Nomination Deadline (as defined in the Indenture) for such Noteholder director vacancy, all in accordance with the terms of the Indenture, the Common Shareholders shall nominate a non-employee Nominee to fill the unexpired term of the prior Noteholder Nominee. If AT&T does not set forth three (3) candidates for a replacement Nominee within sixty (60) days of a vacancy occurring, the Common Shareholders shall nominate a non-employee and non-Affiliate Nominee to fill the unexpired term of the prior AT&T Nominee.

(g) For so long there are any Notes or Preferred Shares outstanding, each Common Shareholder agrees not to take any action, or permit the Board to take any action, without the written consent of the appropriate nominating group, which consent may be given or withheld in such nominating group’s sole discretion, to remove, without cause, any Nominee from the Board following his or her election thereto. For so long there are any Notes or Preferred Shares outstanding, each Common Shareholder is permitted to take any action or permit the Board to take any action to remove a director for cause, with the nominating group having the right to nominate a substitute Nominee if the prior director is removed for cause.

(h) For so long there are any Notes or Preferred Shares outstanding, if any Common Shareholder fails or refuses to vote its Common Shares as provided in this Section 13 (the “Director Breaching Shareholder”), without any further action by the Director Breaching Shareholder, (i) if the Corporation’s Executive Chairman and/or Chief Executive Officer are members of the MBE Group, whomever are members of the MBE Group shall have an irrevocable proxy to vote and (ii) if the Corporation’s Executive Chairman and Chief Executive Officer are not members of the MBE Group, the member of the Corporation’s Board of Directors who is a member of the MBE Group shall have an irrevocable proxy to vote, the Director Breaching Shareholder’s Common Shares to the extent such vote relates to any Nominee, and each Common Shareholder hereby irrevocably grants to and appoints the Corporation Executive Chairman and/or Chief Executive Officer or Director, as set forth above, individually or collectively, such Common Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Common Shareholder, to vote such Common Shareholder’s Shares in favor of any Nominee and otherwise as contemplated by this Section 13. Each Common Shareholder hereby affirms that (i) the irrevocable proxy set forth in this Section 13 is given in connection with, and as an inducement to, the execution by the nominee groups of this Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Common Shareholder under this Agreement, (ii) the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, and (iii) all that such proxies and attorneys-in-fact may lawfully do or cause to be done by virtue hereof. A copy of this proxy shall be deemed filed with the secretary of the Corporation.

(i) The Noteholders shall be third-party beneficiaries to this Section 13 as set forth in Section 32.

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14. Conversion into Delaware Corporation.

(a) For so long as there are any Notes or Preferred Shares outstanding, if Common Shareholders representing more than twenty-five percent (25%) of the issued and outstanding Common Shares provide a written notice to the Corporation that such Common Shareholders request that the Corporation reincorporate into Delaware by means of conversion under applicable Delaware law, the Corporation and Shareholders shall take any and all action necessary to effect the conversion from a Texas corporation into a Delaware corporation.

(b) For so long there are any Notes or Preferred Shares outstanding, if any Shareholder fails or refuses to vote its Shares in favor of the reincorporation into Delaware (the “Reincorporation Breaching Shareholder”), without any further action by the Reincorporation Breaching Shareholder, (i) the Corporation’s Executive Chairman and Chief Executive Officer shall have an irrevocable proxy to vote the Reincorporation Breaching Shareholder’s Shares to the extent such vote relates to the reincorporation of the Corporation into Delaware, and each Shareholder hereby irrevocably grants to and appoints the Corporation Executive Chairman and Chief Executive Offer, individually or collectively, such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote such Shareholder’s Shares in favor of reincorporation of the Corporation into Delaware and otherwise as contemplated by this Section 14. Each Shareholder hereby affirms that (i) the irrevocable proxy set forth in this Section 14 is given in connection with, and as an inducement to, the execution by the nominee groups of this Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement, (ii) the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, and (iii) all that such proxies and attorneys-in-fact may lawfully do or cause to be done by virtue hereof. A copy of this proxy shall be deemed filed with the secretary of the Corporation. Each Shareholder waives any dissenters’ rights, appraisal rights and similar rights in connection with such reincorporation of the Corporation into Delaware.

15. Share Escrow Account. In order to effectuate and implement the Plan, the Company is required to (a) issue a stock dividend to the shareholders of record prior to the effectiveness of the Plan equal to 352,000 shares of Common Stock (the “Dividend Shares”) which number of Dividend Shares is equal to the number of shares of Common Stock underlying the expected number of stock options to be outstanding on May 31, 2017 as adjusted pursuant to the terms of the stock options (the “Underlying Shares”), (ii) deposit such Dividend Shares with American Stock Transfer & Trust Company, LLC as the escrow agent (“AST”) and (iii) enter into a Stock Escrow Agreement (the “Escrow Agreement”) with AST pursuant to which (a) if a stock option is forfeited or otherwise terminated, the number of Dividend Shares equal to the number of Underlying Shares of such stock option would be released to the shareholders of record prior to the effectiveness of the Plan of the Company on a pro rata basis and (b) if a stock option is exercised, the number of Dividend Shares equal to the number of Underlying Shares of such stock option would be returned to the Company for cancellation or deposit into treasury. The Escrow Agreement, upon execution by the Company and AST, is incorporated by reference herein and deemed to be part of this Agreement.

16. Term. Unless extended as provided for herein, this Agreement shall terminate in its entirety and be of no force and effect upon the earlier of (i) the effective date of a written agreement providing for the termination of this Agreement signed (A) by the Common Shareholders holding in the aggregate at least a majority of the votes of which all of the Common Shareholders are entitled to cast, (B) by the Shareholders of the Preferred Stock holding the aggregate of at least a majority of the Preferred Shares, and (C) by the Required Noteholders, (ii) there are no more Notes or Preferred Shares outstanding, (iii) the closing of a Public Offering or (iv) the consummation of a merger or consolidation of the Corporation with an independent third party whereby the Corporation does not survive.

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Notwithstanding the immediately preceding sentence, such a Public Offering, merger or consolidation shall not extinguish any obligations of a party at that time to make payments pursuant to this Agreement. A Shareholder shall cease being a party to this Agreement, and cease being bound hereby or subject hereto, when such Shareholder no longer holds any Shares. The Noteholders shall be third-party beneficiaries to this Section 16 as set forth in Section 32.

17. Specific Enforcement. The Shareholders and the Corporation expressly agree that they will be irreparably damaged if this Agreement is not specifically enforced. In any action or proceeding to specifically enforce the provisions of this Agreement, any person (including the Corporation) against whom such action or proceeding is brought hereby waives the claim or defense therein that the plaintiff or claimant has an adequate remedy at law, and such person shall not urge in any such action or proceeding the claim or defense that such remedy at law exists. Upon a breach or threatened breach of the terms, covenants and/or conditions of this Agreement by any Shareholder, any other Shareholder and/or the Corporation shall, in addition to all other remedies available with respect to such breach, be entitled to a temporary or permanent injunction, without showing any actual damage, and/or a decree for specific performance, in accordance with the provisions hereof. The provisions of this paragraph shall not prevent any party from seeking a remedy at law in connection with any breach of this Agreement. The Noteholders shall be third-party beneficiaries to this Section 17 as set forth in Section 32.

18. Notices. Any notice under this Agreement shall be in writing and any written notice or other document shall be deemed to have been given at the address or facsimile number provided below or new address or facsimile number provided in accordance with this Section: (i) on the date of personal service of the parties, (ii) on the third Business Day after mailing, if the document is mailed by registered mail and deposited in the mails postage pre-paid, (iii) one Business Day after being sent by professional or overnight courier, with all charges prepaid, or (iv) on the date of transmission if transmitted prior to 5:00 p.m. on a Business Day, recipient time, by facsimile machine or other means of electronic transmission, with receipt confirmed, or on the next Business Day following the date of transmission if transmitted after 5:00 p.m. on a Business Day, recipient time, or if such day is not a Business Day, by facsimile machine or other means of electronic transmission, with receipt confirmed. Any such notice shall be delivered or addressed to the Corporation or a Shareholder at the respective address as set forth below or at the most recent address specified by the addressee through written notice under this provision. Failure to conform to the requirements of this Section 18 shall not defeat the effectiveness of notice actually received by the addressee. The Noteholders shall be third-party beneficiaries to this Section 18 as set forth in Section 32.

(a) if to the Corporation:

Goodman Networks Incorporated

2801 Network Blvd., Suite 300

Frisco, Texas 75034

Facsimile: (972) 406-9291

Attn: John A. Goodman

with a copy (which shall not constitute notice) to:

Haynes and Boone, LLP

2323 Victory Ave., Suite 700

Dallas, Texas 75219

Facsimile: (214) 200-0577

Attn: Gregory R. Samuel

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(b) if to a Shareholder, to the Shareholder’s address as reflected in the stock records of the Corporation or as the Shareholders shall designate to the Corporation in writing.

(c) if to a Noteholder, pursuant to the Indenture.

19. Assignment. Except as permitted by Section 2, this Agreement and the rights of the parties hereunder shall not be assignable by any of the parties hereto without compliance with this Agreement.

20. Governing Law. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Texas. The Noteholders shall be third-party beneficiaries to this Section 20 as set forth in Section 32.

21. Amendment. This Agreement may be amended, supplemented or interpreted at any time, but only by a written instrument executed by (i) Common Shareholders holding in the aggregate more than fifty percent (50%) of the aggregate Common Shares held by the Common Shareholders, (ii) Preferred Shareholders holding in the aggregate more than fifty percent (50%) of the aggregate Preferred Shares held by the Preferred Shareholders and (iii) the Required Noteholders solely with regard to any Section in which the Noteholders are third-party beneficiaries as set forth in Section 32.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The Noteholders shall be third-party beneficiaries to this Section 22 as set forth in Section 32.

23. Entire Agreement. This Agreement, together with other documents delivered pursuant hereto or incorporated by reference herein, including the Indenture and Escrow Agreement, contains the entire agreement between the parties hereto concerning the transactions contemplated herein and supersedes all prior agreements or understandings between the parties hereto relating to the subject matter hereof, including without limitation the Fifth Amended and Restated Shareholders’ Agreement. No oral representation, agreement or understanding made by any party hereto shall be valid or binding upon such party or any other party hereto. The Noteholders shall be third-party beneficiaries to this Section 23 as set forth in Section 32.

24. Effect of Other Laws and Agreements. The rights and obligations of the parties under this Agreement shall be subject to any restrictions on the purchase of stock of the Corporation which may be imposed by the Texas Business Organizations Code or any agreement now or hereafter entered into between the Corporation and any financial institution with respect to loans or other financial accommodations made to the Corporation. Nothing contained herein shall be deemed to limit the obligations and duties imposed upon officers and directors in accordance with state and federal laws. The Noteholders shall be third-party beneficiaries to this Section 24 as set forth in Section 32.

25. Further Assurance. Each party hereto shall do and perform, or cause to be done and performed, all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby. The right of the Corporation to acquire Shares pursuant to this Agreement is subject to the laws of the State of Texas governing the rights of a corporation to acquire its own shares. If the Corporation is unable to acquire Shares hereunder because of the limitations contained in the Texas Business Organizations Code or other such applicable statute, the Corporation and its shareholders may in their sole discretion take such action that is reasonable to enable the Corporation to lawfully acquire such Shares or as many of such Shares as may be lawfully acquired. The Noteholders shall be third-party beneficiaries to this Section 25 as set forth in Section 32.

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26. Captions and Section Headings. Except as used in Section 1, captions and Section headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it. The Noteholders shall be third-party beneficiaries to this Section 26 as set forth in Section 32.

27. Waiver. Any waiver by any party hereto of any of his, her or its rights hereunder shall be without prejudice of his, her or its future assertion of any such rights, and any delay in exercising any rights shall not operate as a waiver thereof. The Noteholders shall be third-party beneficiaries to this Section 27 as set forth in Section 32.

28. Severability or Provisions. If any one or more of the provisions of this Agreement shall be determined to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions of this Agreement shall not be impaired in any way. The Noteholders shall be third-party beneficiaries to this Section 28 as set forth in Section 32.

29. Shareholder Rights and Obligations. The rights and obligations of the Shareholders hereunder are several and not joint. The Noteholders shall be third-party beneficiaries to this Section 29 as set forth in Section 32.

30. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the AAA Rules by three (3) arbitrators. The arbitrators shall be appointed in accordance with the AAA Rules regarding appointment from the AAA panel of arbitrators. The arbitration shall be held in Collin County, Texas. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The Noteholders shall be third-party beneficiaries to this Section 30 as set forth in Section 32.

31. Spousal Consents. Any spouse of a Shareholder shall, upon an individual becoming a Shareholder if such individual is not a Shareholder as of the date of this Agreement, or within thirty (30) days after the marriage of an individual who is a Shareholder as of the date of this Agreement, execute and deliver to the Corporation a spousal consent, in a form substantially similar to the spousal consents following the signature pages to this Agreement.

32. Third-Party Beneficiaries. Except for the Noteholders with regard to Sections 13, 16, 17, 18, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30 and 32 only, nothing in this Agreement shall provide any benefit to any third Person or entitle any third Persons to any claim, cause of action, remedy or right of any kind, it being the intent of the parties hereto that this Agreement shall otherwise not be construed as a third-Person beneficiary contract.

* * * * *

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IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

CORPORATION:

GOODMAN NETWORKS INCORPORATED

By:
Name: John A. Goodman
Title: Executive Chairman, Chief Executive Officer and President

SHAREHOLDERS SET FORTH ON SCHEDULE A ARE DEEMED TO BE PARTIES TO THIS AGREEMENT PURSUANT TO THE PLAN

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

James E. Goodman

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

John A. Goodman

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

Joseph M. Goodman

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

Jonathan E. Goodman

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

Jason A. Goodman

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

2012 JONATHAN EDWARD GOODMAN FAMILY TRUST

By:
Name:
Title:

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

GABRIELA SUTTO GOODMAN FAMILY TRUST

By:
Name:
Title:

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

2012 JOSEPH MARK GOODMAN FAMILY TRUST

By:
Name:
Title:

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

JOHN ANDREW GOODMAN 2012 FAMILY TRUST

By:
Name:
Title:

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

CAYENNE SONI GOODMAN FAMILY TRUST

By:
Name:
Title:

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

THE GOODMAN FOUNDATION

By:
Name:
Title:

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

SHAREHOLDER:

GOODMAN MBE GROUP LP

By:	Goodman MBE Group GP LLC, its general partner

By:
Name:
Title:

Signature Page to the Sixth Amended and Restated Shareholders’ Agreement

The undersigned, Cayenne M. Goodman, spouse of John A. Goodman, hereunto subscribes her name in evidence of and in consent to his agreements made concerning the capital stock of Goodman Networks Incorporated referred to in the foregoing Sixth Amended and Restated Shareholders’ Agreement, and to all other provisions thereof, as of the ___ day of __________, 2017.

Cayenne M. Goodman

Spousal Consent to the Sixth Amended and Restated Shareholders’ Agreement

The undersigned, Gabriela Goodman, spouse of Joseph M. Goodman, hereunto subscribes her name in evidence of and in consent to his agreements made concerning the capital stock of Goodman Networks Incorporated referred to in the foregoing Sixth Amended and Restated Shareholders’ Agreement, and to all other provisions thereof, as of the ____ day of __________, 2017.

Gabriela Goodman

Spousal Consent to the Sixth Amended and Restated Shareholders’ Agreement

The undersigned, Sarina Goodman, spouse of James E. Goodman, hereunto subscribes her name in evidence of and in consent to his agreements made concerning the capital stock of Goodman Networks Incorporated referred to in the foregoing Sixth Amended and Restated Shareholders’ Agreement, and to all other provisions thereof, as of the ____ day of ____________, 2017.

Sarina Goodman

Spousal Consent to the Sixth Amended and Restated Shareholders’ Agreement

Schedule A

Shareholders Deemed Party to this Agreement Pursuant to the Plan

Ron Hill

William Darkwah

Skip Hulett

Scott Pickett

Alarica M. Pickett

Timisoara E. Pickett

SEP Trust

Alcatel-Lucent USA Inc.

SG-GN/SD, LLC

[Additional holders of claims who do not otherwise execute this Agreement to be added to this Schedule A by the Company as such holders are identified.]

Schedule A to the Sixth Amended and Restated Shareholders’ Agreement

Schedule B

Initial List of Competitors

Ansco & Associates, LLC

Bechtel Corporation

Black & Veatch Holding Company

BlueStream Professional Services

Clear Sky

Digital Satellite, Inc.

DirectSat/Unitek Global Services

DW Direct

Dycom Industries, Inc.

Empath

Empire Telecom

Erickson

Jacobs Engineering Group

Mastec

Nexius Solutions, Inc.

Parsons Corporation

Science Applications International Corporation (SAIC)

Starlight STM

Velocitel, Inc.

Schedule B to the Sixth Amended and Restated Shareholders’ Agreement

Exhibit G

Identity of Directors and Officers of Reorganized Goodman

Reorganized Goodman Board

John Goodman

John Goodman has served as a member of the Board since he co-founded Goodman Networks Incorporated (“Goodman Networks”) in 2000 and has been Goodman Networks’ Executive Chairman since November 16, 2016. He previously served as Goodman Networks’ Executive Chairman from January 2012 until March 5, 2015, and as Chairman and Chief Executive Officer from Goodman Networks’ founding in 2000 through January 2012. In addition, he has served as a manager since August 2013 and the Executive Chairman since June 2014 of Premier One Emergency Centers, LLC, an owner of emergency and urgent care facilities. Mr. John Goodman’s telecom career spans two decades, beginning with Bell Atlantic Professional Services, where he managed outside and inside plant services in the southwest United States. In 1997, he joined GTE’s Network Operations Center in Irving, Texas, where he supported Fortune 500 companies and provided broadband technical support services domestically. Following the merger of GTE and Bell Atlantic, now known as Verizon, Mr. John Goodman left Verizon in 2000 to co-found Goodman Networks. Mr. John Goodman holds a bachelor’s degree in business administration from Texas Tech University.

Jason Goodman

Jason Goodman is a co-founder of Goodman Networks who has served as a member of the Board since November 15, 2016, and as Goodman Networks’ Vice President of Government Solutions and Construction since April 2011. Mr. Jason Goodman was previously a member of the Board from 2000 until April 2014 and from November 11, 2016, until November 15, 2016. Mr. Jason Goodman has previously served in several roles with Goodman Networks, including Vice President of Federal Sales, Vice President of Support Operations and Chief of Staff, from July 2007 to April 2011, March 2007 to July 2007 and June 2000 to March 2007, respectively. Prior to Goodman Networks’ founding in 2000, Mr. Jason Goodman held various positions with Harvard Technologies, where he was responsible for establishing a new telecommunications services division. Mr. Jason Goodman holds a bachelor’s degree in business administration from Texas A&M University.

Sherman K. Edmiston III

Mr. Edmiston served as a managing director at Zolfo Cooper LLC from 2009 to 2015. While at Zolfo Cooper, Mr. Edmiston served as the Chief Restructuring Officer of Xinergy, Ltd and acted as lead advisor to secured creditors in numerous restructurings. Prior to joining Zolfo Cooper, Mr. Edmiston was a managing director at Huron Consulting and Glass & Associates from 2006 to 2009. Mr. Edmiston is currently a member of the board of directors of Arch Coal, Inc. and Key Energy Services and previously has served as a member of the board of directors of JL French Automotive. Mr. Edmiston received his bachelor’s degree in engineering from Arizona State University and an M.B.A. from the Ross Business School at the University of Michigan.

Rocco Romanella

Mr. Romanella currently serves as the Founder and Senior Partner at 3SIXTY Management Services, LLC. Prior to joining 3SIXTY Management Services, Mr. Romanella was the Chief Executive Officer and Director at UniTek Global Services from 2012 to 2015. From 1976 to 2012, Mr. Romanella was employed at UPS and served in various executive positions, including President of Retail (MBE) & Residential Operations. Mr. Romanella received his bachelor’s degree in management from St. John’s University and holds a Columbia University Business Certificate in Marketing.

Mark Keiffer

Mr. Keiffer currently serves as the Chairman of Keiffer Holdings, LLC, which was formed in 2015, and is comprised of a variety of small businesses launched to build a strong diversified set of family run businesses. Before founding Keiffer Holdings, Mr. Keiffer served in a variety of high-level positions at AT&T until his retirement in 2012. Most recently, Mr. Keiffer was the President-Home Solutions at AT&T, and was responsible for AT&T’s consumer wireline organization and led marketing, sales, and service teams for all consumer wireline products across a 22-state wireline footprint. Mr. Keiffer’s previous leadership roles at AT&T included President-Consumer Solutions Center, President-Regional Business Markets, President and CEO of AT&T Southwest, Executive Vice President-Enterprise Business Sales, and Chief Marketing Officer-Business. Mr. Keiffer began his career with Southwestern Bell Telephone Company in 1982, and has served in various positions in the network, customer service, installation and repair, community relations, human resources, and marketing fields. Mr. Keiffer received his bachelor’s degree in mathematics from East Central University and holds a master’s degree in business management from Webster University.

Reorganized Goodman Officers

1.	John Goodman, Executive Chairman, President, and Chief Executive Officer

2.	Jason Goodman, Chief Operating Officer and Director

3.	John Debus, Chief Financial Officer

4.	Anthony J. Rao, Executive Vice President, General Counsel and Corporate Secretary

5.	Alvie Smith, Executive Vice President Field Services

6.	Carol Murdock, Executive Vice President Business Operations

7.	Jim Meyers, Executive Vice President Carrier Services, Sprint

8.	Michael Bathon, Senior Vice President Information Technology

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Exhibit H

Goodman MBE Group Consulting Contract

CONSULTING AGREEMENT

This CONSULTING AGREEMENT (“Agreement”) is by and between Goodman Networks Incorporated (the “Company”) and Goodman MBE Group LP, a Texas limited partnership, (“Consultant”) and is effective as of May 31, 2017 (the “Effective Date”).

WHEREAS, Consultant has agreed to support the restructuring of the Company’s 12.125% Senior Secured Notes due 2018 and the Company’s other liabilities through a Prepackaged Plan of Reorganization (the “Plan”), and to vote its Claims (as defined in section 101(5) of the Bankruptcy Code) and interests to accept the Plan, subject to the Restructuring Support and Forbearance Agreement, dated as of January 24, 2017;

WHEREAS, the ownership of Consultant currently meets the requirements of a minority group member with the National Minority Supplier Development Council due to all the members of the Consultant being a “minority group member” (“MBE”), and during the Term of the Agreement (defined below), the ownership of Consultant will continue to meet the MBE requirements;

WHEREAS, in connection with its support of the Plan, Consultant will provide valuable advice to the Company, particularly as it relates to maintaining the Company’s qualifying status as an MBE;

WHEREAS, based on Consultant’s knowledge, expertise and experience, the Company has determined that it would be beneficial to engage Consultant to provide Consulting Services (defined below) subject to the terms and conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, Consultant and the Company (collectively the “Parties” and each individually a “Party”) hereby agree as follows:

Section 1. Term. Consultant’s independent contractor relationship with the Company under this Agreement shall begin on the Effective Date and shall continue for as long as any of the Company’s 8% Senior Secured Notes due 2022 (the “Notes”) or any shares of the Company’s Payment-in-Kind Preferred Stock having an initial liquidation value of $100 million (the “PIK Preferred Stock”) remain outstanding (the “Term”).

Section 2. Relationship.

Section 2.1. Consulting Services. During the Term, Consultant will (a) on behalf of the Company, assist the Company with maintaining and applying for all necessary MBE certifications, (b) interface with various MBE certification agencies on a regular basis, (c) provide strategic direction on corporate and local, state and federal government contracts, particularly where such contracts implicate differing MBE requirements, (d) advise the Board of Directors (the “BOD”) and the Company of any MBE developments and ensure the Company remains compliant with all applicable MBE requirements at all times, (e) interface with Company management at least once per month in regard to any MBE related issues, (f) on behalf of the Company, assist the Company with developing new business opportunities through the Company’s existing MBE certifications and through other networking events, including, but not limited to, various MBE trade shows, diversification events and conferences, and (g) perform such other and further services as the Company or BOD may reasonably request (the “Consulting Services”). Consultant shall employ Consultant’s own means, methods, and discretion in performing the Consulting Services and shall not be subject to the control of the Company with respect to the details of the Consulting Services.

Section 2.2. Nature of Relationship Between Parties. Consultant will render the Consulting Services in this Agreement as an independent contractor. The Parties do not intend to create, by virtue of this Agreement, any employment relationship, trust, partnership, or joint venture between Consultant or any of its affiliates and the Company or any of its affiliates.

Section 2.3. General Representations and Warranties. The Company is entering into this Agreement in reliance on Consultant’s special and unique abilities in rendering the Consulting Services and Consultant agrees to use Consultant’s commercially reasonable efforts, skill, judgment, and ability in rendering the Consulting Services and agrees to perform such Consulting Services in a diligent, trustworthy, and business-like manner in compliance with all applicable laws and regulations. In connection with the foregoing, Consultant represents that Consultant has the qualifications, the experience, and the ability to properly perform the Consulting Services in compliance with all applicable laws and regulations and the performance of any such Consulting Services and obligations will not contravene or result in a breach of any provision of any agreement, instrument, order, law or regulation binding upon Consultant. Consultant represents to the Company that Consultant is under no contractual, legal or fiduciary obligation or burden that reasonably may be expected to interfere with Consultant’s ability to perform the Consulting Services in accordance with this Agreement’s terms, including without limitation any agreement or obligation to or with any other company.

Section 2.4. Representations and Warranties of the Consultant with Respect to the Shares. The Consultant hereby represents and warrants that (a) it is acquiring the Shares (as defined below) for investment purposes, solely for its own account and not for the purpose of, or with a view toward, resale or distribution in violation of law; (b) it has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Shares and has sufficient financial means to afford the risk of complete loss of an investment in the Shares; (c) it has access to information concerning the Company and, to Consultant’s satisfaction, has had an opportunity to discuss with, and ask questions of and receive answers from, the Company concerning the Company’s business, management and financial affairs, the Shares and the terms of the offering thereof; (d) no established trading market exists for the Shares or is likely to develop; (e) it is aware that the Shares have not been registered, and that no such registration is contemplated, under the Securities Act of 1933, as amended (the “Securities Act”), and accordingly, that the Shares may not be sold or transferred unless they are subsequently registered under the Securities Act or, in an opinion of counsel satisfactory to the Company, a sale or transfer may be made without registration; (f) transfer of the Shares is also significantly limited pursuant to the terms of that certain Sixth Amended and Restated Shareholders’ Agreement by and among the Company and the parties thereto from time to time; (g) that each certificate, instrument or book entry representing the Shares shall contain restrictive legends to the effect of clauses (e) and (f) above; (h) as a result of the foregoing, the liquidity and marketability of the Shares may be severely limited and the Shares may have to be held indefinitely and (i) Consultant, and each partner of the Consultant, is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

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Section 2.5. Ownership. The Consultant hereby represents and warrants that its ownership currently meets the MBE requirements. During the Term of the Agreement, the Consultant agrees that its ownership will continue to meet the MBE requirements.

Section 2.6. Non-Exclusive. Provided that Consultant complies with the terms of this Agreement, including the representations and warranties in Section 2.3, Section 2.4 and Section 2.5, and the covenant in Section 2.5, Consultant’s performance of the Consulting Services does not prevent Consultant from performing other, non-competitive services for another company.

Section 3. Payment.

Section 3.1. Consulting Fee. Company and Consultant agree that, in exchange for the Consulting Services, Consultant shall receive (a) PIK Preferred Stock having an initial value of $20 million, subject to the redemption terms as set forth on the Certificate of Formation of the Company (the “COF”), and (b) 50.1% of the common stock, par value $0.0001 per share, subject to the terms of the COF (collectively with the PIK Preferred Stock, the “Shares”).

Section 3.2. Expenses. The Company may reimburse Consultant for reasonable and necessary out-of-pocket expenses, which are actually incurred and directly related to the Consulting Services and which are approved in accordance with the Company’s expense reimbursement policy; provided, however, that notwithstanding anything to the contrary in the Company’s expense reimbursement policy, no expense may be approved by an officer of the Company who holds a direct or indirect equity interest in the Consultant or is an affiliate of any such direct or indirect equityholder. Expenses approved for reimbursement will be reimbursed on a monthly basis. Consultant shall submit a statement of expenses no later than thirty (30) days following the end of the month in which the expenses were incurred. Such statement shall include receipts, vouchers, or other supporting documentation. Expenses approved for reimbursement will be reimbursed within thirty (30) days of receipt of the monthly statement. Expense reimbursements to Consultant shall not include any compensation for overhead or profit.

Section 3.3. Benefits and Workers’ Compensation. Consultant shall at all times be an independent contractor (and not an agent of the Company); therefore, Consultant shall not be entitled to participate in any benefit plans or programs that the Company provides or may provide to its employees.

Section 4. Payment of Taxes and Indemnification.

Section 4.1. Federal, State, and Local Taxes. Neither federal, state, or local income tax nor payroll tax of any kind shall be withheld or paid by the Company on behalf of Consultant.

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Section 4.2. Consultant’s Taxes. Consultant understands that Consultant is responsible for paying, according to the applicable law, Consultant’s income taxes. The Parties agree that any tax consequences or liability arising from the Company’s payments to Consultant shall be the sole responsibility of Consultant.

Section 4.3. Indemnification of Tax Liability. Should any federal, state or local taxing authority determine that any of the payments under Section 3.1 constitute income subject to withholding under any federal, state or local law, then Consultant agrees to indemnify and hold the Company harmless for any and all tax liability, including, but not limited to, taxes, levies, assessments, fines, interest, costs, expenses, penalties, and attorneys’ fees as a result of or related to any such determination.

Section 5. Termination.

Section 5.1. Termination. This Agreement shall terminate once there are no longer any Notes or shares of PIK Preferred Stock outstanding (the “Termination Date”).

Section 5.2. Effect of Termination. If this Agreement is terminated, the Company shall pay to Consultant the unpaid Consulting Fee accrued through the Termination Date in accordance with the provisions of Section 3.1.

Section 6. Miscellaneous.

Section 6.1. Independence, Severability and Non-Exclusivity. Each of the rights and remedies set forth in this Agreement shall be independent of the others and shall be severally enforceable and all such rights and remedies shall be in addition to and not in lieu of any other rights and remedies available to the Company or any of its affiliates or subsidiaries under the law or in equity. If any of the provisions contained in this Agreement, including without limitation, the rights and remedies enumerated herein, is hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, or rights or remedies, which shall be given full effect without regard to the invalid portions.

Section 6.2. Governing Law and Exclusive Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without regard to its or any other state’s or jurisdiction’s conflicts of law doctrine. The Parties specifically waive the application of any and all conflicts of law provisions of the State of Texas and any other state or other jurisdiction.

Section 6.3. Entire Agreement/Amendments. This Agreement contains the entire understanding of the Parties and supersedes any prior agreements or understandings with respect to the Consulting Services. This Agreement may not be altered, modified, or amended except by written instrument signed by the Parties hereto. Consultant represents and acknowledges that, in executing this Agreement, Consultant did not rely, has not relied, and disavows reliance on any representation(s) by the Company or any of its officers, directors, employees or representatives, except as expressly contained in this Agreement.

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Section 6.4. No Waiver. The failure of a Party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such Party’s rights or deprive such Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 6.5. Assignment. This Agreement shall not be assignable by Consultant. This Agreement may be assigned by the Company, in whole or in part, to a company which is a successor in interest to substantially all of the business operations of the Company, or, in the aggregate, all of its subsidiaries, provided that any such successor must be an MBE on day one (1) of the assignment. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such successor company, provided that any assignee expressly assumes the obligations, rights and privileges of this Agreement.

Section 6.6. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Remainder of Page Intentionally Left Blank.

Signature Page to Follow.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the Effective Date.

GOODMAN MBE GROUP LP
By: Goodman MBE Group, LLC, its general partner

By:
Name:
Title:

GOODMAN NETWORKS INCORPORATED

By:
Name:	John Goodman
Title:	Executive Chairman, Chief Executive Officer and President

Signature Page to Consulting Agreement

Exhibit L

Stock Escrow Agreement

STOCK ESCROW AGREEMENT

This STOCK ESCROW AGREEMENT (this “Agreement”), dated as of May 31, 2017, by and between GOODMAN NETWORKS INCORPORATED, a Texas corporation (the “Company”), and AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, a New York limited liability company (the “Escrow Agent”).

WHEREAS, the Company is in the process of effecting and implementing the Debtors’ Amended Joint Prepackaged Chapter 11 Plan of Reorganization. Pursuant to Chapter 11 of the Bankruptcy Code, Case No. 17-31575 (the “Plan”), and in connection therewith, the Company will issue new shares of common stock, par value $0.0001 per share (the “Common Stock”), Series A-1 Preferred Stock, par value $0.0001 per share, or Series A-2 Preferred Stock, par value $0.0001 per share, as the case may be, of the Company to the holders of certain claims with respect to the Company’s 12.125% Senior Secured Notes due 2018 (the “Old Notes”) and Goodman MBE Group, LP (the “MBE Group”);

WHEREAS, pursuant to the Plan, holders of claims with respect to the Old Notes are entitled to receive 42.0% of the Common Stock, the MBE Group is entitled to receive 50.1% of the Common Stock, each calculated on a fully-diluted basis (together with the Common Stock to be issued to the holders of claims with respect to the Old Notes, the “New Common Stock”) and the existing holders (the “Existing Holders”) of the Common Stock set forth in Exhibit A attached hereto (the “Existing Shares”), together with the holders (the “Option Holders”) of all outstanding options to purchase Common Stock that are outstanding and unexercised as of the date hereof, which are identified on Exhibit B attached hereto (the “Options”), shall retain a diluted 7.9% of the Common Stock of the Company, calculated on a fully-diluted basis;

WHEREAS, in order to provide that the Existing Holders and the Option Holders will retain 7.9% of the Common Stock in the event that any Options are not exercised and pursuant to the Sixth Amended and Restated Shareholders’ Agreement, dated as of the date hereof, by and among the Company and the holders party thereto from time to time (as may be amended or restated from time to time, the “Shareholders Agreement”), prior to the issuance of the New Common Stock, the Company declared and paid a stock dividend in the aggregate amount of 352,000 shares of Common Stock (the “Escrow Shares”) on the Common Stock then outstanding, and deposited such Escrow Shares hereunder in a segregated trust account (the “Escrow Account”) titled in the name of the Escrow Agent for the benefit of the Existing Holders providing for the Escrow Shares to be released to the Existing Holders or their assigns to the extent the Options are forfeited or otherwise terminated or returned to the Company to the extent the Options are exercised; and

WHEREAS, the Company desires that the Escrow Agent accept the Escrow Shares, in escrow, to be held and disbursed as hereinafter provided.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. Appointment of the Escrow Agent. The Company, on behalf of itself, the Existing Holders and the Option Holders, hereby appoints the Escrow Agent to act in accordance with and subject to the terms of this Agreement, and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with and subject to such terms.

2. Deposit of Escrow Shares. On or prior to the date hereof, the Company delivered instructions to the Escrow Agent in its capacity as the Company’s transfer agent and registrar to issue the Escrow Shares in book entry in the name of AST f/b/o Shareholders Immediately Prior to Effectiveness of the Plan, together with applicable share powers, to be held and disbursed subject to the terms and conditions of this Agreement.

3. Disbursement of the Escrow Shares.

3.1 The Escrow Agent shall hold the Escrow Shares during the period (the “Escrow Period”) commencing on the date hereof until the date all of the Options have been exercised, forfeited or otherwise terminated.

3.2 During the Escrow Period, upon the exercise, forfeiture or other termination of any of the Options, the Company shall promptly provide notice (each, an “Option Notice”) to the Escrow Agent of such exercise, forfeiture or termination.

3.3 Upon the exercise of any Option or portion thereof, the Company’s Option Notice shall instruct the Escrow Agent to disburse a number of Escrow Shares to the Company equal to the number of shares of Common Stock for which such Option was exercised for cancellation or to be held in treasury.

3.4 Upon the forfeiture or other termination of any Option or portion thereof, the Company’s Option Notice shall instruct the Escrow Agent to disburse a number of Escrow Shares pro rata, based on the ownership percentages set forth in Exhibit A and rounded down to avoid the disbursement of fractional shares, to the Existing Holders.

3.5 Upon the exercise, forfeiture or termination in full of the final Option, the Company’s Option Notice shall instruct the Escrow Agent to disburse any remaining Escrow Shares pro rata, based on the ownership percentages set forth in Exhibit A and rounded down to avoid the disbursement of fractional shares, to the Existing Holders, and after such disbursement, all remaining Escrow Shares to the Company for cancellation or to be held in treasury.

3.6 The Escrow Agent shall have no further duties hereunder after the disbursement of the Escrow Shares in accordance with this Section 3.

4. Rights to the Escrow Shares.

4.1 Voting Rights. Except as herein provided, the MBE Group shall receive all of the rights to the Escrow Shares as shareholders of the Company during the Escrow Period, including, without limitation, the right to vote such shares.

4.2 Dividends and Other Distributions in Respect of the Escrow Shares. During the Escrow Period, all dividends payable in cash with respect to the Escrow Shares shall be paid to the Existing Holders, but all dividends payable in stock or other non-cash property, including shares issued upon a stock split (the “Non-Cash Dividends”), shall be delivered to the Escrow Agent to hold in accordance with the terms hereof. As used herein, the term “Escrow Shares” shall be deemed to include the Non-Cash Dividends distributed thereon, if any.

4.3 Restrictions on Transfer. During the Escrow Period, no sale, transfer assignment or other disposition (a “Transfer”) may be made of the right to receive any Escrow Shares except in connection with the Transfer of Existing Shares identified on Exhibit A in compliance with the restrictions on transfer set forth in the Shareholders Agreement. Upon receipt by the Company of notice of the completed Transfer of Existing Shares set forth on Exhibit A and an agreement from the transferee

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of such Existing Shares to be bound by this Escrow Agreement, the Company shall update Exhibit A to reflect the new owner of such Existing Shares of Common Stock and provide a copy of the same to the Escrow Agent, at which time such transferee shall become an Existing Holder hereunder. During the Escrow Period, the Existing Holders shall not pledge or grant a security interest in the Escrow Shares or grant a security interest in his, her or its rights under this Agreement.

5. Concerning the Escrow Agent.

5.1 Good Faith Reliance. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

5.2 Indemnification. The Escrow Agent shall be indemnified and held harmless by the Company from and against any expenses, including reasonable counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, or the Escrow Shares held by it hereunder, other than expenses or losses arising from the gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in the nature of interpleader in an appropriate court to determine ownership or disposition of the Escrow Shares or it may deposit the Escrow Shares with the clerk of any appropriate court or it may retain the Escrow Shares pending receipt of a final, non-appealable order of a court having jurisdiction over all of the parties hereto directing to whom and under what circumstances the Escrow Shares are to be disbursed and delivered. The provisions of this Section 5.2 shall survive in the event the Escrow Agent resigns or is discharged pursuant to Sections 5.5 or 5.6 below.

5.3 Compensation. The Company shall compensate Escrow Agent for its services hereunder in accordance with Schedule A attached hereto and, in addition, shall reimburse Escrow Agent for all of its reasonable and documented out-of-pocket costs and expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all counsel, advisors’ and agents’ fees and disbursements and all taxes or other governmental charges; provided, however, such expenses shall not be incurred by the Escrow Agent without the Company’s prior written consent. The additional provisions and information set forth on Schedule A hereto are hereby incorporated by this reference.

5.4 Further Assurances. From time to time on and after the date hereof, the Company shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

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5.5 Resignation. The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto written notice and such resignation shall become effective as hereinafter provided. Such resignation shall become effective at such time that the Escrow Agent shall turn over to a successor escrow agent appointed by the Company, the Escrow Shares held hereunder. If no new escrow agent is so appointed within the 60 day period following the giving of such notice of resignation, the Escrow Agent may deposit the Escrow Shares with any court it reasonably deems appropriate.

5.6 Discharge of Escrow Agent. The Escrow Agent shall resign and be discharged from its duties as escrow agent hereunder if so requested in writing at any time by the other parties hereto, jointly, provided, however, that such resignation shall become effective only upon acceptance of appointment by a successor escrow agent as provided in Section 5.5.

5.7 Liability. Notwithstanding anything herein to the contrary, the Escrow Agent shall not be relieved from liability hereunder for its own gross negligence or its own willful misconduct.

6. Miscellaneous.

6.1 Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

6.2 Third Party Beneficiaries. The Company recognizes that the Existing Holders are third party beneficiaries of this Agreement and this Agreement may not be modified or changed without the prior written consent of the Existing Holders.

6.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto relating to the holding, investment and disbursement of Escrow Shares and sets forth in their entirety the obligations and duties of Escrow Agent with respect to the Escrow Shares.

6.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation thereof.

6.5 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their legal representatives, successors and assigns.

6.6 Notices. Any notice or other communication required or which may be given hereunder shall be in writing and either be delivered personally or be mailed, certified or registered mail, or by private national courier service, return receipt requested, postage prepaid, and shall be deemed given when so delivered personally or, if mailed, two days after the date of mailing, as follows:

If to the Company, to:

Goodman Networks Incorporated

2801 Network Boulevard, Suite 300

Frisco, Texas 75034

Attn: John Debus, Chief Financial Officer

Email: jdebus@goodmannetworks.com

Copies (which shall not constitute notice) sent hereunder shall be sent to:

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Goodman Networks Incorporated

2801 Network Boulevard, Suite 300

Frisco, Texas 75034

Attn: Anthony Rao, Executive Vice President & General Counsel

Email: arao@goodmannetworks.com

Haynes and Boone, LLP

2323 Victory Ave., Suite 700

Dallas, Texas 75219

Attn: Matthew L. Fry

Email: matt.fry@haynesboone.com

and if to the Escrow Agent, to:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Attn: Corporate Actions

Tel: (718) 921-8200

A copy (which copy shall not constitute notice) sent hereunder shall be sent to:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Attn: General Counsel

Tel: (718) 921-8200

The parties may change the persons and addresses to which the notices or other communications are to be sent by giving written notice to any such change in the manner provided herein for giving notice.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COMPANY:

GOODMAN NETWORKS INCORPORATED

By:
Name: John A. Goodman
Title: Executive Chairman, Chief Executive Officer and President

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:
Name:
Title:

Signature Page to Stock Escrow Agreement

SCHEDULE A

1.	Escrow Agent Fees.

Acceptance Fee:	$6,000
Annual Escrow Fee (including first year):	$2,000

The Acceptance Fee and the Annual Escrow Fee for each year of the term of this Agreement are payable upon execution of this Agreement. In the event the escrow is not funded, the Acceptance Fee and all related expenses, including attorneys’ fees, costs and expenses remain due and payable, and if paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an escrow account and are subject to reasonable adjustment based on final review of documents, or when Escrow Agent is called upon to undertake unusual or extraordinary duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Agreement, including document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as expenses.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by this Agreement may incur an additional charge. Transaction costs include charges for wire transfers, checks, internal transfers and securities transactions.

The fees quoted in this schedule are subject to reasonable adjustment by Escrow Agent in accordance with its customary practices and if it is called upon to undertake further unusual or extraordinary duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand.

EXHIBIT A

Name of Existing Holder	Number of Shares of Common Stock	% of Shares of Common Stock Held by all Existing Holders
John Goodman	129,015	14.1%
Jason Goodman	133,650	14.6%
James Goodman	105,346	11.5%
Jonathan Goodman	128,548	14.1%
Ron Hill	60,000	6.6%
Joseph Goodman	75,050	8.2%
Alcatel-Lucent USA, Inc.	47,528	5.2%
William A. Darkwah	20,000	2.2%
2012 Jonathan Edward Goodman Family Trust	22,000	2.4%
John Andrew Goodman 2012 Family Trust	50,000	5.5%
Cayenne Soni Goodman Family Trust	15,881	1.7%
Scott Pickett	19,197	2.1%
Timisoara E. Pickett	3,103	0.3%
SEP Trust	9,072	1.0%
Alarica Pickett	3,103	0.3%
Gabriela Sutto Goodman Family Trust	18,137	2.0%
The Goodman Foundation	4,829	0.5%
2012 Joseph Mark Goodman Family Trust	18,137	2.0%
Skip Hulett	6,800	0.7%
SG-GN/SD, LLC	43,358	4.8%

EXHIBIT B

Options

Name of Holder	Number of Underlying Shares of Common Stock	Exercise Price	Date Issued	Expiration Date
John Goodman	60,000	$26.12	6/24/2009	6/24/2019
Scott McReynolds	1,000	$26.12	12/24/2009	12/24/2019
James Meyers	20,000	$26.12	4/19/2010	5/27/2021
John Goodman	55,000	$82.70	2/12/2013	2/12/2023
Joseph Goodman	40,000	$82.70	2/12/2013	2/13/2023
Jonathan Goodman	40,000	$82.70	2/12/2013	2/14/2023
Jason Goodman	40,000	$82.70	2/12/2013	2/15/2023
Joe Hart	1,500	$82.70	2/12/2013	2/16/2023
Alvie Smith	2,500	$104.89	8/13/2014	8/13/2024
Anthony Rao	7,500	$104.89	8/13/2014	8/13/2024
Al LaFavors	5,000	$26.12	8/3/2014	8/3/2024
John Olsen	10,000	$71.28	8/25/2015	8/25/2025
Ernie Carey	12,500	$71.28	8/25/2015	8/25/2025
Cari Shyiak	20,000	$82.70	5/17/2010	5/14/2020
Scott Willis	12,000	$82.70	7/24/2013	7/22/2023
Steve Bell	25,000	$104.89	8/13/2014	8/10/2024